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As filed with the Securities and Exchange Commission on October 1, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WH HOLDINGS (CAYMAN ISLANDS) LTD.*
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	5122 (Primary Standard Industrial Classification Code No.)	N/A (I.R.S. Employer Identification No.)

P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands
(310) 410-9600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Brett R. Chapman, Esq.
General Counsel
WH Holdings (Cayman Islands) Ltd.
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands
(310) 410-9600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Jonathan K. Layne Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067 (310) 552-8500	Gregg A. Noel Nicholas P. Saggese Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Ave, Suite 3400 Los Angeles, CA 90071 (213) 687-5000

*To be renamed HERBALIFE LTD. prior to
the effectiveness of this Registration Statement.

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Common Shares, $.001 par value	$345,000,000	$43,711.50

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS Subject to Completion
Issued October 1, 2004

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we and the selling shareholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                      Shares

COMMON SHARES

We are offering                      of our common shares. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $                      and $                       per share.

We will apply to have our common shares approved for listing on the New York Stock Exchange under the symbol "HLF."

Investing in our common shares involves risks. See "Risk Factors" beginning on page 10.

PRICE $              A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Herbalife
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional                     common shares to cover over-allotments.

The Securities and Exchange Commission and state regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                           , 2004.

MORGAN STANLEY	MERRILL LYNCH & CO.
Banc of America Securities LLC
Citigroup
Credit Suisse First Boston

                           , 2004

HERBALIFE®
Changing People's Lives.
Providing an opportunity
for improved health
and financial well-being.

CELLULAR NUTRITION
SCIENCE FOR THE 21ST CENTURY
CERTIFIED
ShapeWorks
Herbal Concentrate
NET WT 1.8 oz / 50 g
HERBALIFE
Cell Activator
Nutrient Support Formula
Dietary Supplement
120 CAPSULES
Multivitamin Complex
90 TABLETS
onal Shake Mix
FORMULA 1

HERBALIFE
Niteworks
DIETARY SUPPLEMENT

Premier Weight-Loss & Nutrition Company

HERBALIFE

HERBALIFE
HERBALIFE
HERBALIFE
HERBALIFE

- Comprehensive product line
- Combining the best of science and nature
- Highest-quality ingredients
- Scientific leadership and credibility
- Weight management, nutritional supplements, and personal care

TRI
TEAM HERBALIFE
ShapeWorks
Niteworks

Before

After

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

        The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere in this prospectus. Prior to the consummation of the offering described in this prospectus, we intend to amend our Memorandum and Articles of Association to change our name to Herbalife Ltd. Unless otherwise noted, the terms "we," "our," "us," "Company" and "Successor" refer to WH Holdings (Cayman Islands) Ltd. ("Herbalife") and its subsidiaries, including WH Capital Corporation ("WH Capital Corp.") and Herbalife International, Inc. ("Herbalife International") and its subsidiaries for periods subsequent to Herbalife International's acquisition on July 31, 2002 by an investment group led by Whitney & Co., LLC and Golden Gate Private Equity, Inc. (the "Acquisition"), and the terms "we," "our," "us," "Company" and "Predecessor" refer to Herbalife International before the Acquisition for periods through July 31, 2002. Herbalife is a holding company, with substantially all of its assets consisting of the capital stock of its indirect, wholly-owned subsidiary, Herbalife International. See "—Corporate Structure." You should carefully consider the information set forth under "Risk Factors." In addition, certain statements in this prospectus are forward-looking statements which involve risks and uncertainties. See "Disclosure Regarding Forward-Looking Statements."

HERBALIFE

        We are a global network marketing company that sells weight management, nutritional supplement and personal care products. We pursue our mission of "changing people's lives" by providing a financially rewarding business opportunity to distributors and quality products to distributors and customers who seek a healthy lifestyle. We are one of the largest network marketing companies in the world with net sales of approximately $1.2 billion for the year ended December 31, 2003. We sell our products in 59 countries through a network of over one million independent distributors. We believe the quality of our products and the effectiveness of our distribution network, coupled with geographic expansion have been the primary reasons for our success throughout our 24-year operating history.

        We offer products in three principal categories: weight management, nutritional supplements which we refer to as "inner nutrition" and personal care which we refer to as "Outer Nutrition®." Our products are often sold in programs, which are comprised of a series of related products designed to simplify weight management and nutrition for our consumers and maximize our distributors' cross-selling opportunities. We also sell literature and promotional materials designed to support our distributors' marketing efforts. The following table illustrates our principal product categories:

Product Category	Description	Representative Products
Weight Management (43.1% of 2003 Net Sales)	Meal replacements, weight-loss accelerators and a variety of healthy snacks	Formula 1 Personalized Protein Powder Total Control® High Protein Bars and Snacks
Inner Nutrition (43.6% of 2003 Net Sales)	Dietary and nutritional supplements containing herbs, vitamins, minerals and other natural ingredients	Niteworks™ Garden 7™ Aloe Concentrate Joint Support
Outer Nutrition® (9.1% of 2003 Net Sales)	Skin cleansers, moisturizers, lotions, shampoos and conditioners	Skin Activator® Cream Radiant C™ Body Lotion Herbal Aloe Everyday Shampoo Mystic Mask

        We are committed to providing products with scientifically demonstrated efficacy. We have significantly increased our emphasis on scientific research in the fields of weight management and nutrition over the past two years. We believe that our focus on nutrition science will continue to result in meaningful product enhancements that differentiate our products in the marketplace. Our research and development organization combines the experience of product development scientists within our Company with a team of world-renowned scientists. Additionally, through contributions from the Company, the Mark Hughes Cellular and Molecular Nutritional Lab was established at UCLA (the "UCLA Lab"). In 2003, we introduced Niteworks™, a cardiovascular product developed in conjunction with Louis Ignarro, Ph.D., a Nobel Laureate in Medicine. In addition, in March 2004, we introduced ShapeWorks™, a comprehensive weight management program based on the clinical experience and the 15 years of meal replacement research of David Heber, M.D., Ph.D., professor, and Director of the UCLA Center for Human Nutrition.

        We recently established a 12-member Scientific Advisory Board, comprised of world-renowned scientists, and a Medical Advisory Board consisting of leading medical doctors. We consult with members of our Scientific Advisory Board on the advancements in the field of nutrition science, while our Medical Advisory Board provides training on product usage and gives health-news updates through Herbalife literature, the internet and live training events around the world. The boards, both chaired by Dr. David Heber, support our internal product development team by providing expertise on obesity and human nutrition, conducting product research and advising on product concepts.

        We believe that the direct selling channel is ideally suited to marketing our products. Through education, ongoing personalized customer care and first-hand testimonials of product effectiveness, distributors can motivate their customers to begin and maintain their wellness and weight management programs. We are focused on building and maintaining our distributor network by offering financially rewarding and flexible career opportunities through sales of quality, innovative products to health conscious consumers. We believe the income opportunity provided by our network marketing program appeals to a broad cross-section of people throughout the world, particularly those seeking to supplement family income, start a home business or pursue entrepreneurial, full and part-time employment opportunities. Our distributors, who are all independent contractors, profit from selling our products and can also earn royalties and bonuses on sales made by the distributors whom they recruit to join their sales organizations. We actively support our distributors through a broad array of motivational, educational and support services, including individual recognition, reward programs and promotions, and participation in local, national and international Company-sponsored sales and training events and Extravaganzas.

Our Market Opportunity

        According to the World Federation of Direct Selling Associations, the global direct selling market, which includes sales through network marketing and direct mail, reached $86 billion in sales in 2002. The area in which we primarily compete, health and wellness, comprised 15.4% of the 2002 total direct selling market according to the Direct Selling Association. According to the Nutrition Business Journal, the U.S. nutritional supplements market grew 5.7% in 2003 to $19.8 billion, of which the weight-loss supplements segment represented $4.2 billion, or 21.3%. In addition, the Nutrition Business Journal reported that sales of weight-loss supplements are projected to grow at a 6.8% compound annual growth rate from 2004 through 2010.

        We believe that the increasing prevalence of obesity and the aging worldwide population are driving demand for nutrition and wellness-related products. The number of obese adults worldwide has increased from 200 million in 1995 to 300 million in 2000, an increase of 50% based on a study by the World Health Organization. Trends in dieting have followed the higher prevalence of obesity. A 2003 U.S. News & World Report article estimated that 44% of women and 29% of men in the U.S. were on a diet on any given day. Additionally, according to the Centers for Disease Control, by 2030, the number of adults aged 65 or over is expected to increase from 6.9% to 12.0% of the worldwide population.

Our Competitive Strengths

        We believe that our success stems from our ability to inspire and motivate our distributor network with a range of quality, innovative products that appeal to consumer preferences for healthy living. We have been able to achieve sustained and profitable growth by capitalizing on the following competitive strengths:

        Large, Highly-Motivated Distributor Base.    We had over one million distributors, including over 233,000 supervisors, as of June 30, 2004. Because we believe the network marketing model is the most effective way to sell our products, we devote significant resources and management attention to assist our distributor leadership in recruiting and retaining our distributors. We have structured our compensation system to encourage distributors to remain active in the business.

        Diverse and Well-Established Product Portfolio.    We are committed to building brand, distributor and customer loyalty by providing a diverse portfolio of health-oriented and wellness products. We currently have 126 products encompassing over 3,100 SKUs across our three primary product categories. While we improve upon our product formulations based upon developments in nutrition science, several of our products have been in existence for many years. For example, we first introduced our weight management product, Formula 1, in 1980, and it remains our best-selling product.

        Nutrition Science-Based Product Development.    We endeavor to meet the highest industry standards for quality, safety and efficacy. We believe that our science-based product development approach enhances our distributors' credibility with customers, enabling them to more effectively sell our products. We have an internal team of scientists dedicated to continually evaluating opportunities to enhance our existing products and to develop new products.

        Scalable Business Model.    Our business model enables us to grow our business with minimal investment in our infrastructure and other fixed costs. We require no company-employed sales force to market and sell our products, we incur no direct incremental cost to add a new distributor, and our distributor compensation varies directly with sales. In addition, our distributors bear the majority of our consumer marketing expenses, and supervisors sponsor and coordinate a large share of distributor recruiting and training initiatives.

        Geographic Diversification.    We have a proven ability to establish our network marketing organization in new markets. Since our founding 24 years ago, we have expanded into 59 countries, including 22 countries in the last six years. While sales within our local markets may fluctuate due to economic conditions, competitive pressures, political or social instability or for other reasons, we believe that our geographic diversity mitigates our financial exposure to any particular market.

        Experienced Management Team.    Since the Acquisition, we have significantly strengthened our management team with experienced executives from both inside and outside our industry who have successfully managed and grown international, consumer-oriented businesses. In April 2003, Michael O. Johnson became our CEO after spending 17 years with The Walt Disney Company, where he most recently served as President of Walt Disney International. Since joining our Company, Mr. Johnson has assembled a team of experienced executives, including Gregory Probert, COO and formerly CEO of DMX Music and COO of The Walt Disney Company's Buena Vista Home Entertainment division; Richard Goudis, CFO and formerly COO of Rexall Sundown; and Brett R. Chapman, General Counsel and formerly Senior Vice President and Deputy General Counsel of The Walt Disney Company. In addition, Henry Burdick, former Chairman and CEO of Pharmanex, now part of Nu Skin Enterprises, is Vice Chairman and in charge of new product development.

Our Business Strategy

        We believe that our network marketing model is the most effective way to sell our products. Our objective is to increase the recruitment, retention and productivity of our distributor base by pursuing distributor, consumer, product and infrastructure strategies. Our strategic initiatives consist of the following:

        Enter New Markets.    A key component of our growth strategy is to continue to enter into and expand new markets, particularly China. China remains a relatively untapped direct selling and nutritional supplement market and represents a significant market opportunity. In addition, we are evaluating the feasibility of opening new countries in Eastern Europe, Southeast Asia and South America.

        Further Penetrate Existing Markets.    We believe that there are several opportunities to further penetrate our existing markets. For example, in the U.S., we offer approximately 100 products, while in our other key markets, we offer on average only 53 products. The Company has a three-year plan to license and introduce many of its key products in its major international markets. Even in the U.S., our largest market, we believe that there are opportunities to further penetrate the market given that sales are concentrated in 13 metropolitan areas.

        Pursue Local Initiatives.    We empower our local managers to pursue initiatives to address the many unique local and regional needs of our diverse geographic markets. To broaden access to management and provide leadership locally, we have deployed senior management to international regional offices. Management is encouraged to establish programs, like our nutrition clubs in Mexico, and to tailor our products to appeal to local tastes and customs.

        Introduce New Products and Develop Niche Market Segments.    We are committed to providing our distributors with unique, innovative products to help them increase sales and recruit new distributors. We are focused on incorporating the best science and most current nutrition insight into our products and will clinically test our products as appropriate to better understand their health benefits. We also intend to repackage and reposition current products and introduce new products to better target cultural, ethnic and niche market segments and to broaden the demographic profile of our distributor base.

        Further Invest in Our Infrastructure.    In 2003, we embarked upon a strategic initiative to significantly upgrade our technology infrastructure globally. We intend to invest an aggregate of approximately $50 million in connection with this initiative, of which we have invested approximately $16 million as of June 30, 2004. We are implementing an Oracle enterprise-wide technology solution, a scalable and stable open architecture platform, to enhance the efficiency and productivity of the Company and our distributors. In addition, we are upgrading our internet-based marketing and distributor services platform, MyHerbalife.com. Through this platform our distributors can access timely reports regarding their down-line sales organizations and obtain information concerning promotional activities, new product releases and local sales and training events. We expect these initiatives to be substantially complete in 2006.

Our Sponsors

        We acquired Herbalife International on July 31, 2002, which we refer to herein as the "Acquisition." We were formed by and on behalf of an investment group led by Whitney & Co., LLC ("Whitney") and Golden Gate Private Equity, Inc. ("Golden Gate Capital"), which we refer to collectively herein as the "Equity Sponsors," to consummate the Acquisition.

        Whitney was established in 1946 by John Hay Whitney as one of the first U.S. firms involved in the development of the private equity industry. Today, Whitney remains a private firm owned by investing professionals and its main activities are to provide private equity and debt capital for middle market growth companies. Whitney manages approximately $5 billion of assets for endowments, foundations and pension plans and is currently investing its fifth outside equity fund, Whitney V, L.P., a fund with committed capital of $1.1 billion.

        Golden Gate Capital is a San Francisco-based private equity investment firm with over $2.5 billion of capital under management from leading endowments and a number of Fortune 500 CEOs. The firm's charter is to partner with world-class management teams to invest in change-intensive, growth businesses. The principals of Golden Gate Capital have a long and successful history of investing with management partners across a wide range of industries and transaction types, including leveraged buyouts and recapitalizations, corporate divestitures and spin-offs, build-ups and venture stage investing. Additionally, the principals of Golden Gate Capital draw on their strong consulting heritage at Bain & Company in their investment approach.

Corporate Structure and Information

        We were incorporated under the laws of the Cayman Islands in April 2002 and have a foreign holding and operating company structure. Our first and second tier subsidiaries are organized either in the United States, Luxembourg or the Cayman Islands. We believe that this foreign holding and operating company structure provides us with an effective platform to organize our international business activities and to take advantage of favorable environments to implement our international business, operating and financial strategies. International activities are an important part of our business. For the fiscal year ended December 31, 2003, approximately 76% of our net sales were generated outside the U.S.

        Our principal executive offices are located c/o Herbalife International at 1800 Century Park East, Los Angeles, California, 90067, and our telephone number is c/o Herbalife International at (310) 410-9600. Our website address is www.herbalife.com. The information on our website is not a part of this prospectus. We have included our website address in this document as an inactive textual reference only.

THE RECAPITALIZATION

        We are offering our common shares as described in this prospectus as part of a series of recapitalization transactions that we anticipate closing in connection with the consummation of this offering (the "Transactions"), as follows:

  •
  a tender offer for any and all of Herbalife International's outstanding 11 3/4% senior subordinated notes due 2010, which we refer to as the 11 3/4% Notes, and related consent solicitation to amend the indenture governing the 11 3/4% Notes;

  •
  the redemption of 40% of our outstanding 9 1/2% notes due 2011, which we refer to as our 9 1/2% Notes;

  •
  the replacement of Herbalife International's existing $205.0 million senior credit facility with a new $225.0 million senior credit facility; and

  •
  the payment of a special cash dividend to our current shareholders. As a new purchaser of our common shares, you will not be entitled to participate in this cash dividend.

The closing of this initial public offering is conditioned upon the execution of a new senior credit facility and the receipt by Herbalife International of tenders from the holders of at least a majority of the outstanding aggregate principal amount of the 11 3/4% Notes.

THE OFFERING

Common shares offered	shares
Common shares outstanding after this offering	shares
Use of proceeds
We estimate that our net proceeds from the sale of shares in this offering will be approximately $278.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds, together with borrowings under the new senior credit facility and Company cash, to effect the Transactions. See—"Use of Proceeds."
New York Stock Exchange symbol	HLF
Risk factors	See "Risk Factors" beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

        Unless we specifically state otherwise, all information in this prospectus assumes no exercise of the over-allotment option granted by us in favor of the underwriters.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table sets forth certain of our historical financial data and certain unaudited pro forma financial data. We have derived the summary consolidated financial data as of December 31, 2002 and 2003 and for the year ended December 31, 2001, the seven month period ended July 31, 2002, the five month period ended December 31, 2002, and the year ended December 31, 2003, from our audited financial statements and the related notes included elsewhere in this prospectus. We have derived the summary consolidated financial data as of and for the six months ended June 30, 2003 and as of and for the six months ended June 30, 2004 from the unaudited financial statements and related notes included elsewhere in this prospectus. The table also contains summary unaudited pro forma financial information which gives effect to the offering and the Transactions described in the "Unaudited Pro Forma Condensed Consolidated Financial Statements" included elsewhere in this prospectus. The summary financial data set forth below are not necessarily indicative of the results of future operations and the unaudited pro forma financial information does not purport to present our actual financial position or results if the offering and the Transactions actually occurred on the date specified in the unaudited pro forma condensed consolidated financial statements. The summary financial data should be read in conjunction with our audited consolidated financial statements, the selected consolidated historical financial data, the unaudited financial statements, and the unaudited pro forma condensed consolidated financial statements, and, in each case, the related notes included elsewhere in this prospectus, in addition to the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        We present EBITDA because management believes it provides useful information regarding our ability to service and/or incur debt and that it provides a more comparable measure of our profitability. However, such a measure is not in accordance with accounting principles generally accepted in the United States, or GAAP. You should not consider EBITDA in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

	Predecessor		Company
	Year Ended December 31, 2001	January 1 to July 31, 2002	August 1 to December 31, 2002	Year Ended December 31, 2003		Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	(in thousands, except per share amounts)
Statement of Income Data:
Net sales	$1,020,130	$644,188	$449,524		$1,159,433	$568,917		$648,212
Gross profit	778,608	503,635	354,523		923,648	453,555		518,349
Operating income(1)	68,775	14,304	52,889		107,036	79,464		74,922
Net income	42,588	9,212	14,005		36,847	34,085		11,604
Earnings per share
Basic	$1.40	$0.28	$—		$—	$—		$0.15
Diluted	$1.36	$0.27	$0.14		$0.34	$0.32		$0.11
Weighted average shares outstanding
Basic	30,422	32,387	—		—	—		104,097
Diluted	31,250	33,800	102,041		106,891	105,065		110,020
Pro forma net income (unaudited)				$			$
Pro forma earnings per share (unaudited)
Basic				$			$
Diluted				$			$
Other Financial Data:
Retail sales (unaudited)(2)	$1,656,168	$1,047,690	$731,505		$1,894,384	$927,578		$1,059,561
EBITDA (unaudited)(3)	86,106	25,837	64,313		162,641	92,055		97,940
Acquisition transaction expenses	—	54,708	6,183		—	—		—
Depreciation and amortization	18,056	11,722	11,424		55,605	12,591		23,018
Capital expenditures(4)	14,751	6,799	3,599		20,435	9,969		11,830

	As of June 30, 2004
	Actual	Pro Forma As Adjusted(5)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$157,132	$31,846
Total working capital(6)	16,144	(79,711)
Total assets	907,868	757,218
Total debt	504,327	367,943
Other long-term liabilities	118,516	140,432
Shareholders' equity	28,108	3,955

(1)
Operating income for the seven months ended July 31, 2002 and the five months ended December 31, 2002 includes pre-tax charges of $54.7 million and $6.2 million, respectively, relating to fees and expenses in connection with the Acquisition and, for the year ended 2003, includes a $5.1 million charge for legal and related costs associated with litigation resulting from the Acquisition.

(2)
In previous years, we reported retail sales on the face of our income statement in addition to the required disclosure of net sales. Retail sales represent the gross sales amount reflected on our invoices to our distributors. We do not receive the retail sales amount. "Product sales" represent the actual product purchase price paid to us by our distributors, after giving effect to distributor discounts referred to as "distributor allowances," which total approximately 50% of suggested retail sales prices. Distributor allowances as a percentage of sales may vary by country depending upon regulatory restrictions that limit or otherwise restrict distributor allowances. "Net sales" represent product sales including handling and freight income.

Retail sales data is referred to in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our use of retail sales reflect the fundamental role of "retail sales" in our accounting systems, internal controls and operations, including the basis upon which our distributors are paid. In addition, information in daily and monthly reports reviewed by our management relies on retail sales data.

The following represents the reconciliation of retail sales to net sales for each of the periods set forth above:

	Predecessor		Company
	Year Ended December 31, 2001	January 1 to July 31, 2002	August 1 to December 31, 2002	Year Ended December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	(in thousands)
Retail sales	$1,656,168	$1,047,690	$731,505	$1,894,384	$927,578	$1,059,561
Distributor allowance	(774,513)	(492,997)	(345,145)	(899,264)	(438,870)	(502,903)
Product sales	881,655	554,693	386,360	995,120	488,708	556,658
Handling and freight income	138,475	89,495	63,164	164,313	80,209	91,554

Net sales	$1,020,130	$644,188	$449,524	$1,159,433	$568,917	$648,212

(3)
EBITDA represents net income plus income taxes, net interest expense and depreciation and amortization. We present EBITDA because management believes it provides useful information regarding our ability to service and/or incur debt and that it provides a more comparable measure of our profitability. However, such a measure is not in accordance with GAAP. You should not consider EBITDA in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity.

The following table represents a reconciliation of net income to EBITDA:

	Predecessor		Company
	Year Ended December 31, 2001	January 1 to July 31, 2002	August 1 to December 31, 2002	Year Ended December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	(in thousands)
Net income	$42,588	$9,212	$14,005	$36,847	$34,085	$11,604
Income taxes	28,875	6,267	14,986	28,721	25,177	21,689
Interest (income) expenses, net	(3,413)	(1,364)	23,898	41,468	20,202	41,629
Depreciation and amortization	18,056	11,722	11,424	55,605	12,591	23,018

EBITDA	$86,106	$25,837	$64,313	$162,641	$92,055	$97,940

(4)
Includes acquisitions of property through capitalized leases of $3.8 million for 2001, $2.1 million for the seven months ended July 31, 2002, $1.4 million for the five months ended December 31, 2002, $6.8 million for the year ended December 31, 2003, $5.1 million for the six months ended June 30, 2003 and $1.5 million for the six months ended June 30, 2004.

(5)
The pro forma as adjusted column reflects the consummation of the Transactions as if they had occurred on June 30, 2003, including our sale of              shares in the offering at an assumed initial public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(6)
Includes cash, cash equivalents, restricted cash and marketable securities.

RISK FACTORS

        Investing in our common shares involves a high degree of risk. You should carefully consider the following risk factors in addition to the other information contained in this prospectus before deciding whether to invest in our common shares. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our common shares would likely decline and you might lose all or part of your investment in our common shares. The risks described below are not the only ones we face. Other risks, including those that we do not currently consider material or may not currently anticipate, may impair our business.

Risks Related to our Business

Our failure to establish and maintain distributor relationships could have a material adverse effect on our business.

        We distribute our products exclusively through approximately one million independent distributors, and we depend upon them directly for substantially all of our sales. To increase our revenue, we must increase the number of or the productivity of our distributors. Accordingly, our success depends in significant part upon our ability to attract, retain and motivate a large base of distributors. There is a high rate of turnover among our distributors, a characteristic of the network marketing business. The loss of a significant number of distributors could materially adversely affect sales of our products and could impair our ability to attract new distributors. In our efforts to attract and retain distributors, we compete with other network marketing organizations, including those in the weight management product, dietary and nutritional supplement, and personal care and cosmetic product industries. Our operating results could be harmed if our existing and new business opportunities and products do not generate sufficient interest to retain existing distributors and attract new distributors.

        We estimate that, of our over one million independent distributors, we had approximately 191,000 supervisors as of February 1, 2004. These supervisors, together with their downline sales organizations, account for substantially all of our revenues. Our distributors, including our supervisors, may voluntarily terminate their distributor agreements with us at any time. The loss of a group of leading supervisors, together with their downline sales organizations, or the loss of a significant number of distributors for any reason, could adversely affect sales of our products, impair our ability to attract new distributors and have a material adverse effect on our business, financial condition and results of operations.

We are not in a position to exert the same level of influence or control over our independent distributors as we could were they our own employees.

        Our distributors are independent contractors and, accordingly, we are not in a position to directly provide the same direction, motivation and oversight as we would if distributors were our own employees. As a result, there can be no assurance that our distributors will participate in our marketing strategies or plans, accept our introduction of new products, or comply with our distributor policies and procedures.

        Extensive federal, state, and local laws regulate our business, our products, and our network marketing program. While we have implemented distributor policies and procedures designed to govern distributor conduct and to protect the goodwill associated with Herbalife trademarks and tradenames, it can be difficult to enforce these policies and procedures because of the large number of distributors and their independent status. Violations by our distributors of applicable law or of our policies and procedures in dealing with customers could reflect negatively on our products and operations, and harm our business reputation. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our independent distributors.

Adverse publicity associated with our products, ingredients or network marketing program, or those of similar companies, could adversely affect our business.

        The size of our distribution force and the results of our operations may be significantly affected by the public's perception of our company and similar companies. This perception is dependent upon opinions concerning:

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  the safety and quality of our products and ingredients;

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  the safety and quality of similar products and ingredients distributed by other companies;

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  our distributors; and

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  the direct selling business generally.

        Adverse publicity concerning any actual or purported failure of our company or our distributors to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, the regulation of our network marketing program, the licensing of our products for sale in our target markets, or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse affect on the goodwill of our company and could negatively affect our ability to attract, motivate and retain distributors, which would have a material adverse effect on our ability to generate revenue. We cannot ensure that all distributors will comply with applicable legal requirements relating to the advertising, labeling, licensing or distribution of our products.

        In addition, our distributors' and consumers' perception of the safety and quality of our products and ingredients as well as similar products and ingredients distributed by other companies can be significantly influenced by national media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers' use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could have a material adverse effect on our reputation or the market demand for our products.

        Adverse publicity concerning network marketing and public perception of direct selling businesses generally could negatively affect our ability to attract, motivate and retain distributors as well.

Our failure to appropriately respond to changing consumer preferences and demand for new products or product enhancements could significantly harm our distributor and customer relationships and product sales.

        Our business is subject to changing consumer trends and preferences, especially with respect to diet products. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not respond in a timely or commercially appropriate manner to such changes. Furthermore, the nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions and enhancements. Our failure to accurately predict these trends could negatively impact consumer opinion of our products, which in turn could harm our customer and distributor relationships and cause the loss of sales. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to:

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  accurately anticipate customer needs;

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  innovate and develop new products or product enhancements that meet these needs;

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  successfully commercialize new products or product enhancements in a timely manner;

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  price our products competitively;

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  manufacture and deliver our products in sufficient volumes and in a timely manner; and

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  differentiate our product offerings from those of our competitors.

        If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have a material adverse effect on our revenues and operating results.

The high level of competition in our industry for customers and distributors could adversely affect our business.

        The business of marketing weight management and nutrition products is highly competitive and sensitive to the introduction of new products or weight management plans, including various prescription drugs, which may rapidly capture a significant share of the market. These market segments include numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. In addition, we anticipate that we will be subject to increasing competition in the future from sellers that utilize electronic commerce. Some of these competitors have longer operating histories, significantly greater financial, technical, product development, marketing and sales resources, greater name recognition, larger established customer bases, and better-developed distribution channels than we do. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets and competition may intensify.

        We are also subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market weight management products, dietary and nutritional supplements, and personal care products as well as other types of products. Our ability to remain competitive depends, in significant part, on our success in recruiting and retaining distributors through an attractive compensation plan, the maintenance of an attractive product portfolio, and other incentives. We cannot ensure that our programs for recruitment and retention of distributors will be successful.

We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints both domestically and abroad.

        In both domestic and foreign markets, the formulation, manufacturing, packaging, labeling, distribution, importation, exportation, licensing, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions. There can be no assurance that we or our distributors are in compliance with all of these regulations. Our failure or our distributors' failure to comply with these regulations or new regulations could lead to the imposition of significant penalties or claims and could have a material adverse effect on our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may adversely affect the marketing of our products, resulting in significant loss of sales revenues. For example, the Food and Drug Administration ("FDA") has announced plans to issue new guidance or regulations relating to low carbohydrate claims for foods, which could adversely affect our sales of such products.

        On March 13, 2003, the FDA proposed a new regulation to require current good manufacturing practices, or "cGMPs", in the manufacturing, packing and holding of dietary supplements in the United States. The proposed rules would establish the minimum cGMPs necessary to ensure that, if a company engages in activities relating to manufacturing, packaging or holding dietary ingredients or dietary supplements, it does so in a manner that will not adulterate or misbrand those dietary ingredients or dietary supplements. The provisions would require manufacturers to engage in testing in order to evaluate the identity, purity, quality, strength, and composition of their dietary ingredients and dietary supplements.

We currently anticipate that the FDA's final GMPs will be adopted by the end of this year and will become effective in 2005. The new cGMPs, if promulgated, will increase our supply chain costs by requiring our various contract manufacturers to expend additional capital and resources on quality control testing.

        In addition, we are subject to importation, health and safety and food and drug regulations that vary from country to country and that can delay or prevent the introduction of new products into a given country or marketplace or suspend or prohibit the sale of existing products in a given country or marketplace. For example, we may be required to possess an import business license and to register or license our products prior to importation and sale into a given country. There can be no assurance that we or our distributors have obtained all required licenses prior to introducing products into a given country or marketplace or that we will not be required to continue to expend resources to reformulate our products to satisfy the varying regulations in the markets in which we operate.

Our network marketing program could be found not to be in compliance with current or newly adopted laws or regulations in one or more markets, which could have a material adverse effect on our business.

        Our network marketing program is subject to a number of federal and state regulations administered by the Federal Trade Commission and various state agencies in the United States as well as regulations on direct selling in foreign markets administered by foreign agencies. We are subject to the risk that, in one or more markets, our network marketing program could be found not to be in compliance with applicable law or regulations. Regulations applicable to network marketing organizations generally are directed at preventing fraudulent or deceptive schemes, often referred to as "pyramid" or "chain sales" schemes, by ensuring that product sales ultimately are made to consumers and that advancement within an organization is based on sales of the organization's products rather than investments in the organization or other non-retail sales-related criteria. The regulatory requirements concerning network marketing programs do not include "bright line" rules and are inherently fact-based, and thus, even in jurisdictions where we believe that our network marketing program is in full compliance with applicable laws or regulations governing network marketing systems, we are subject to the risk that these laws or regulations or the enforcement or interpretation of these laws and regulations by governmental agencies or courts can change. The failure of our network marketing program to comply with current or newly adopted regulations could have a material adverse effect on our business in a particular market or in general.

        We are also subject to the risk of private party challenges to the legality of our network marketing program. The multi-level marketing programs of other companies have been successfully challenged in the past, and in a current lawsuit, allegations have been made challenging the legality of our network marketing program. An adverse judicial determination with respect to our network marketing program, or in proceedings not involving us directly but which challenge the legality of multi-level marketing systems, could have a material adverse effect on our business.

A substantial portion of our business is conducted in foreign markets.

        Approximately 76% of our net sales for the year ended December 31, 2003, were generated outside the United States, exposing our business to risks associated with foreign operations. For example, a foreign government may impose trade or foreign exchange restrictions or increased tariffs, which could adversely affect our operations. We are also exposed to risks associated with foreign currency fluctuations. For instance, purchases from suppliers are generally made in U.S. dollars while sales to distributors are generally made in local currencies. Accordingly, strengthening of the U.S. dollar versus a foreign currency could have a negative impact on us. Although we engage in transactions to protect against risks associated with foreign currency fluctuations, we cannot be certain any hedging activity will effectively reduce our exchange rate exposure. Our operations in some markets also may be adversely affected by political, economic and social instability in foreign countries. As we continue to focus on expanding our existing international operations, these and other risks associated with international operations may increase.

There can be no assurance that we can further penetrate existing markets or that we can successfully expand our business into new markets.

        Our ability to further penetrate existing markets in which we compete or to successfully expand our business into additional countries in Eastern Europe, Southeast Asia, South America, or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, are subject to numerous factors, many of which are out of our control. For example, in China, our sales are currently regulated to be conducted on a wholesale basis to local retailers. In the event that we are permitted in the future to conduct direct selling efforts in China, we will be required to expend significant resources to establish a competitive infrastructure to compete with certain of our competitors that have already established, or are in the process of establishing, significant business operations in China. In addition, the lack of a comprehensive legal system and the uncertainties of enforcement of existing legislation and laws in China and in any additional countries into which we would like to expand our operations, could have an adverse effect on our ability to conduct business in those markets.

        In addition, government regulations in both our domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of some of our products, which could have a material adverse effect on our business, financial condition and results of operations. Also, our ability to increase market penetration in certain countries may be limited by the finite number of persons in a given country inclined to pursue a direct selling business opportunity. Moreover, our growth will depend upon improved training and other activities that enhance distributor retention in our markets. We cannot assure you that our efforts to increase our market penetration and distributor retention in existing markets will be successful.

Our growth may be limited by our contractual obligation to sell our products only through our Herbalife distributor network and to refrain from changing certain aspects of our marketing plan.

        In connection with the Acquisition, we entered into an agreement with our distributors to provide assurances that the change in ownership of our company would not negatively affect certain aspects of their business. Through this agreement, we committed to our distributors that we would not sell Herbalife products through any distribution channel other than our network of independent Herbalife distributors. Thus, we are contractually prohibited from expanding our business by selling Herbalife products through other distribution channels that may be available to our competitors, such as over the internet, through wholesale sales, by establishing retail stores, or through mail order systems. Since this is an ongoing or open-ended commitment, there can be no assurance that we will be able to take advantage of innovative new distribution channels that are developed in the future.

        In addition, our agreement with our distributors provides that we will not change certain aspects of our marketing plan without the consent of a specified percentage of our distributors. For example, our agreement with our distributors provides that we may increase, but not decrease, the discount percentages available to our distributors for the purchase of products or the applicable royalty override percentages (including roll-ups) and production and other bonus percentages available to our distributors at various qualification levels within our distributor hierarchy. We may not modify the eligibility or qualification criteria for these discounts, royalty overrides and production and other bonuses unless we do so in a manner to make eligibility and/or qualification easier than under the applicable criteria in effect as of the date of the agreement. Our agreement with our distributors further provides that we may not vary the criteria for qualification for each distributor tier within our distributor hierarchy, unless we do so in such a way so as to make qualification easier.

        Although we reserved the right to make these changes to our marketing plan without the consent of our distributors in the event that changes are required by applicable law or are necessary in our reasonable business judgment to account for specific local market or currency conditions to achieve a reasonable profit on operations, there can be no assurance that our agreement with our distributors will not restrict our ability to adapt our marketing plan to the evolving requirements of the markets in which we operate.

We depend on the integrity and reliability of our information technology infrastructure, and any inadequacies may result in substantial interruptions to our business.

        Our ability to timely provide products to our distributors and their customers, and services to our distributors, depends on the integrity of our information technology system, which we are in the process of upgrading, including the reliability of software and services supplied by our vendors. The most important aspect of our information technology infrastructure is the system through which we record and track distributor sales, volume points, royalty overrides, bonuses and other incentives. We have encountered, and may encounter in the future, errors in our software or our enterprise network, or inadequacies in the software and services supplied by our vendors. Any such errors or inadequacies may result in substantial interruptions to our services and may damage our relationships with, or cause us to lose, our distributors if the errors or inadequacies impair our ability to track sales and pay royalty overrides, bonuses and other incentives. Such errors may be expensive or difficult to correct in a timely manner, and we may have little or no control over whether any inadequacies in software or services supplied to us by third parties are corrected, if at all.

We do not manufacture our own products so we must rely on independent third parties for the manufacture and supply of our products.

        All of our products are manufactured by outside companies, except for a small amount of products manufactured in our own manufacturing facility in China. We cannot assure you that these outside manufacturers will continue to reliably supply products to us at the levels of quality we require, especially after the FDA imposes cGMPs regulations. In the event any of our third-party manufacturers were to become unable or unwilling to continue to provide us with products in required volumes and at suitable quality levels, we would be required to identify and obtain acceptable replacement manufacturing sources. There is no assurance that we would be able to obtain alternative manufacturing sources on a timely basis. An extended interruption in the supply of products would result in loss of sales. In addition, any actual or perceived degradation of product quality as a result of reliance on third party manufacturers may have an adverse effect on sales or result in increased product returns and buybacks.

If we fail to protect our trademarks and tradenames our ability to compete could be negatively affected.

        The market for our products depends to a significant extent upon the goodwill associated with our trademark and tradenames. We own, or have licenses to use, the material trademark and tradename rights used in connection with the packaging, marketing and distribution of our products in the markets where those products are sold. Therefore, trademark and tradename protection is important to our business. Although most of our trademarks are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark or tradename protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The loss or infringement of our trademarks or tradenames could impair the goodwill associated with our brands, harm our reputation and have a material adverse effect on our financial results.

We are not assured compliance by distributors with labeling laws.

        Our products are sold principally as foods, dietary supplements and cosmetics and are subject to rigorous FDA and related legal regimens limiting the types of therapeutic claims that can be made for our products. The treatment or cure of disease, for example, is not a permitted claim for these products. While we train and attempt to monitor our distributors' marketing materials, we cannot ensure that all such materials comply with bans on therapeutic claims.

Our intellectual property may not be adequate to provide us with a competitive advantage or to prevent competitors from replicating our products.

        Our future success and ability to compete depends upon our ability to timely produce innovative products and product enhancements that motivate our distributors and customers, which we attempt to protect under a combination of copyright, trademark, trade secret laws, confidentiality procedures and contractual provisions. However, our products are not patented domestically or abroad, and the legal protections afforded by our common law and contractual proprietary rights in our products provide only limited protection and may be time-consuming and expensive to enforce and/or maintain. Further, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our proprietary rights. Additionally, our competitors could independently develop non-infringing products that are competitive with, equivalent to, and/or superior to our products.

        Monitoring infringement and/or misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect any infringement or misappropriation of our proprietary rights. Even if we do detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights could cause us to divert financial and other resources away from our business operations. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

One of our products constitutes a significant portion of our retail sales.

        Our ShapeWorks™/Formula 1 meal replacement product constitutes a significant portion of our sales, accounting for approximately 20% of net sales for the fiscal year ended December 31, 2003. If consumer demand for this product decreases significantly or we cease offering this product without a suitable replacement, our operations could be materially adversely affected.

The loss of the services of members of our senior management team could adversely affect our business.

        We depend on the continued services of our senior management team and the relationships that they have developed with our senior distributor leadership. No assurance can be given that the loss of one or more of our executive officers would not have an adverse impact on us. If any of these executives does not remain with us, our business could suffer. The loss of such key personnel could have a material adverse effect on our ability to implement our business strategy and our continued success will also be dependent upon our ability to retain existing, and attract additional, qualified personnel to meet our needs. We currently do not maintain "key person" life insurance with respect to our senior management team.

Our substantial amount of consolidated debt could adversely affect our consolidated financial condition.

        In connection with the consummation of the Acquisition and with the offering of our 9 1/2% Notes, we have incurred a substantial amount of debt. At June 30, 2004, our total debt was $504.3 million and our shareholders' equity was $28.1 million. Our substantial amount of debt may have important consequences for us. For example, it may:

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  increase our vulnerability to general adverse economic and industry conditions;

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  limit our ability to obtain additional financing to fund working capital, capital expenditures and other general corporate requirements;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for other purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  place us at a competitive disadvantage compared to our competitors that have less debt; and

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  make it difficult for us to meet our debt service requirements if we experience a substantial decrease in our revenues or an increase in our expenses.

The covenants in our existing indebtedness limit, and the covenants in our new credit facilities will limit, our discretion with respect to certain business matters.

        Our existing notes and senior credit facilities contain numerous financial and operating covenants that restrict, and the terms of our new credit facilities will contain covenants that restrict, our and our subsidiaries' ability to, among other things:

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  pay dividends, redeem share capital or capital stock and make other restricted payments and investments;

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  incur additional debt or issue preferred shares;

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  allow the imposition of dividend or other distribution restrictions on our subsidiaries;

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  create liens on our and our subsidiaries' assets;

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  engage in transactions with affiliates;

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  guarantee other indebtedness of the Company; and

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  merge, consolidate or sell all or substantially all of our assets and the assets of our subsidiaries.

        In addition, our subsidiaries' existing senior credit facility requires, and we expect their new senior credit facility will require us to meet certain financial ratios and financial conditions, including minimum interest charge and fixed charge ratios and a maximum leverage ratio. Our and their ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Failure to comply with these covenants could result in a default causing all amounts to become due and payable under our outstanding notes and/or the senior credit facilities, which is secured by substantially all of our assets, which the lenders thereunder could proceed to foreclose against.

If we do not comply with transfer pricing and similar tax regulations, we may be subjected to additional taxes, interest and penalties in material amounts.

        As a multinational corporation, in many countries including the United States, we are subject to transfer pricing and other tax regulations designed to ensure that our intercompany transactions are consummated at prices that have not been manipulated to produce a desired tax result, that appropriate levels of income are reported as earned by our United States or local entities, and that we are taxed appropriately on such transactions. In addition, our operations are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of our products. We are currently subject to pending or proposed audits that are at various levels of review, assessment or appeal in a number of jurisdictions involving transfer pricing issues, income taxes, customs duties, value added taxes, withholding taxes, sales and use and other taxes and related interest and penalties in material amounts. In some circumstances, additional taxes, interest and penalties have been assessed, and we will be required to pay the assessments or litigate to reverse the assessments. Ultimate resolution of these matters may take several years, and the outcome is uncertain. If the United States Internal Revenue Service or the taxing authorities of any other jurisdiction were to successfully challenge our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected.

We may be held responsible for certain taxes or assessments relating to the activities of our distributors.

        Our distributors are subject to taxation, and in some instances, legislation or governmental agencies impose an obligation on us to collect taxes, such as value added taxes, and to maintain appropriate records. In addition, we are subject to the risk in some jurisdictions of being responsible for social security and similar taxes with respect to our distributors. In the event that local laws and regulations or the interpretation of local laws and regulations change to require us to treat our independent distributors as employees, or that our distributors are deemed by local regulatory authorities in one or more of the jurisdictions in which we operate to be our employees rather than independent contractors under existing laws and interpretations, we may be held responsible for social security and related taxes in those jurisdictions, plus any related assessments and penalties, which could have a material adverse effect on our business.

We may incur material product liability claims, which could increase our costs and adversely affect our revenues and operating income.

        Our products consist of herbs, vitamins and minerals and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain innovative ingredients that do not have long histories of human consumption. We generally do not conduct or sponsor clinical studies for our products and previously unknown adverse reactions resulting from human consumption of these ingredients could occur. As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, we have been, and may again be, subjected to various product liability claims, including that the products contain contaminants, the products include inadequate instructions as to their uses, or the products include inadequate warnings concerning side effects and interactions with other substances. It is possible that widespread product liability claims could increase our costs, and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims thereby requiring us to pay substantial monetary damages and adversely affecting our business. Finally, given the higher level of self-insured retentions that we have accepted under our current product liability insurance policies, which are as high as approximately $10 million, in certain cases we may be subject to the full amount of liability associated with any injuries, which could be substantial.

There can be no assurance that we can achieve increased operational or tax benefits as a result of our planned corporate restructuring.

        We are in the process of restructuring our corporate organization to be more closely aligned with the international nature of our business activities. There can be no assurance that the Internal Revenue Service or the taxing authorities of the states or foreign jurisdictions in which we operate will not challenge the tax benefits that we expect to realize as a result of the realignment. If the intended tax treatment is not accepted by our taxing authorities we could fail to achieve the operational and financial efficiencies that we anticipate as a result of the restructuring. Additionally, if the Internal Revenue Service determines that (1) we understated the value of any intangible asset rights used by one of our foreign subsidiaries in computing our federal income tax liability for the year of such use, or (2) we are unable to offset a portion of the tax resulting from the restructuring with foreign tax credit carryovers as anticipated, then certain tax benefits of the restructuring that we anticipate achieving could be disallowed, in which case we would not benefit from a reduction in our overall blended effective tax rate and we would be required to pay additional taxes for the period in which we believed that we had achieved a lower overall blended effective tax rate. In connection with such an event, we would also record a charge in our financial statements for the effect of the back taxes mentioned in the preceding sentences and our blended effective tax rate would increase in subsequent periods.

A few of our shareholders collectively control us and have the power to cause the approval or rejection of all shareholder actions and may take actions that conflict with your interests.

        Immediately following this offering and the use of proceeds therefrom, affiliates of Whitney and Golden Gate Capital will own approximately    % and     %, respectively, of the voting power of our share capital. Accordingly, the Equity Sponsors collectively will have the power to cause the approval or rejection of any matter on which the shareholders may vote, including the election of directors, amendment of our memorandum and articles of association and approval of significant corporate transactions and they will have significant control over our management and policies. This control over corporate actions may also delay, deter or prevent transactions that would result in a change of control. In addition, even if all shareholders other than the Equity Sponsors voted together as a group, they would not have the power to adopt any action or to block the adoption of any action favored by the Equity Sponsors if the Equity Sponsors act in concert. Moreover, the Equity Sponsors may have interests that conflict with yours.

Risks Related To This Offering

There has been no prior public market for our common shares, and an active trading market may not develop.

        Prior to this offering, there has been no public market for our common shares. An active trading market may not develop following completion of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value and increase the volatility of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The trading price of our common shares is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

        The initial public offering price for the common shares sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common shares following this offering and we cannot assure you that the market price will equal or exceed the initial public offering price of your shares. The trading price of our common shares is likely to be subject to wide fluctuations. Factors affecting the trading price of our common shares may include:

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  variations in our financial results;

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  announcements of new business initiatives by us or by our competitors;

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  recruitment or departure of key personnel and key distributors;

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  changes in the estimates of our financial results or changes in the recommendations of any securities analysts that elect to follow our common shares or the common shares of our competitors;

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  our failure to timely address changing customer or distributor preferences; and

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  market conditions in our industry and the economy as a whole.

        In addition, if the market for weight management, nutrition, or network marketing stocks or the stock market in general experiences loss of investor confidence, the trading price of our common shares could decline for reasons unrelated to our business or financial results. The trading price of our common shares might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Non-compliance with the Sarbanes-Oxley Act of 2002 could materially adversely affect us.

        The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules which will require us to include in our annual reports on Form 10-K, beginning in fiscal 2005, an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management's assessment of the effectiveness of such internal controls over financial reporting. Management has made the decision to early-adopt these rules effective for our fiscal year ending December 31, 2004. While we intend to diligently and thoroughly document, review, test and improve our internal controls over financial reporting in order to ensure compliance with Section 404 of the Sarbanes-Oxley Act, if our independent auditors are not satisfied with the adequacy of our internal controls over financial reporting, or if the independent auditors interpret the requirements, rules and/or regulations differently than we do, then they may decline to attest to management's assessment or may issue a report that is qualified. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the price of our common shares.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

        The trading market for our common shares will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

If our involvement in an October 2004 magazine article about Herbalife were held to be in violation of the Securities Act, we could be required to repurchase common shares sold in this offering. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

        Information about Herbalife has been published in an article appearing in the October 4, 2004 issue of Forbes Magazine and entitled "Supplemental Income". While work on this article by Forbes commenced in October 2003, the story was not pursued by the magazine at that time due to several personnel changes at the publication. Work on the article resumed in April 2004 when our Chief Executive Officer and another then-senior executive were interviewed. These interviews took place well before we had determined to proceed with an initial public offering of our common shares and well before the filing of our registration statement of which this prospectus is a part. The article presented certain statements about Herbalife in isolation and did not disclose many of the related risks and uncertainties described in this prospectus. As a result, the article should not be considered in isolation and you should make your investment decision only after reading this entire prospectus carefully.

        You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout the prospectus. We have in the past received, and may continue to receive, media coverage, including coverage that is not directly attributable to statements made by our officers and employees. You should rely only on the information contained in this prospectus in making your investment decision.

        We do not believe our involvement in the Forbes Magazine article constitutes a violation of Section 5 of the Securities Act. However, if our involvement were held by a court to be in violation of the Securities Act, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price, plus statutory interest from the date of purchase, for a period of one year following the date of the violation. We would contest vigorously any claim that a violation of the Securities Act occurred.

Future sales of shares by existing shareholders could cause our stock price to decline.

        If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our common shares in the public market after the 180-day contractual lock-up, which is subject to adjustment, and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common shares could decline below the initial public offering price. Based on the number of shares outstanding as of                        , 2004, upon completion of this offering, we will have                        outstanding common shares, assuming no exercise of the underwriters' over-allotment option. Of these shares, only common shares sold in this offering will be freely tradable, without restriction, in the public market. Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may, in their sole discretion, permit our officers, directors, employees and current shareholders to sell shares prior to the expiration of the lock-up agreements.

        After the lock-up agreements pertaining to this offering expire (180 days or more from the date of this prospectus, subject to adjustment), all of our outstanding shares will be eligible for sale in the public market, but they will be subject to volume limitations under Rule 144 under the Securities Act. In addition, the            shares subject to outstanding options and rights under our Stock Incentive Plan and Independent Directors' Stock Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

        The initial public offering price of our common shares will be substantially higher than the book value per share of the outstanding common shares after this offering. Therefore, based on an assumed initial public offering price of $            per share, if you purchase our common shares in this offering, you will suffer immediate and substantial dilution of approximately $            per share. If the underwriters exercise their over-allotment option, or if outstanding options to purchase our common shares are exercised, you will experience additional dilution. See "Dilution" for more information.

Limited Protection of Shareholder Interests—Holders of our common shares may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

        Following this offering, our corporate affairs will be governed by our amended and restated memorandum and articles of association, by the Companies Law (2004 Revision) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

        Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

        Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of the company. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Maples and Calder, our Cayman Islands counsel has informed us that they are not aware of any reported class action or derivative action having been brought in a Cayman Islands court.

Provisions of our articles of association and Cayman Islands corporate law may impede a takeover, which could adversely affect the value of our common shares.

        Our articles of association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

        In addition, our articles of association contain certain other provisions which could have an effect of discouraging a takeover or other transaction, including a classified board, the inability of shareholders to act by written consent, a limitation on the ability of shareholders to call special meetings of shareholders and advance notice provisions.

        Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that expression is understood under corporate law in the United States. However, Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as "schemes of arrangement." The procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders' meeting by each class of shareholders, in each case, by a majority of the number of holders of each class of a company's shares that are present and voting (either in person or by proxy) at such a meeting, which holders must also represent 75% in value of such class issued that are present and voting (either in person or by proxy) at such meeting (excluding the shares owned by the parties to the scheme of arrangement).

        The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise have a material adverse effect on the creditors' interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

  •
  the statutory provisions as to majority vote have been complied with;

  •
  the shareholders have been fairly represented at the meeting in question;

  •
  the scheme of arrangement is such as a businessman would reasonably approve; and

  •
  the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

There is uncertainty as to your ability to enforce certain foreign civil liabilities in the Cayman Islands.

        We are incorporated as an exempted company with limited liability under the laws of the Cayman Islands. A material portion of our assets are located outside of the United States. As a result, it may be difficult for persons purchasing our common shares to enforce judgments against us or judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States.

        We have been advised by our Cayman Islands counsel, Maples and Calder, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will—based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given—recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not of a kind, the enforcement of which is contrary to the public policy of the Cayman Islands. There is doubt, however, as to whether the Grand Court of the Cayman Islands will (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States, or (ii) in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States, on the grounds that such provisions are penal in nature.

        The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect" or "anticipate" and other similar words.

        Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this prospectus. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in forward-looking statements include, among others, the following:

  •
  our relationships with, and our ability to influence the actions of, our distributors;

  •
  adverse publicity associated with our products or network marketing organization;

  •
  changing consumer preferences and demands;

  •
  the competitive nature of our business;

  •
  regulatory matters governing our products and network marketing program;

  •
  risks associated with operating internationally, including foreign exchange risks;

  •
  our dependence on increased penetration of existing markets;

  •
  contractual limitations on our ability to expand our business;

  •
  our reliance on our information technology infrastructure and outside manufacturers;

  •
  the sufficiency of trademarks and other intellectual property rights;

  •
  product concentration;

  •
  our reliance on our management team;

  •
  product liability claims;

  •
  uncertainties relating to the application of transfer pricing and similar tax regulations; and

  •
  taxation relating to our distributors.

        Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in our "Prospectus Summary—Summary Consolidated Financial Data" and the related notes. We do not intend, and undertake no obligation, to update any forward-looking statement.

        Before deciding whether to invest in our common shares, you should carefully consider the matters set forth under the heading "Risk Factors" and all other information contained in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.

MARKET DATA

        Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, and reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

OUR RECAPITALIZATION

        The net proceeds of the offering of our common shares, together with available cash, will be used to consummate a recapitalization of our company, which will consist of the following transactions (the "Transactions"), and are conditioned upon the successful completion of this offering, as described in more detail below:

  •
  a tender offer and consent solicitation for all of Herbalife International's outstanding 11 3/4% Notes and the payment of accrued interest in connection therewith;

  •
  the redemption of 40% of our outstanding 9 1/2% Notes and the payment of accrued interest and a redemption premium in connection therewith;

  •
  the retirement of our existing senior credit facility;

  •
  the establishment of a new senior credit facility;

  •
  the payment to our current shareholders of a special cash dividend in the amount of $200.0 million; and

  •
  the payment of related transaction fees and expenses.

        Tender Offer and Consent Solicitation for 11 3/4% Notes.    Prior to this offering, Herbalife International will commence a tender offer and consent solicitation with respect to all of the outstanding $160.0 million aggregate principal amount of 11 3/4% Notes for an expected aggregate consideration of $        million plus accrued interest. The closing of this offering of our common shares will be conditioned upon the tender by the holders of at least a majority in the aggregate principal amount of the existing 11 3/4% Notes outstanding, and the consummation of the tender offer and consent solicitation is conditioned upon the closing of this offering.

        Redemption of Our 9 1/2% Notes.    We intend to use a portion of the net proceeds of this offering to redeem $110.0 million in aggregate principal amount of our outstanding 9 1/2% Notes, which represents 40% of the aggregate principal amount of 9 1/2% Notes originally issued under the indenture governing the notes. In connection with this redemption, we will be required to pay an expected aggregate of $10.5 million in redemption premium plus accrued interest to the holders of the 9 1/2% Notes that we redeem. This redemption is permitted under the indenture governing our 9 1/2% Notes, which provides that we may at any time on or prior to April 1, 2007, use the proceeds of certain equity offerings to redeem up to 40% of the aggregate principal amount of 9 1/2% Notes originally issued at a redemption price equal to 109.50% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. See "Description of Material Indebtedness—Existing 9 1/2% Notes."

        Repayment of the Existing Senior Credit Facility.    Our existing senior credit facility consists of a term loan and a revolving credit facility. We expect to pay the entire principal amount outstanding under the existing senior credit facility, which was $71.1 million as of June 30, 2004 and consists entirely of term loan borrowings. These term loan borrowings bear interest at variable rates with a weighted average interest rate as of January 1, 2004 of 5.1% per year. The terms of the existing senior credit facility allow us to prepay without premium or penalty.

        New Senior Credit Facility.    Concurrently with the closing of this offering, we will enter into a new $225.0 million senior secured credit facility with a syndicate of financial institutions, including affiliates of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers and joint book-managers. In this prospectus, we refer to this credit facility as the new credit facility. We expect that the new senior credit facility will include an undrawn senior secured revolving credit facility with total availability of up to $25.0 million, which we refer to as the new revolver, and a senior secured term loan facility in an aggregate principal amount of $200.0 million, which we refer to as the new term loan. We expect that the new revolver and the new term loan will each have a     -year maturity. We expect the new term loan to amortize at a per annum rate not to exceed    %. The closing of this offering is conditioned upon the closing of the new senior credit facility. See "Description of Material Indebtedness—New Senior Credit Facility."

        Payment of a Special Cash Dividend to Our Current Shareholders.    We intend to use a portion of the net proceeds from this offering and the Transactions to pay a $200.0 million special cash dividend to our current shareholders. The record date for this dividend will be one day prior to closing of this offering. Consequently, you will not be entitled to participate in this dividend as a result of your purchase of our common shares in this offering and your interest in our common shares will be diluted. See "Dilution."

        As a result of the borrowings we expect to make initially under the new credit facility, the tender and consent solicitation for our 11 3/4% Notes, and the redemption of 40% of the aggregate outstanding principal amount of our 9 1/2% Notes in connection with this offering, we anticipate that upon the consummation of this offering we will have approximately $367.9 million of total debt outstanding, net of unamortized underwriting fees.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $278.4 million from the sale of our common shares in this offering after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $321.2 million. The following table summarizes the estimated sources and uses of funds for the Transactions and assumes:

  •
  an offering of                        shares at an assumed offering price of $    per share, which is the midpoint of the filing range;

  •
  the tender of 100% of the 11 3/4% Notes;

  •
  the redemption of 40% of our outstanding 9 1/2% Notes and the payment of accrued interest and a redemption premium in connection therewith;

  •
  the retirement of our existing senior credit facility;

  •
  the establishment of a new senior credit facility;

  •
  the payment to our current shareholders of a special cash dividend in the amount of $200.0 million; and

  •
  the payment of related transaction fees and expenses.

        We cannot determine what the actual net proceeds from the sale of our common shares in the offering will be until the offering is completed. As a result, the actual results may differ.

Amount
(in millions)
Sources of Funds
Gross offering proceeds	$300.0
Borrowings under New Credit Facility	200.0
Existing excess cash	120.0

Total sources	$620.0

Amount
(in millions)
Uses of Funds
Payment of special cash dividend	$200.0
Redemption of 40% of 9 1/2% Notes(1)	110.0
Tender for 11 3/4% Notes(2)	160.0
Repayment of existing credit facility(3)	66.7
Accrued interest	11.1
Estimated fees and expenses of the offering and the Transactions(4)	72.2

Total Uses	$620.0

(1)
Interest on the 9 1/2% Notes is payable semi-annually in arrear on April 1 and October 1 of each year, and the notes mature on April 1, 2011. The proceeds of the offering of the 9 1/2% Notes were used, together with available cash, to effect a recapitalization of the Company. See "Description of Material Indebtedness—Existing 9 1/2% Notes."

(2)
Interest on the 11 3/4% Notes is payable semi-annually in arrear on January 15 and July 15 of each year, and the notes mature on July 15, 2010.

(3)
As of June 30, 2004, outstanding borrowings under the existing senior credit facility were $71.1 million. However, we expect that $66.7 million will be outstanding under the existing senior credit facility as of the closing date of the Transactions.

(4)
Includes transaction fees and expenses of $         million, a tender premium for the 11 3/4% Notes of $         million and a redemption premium for the 9 1/2% Notes of $         million.

DIVIDEND POLICY

        Promptly following the consummation of the offering of the common shares offered by this prospectus, we plan to make a distribution of approximately $200.0 million to our current shareholders. You will not participate in this distribution. See "Our Recapitalization—Payment of a Special Cash Dividend to Our Current Shareholders" for more information.

        Although we have not yet adopted a formal plan to pay dividends in the future, management is currently evaluating dividend policies. However, the declaration and payment of dividends to holders of our common shares will be entirely at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors our board of directors deems relevant. The terms of our current and future indebtedness may also restrict us from paying cash dividends.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2004:

  (i)
  on an actual basis; and

  (ii)
  on a pro forma as adjusted basis to reflect the this offering and the Transactions.

        You should read this table in conjunction with "Use of Proceeds," "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, and the unaudited pro forma condensed consolidated financial statements and, in each case, the related notes included elsewhere in this prospectus.

	As of June 30, 2004
	Actual	Pro Forma As Adjusted
	(in millions)
Cash and cash equivalents(1)	$157.1	$31.8

Total debt (including current portion):
Existing revolving credit facility	$—	$—
Existing term loan borrowings(1)	71.1	—
New senior credit facility	—	200.0
Capitalized leases and other debt	7.2	7.2
11 3/4% Notes, net(2)	158.3	—
9 1/2% Notes, net(3)	267.7	160.7

Total debt	$504.3	$367.9

Shareholders' equity:
Common shares, par value $0.001 per share, 250,000,000 shares authorized actual and pro forma, 104,164,038 shares outstanding actual and shares outstanding pro forma as adjusted	$0.1	$0.1
Paid in capital in excess of par	1.3	279.7
Accumulated other comprehensive income	2.7	2.7
Retained earnings (accumulated deficit)	24.0	(278.6)

Total shareholders' equity	28.1	4.0
Total capitalization	$532.4	$371.9

(1)
The existing term loan has a $4.4 million amortization on each of September 30, 2004 and December 31, 2004. Accordingly, on September 30, 2004, we made a mandatory repayment of $4.4 million to the lenders under the term loan.

(2)
Net of $1.7 million of unamortized discount as of June 30, 2004 actual.

(3)
Net of $7.3 million and $4.3 million of unamortized underwriting fees as of June 30, 2004 actual and pro forma as adjusted, respectively.

DILUTION

        If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common shares and the pro forma as adjusted net tangible book value per share of our common shares immediately after this offering and the consummation of the Transactions. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by that number of our common shares outstanding at June 30, 2004 after giving effect to this offering and the Transactions.

        Investors participating in this offering will incur immediate, substantial dilution. Our pro forma net tangible book value was $(475.0) million, computed as total shareholders' equity less goodwill and other intangible assets, or $             per common share outstanding at June 30, 2004. Our pro forma as adjusted net tangible book value at June 30, 2004 would have been $             million, or $             per common share, following the consummation of this offering and the Transactions, based upon the following assumptions:

  •
  an offering of                        shares at an assumed offering price of $      per share, which is the midpoint of the filing range;

  •
  the tender of 100% of the 11 3/4% Notes;

  •
  the redemption of 40% of our outstanding 9 1/2% Notes and the payment of accrued interest and a redemption premium in connection therewith;

  •
  the replacement of our existing senior credit facility with a new senior credit facility;

  •
  the payment to our current shareholders of a special cash dividend in the amount of $200.0 million; and

  •
  the payment of related transaction fees and expenses.

        This represents an immediate increase in pro forma net tangible book value of $             per common share to our existing shareholders and an immediate dilution of $             per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per common share	$
Pro forma net tangible book value per share at June 30, 2004	$
Increase in net tangible book value per share attributable to this offering
Decrease in net tangible book value per share attributable to the Transactions	$
Pro forma as adjusted net tangible book value per share after the offering
Dilution per share to new investors	$

        The following table sets forth on a pro forma as adjusted basis, at June 30, 2004, the number of common shares purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of our common shares, by holders of options and warrants outstanding at June 30, 2004, and by the new investors, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(dollars in thousands, except per share amounts)
Existing shareholders			%	$		%	$
New investors			%			%
Total		100%			$100%		$

        The discussion and tables above are based on the number of common shares outstanding at June 30, 2004.

        To the extent outstanding options and warrants are exercised, new investors will experience further dilution.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated financial statements are based on our historical financial statements, included elsewhere in this prospectus, adjusted to give effect to the following transactions:

        (A) The 9 1/2% Notes offering on March 8, 2004, including: (1) the receipt of proceeds from the offering of the 9 1/2% Notes; (2) the distribution to the holders of Herbalife's Preferred Shares; (3) the purchase of Herbalife's 15.5% senior notes at a negotiated price; (4) the application of available cash to reduce outstanding amounts under Herbalife International's existing senior credit facilities; and (5) the payment of related fees and expenses.

        (B) The transactions contemplated in this offering, including: (6) the receipt of proceeds from this offering; (7) the receipt of proceeds from the new senior credit facility; (8) the payment related to the $110 million redemption of 9 1/2% Notes; (9) the payment related to the tender offer for $160 million of 11 3/4% Notes; (10) the payment to replace Herbalife International's existing senior credit facilities; (11) the payment of accrued interest on the 9 1/2% Notes and 11 3/4% Notes; (12) the payment of shareholders' dividend; and (13) the payment of related fees and expenses.

        The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2003, and the six months ended June 30, 2004, give effect to the items (1) to (13) above, as if the transactions had occurred as of January 1, 2003. The unaudited pro forma condensed consolidated balance sheet gives effect to the items (6) to (13) as if they had occurred on June 30, 2004. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The unaudited pro forma condensed consolidated financial statements do not purport to represent what the Company's financial condition or results of operations would actually have been had these transactions in fact occurred as of the dates indicated above or to project the Company's results of operations for these periods indicated or for any other period.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2004

	June 30, 2004	Pro forma adjustments		Pro forma
	(in thousands)
Assets
Current Assets:
Cash and cash equivalents	$157,132	(125,286)	(1)	$31,846
Receivables	33,155			33,155
Inventories	70,503			70,503
Prepaid expenses and other current assets	25,521			25,521
Deferred income taxes	8,963			8,963

Total current assets	295,274			169,988
Property, net	46,524			46,524
Deferred compensation assets	21,420			21,420
Other assets	6,279			6,279
Deferred financing costs	30,625	(25,364)	(2)	5,261
Intangible assets	340,229			340,229
Goodwill	167,517			167,517

Total	$907,868			$757,218

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$23,639			$23,639
Royalty overrides	73,922			73,922
Accrued expenses and other liabilities	104,596	(12,029)	(1)	92,567
Current portion of long-term debt	22,213	(17,402)	(3)	4,811
Other current liabilities	54,760			54,760

Total current liabilities	279,130			249,699
Long-term debt, net of current portion	482,114	(118,982)	(3)	363,132
Deferred compensation liability	18,932			18,932
Deferred income taxes	96,863	21,916	(4)	118,779
Other non-current liabilities	2,721			2,721

Total liabilities	879,760			753,263
Common shares	104			104
Paid-in capital	1,330	278,400	(4)	279,730
Retained earnings	23,956	(302,553)	(4)	(278,597)
Accumulated other comprehensive income	2,718			2,718

Shareholders' equity	28,108			3,955

Total	$907,868			$757,218

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2003

	Historical		Pro forma Adjustments for the 9 1/2% Notes Offering		Pro forma for the 9 1/2% Notes Offering	Pro forma Adjustments for this Offering		Pro forma for the 9 1/2% Notes Offering and this Offering
	(in thousands, except per share amounts)
Product sales		$995,120			$995,120				$995,120
Handling and freight income		164,313			164,313				164,313

Net sales		1,159,433			1,159,433				1,159,433
Costs of sales		235,785			235,785				235,785
Royalty overrides		415,351			415,351				415,351
Marketing, distribution, and administrative expenses		401,261			401,261	394	(5)		401,655
Interest expense, net		41,468	18,094	(6)	59,562	(31,254	)(7)		28,308

Income before income taxes		65,568			47,474				78,334
Income taxes		28,721	1,152	(8)	29,873	7,388	(9)		37,261

Net income		$36,847			$17,601				$41,073

Earnings per share:
Basic
Diluted		$0.34
Pro forma earnings per share, (unaudited)
Basic	$							$
Diluted	$							$
Pro forma weighted average shares (unaudited):
Basic
Diluted

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the Six Months Ended June 30, 2004

	Historical		Pro forma Adjustments for the 9 1/2% Notes Offering		Pro forma for the 9 1/2% Notes Offering	Pro forma Adjustments for this Offering		Pro forma for the 9 1/2% Notes Offering and this Offering
	(in thousands, except per share amounts)
Product sales		$556,658			556,658				556,658
Handling and freight income		91,554			91,554				91,554

Net sales		648,212			648,212				648,212
Cost of sales		129,863			129,863				129,863
Royalty overrides		230,388			230,388				230,388
Marketing, distribution, and administrative expenses		213,039			213,039	(127	)(5)		212,912
Interest expense, net		41,629	(12,095)	(6)	29,534	(14,232	)(7)		15,302

Income before income taxes		33,293			45,388				59,747
Income taxes		21,689	269	(8)	21,958	3,259	(9)		25,217

Net income		$11,604			$23,430				$34,530

Earnings per share:
Basic		$0.15
Diluted		$0.11
Pro forma earnings per common share (unaudited)
Basic	$							$
Diluted	$							$
Pro forma weighted average shares:
Basic
Diluted

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)    Cash and Cash Equivalents:    Reflects the net effect of the Transactions on the cash balance as follows (in thousands):

Gross proceeds from this offering	$300,000
Borrowings from the new senior credit facility	200,000
Redemption of 9 1/2% Notes	(110,000)
Tender offer for 11 3/4% Notes	(160,000)
Replacement of existing senior credit facility	(71,057)
Accrued interest on notes and term loan under the existing senior credit facility	(12,029)
Shareholders' dividend	(200,000)
Redemption premium on 9 1/2% Notes, tender offer premium on 11 3/4% Notes and transaction fees and expenses	(72,200)

Change in cash	$(125,286)

(2)    Deferred Financing Costs:    Reflects the following (in thousands):

Fees and expenses related to the borrowings from the new senior credit facility	$3,000
Write-off of the unamortized portion of the deferred financing costs relating to the repayment of existing debt	(28,364)

$(25,364)

(3)    Long-term Debt:    Reflects the transaction items related to debt as follows:

	Non-Current Portion	Current Portion
	(in thousands)
Redemption of 9 1/2% Notes	$(110,000)	$—
Tender offer for 11 3/4% Notes	(160,000)	—
Replacement of existing senior credit facility	(53,655)	(17,402)
Write-off unamortized discount	4,673	—
New senior credit facility	200,000	—

Adjustment to long-term debt	$(118,982)	$(17,402)

(4)    Shareholders' Equity:    Reflects the adjustments to shareholders' equity as follows:

	Common shares	Paid in capital	Retained earnings
	(in thousands)
Adjustments to historical shareholders' equity:
Issuance of common shares	$—	$278,400	$—
Shareholders' dividend			(200,000)
Redemption premium on 9 1/2% Notes, tender offer premium for 11 3/4% Notes, write-off of deferred financing costs and discount and transaction fees and expenses			(80,637)
Tax effect of redemption premium on 9 1/2% Notes, tender offer premium for 11 3/4% Notes, write-off of deferred financing costs and discount			(21,916)

Total adjustments to historical shareholders' equity	$—	$278,400	$(302,553)

As the adjustments to historical shareholders' equity are considered to be non-recurring amounts resulting directly from the Transactions, they have not been included as pro forma adjustments in the accompanying unaudited pro forma condensed consolidated statements of income.

(5)    Marketing, distribution and administrative expenses:    Represents an adjustment to reflect the ongoing effect on compensation expense of the acceleration of certain outstanding stock options triggered by the Transactions and an adjustment to reflect compensation expense for options granted in August and September 2004 based on the expected offering price of $          , the mid-point of the filing range.

	Year ended December 31, 2003	Six Months Ended June 30, 2004
	(in thousands)
Options acceleration	$394	$(127)
Options granted prior to this offering	—	—

	$394	$(127)

(6)    Interest expense, net:    Represents adjustments to interest expense to reflect the effects of the 9 1/2% Notes offering on March 8, 2004, including elimination of interest income related to cash used by the Company to effect these transactions:

	Year ended December 31, 2003	Six Months Ended June 30, 2004
	(in thousands)
Elimination of historical interest:
Interest expense on 15.5% senior notes	$(6,031)	$(12,501	)(a)
Interest expense on existing senior credit facility	(2,127)	(385)
Amortization of related discount and deferred financing costs	(1,539)	(4,542)
Interest income on the Company cash used for repayment of debt	613	253

	$(9,084)	$(17,175)
Interest on the new borrowings:
Interest expense on the 9 1/2% Notes	26,125	4,867
Amortization of related discount and deferred financing costs	1,053	213

Net interest expense adjustment	$18,094	$(12,095)

(a)
Includes write-offs of deferred financing costs and discounts, as well as premiums associated with the repayment of debt as part of the March 8, 2004, Notes offering.

(7)    Interest Expense, Net:    Represents adjustments to interest expense related to the Transactions in connection with this offering:

	Year ended December 31, 2003	Six Months Ended June 30, 2004
	(in thousands)
Elimination of historical interest:
Interest on 9 1/2% Notes subject to the proposed redemption	$(10,450)	$(5,356)
Interest expense on 11 3/4% Notes subject to the proposed tender offer	(20,477)	(9,508)
Interest on the portion of the term loans to be repaid	(5,009)	(1,670)
Amortization of related deferred financing costs and discounts	(5,906)	(2,813)
Interest income on the Company cash used for repayment of debt	1,988	815

	$(39,854)	$(18,532)
Interest on the new senior credit facility:
Interest expense on the new senior credit facility	8,000	4,000
Amortization of related deferred financing costs and discounts	600	300

Net interest expense adjustment	$(31,254)	$(14,232)

(8)    Income Taxes:    The following represents the tax effect, using the Company's incremental tax rate, of the adjustments related to the 9 1/2% Notes offering. The Company believes that it will not be able to obtain a tax benefit for the interest expense on the 9 1/2% Notes. The unaudited pro forma condensed consolidated financial statements do not reflect a tax benefit for such interest expense.

Year ended December 31, 2003	Six Months Ended June 30, 2004
(in thousands)
$1,152	$269

(9)    Income Taxes:    The following represents the tax effect, using the Company's incremental tax rate, of the adjustments related to the Transactions. The Company believes that it will not be able to obtain a tax benefit for the interest expense on the 9 1/2% Notes or the new senior credit facility. The unaudited pro forma condensed consolidated financial statements do not reflect a tax benefit for such interest expense.

Year ended December 31, 2003	Six Months Ended June 30, 2004
(in thousands)
$7,388	$3,259

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        The following table sets forth certain of our historical financial data. We have derived the selected historical consolidated financial data as of December 31, 2002 and 2003 and for the year ended December 31, 2001, the seven month period ended July 31, 2002, the five month period ended December 31, 2002 and the year ended December 31, 2003 from our audited financial statements and the related notes included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 have been derived from our audited financial statements for such years, which are not included in this prospectus. We have derived the selected historical consolidated financial data for the six months ended June 30, 2003 and as of and for the six months ended June 30, 2004 from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated historical financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

        We present EBITDA because management believes it provides useful information regarding our ability to service and/or incur debt and that it provides a more comparable measure of our profitability. However, such a measure is not in accordance with GAAP. You should not consider EBITDA in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

	Predecessor				Company
	Year Ended December 31,			January 1 to July 31,	August 1 to December 31,	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended June 30,
	1999	2000	2001	2002	2002	2003	2003	2004
	(in thousands, except per share amounts)
Income Statement Data:
Net sales	$1,098,885	$1,085,484	$1,020,130	$644,188	$449,524	$1,159,433	$568,917	$648,212
Cost of sales	264,909	268,992	241,522	140,553	95,001	235,785	115,362	129,863

Gross profit	833,976	816,492	778,608	503,635	354,523	923,648	435,555	518,349
Royalty overrides	397,143	382,322	355,225	227,233	159,915	415,351	202,991	230,388
Marketing, distribution and administrative expenses(1)	344,260	363,731	354,608	207,390	135,536	401,261	171,100	213,039
Acquisition transaction expenses(2)	—	9,498	—	54,708	6,183	—	—	—

Operating income(1)	92,573	60,941	68,775	14,304	52,889	107,036	79,464	74,922
Interest income (expense), net	1,750	2,354	3,413	1,364	(23,898)	(41,468)	(20,202)	(41,629)

Income before income taxes and minority interest	94,323	63,295	72,188	15,668	28,991	65,568	59,262	33,293
Income taxes	36,314	25,318	28,875	6,267	14,986	28,721	25,177	21,689

Income before minority interest	58,009	37,977	43,313	9,401	14,005	36,847	34,085	11,604
Minority interest	1,086	1,058	725	189	—	—	—	—

Net income	$56,923	$36,919	$42,588	$9,212	$14,005	$36,847	$34,085	$11,604

Earnings per share
Basic	$1.99	$1.28	$1.40	$0.28	$—	$—	$—	$0.15
Diluted	$1.86	$1.22	$1.36	$0.27	$0.14	$0.34	$0.32	$0.11
Weighted average shares outstanding
Basic	28,603	28,827	30,422	32,387	—	—	—	104,097
Diluted	30,579	30,353	31,250	33,800	102,041	106,891	105,065	110,020

	Predecessor				Company
	Year Ended December 31,			January 1 to July 31,	August 1 to December 31,	Year Ended December 31,	Six Months Ended June 30,
	1999	2000	2001	2002	2002	2003	2003	2004
	(in thousands)
Other Financial Data:
Retail sales (unaudited)(3)	$1,793,508	$1,764,851	$1,656,168	$1,047,690	$731,505	$1,894,384	$927,578	$1,059,561
EBITDA (unaudited)(4)	105,488	75,576	86,106	25,837	64,313	162,641	92,055	97,940
Net cash provided by (used in):
Operating activities	95,414	46,141	95,465	37,901	28,039	94,648	37,204	65,589
Investing activities	(43,517)	(49,968)	(16,366)	18,995	(456,046)	2,854	9,805	(8,018)
Financing activities	(16,041)	(14,079)	(3,456)	(35,292)	491,519	(18,831)	706	(45,915)
Depreciation and amortization	14,001	15,693	18,056	11,722	11,424	55,605	12,591	23,018
Capital expenditures(5)	32,607	25,383	14,751	6,799	3,599	20,435	9,969	11,830
	Predecessor			Company
	As of December 31,			As of December 31,		As of June 30,
	1999	2000	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents(6)	$139,443	$140,250	$201,181	$76,024	$156,380	$157,132
Receivables, net	30,326	24,600	27,609	29,026	31,977	33,155
Inventories	101,557	99,332	72,208	56,868	59,397	70,503
Total working capital	133,137	145,211	177,813	7,186	1,521	16,144
Total assets	415,819	416,937	470,335	855,705	903,964	907,868
Total debt	8,380	8,417	10,612	340,759	325,294	504,327
Shareholders' equity	206,602	222,401	260,916	191,274	237,788	28,108

(1)
The year ended December 31, 2003 includes $5.1 million in legal and related costs associated with litigation resulting from the Acquisition.

(2)
The year ended December 31, 2000 includes fees and expenses in connection with a proposed acquisition transaction by our founder, Mark Hughes. The seven months ended July 31, 2002 and the five months ended December 31, 2002 include fees and expenses related to the Acquisition.

(3)
In previous years, we reported retail sales on the face of our income statement in addition to the required disclosure of net sales. Retail sales represent the gross sales amount reflected on our invoices to our distributors. We do not receive the retail sales amount. "Product sales" represent the actual product purchase price paid to us by our distributors, after giving effect to distributor discounts referred to as "distributor allowances," which total approximately 50% of suggested retail sales prices. Distributor allowances as a percentage of sales may vary by country depending upon regulatory restrictions that limit or otherwise restrict distributor allowances. "Net sales" represents product sales including handling and freight income.

Retail sales data is referred to in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our use of retail sales reflect the fundamental role of "retail sales" in our accounting systems, internal controls and operations, including the basis upon which the distributors are being paid. In addition, information in daily and monthly reports reviewed by our management relies on retail sales data.

The following represents the reconciliation of retail sales to net sales for each of the periods set forth above:

	Predecessor				Company
	Year Ended December 31,			January 1 to July 31,	August 1 to December 31,	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended June 30,
	1999	2000	2001	2002	2002	2003	2003	2004
	(in thousands)
Retail sales	$1,793,508	$1,764,851	$1,656,168	$1,047,690	$731,505	$1,894,384	$927,578	$1,059,561
Distributor allowance	(837,283)	(820,723)	(774,513)	(492,997)	(345,145)	(899,264)	(438,870)	(502,903)

Product sales	956,225	944,128	881,655	554,693	386,360	995,120	488,708	556,658
Handling and freight income	142,660	141,356	138,475	89,495	63,164	164,313	80,209	91,554

Net sales	$1,098,885	$1,085,484	$1,020,130	$644,188	$449,524	$1,159,433	$568,917	$648,212

(4)
EBITDA represents net income plus income taxes, net interest expense, and depreciation and amortization. We present EBITDA because management believes it provides useful information regarding our ability to service and/or incur debt and that they provide a more comparable measure of our profitability. However, such measures are not in accordance with GAAP. You should not consider EBITDA in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity.

The following table represents a reconciliation of net income to EBITDA:

	Predecessor				Company
	Year Ended December 31,			January 1 to July 31,	August 1 to December 31,	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended June 30,
	1999	2000	2001	2002	2002	2003	2003	2004
	(in thousands)
Net income	$56,923	$36,919	$42,588	$9,212	$14,005	$36,847	$34,085	$11,604
Income taxes	36,314	25,318	28,875	6,267	14,986	28,721	25,177	21,689
Interest (income) expense, net	(1,750)	(2,354)	(3,413)	(1,364)	23,898	41,468	20,202	41,629
Depreciation & amortization	14,001	15,693	18,056	11,722	11,424	55,605	12,591	23,018

EBITDA	$105,488	$75,576	$86,106	$25,837	$64,313	$162,641	$92,055	$97,940

(5)
Includes acquisition of property from capitalized leases of $1.9 million, $0.4 million, $3.8 million, $2.1 million, $1.4 million, $6.8 million, $5.1 million and $1.5 million for 1999, 2000, 2001, the seven months ended July 31, 2002, the five months ended December 31, 2002, the year ended December 31, 2003, and the six months ended June 30, 2003 and 2004, respectively.

(6)
Includes restricted cash of $10.6 million and $5.7 million as of December 31, 2002 and December 31, 2003, respectively, and $1.3 million of marketable securities at December 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis in conjunction with "Selected Consolidated Historical Financial Data" and the related notes and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

Overview

        We are a global network marketing company that sells weight management, nutritional supplement and personal care products. We pursue our mission of "changing people's lives" by providing a financially rewarding business opportunity to distributors and quality products to distributors and customers who seek a healthy lifestyle. We are one of the largest network marketing companies in the world with net sales of approximately $1.2 billion for the year ended December 31, 2003. We sell our products in 59 countries through a network of over one million independent distributors. We believe the quality of our products and the effectiveness of our distribution network, coupled with geographic expansion have been the primary reasons for our success throughout our 24-year operating history.

        We offer products in three principal categories: weight management products, nutritional supplements which we refer to as "inner nutrition" and personal care products which we refer to as "Outer Nutrition®". Our products are often sold in programs, which are comprised of a series of related products designed to simplify weight management and nutrition for our consumers and maximize our distributors' cross-selling opportunities.

        Industry-wide factors that affect us and our competitors include the increasing prevalence of obesity and the aging of the worldwide population, which are driving demand for nutrition and wellness-related products and the recruitment and retention of distributors.

        The opportunities and challenges upon which we are most focused are driving recruitment and retention and improving distributor productivity by entering new markets, further penetrating existing markets, pursuing local distributor initiatives, introducing new products, developing niche market segments and further investing in our infrastructure. We are continuing to strengthen the cooperation between senior management and distributor leadership to focus on these key initiatives.

        A key financial measure that we use to evaluate and compare our business over periods and by regions is Retail Sales, as defined herein. On a company-wide basis we also use EBITDA, as defined herein, to understand the overall profitability of our core business from period to period. These measures are not prepared in accordance with accounting principles generally accepted in the U.S., or GAAP, and are not substitutes for net sales and net income respectively, but are used by management to better understand our business. We have provided a more complete disclosure and reconciliation to the relevant GAAP measures below.

        A key non-financial measure we focus on is Volume Points on a Royalty Basis (hereafter "Volume Points"), which is essentially our weighted unit measure of product sales volume. It is a useful measure for us, as it excludes the impact of foreign currency fluctuations and ignores the differences generated by varying retail pricing across geographic markets. In general, an increase in Volume Points in a particular region or country directionally indicates an increase in local currency net sales.

Volume Points by Geographic Region

	For the year ended December 31,					For the six month period ended June 30,
	2001	2002	% change	2003	% change	2003	2004	% change
	(Volume Points in thousands)
The Americas	606,006	679,560	12.1%	688,064	1.3%	330,857	363,743	9.9%
Europe	413,822	472,312	14.1	525,026	11.2	267,346	303,766	13.6
Asia/Pacific Rim	263,907	271,970	3.1	229,397	(15.7)	111,197	122,922	10.5
Japan	149,652	124,585	(16.8)	102,465	(17.8)	52,811	38,456	(27.2)

Worldwide	1,433,387	1,548,427	8.0%	1,544,952	(0.2)%	762,211	828,887	8.7%

        Another key non-financial measure we focus on is the number of distributors qualified as supervisors under our compensation system. Distributors qualify for supervisor status based on their Volume Points. The growth in the number of supervisors is a general indicator of the level of distributor recruitment which generally drives net sales in a particular country or region. Our compensation system requires each supervisor to re-qualify for such status each year, prior to February. There is significant variation in the number of supervisors from the fourth quarter to the first quarter of any given year due to the timing of the re-qualification process. This fluctuation is normal and consistent, and does not reflect a dramatic underlying change in the business in comparing these two sequential quarters and will become more meaningful period to period throughout the year.

        The following tables show trends in the number of supervisors over the reporting period by region, and fluctuations within each notable country are discussed in the appropriate net sales section below where pertinent. In February of each year, we delete from the rank of supervisor those supervisors who did not satisfy the supervisor qualification requirements during the preceding twelve months. Distributors who meet the supervisor requirements at any time during the year are promoted to supervisor status at that time, including any supervisors who were deleted, but who subsequently requalified.

Number of Supervisors by Geographic Region as of Reporting Period

	As of December 31,					As of June 30,
	2001	2002	% change	2003	% change	2003	2004	% change
The Americas	95,800	105,474	10.1%	110,165	4.4%	83,810	93,492	11.6%
Europe	70,224	76,587	9.1	84,665	10.5	65,758	84,876	29.1
Asia/Pacific Rim	70,749	65,111	(8.0)	55,564	(14.7)	43,445	40,258	(7.3)
Japan	36,018	31,906	(11.4)	24,485	(23.3)	21,313	15,202	(28.7)

Worldwide	272,791	279,078	2.3%	274,879	(1.5)%	214,326	233,828	9.1%

Number of Supervisors by Geographic Region as of Requalification Period

	As of February,
	2001	2002	2003	2004*
The Americas	55,465	62,737	67,921	75,359
Europe	42,419	47,230	51,290	70,239
Asia/Pacific Rim	43,230	40,423	35,637	31,790
Japan	23,589	22,013	18,287	13,946

Worldwide	164,703	172,403	173,135	191,334

*
In 2004 certain modifications were made to the requalifications resulting in approximately 19,000 additional supervisors.

Summary Financial Results

        For the six months ended June 30, 2004, net sales increased by 13.9%, driven by increases in all regions except for a decrease in Japan. These increases resulted from a combination of an increase in the number of our supervisors, generally favorable foreign currency exchange rates, a comprehensive promotional program in Europe and the launch of new products, while the decrease in Japan was driven by factors including strong competition and limited product launches.

        Net income for the six months ended June 30, 2004 was $11.6 million, which was $22.5 million lower than the prior-year same period. The decrease in net income was primarily due to higher amortization of intangibles in connection with the Acquisition, higher interest expense, higher promotional expenses and labor costs, partially offset by increased net sales in all geographic regions except for Japan and the favorable impact of the appreciation of foreign currencies. Overall, the appreciation of foreign currencies had a $5.7 million favorable impact on net income.

        As we previously anticipated, the impact associated with the discovery of Bovine Spongiform Encephalopathy ("BSE"), commonly known as "mad cow disease," in the United States, did not have a material effect on our business.

Presentation

        As a result of the acquisition of Herbalife International, Inc. ("Herbalife International") on July 31, 2002 by an investment group led by Whitney & Co., LLC and Golden Gate Private Equity, Inc. (the "Acquisition"), the audited financial statements included elsewhere herein consist of financial information from Herbalife International and its subsidiaries (collectively, our "Predecessor") and Herbalife and its subsidiaries (collectively, the "Successor," "we," "us," "our" or the "Company"). The results of operations and cash flows of our Predecessor prior to the Acquisition incorporated in the following discussion are the historical results and cash flows of our Predecessor. These results of our Predecessor do not reflect any purchase accounting adjustments, which are included in our results subsequent to the Acquisition. Due to the results of purchase accounting applied as a result of the Acquisition and the additional interest expense associated with the debt incurred to finance the Acquisition, our results of operations may not be comparable in all respects to the results of operations of our Predecessor prior to the Acquisition. However, our management believes a discussion of our 2002 operations is made more meaningful by combining our results with the results of the Predecessor. Accordingly, for the purpose of management's discussion and analysis of financial condition and results of operations, our results of operations, including our segment operations and cash flows for the year ended December 31, 2002 have been derived by combining the results of operations and cash flows of our Predecessor for the period starting January 1, 2002 through July 31, 2002 with the results of operations and cash flows of the Successor for the period starting August 1, 2002 through December 31, 2002. The terms "we," "us," "our" and "Company" refer to our Predecessor before the Acquisition for periods through July 31, 2002 and to the Successor after the Acquisition for periods subsequent to July 31, 2002, or the entire year from January 1, 2002 to December 31, 2002, as the context requires.

        "Retail Sales" represent the gross sales amounts on our invoices to distributors before distributor allowances (as defined below), and "net sales", which reflects distribution allowances and handling and freight income, is what the Company collects and recognizes as net sales in its financial statements. We discuss Retail Sales because of its fundamental role in our compensation systems, internal controls and operations, including its role as the basis upon which the distributor discounts, royalties and bonuses are awarded. In addition, information in daily and monthly reports reviewed by our management relies on Retail Sales data. However, such a measure is not in accordance with GAAP. You should not consider Retail Sales in isolation from, nor is it a substitute for, net sales and other consolidated income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. A reconciliation of net sales to Retail Sales is presented below. "Product sales" represent the actual product purchase price paid to us by our distributors, after giving effect to distributor discounts referred to as

"distributor allowances," which approximate 50% of retail sales prices. Distributor allowances as a percentage of sales may vary by country depending upon regulatory restrictions that limit or otherwise restrict distributor allowances.

        Our "gross profit" consists of net sales less "cost of sales," which represents the prices we pay to our raw material suppliers and manufacturers of our products as well as costs related to product shipments, duties and tariffs, freight expenses relating to shipment of products to distributors and importers and similar expenses.

        "Royalty Overrides" are our most significant expense and consist of:

  •
  royalty overrides, or commissions, and bonuses, which total approximately 15% and 7%, respectively, of the Retail Sales of weight management, inner nutrition, Outer Nutrition® and promotional products;

  •
  the Mark Hughes Bonus payable to some of our most senior distributors in the aggregate amount of approximately 1% of Retail Sales of weight management, inner nutrition, Outer Nutrition® and promotional products; and

  •
  other discretionary incentive cash bonuses to qualifying distributors.

        Royalty Overrides are generally earned based on Retail Sales, and approximate in the aggregate about 23% of Retail Sales or approximately 35% of our net sales. Royalty Overrides together with the distributor allowances represent the potential earnings to distributors of up to approximately 73% of Retail Sales. The compensation to distributors is generally for the development, retention and improved productivity of their distributor sales organizations and is paid to several levels of distributors on each sale. Because of local country regulatory constraints, we may be required to modify our typical distributor incentive plans as described above. Consequently, the total distributor discount percentage may vary over time. We also offer reduced distributor allowances and pay reduced royalty overrides with respect to certain products worldwide.

        "Marketing, distribution and administrative expenses" represent our operating expenses, components of which include labor and benefits, sales events, professional fees, travel and entertainment, distributor marketing, occupancy costs, communication costs, bank fees, depreciation and amortization, foreign exchange gains and losses and other miscellaneous operating expenses.

        "11 3/4% Notes" refers to Herbalife International's 11 3/4% senior subordinated notes due 2010. "9 1/2% Notes" refers to our 9 1/2% notes due 2011.

        Most of our sales to distributors outside the United States are made in the respective local currencies. In preparing our financial statements, we translate revenues into U.S. dollars using average exchange rates. Additionally, the majority of our purchases from our suppliers generally are made in U.S. dollars. Consequently, a strengthening of the U.S. dollar versus a foreign currency can have a negative impact on our reported sales and operating margins and can generate transaction losses on intercompany transactions. Throughout the last five years, foreign currency exchange rates have fluctuated significantly. From time to time, we enter into foreign exchange forward contracts and option contracts to mitigate our foreign currency exchange risk.

Results of Operations

        Our results of operations for the periods described below are not necessarily indicative of results of operations for future periods, which depend upon numerous factors, including our ability to recruit and retain new distributors, open new markets and further penetrate existing markets and introduce new products and develop niche market segments.

        The following table sets forth selected results of our operations expressed as a percentage of net sales for the periods indicated.

	Predecessor		Company	Combined	Company
						Six Months Ended June 30,
	Year Ended December 31, 2001		August 1 to December 31, 2002	Year Ended December 31, 2002	Year Ended December 31, 2003
		January 1 to July 31, 2002
						2003	2004
Operations:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	23.7	21.8	21.1	21.5	20.3	20.3	20.0

Gross profit	76.3	78.2	78.9	78.5	79.7	79.7	80.0
Royalty overrides	34.8	35.3	35.6	35.4	35.8	35.7	35.5
Marketing, distribution & administrative expenses	34.8	32.2	30.1	31.4	34.7	30.0	32.9
Acquisition transaction expenses	—	8.5	1.4	5.6	—	—	—

Operating income	6.7	2.2	11.8	6.1	9.2	14.0	11.6
Interest income (expense), net	0.4	0.2	(5.4)	(2.0)	(3.5)	(3.6)	(6.5)

Income before income taxes and minority interest	7.1	2.4	6.4	4.1	5.7	10.4	5.1
Income taxes	2.9	1.0	3.3	2.0	2.5	4.4	3.3

Income before minority interest	4.2	1.4	3.1	2.1	3.2	6.0	1.8
Minority interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Net income	4.2	1.4	3.1	2.1	3.2	6.0	1.8

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Net Sales

        The following chart reconciles Retail Sales, product sales and net sales:

Sales by Geographic Region

	Six Months Ended June 30,
	2003					2004
	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Change In Net Sales
	(in millions)
The Americas	$330.0	$(156.6)	$173.4	$31.6	$205.0	$367.7	($174.6)	$193.1	$34.2	$227.3	10.9%
Europe	365.4	(174.2)	191.2	31.8	223.0	447.9	(213.9)	234.0	40.0	274.0	22.9
Asia/Pacific Rim	126.8	(57.0)	69.8	9.1	78.9	155.9	(71.7)	84.2	11.0	95.2	20.7
Japan	105.4	(51.1)	54.3	7.7	62.0	88.1	(42.7)	45.4	6.3	51.7	(16.6)

Total	$927.6	$(438.9)	$488.7	$80.2	$568.9	$1,059.6	($502.9)	$556.7	$91.5	$648.2	13.9%

        Net sales in The Americas increased $22.3 million or 10.9% for the six months ended June 30, 2004, compared to the same period in 2003. In local currency, net sales increased by 10.7% for the six months ended June 30, 2004, as compared to the same period in 2003. The fluctuation of foreign currency rates had no material impact on net sales for the six months ended June 30, 2004. The increase in net sales was a result of sales growth in Brazil and Mexico of 85.9% and 23.5%, respectively. Growth in Brazil was driven by an increase in the number of supervisors of 58.5%, which reflected a renewed emphasis on distributor and customer retention programs. Growth in Mexico was driven by an increase in the number of supervisors of 25.4%, which reflected a renewed emphasis on distributor and customer retention programs locally, as well as the growth in Nutrition Clubs, which are new and innovative means by which distributors are introducing our products to new customers. This was partly offset by a decline in net sales in the U.S., which was a result of a 5.0% decrease in the number of supervisors, with a corresponding volume point decrease when compared to the prior year same period. This is a continuation of a downward trend in the U.S., although the 5.0% decrease in 2004 is half the decrease experienced in the same period in 2003. We continue to address this issue through renewed cooperation and partnership between senior distributor leadership and company management in the U.S. Through regional "mini-extravaganzas", the opening of regional sales centers and our renewed cooperation and partnership, key markets in the U.S. such as New York, Miami, Houston and Atlanta have improved significantly over 2003. Management and senior distributor leadership will continue to focus on other key under-performing markets, including Los Angeles, Chicago and Dallas.

        Net sales in Europe increased $51.0 million or 22.9% for the six months ended June 30, 2004, compared to the same period in 2003. In local currency, net sales increased 11.7% for the six months ended June 30, 2004, as compared to the same period in 2003. The fluctuation of foreign currency rates had a $25.0 million positive impact on net sales for the six months ended June 30, 2004. Certain markets such as Belgium (up 57.6%), Netherlands (up 29.5%), Portugal (up 44.5%), Spain (up 78.2%), Switzerland (up 44.1%) and Turkey (up 134.6%) recorded significant net sales growth as a result of an eight-month promotion ending in June, that helped our distributors increase recruiting. The Company initiated a new promotion, "The Atlanta Challenge" at the Barcelona Extravaganza in July, as a means to incent distributors to qualify for the Company's 25th Anniversary Extravaganza in April 2005 in Atlanta. We believe this promotion will help maintain the positive momentum in Europe through 2004.

        Net sales in Asia/Pacific Rim increased $16.3 million or 20.7% for the six months ended June 30, 2004, compared to the same period in 2003. In local currency, net sales increased 16.3% for the six months ended June 30, 2004, as compared to the same period in 2003. The fluctuation of foreign currency rates had a $3.5 million positive impact on net sales for the six months ended June 30, 2004. The increase was attributable mainly to an increase in the number of supervisors in Taiwan (up 31.2%), partly offset by a decrease in the number of supervisors in South Korea (down 48.6%). We have implemented several distributor focused initiatives in mid-2003 to help stem the sales decline in South Korea. We have seen the positive impact of these programs through a stabilization of sales beginning in the second half of 2003, with net sales approximating $9 million in each subsequent quarter.

        Net sales in Japan decreased $10.3 million, or 16.6% for the six months ended June 30, 2004, compared to the same period in 2003. In local currency, net sales in Japan decreased 24.7% for the six months ended June 30, 2004, as compared to the same period in 2003. The fluctuation of foreign currency rates had a $4.6 million favorable impact on net sales for the six months ended June 30, 2004. The decline in our performance in the Japanese market over the last several years, including 2004, is a reflection of a general deterioration in economic conditions, strong competition, limited product launches and country management which did not properly motivate distributor leadership. Beginning in February 2004, our net sales in Japan have stabilized due to a renewed focus on distributor recruitment and retention programs. In addition, we hired a new company manager in the third quarter of 2004 and are continuing to expand our product line and implement new promotional programs.

Sales by Product Category

	Six Months Ended June 30,
	2003					2004
	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Change In Net Sales
	(in millions)
Weight Management	$410.1	$(200.9)	$209.2	$35.5	$244.7	$474.2	$(233.1)	$241.1	$41.0	$282.1	15.3%
Inner Nutrition	417.0	(204.3)	212.7	36.1	248.8	466.3	(229.3)	237.0	40.3	277.3	11.5
Outer Nutrition®	87.0	(42.6)	44.4	7.5	51.9	96.9	(47.6)	49.3	8.4	57.7	11.2
Literature, Promotional and Other	13.5	8.9	22.4	1.1	23.5	22.2	7.1	29.3	1.8	31.1	32.3

Total	$927.6	$(438.9)	$488.7	$80.2	$568.9	$1,059.6	$(502.9)	$556.7	$91.5	$648.2	13.9%

        Due to the launch of our ShapeWorks™ product line, net sales of weight management products increased at a higher rate than net sales of inner nutrition and Outer Nutrition® products. Literature, Promotional and Other, which includes product buy-backs and returns in all product categories, increased due to a decrease in returns and refunds. We expect shifts within these categories from time to time as we launch new products.

Gross Profit

        The price of key raw materials coupled with the purchase price of our major products has declined slightly over the reporting period. We believe that we have the ability to mitigate price increases by raising the prices of our products or through shifting product sourcing to alternative manufacturers. Furthermore, because gross profit percentages do not vary significantly among our product mix, we do not expect significant fluctuations in our gross profit as a percentage of sales other than that associated with ongoing cost reduction initiatives. Gross profit was $518.3 million for the six months ended June 30, 2004, compared to $453.6 million in the same period in 2003. As a percentage of net sales, gross profit for the six months ended June 30, 2004 increased from 79.7% to 80.0% as compared to the same period in 2003.

Royalty Overrides

        Royalty Overrides as a percentage of net sales were 35.5% for the six months ended June 30, 2004 as compared to 35.7% for the same period in 2003. The ratio varies slightly from period to period primarily due to changes in the mix of products and countries because full Royalty Overrides are not paid on certain products or in certain countries. Due to the structure of our compensation plan, we do not expect to see significant fluctuations in Royalty Overrides as a percent of sales.

Marketing, Distribution, and Administrative Expenses

        Marketing, distribution, and administrative expenses as a percentage of net sales were 32.9% for the six months ended June 30, 2004, as compared to 30.1% for the same period in 2003.

        For the six months ended June 30, 2004, marketing, distribution and administrative expenses increased $41.9 million to $213.0 million from $171.1 million in the same period in 2003. The increase included: $10.9 million in additional intangibles amortization expense, due to the final allocation in the third quarter of 2003 of the purchase price in connection with the Acquisition; $8.5 million in higher salaries and wages, due primarily to normal merit increases, the impact of foreign currency fluctuations, a lower bonus expense in 2003 based on the then anticipated results, and increases related to the strengthening of the senior management team; $4.2 million in additional professional fees associated with higher legal expenses, technology expenses and higher manufacturing consulting expenses related to the start-up of the facility in China and, to a lesser extent, fees relating to our corporate restructuring; $5.4 million in additional promotional expenses related primarily to the ShapeWorks™ launch, the eight-month European promotion program noted above which ended in June 2004 and expenses related to our 25th anniversary promotion, $4.0 million in higher non-income taxes due primarily to higher sales in certain jurisdictions and $2.6 million of expenses relating to the transactions that we consummated in connection with the offering of our 9 1/2% Notes in March 2004. The changes discussed above include the unfavorable impact of foreign currency fluctuations on operating expenses of $7.0 million. We currently expect our marketing, distribution and administration expenses for the remainder of 2004 to remain essentially flat with the first six months of 2004, which would represent approximately a 5% increase for full year 2004 from 2003 levels, due primarily to the timing of certain sales and marketing events, including certain expenses associated with our 25th Anniversary Extravaganza. In anticipation of our potential initial public offering, we expect to take a charge in the quarter ended September 30, 2004 for expenses associated with grants of 1.2 million stock options in August 2004 and September 2004, taking into account the difference between the estimated initial public offering price and the option exercise prices over the relevant vesting periods. We do not believe this charge will be material to the results of operations for the quarter ended September 30, 2004 or for any future period.

Net Interest Expense

        Net interest expense was $41.6 million for the six months ended June 30, 2004 as compared to $20.2 million in the same period in 2003. The higher interest expense was primarily due to the premium of $15.0 million associated with the repurchase of our 15 1/2% senior notes and the additional interest expense of $6.4 million associated with our higher debt levels related to the addition of $275 million of 9 1/2% Notes issued in March 2004.

Income Taxes

        Income taxes were $21.7 million for the six months ended June 30, 2004, as compared to $25.2 million for the same period in 2003. As a percentage of pre-tax income, the estimated effective income tax rate was 65.1% for the six months ended June 30, 2004, as compared to 42.5% in the same periods in 2003. The increase in the effective tax rate was caused primarily by the non-deductible premium related to the repurchase of our 15.5% senior notes and the non-deductible interest expense associated with the 9 1/2% Notes.

Foreign Currency Fluctuations

        Foreign currency fluctuations had a favorable impact of $5.7 million on net income for the six months ended June 30, 2004, compared to what current year net income would have been using last year's foreign exchange rates. For the six months ended June 30, 2004, the regional effects were a favorable $4.8 million in Europe, a favorable $1.6 million in Asia/Pacific Rim and a favorable $0.8 million in The Americas, partially offset by an unfavorable $1.6 million in Japan.

Net Income

        Net income for the six months ended June 30, 2004 was $11.6 million, which was $22.5 million lower than the prior-year same period. The decrease in net income was due to the factors noted above, primarily higher amortization of intangibles in connection with the Acquisition, higher interest expense, higher promotional expenses and labor costs, partially offset by increased net sales in all geographic regions except for Japan and the favorable impact of the appreciation of foreign currencies. Overall the appreciation of foreign currencies had a $5.7 million favorable impact on net income.

Year ended December 31, 2003 compared to year ended December 31, 2002

	Predecessor	Company	Combined	Company
	January 1 to July 31, 2002	August 1 to December 31, 2002	Year ended December 31, 2002	Year ended December 31, 2003
	(in millions)
Operations:
Net sales	$644.2	$449.5	$1,093.7	$1,159.4
Cost of sales	140.6	95.0	235.6	235.8

Gross profit	503.6	354.5	858.2	923.6
Royalty overrides	227.2	159.9	387.1	415.4
Marketing, distribution & administrative expenses	207.4	135.5	342.9	401.3
Acquisition transaction expenses	54.7	6.2	60.9	—

Operating income	14.3	52.9	67.2	107.0
Interest income (expense), net	1.4	(23.9)	(22.5)	(41.5)

Income before income taxes and minority interest	15.7	29.0	44.7	65.6
Income taxes	6.3	15.0	21.3	28.7

Income before minority interest	9.4	14.0	23.4	36.8
Minority interest	0.2	—	0.2	—

Net income	$9.2	$14.0	$23.2	$36.8

        For the year ended December 31, 2003, net income increased to $36.8 million from $23.2 million in 2002. Net sales for the year ended December 31, 2003 increased 6.0% to $1,159.4 million from $1,093.7 million in 2002, helped by the appreciation of foreign currencies, primarily the euro.

        Excluding the impact of pre-tax amortization expense of intangibles resulting from the Acquisition of $34.5 million and $1.5 million in 2003 and 2002, respectively, transaction expenses of $60.9 million in 2002 relating to the Acquisition, 2003 legal and related costs associated with litigation resulting from the Acquisition of $5.1 million, $6.2 million in incremental fees and expenses paid to our Equity Sponsors in 2003, and the favorable impact of foreign currency appreciation of approximately $15.8 million in 2003, operating income increased 5.7% to $137.0 million in 2003 from $129.6 million in 2002. The improved result was attributed to increased sales throughout Europe, Brazil and Mexico, partly offset by the decreased sales in the U.S., Japan and South Korea. We expect that sales in the U.S., Japan and South Korea will improve following the execution of our revitalization initiatives for 2004, which are described below. We anticipate some impact associated with the discovery of BSE in the United States, but do not expect this issue to have a material effect on our business.

Net Sales

Sales by Geographic Regions

	Year Ended December 31,
	2002					2003
	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Change in Net Sales
	(in millions)
The Americas	$683.1	$(324.7)	$358.4	$65.9	$424.3	$687.9	$(328.9)	$359.0	$65.4	$424.4	0.0%
Europe	560.3	(266.3)	294.0	48.7	342.7	733.4	(349.4)	384.0	64.2	448.2	30.8
Asia/Pacific Rim	294.7	(130.0)	164.7	20.8	185.5	271.6	(123.6)	148.0	19.5	167.5	(9.7)
Japan	241.1	(117.1)	124.0	17.2	141.2	201.5	(97.4)	104.1	15.2	119.3	(15.5)

Total	$1,779.2	$(838.1)	$941.1	$152.6	$1,093.7	$1,894.4	$(899.3)	$995.1	$164.3	$1,159.4	6.0%

        Net sales growth in The Americas was flat with 2002. In local currency, net sales increased by 1.9%. The slight increase was a result of increases in both Brazil and Mexico, which were mostly offset by declining sales in the U.S. Net sales in Brazil and Mexico increased 71.4% and 13.3%, respectively, while net sales in the U.S. declined 10.3% in 2003. In the fourth quarter of 2003, the rate of net sales decline in the U.S. slowed in connection with the introduction of a new sales promotion. In 2004, it is our goal to revitalize the U.S. market through new product introductions, the enhanced use of internet tools, the opening of strategically located sales centers and the implementation of distributor leadership initiatives.

        Net sales in Europe increased $105.5 million or 30.8% in 2003 compared to the prior year. In local currency, net sales increased 14.7% as compared to 2002. The appreciation of the euro and other European currencies was a primary reason for the overall sales increase, but net sales in many of the established countries like Belgium (up 115.1%), France (up 59.9%), Netherlands (up 33.2%), Spain (up 72.2%), Switzerland (up 54.9%) and Turkey (up 371.5%) showed notable growth. In 2004, it is our goal to increase sales by strengthening our presence in Europe and in particular in Russia and Greece by expanding our distributor services and taking over the management of product distribution, which in the past has been handled through third party importers.

        Net sales in Asia/Pacific Rim decreased $18.0 million or 9.7% in 2003 as compared to the prior year. In local currency, net sales decreased 13.3%. The sales decrease was due to a $32.5 million or 42.5% decline in South Korea partly offset by a $9.6 million or 25.0% increase in Taiwan. During 2003, we implemented several new initiatives to help the distributors in South Korea regain momentum, including improving their incentive arrangements and introducing new internet tools and several new products. We believe that these initiatives have helped stabilize sales during the second half of 2003.

        Net sales in Japan decreased $21.9 million or 15.5% during 2003 as compared to the prior year. In local currency, net sales in Japan decreased 22.8%. The decline in the Japanese market over the last year has continued due to strong competition and the general deterioration in economic conditions in Japan. In 2004, it is our goal to revitalize the Japanese market through new product introductions, enhanced use of internet tools, and the implementation of distributor leadership initiatives.

Sales by Product Category

	Year Ended December 31,
	2002					2003
	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Change in Net Sales
	(in millions)
Weight Management	$779.8	$(381.1)	$398.7	$66.9	$465.6	$840.4	$(413.2)	$427.2	$72.9	$500.1	7.4%
Inner Nutrition	797.7	(389.8)	407.9	68.4	476.3	849.0	(417.5)	431.5	73.6	505.1	6.0
Outer Nutrition®	182.0	(88.9)	93.1	15.6	108.7	177.6	(87.3)	90.3	15.4	105.7	(2.8)
Literature, Promotional and Other	19.7	21.7	41.4	1.7	43.1	27.4	18.7	46.1	2.4	48.5	12.5

Total	$1,779.2	$(838.1)	$941.1	$152.6	$1,093.7	$1,894.4	$(899.3)	$995.1	$164.3	$1,159.4	6.0%

        The increase in net sales for weight management and inner nutrition products was due to our increased emphasis on science-based products. In addition, during 2002 we rationalized our Outer Nutrition® line by eliminating color cosmetics, resulting in decreased net sales in 2003. We believe that our Outer Nutrition® product line is now better aligned with our other product categories.

Gross Profit

        Gross profit was $923.6 million for the year ended December 31, 2003 compared to $858.2 million in the prior year. As a percentage of net sales, gross profit for the year ended December 31, 2003 increased from 78.5% to 79.7% as compared to the prior year. The increase in gross profit reflected inventory management initiatives which have reduced obsolescence, lower freight and duty expenses, and the favorable impact of stronger foreign currencies.

Royalty Overrides

        Royalty Overrides as a percentage of net sales were 35.8% for the year ended December 31, 2003 as compared to 35.4% in the prior year. The ratio varies slightly from period to period primarily due to a change in the mix of products and countries because full Royalty Overrides are not paid on certain products or in certain countries. Due to the structure of our compensation plan, we do not expect to see significant fluctuations in Royalty Overrides as a percent of sales.

Marketing, Distribution and Administrative Expenses

        Marketing, distribution and administrative expenses as a percentage of net sales were 34.6% for the year ended December 31, 2003, as compared to 31.4% in the prior year. For the year ended December 31, 2003, these expenses increased $58.4 million to $401.3 million from $342.9 million in the prior year. The increase included $34.5 million amortization expense of intangibles in 2003 compared to $1.5 million in 2002. In addition, marketing, distribution and administrative expenses were unfavorably impacted by approximately $10.9 million due to the appreciation of foreign currencies, by approximately $6.9 million due to increased promotional expenses, by approximately $9.1 million due to litigation costs and related legal expenses, and by approximately $6.2 million due to fees and expenses paid to our Equity Sponsors subsequent to the Acquisition. Lower salaries and wages expense partly offset the increased expense reflecting efficiencies realized from various cost savings initiatives.

Acquisition Transaction Expenses

        In 2002, we recorded $21.9 million relating to fees and $39.0 million of stock option expenses in connection with the Acquisition.

Net Interest Expense

        Net interest expense was $41.5 million for the year ended December 31, 2003 as compared to $22.5 million in the prior year. The increase was mainly due to a full year's interest expense relating to the term loan, the 11 3/4% Notes and the 15.5% senior notes in 2003, as compared to only five months of interest expense for those same items in 2002.

Income Taxes

        Income taxes were $28.7 million for the year ended December 31, 2003 as compared to $21.3 million for the prior year. As a percentage of pre-tax income, the annual effective income tax rate was 43.8% for 2003 and 47.6% for 2002. The higher effective tax rate in 2002 reflected primarily the non-deductibility of certain acquisition-related expenses incurred in 2002.

Foreign Currency Fluctuations

        Currency fluctuations had a favorable impact of $9.5 million on net income for the year ended December 31, 2003 when compared to what current year net income would have been using 2002 foreign exchange rates. For the year ended December 31, 2003, the regional effects were an unfavorable impact of $3.2 million in The Americas, a favorable impact of $1.5 million in Asia/Pacific Rim, a favorable impact of $11.2 million in Europe, and no material impact in Japan.

Net Income

        Net income for the year ended December 31, 2003 was $36.8 million compared to net income of $23.2 million for the prior year. Net income increased primarily because of the factors noted above.

Year ended December 31, 2002 compared to year ended December 31, 2001

        Net sales for year ended December 31, 2002 increased 7.2% to $1,093.7 million, as compared to net sales of $1,020.1 million in the prior year.

Net Sales

Sales by Geographic Region

	Year Ended December 31,
	2001					2002
	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Change in Net Sales
	(in millions)
Americas	$620.2	$(291.9)	$328.3	$58.6	$386.9	$683.1	$(324.7)	$358.4	$65.9	$424.3	9.7%
Europe	459.5	(216.1)	243.4	39.8	283.2	560.3	(266.3)	294.0	48.7	342.7	21.0
Asia/Pacific Rim	271.9	(118.9)	153.0	19.0	172.0	294.7	(130.0)	164.7	20.8	185.5	7.8
Japan	304.6	(147.6)	157.0	21.0	178.0	241.1	(117.1)	124.0	17.2	141.2	(20.7)

Total	$1,656.2	$(774.5)	$881.7	$138.4	$1,020.1	$1,779.2	$(838.1)	$941.1	$152.6	$1,093.7	7.2%

        Net sales in The Americas increased $37.4 million or 9.7% as compared to the prior year. In local currency, net sales increased by 13.7%. The increase was mainly due to well-organized distributor sales meetings, and strong local leadership.

        Net sales in Europe increased $59.5 million or 21.0% in 2002 as compared to the prior year. In local currency, net sales in Europe increased 14.6%. The increase was partly due to strong local distributor leadership and effective lead generation system.

        Net sales in Asia/Pacific Rim increased $13.5 million or 7.8% during 2002 as compared to the prior year. In local currency, net sales for Asia/Pacific Rim increased 5.8%. The increase was due to sales growth in Australia, Taiwan and Thailand of 39.9%, 11.1% and 76.1%, respectively.

        Net sales in Japan decreased $36.8 million, or 20.7% during 2002 as compared to the prior year. In local currency, net sales for Japan decreased 18.3%. The decline was due to deteriorating economic conditions and the intensified competitive sales environment.

Sales by Product Category

	Year Ended December 31,
	2001					2002
	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Retail Sales	Distributor Allowance	Product Sales	Handling & Freight Income	Net Sales	Change in Net Sales
	(in millions)
Weight Management	$707.9	$(345.2)	$362.7	$59.2	$421.9	$779.8	$(381.1)	$398.7	$66.9	$465.6	10.4%
Inner Nutrition	744.6	(363.1)	381.5	62.2	443.7	797.7	(389.8)	407.9	68.4	476.3	7.3
Outer Nutrition®	178.2	(86.9)	91.3	14.9	106.2	182.0	(88.9)	93.1	15.6	108.7	2.4
Literature, Promotional and Other	25.5	20.7	46.2	2.1	48.3	19.7	21.7	41.4	1.7	43.1	(10.8)

Total	$1,656.2	$(774.5)	$881.7	$138.4	$1,020.1	$1,779.2	$(838.1)	$941.1	$152.6	$1,093.7	7.2%

        For the year ended December 31, 2002, net sales of weight management, inner nutrition and Outer Nutrition® products increased as compared to the prior year. The increases were partially offset by a decrease in sales of literature, promotional and other materials and an increase in returns and refunds.

Gross Profit

        Gross profit was $858.2 million for the year ended December 31, 2002 compared to $778.6 million in the prior year. As a percentage of net sales, gross profit for the year ended December 31, 2002 increased from 76.3% to 78.5% as compared to the prior year. The increase in gross profit reflected the realization of product cost savings attributable to new supply contracts initiated in 2001 and a reduction in the inventory provision for slow moving and anticipated obsolescence when comparing 2002 to 2001.

Royalty Overrides

        Royalty Overrides as a percentage of net sales were 35.4% for the year ended December 31, 2002 as compared to 34.8% in the prior year. The ratio varies slightly from period to period primarily due to a change in the mix of products and countries because full Royalty Overrides are not paid on certain products or in certain countries.

Marketing, Distribution and Administrative Expenses

        Marketing, distribution and administrative expenses as a percentage of net sales were 31.4% for the year ended December 31, 2002, as compared to 34.8% in the prior year. For the year ended December 31, 2002, these expenses decreased $11.7 million to $342.9 million from $354.6 million in the prior year. The decrease was due to $9.3 million in charges for non-income tax contingencies for various tax audits in 2001, a $5.4 million decrease in severance expense from 2001 to 2002, partially offset by $1.3 million higher foreign exchange losses in 2002.

Acquisition Transaction Expenses

        In 2002, we recorded $21.9 million relating to fees and $39.0 million of stock option expenses in connection with the Acquisition.

Net Interest Expense

        Net interest expense was $22.5 million for the year ended December 31, 2002 as compared to net interest income of $3.4 million in the prior year. In 2002, the interest expense was mainly related to the term loan, Herbalife's 15.5% senior notes and the 11 3/4% Notes issued to finance the Acquisition.

Income Taxes

        Income taxes were $21.3 million for the year ended December 31, 2002 as compared to $28.9 million for the prior year. As a percentage of pre-tax income, the annual effective income tax rate was 47.6% and 40% for 2002 and 2001, respectively. The increase in the effective rate reflected primarily the non-deductibility of the Acquisition-related expenses and the interest expenses incurred by us in 2002.

Foreign Currency Fluctuations

        Currency fluctuations had an unfavorable effect of $1.0 million on net income for the year ended December 31, 2002 when recalculating current year net income using last year's foreign exchange rates. For the year ended December 31, 2002, the regional effects were $3.2 million unfavorable in The Americas, $1.1 million unfavorable in Asia/Pacific Rim, $3.3 million favorable in Europe, and no material impact in Japan.

Net Income

        Net income for the year ended December 31, 2002 was $23.2 million compared to net income of $42.6 million for the prior year. Excluding the impact of Acquisition expenses, amortization of intangibles and changes in net interest expense, net income for the year ended December 31, 2002 would have been $76.2 million. Net income excluding the impact of Acquisition expenses for the year ended December 31, 2002 increased principally because of a 7.2% increase in net sales and a 2.1% increase in gross profit as a percentage of net sales.

Liquidity and Capital Resources

        We have historically met our working capital and capital expenditure requirements, including funding for expansion of operations, through net cash flows provided by operating activities. Our principal source of liquidity is our operating cash flows. Variations in sales of our products would directly affect the availability of funds.

        For the six months ended June 30, 2004, we generated $65.6 million from operating cash flows compared to $37.2 million in the same period in 2003. The increase in cash generated from operations is primarily related to an increase in working capital of $35.5 million and a decrease in working capital of $13.8 million for the six months ended June 30, 2004 and 2003, respectively. The increase in cash generated from changes in working capital for the six months ended June 30, 2004 was mainly due to an increase in accrued expenses, primarily from interest on long term debt, non-income taxes and an increase in income taxes payable, partially offset by the cash used to increase inventory related to the introduction of new products.

        Capital expenditures including capital leases for the six months ended June 30, 2004 were $11.8 million compared to $10.0 million in the same period in 2003. The majority of these expenditures represented investments in management information systems, internet tools for distributors and office facilities and equipment in the United States. We expect to incur additional capital expenditures of up to $18 million for the remainder of 2004.

        In connection with the Acquisition, we consummated certain related financing transactions including Herbalife International's issuance of its 11 3/4% Notes in the amount of $165 million, and entering into Herbalife International's senior credit facility, consisting of a term loan in the amount of $180 million and a revolving credit facility in the amount of $25 million.

        The following summarizes our contractual obligations at June 30, 2004 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	2004	2005	2006	2007	2008	2009 & thereafter
	(in millions)
Term Debt	$71.1	$8.7	$17.4	$17.4	$17.4	$10.2	$—
11 3/4% Notes	158.3	—	—	—	—	—	158.3
9 1/2% Notes	267.7	—	—	—	—	—	267.7
Capital lease	5.5	1.9	2.9	0.7	—	—	—
Other debt	1.7	1.2	0.5	—	—	—	—

Total	$504.3	$11.8	$20.8	$18.1	$17.4	$10.2	$426.0

Operating leases	$20.6	$6.2	$8.8	$4.1	$0.9	$0.4	$0.2

        The following summarizes our contractual obligations on a pro forma basis at June 30, 2004, to reflect the recapitalization transactions as if they had occurred on June 30, 2004:

	Payments due by period
	Total	2004	2005	2006	2007	2008	2009 & thereafter
	(in millions)
New senior credit facility	$200.0	$—	$2.0	$2.0	$2.0	$2.0	$192.0
9 1/2% Notes	160.7	—	—	—	—	—	160.7
Capital Lease	5.4	1.9	2.8	0.7	—	—	—
Other Debt	1.8	1.3	0.5	—	—	—	—

Total	$367.9	$3.2	$5.3	$2.7	$2.0	$2.0	$352.7

Operating Leases	$20.6	$6.2	$8.8	$4.1	$0.9	$0.4	$0.2

        In March 2004, we and our lenders amended our existing senior credit facility. Under the terms of the amendment, we made a prepayment of $40.0 million to reduce outstanding amounts under our senior credit facility. In connection with this prepayment, the lenders under the senior credit facility, waived the March 31, 2004 mandatory amortization payment of $6.5 million along with a mandatory 50% excess cash flow payment for the year ended December 31, 2003. The amendment also lowered the interest rate to LIBOR plus a 2.5% margin and increased the capital spending allowance under the existing senior credit facility and permitted our parent company to complete the transactions that we consummated in connection with the offering of our 9 1/2% Notes in March 2004. The schedule of the principal payments was also modified so that we were obligated to pay approximately $4.4 million on March 31, 2004 and in each subsequent quarter through June 30, 2008.

        In March 2004, we and our wholly-owned subsidiary WH Capital Corporation completed the $275 million offering of our 9 1/2% Notes. The proceeds of the offering together with available cash were used to pay the cash redemption price due upon redemption of all outstanding Herbalife 12% Series A Cumulative Convertible preferred shares, including all accrued and unpaid dividends, to redeem our 15 1/2% senior notes and to pay related fees and expenses. Interest on the 9 1/2% Notes will be paid in cash semi-annually in arrear on April 1 and October 1 of each year, starting on October 1, 2004. The 9 1/2% Notes are our general unsecured obligations, ranking equally with any of the existing and future senior indebtedness and senior to all of Herbalife's future subordinated indebtedness. Also, the 9 1/2% Notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

        As of June 30, 2004, we had working capital of $16.1 million. Cash and cash equivalents were $157.1 million at June 30, 2004, compared to $150.7 million at December 31, 2003. Simultaneously with the consummation of this offering, we anticipate closing a series of recapitalization transactions, including:

  •
  a tender offer for any and all of the outstanding 11 3/4% Notes and related consent solicitation to amend the indenture governing the 11 3/4% Notes;

  •
  the redemption of 40% of our outstanding 9 1/2% Notes;

  •
  the replacement of Herbalife International's existing $205.0 million senior credit facility, under which loans in an aggregate principal amount of $71.1 were outstanding on June 30, 2004, with a new $225.0 million senior credit facility; and

  •
  the payment of a $200.0 million special cash dividend to our current shareholders.

        We expect that cash and funds provided from operations and available borrowings under our new revolving credit facility will provide sufficient working capital to operate our business, to make expected capital expenditures and to meet foreseeable liquidity requirements, including debt service on the 9 1/2% Notes and the senior credit facility. There can be no assurance, however, that our business will generate sufficient cash flows or that future borrowings will be available in an amount sufficient to enable us to service our debt, including our outstanding notes, or to fund our other liquidity needs.

        The majority of our purchases from suppliers are generally made in U.S. dollars, while sales to Herbalife distributors generally are made in local currencies. Consequently, strengthening of the U.S. dollar versus a foreign currency can have a negative impact on operating margins and can generate transaction losses on intercompany transactions. For discussion of our foreign exchange contracts and other hedging arrangements, see the quantitative and qualitative disclosures about market risks described below.

Quarterly Results of Operations

				Company
	Quarter ended
	Predecessor		Combined(1)
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004
	(in thousands except per share amounts)
Operations:
Net sales	$265,794	$281,989	$272,581	$273,349	$280,039	$288,878	$290,392	$300,125	$324,052	$324,160
Cost of sales	57,072	62,734	58,892	56,857	56,961	58,401	58,987	61,437	63,618	66,245

Gross profit	208,722	219,255	213,689	216,492	223,078	230,477	231,405	238,688	260,434	257,915
Royalty Overrides	94,726	98,643	95,651	98,125	99,510	103,481	104,971	107,389	115,856	114,532
Marketing, distribution & administrative expenses	81,149	94,598	91,756	81,606	84,376	86,724	111,090	119,072	107,840	105,199
Acquisition transaction expenses	—	4,035	50,673	—	—	—	—	—	—	—

Operating income	32,847	21,979	(24,391)	36,761	39,192	40,272	15,344	12,227	36,738	38,184
Interest income (expense), net	575	452	(12,984)	(10,428)	(9,947)	(10,255)	(11,404)	(9,862)	(27,373)	(14,256)

Income before income taxes and minority interest	33,422	22,431	(37,375)	26,333	29,245	30,017	3,940	2,365	9,365	23,928
Income taxes	13,369	8,972	(12,198)	11,110	12,374	12,803	2,241	1,302	9,849	11,840

Income before minority interest	20,053	13,459	(25,177)	15,223	16,871	17,214	1,699	1,063	(484)	12,088
Minority interest	140	48	—	—	—	—	—	—	—	—

Net income	$19,913	$13,411	$(25,177)	$15,223	$16,871	$17,214	$1,699	$1,063	$(484)	$12,088

Earnings per share
Basic	$0.62	$0.41	$—	$—	$—	$—	$—	$—	$(0.02)	$0.12
Diluted	$0.60	$0.39	$(0.01)	$0.15	$0.16	$0.16	$0.02	$0.01	$—	$0.11
Weighted average shares outstanding
Basic	32,007	32,591	—	—	—	—	—	—	26,607	104,125
Diluted	33,291	34,051	102,041	102,041	103,841	106,667	108,784	108,678	109,892	110,132

(1)
For the purposes of this presentation we have combined the result of operations of our Predecessor for the period July 1, 2002 through July 31, 2002 and the Company for the period August 1, 2002 through September 30, 2002. The earnings per share information pertain only to the Company for the period August 1, 2002 through September 30, 2002. Basic and diluted earnings per share for the predecessor for the period July 1 through July 31, 2002 was $(0.73) and $(0.75), respectively.

Contingencies

        We are from time to time engaged in routine litigation. We regularly review all pending litigation matters in which we are involved and establish reserves deemed appropriate by management for these litigation matters when a probable loss estimate can be made.

        Herbalife International is a defendant in a purported class action lawsuit pending in the U.S. District Court of California (Jacobs v. Herbalife International, Inc., et al) originally filed on February 19, 2002 challenging marketing practices of several distributors and Herbalife International under various state and federal laws. Without in any way admitting liability or wrongdoing, we have reached a binding settlement with the plaintiffs, subject to final court approval. Under the terms of the settlement, we will (i) pay $3 million into a fund to be distributed to former supervisor-level distributors who had purchased Newest Way to Wealth materials from the other defendants in this matter, (ii) up to a maximum aggregate amount of $1 million, refund to former supervisor-level distributors the amounts they had paid to purchase such Newest Way to Wealth materials from the other defendants in this matter, and (iii) up to a maximum aggregate amount of $2 million, offer rebates on certain new purchases of our products to those current supervisor-level distributors who had purchased Newest Way to Wealth materials from the other defendants in this matter.

        Herbalife International and certain of its distributors have been named as defendants in a purported class action lawsuit filed July 16, 2003 in the Circuit Court of Ohio County in the State of West Virginia (Mey v. Herbalife International, Inc., et al). The complaint alleges that certain telemarketing practices of certain Herbalife International distributors violate the Telephone Consumer Protection Act and seeks to hold Herbalife International liable for the practices of its distributors. We believe that we have meritorious defenses to the suit.

        As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, we have been subjected to various product liability claims. The effects of these claims to date have not been material to us, and the reasonably possible range of exposure on currently existing claims is not material. We believe that we have meritorious defenses to the allegations contained in the lawsuits. We currently maintain product liability insurance with an annual deductible of $10.0 million.

        Certain of our subsidiaries have been subject to tax audits by governmental authorities in their respective countries. In certain of these tax audits, governmental authorities are proposing that significant amounts of additional taxes and related interest and penalties are due. We and our tax advisors believe that there are meritorious defenses to the allegations that additional taxes are owing, and we are vigorously contesting the additional proposed taxes and related charges.

        These matters may take several years to resolve, and we cannot be sure of their ultimate resolution. However, it is the opinion of management that adverse outcomes, if any, will not likely result in a material adverse effect on our financial condition and operating results.

Quantitative and Qualitative Disclosures About Market Risks

        We are exposed to market risks, which arise during the normal course of business from changes in interest rates and foreign currency exchange rates. On a selected basis, we use derivative financial instruments to manage or hedge these risks. All hedging transactions are authorized and executed pursuant to written guidelines and procedures.

        We have adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended and interpreted, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the underlying hedged item are recognized concurrently in earnings. If the derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the statement of operations when the hedged item affects earnings. SFAS 133 defined new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value are recognized concurrently in earnings.

        A discussion of our primary market risk exposures and derivatives is presented below.

Foreign Exchange Risk

        We enter into foreign exchange derivatives in the ordinary course of business primarily to reduce exposure to currency fluctuations attributable to intercompany transactions and translation of local currency revenue. Most of these foreign exchange contracts are designated for forecasted transactions.

        We purchase average rate put options, which give us the right, but not the obligation, to sell foreign currency at a specified exchange rate ("strike rate"). These contracts provide protection in the event the foreign currency weakens beyond the option strike rate. In some instances, we sell (write) foreign currency call options to finance the purchase of put options, which gives the counterparty the right, but not the obligation, to buy foreign currency from us at a specified strike rate. These contracts serve to limit the benefit we would otherwise derive from strengthening of the foreign currency beyond the strike rate. Such written call options are only entered into contemporaneously with purchased put options. The fair value of option contracts is based on third-party bank quotes.

        The following table provides information about the details of our option contracts at June 30, 2004.

Foreign Currency	Coverage	Average Strike Price	Fair Value	Maturity Date
	(in millions)		(in millions)
Purchased Puts (We may sell Yen/Buy USD)
Japanese Yen	$10.5	103.34-107.25	$0.4	July-Sep 2004
Japanese Yen	$10.5	102.98-106.80	$0.4	Oct-Dec 2004
Purchased Puts (We may sell Euro/Buy USD)
Euro	$11.8	1.1564-1.2304	$0.6	July-Sep 2004
Euro	$11.8	1.1550-1.2292	$0.7	Oct-Dec 2004

        Foreign exchange forward contracts are occasionally used to hedge advances between subsidiaries and bank loans denominated in currencies other than their local currency. The objective of these contracts is to neutralize the impact of foreign currency movements on the subsidiary's operating results. The fair value of forward contracts is based on third-party bank quotes.

        The following table provides information about the details of our forward contracts at June 30, 2004.

Foreign Currency	Contract Date	Forward Position	Maturity Date	Contract Rate	Fair Value
		(in millions)			(in millions)
Buy CAD Sell EURO	6/2/04	$1.1	7/6/04	1.6650	$1.1
Buy DKK Sell EURO	6/2/04	$0.8	7/6/04	7.4354	$0.8
Buy AUD Sell EURO	6/2/04	$3.4	7/6/04	1.7587	$3.5
Buy SEK Sell EURO	6/2/04	$0.8	7/6/04	9.1301	$0.8
Buy NOK Sell EURO	6/2/04	$0.9	7/6/04	8.2050	$0.9
Buy TWD Sell EURO	6/2/04	$3.5	7/6/04	40.7500	$3.5
Buy GBP Sell USD	6/22/04	$3.3	7/26/04	1.8140	$3.3
Buy SEK Sell USD	6/22/04	$1.6	7/26/04	7.5850	$1.6
Buy JPY Sell USD	6/22/04	$18.4	7/26/04	109.0000	$18.5
Buy EURO Sell USD	6/22/04	$1.0	7/26/04	1.2080	$1.0
Buy EURO Sell RUB	6/23/04	$3.0	7/26/04	35.3000	$3.0

        All foreign subsidiaries, excluding those operating in hyper-inflationary environments, designate their local currencies as their functional currency. At June 30, 2004, the total amount of foreign subsidiary cash was $77.0 million, of which $12.0 million was invested in U.S. dollars.

Interest Rate Risk

        We have maintained an investment portfolio of high-quality marketable securities. According to our investment policy, we may invest in taxable and tax exempt instruments including asset-backed securities. In addition, the policy establishes limits on credit quality, maturity, issuer and type of instrument. We do not use derivative instruments to hedge our investment portfolio.

        The table below presents principal cash flows and interest rates by maturity dates and the fair values of our borrowings as of June 30, 2004. Fair values for fixed rate borrowings have been determined based on recent market trade values. The fair values for variable rate borrowings approximate their carrying value. Variable interest rates disclosed represent the rates on the borrowings at June 30, 2004. Interest rate risk related to the our capital leases is not significant.

	Expected Maturity Date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Long-term Debt
Fixed Rate (in millions)	—	—	—	—	—	$158.3	$158.3	$184.8
Average Interest Rate							11.75%
Variable Rate (in millions)	$8.7	$17.4	$17.4	$17.4	$10.2	—	$71.1	$71.1
Average Interest Rate	3.7%	3.7%	3.7%	3.7%	3.7%
Fixed Rate (in millions)	—	—	—	—	—	$267.7	$267.7	$290.1
Average Interest Rate						9.5%	9.5%

        Interest rate caps are used to hedge the interest rate exposure on the term loan which has a variable interest rate. It provides protection in the event the LIBOR rates increases beyond the cap rate. The table below describes the interest rate cap that was outstanding at June 30, 2004.

Interest Rate	Notional Amount	Cap Rate	Fair Value	Maturity Date
	(in millions)		(in millions)
Interest Rate Cap	$30.6	5%	—	October 2005

Critical Accounting Policies

        Our accounting policies are described in Note 2 in the Notes to Consolidated Financial Statements contained herein. Our Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing the financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

        Revenue is recognized when products are shipped and title passes to the Independent Distributor or importer. Product sales are after a discount referred to as "Distributor Allowances." Amounts billed for freight and handling costs are included in net sales. The Company generally receives the net sales price in cash or through credit card payments at the point of sale. Related royalty overrides and allowances for product returns are recorded when the merchandise is shipped.

        Allowances for product returns are provided at the time the product is shipped. This accrual is based upon historic trends and experience. If the actual product returns differ from past experience, changes in the allowances are made.

        We write down our inventory to provide for estimated obsolete or unsalable inventory based on assumptions about future demand for our products and market conditions. If future demand and market conditions are less favorable than management's assumptions, additional inventory write-downs could be required. Likewise, favorable future demand and market conditions could positively impact future operating results if written-off inventory is sold.

        We perform goodwill impairment tests on an annual basis and on an interim basis if an event or circumstance indicates that impairment may have occurred. We assess the impairment of other amortizable intangible assets and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include significant underperformance compared to historical or projected operating results, substantial changes in our business strategy and significant negative industry or economic trends. If such indicators are present, we evaluate the fair value of the goodwill of the reporting unit compared to its carrying value. For other intangible assets and long-lived assets we determine whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value of goodwill, other intangible assets and long-lived assets is determined by discounted future cash flows, appraisals or other methods. If the long-lived asset determined to be impaired is to be held and used, we recognize an impairment charge to the extent the present value of anticipated net cash flows attributable to the asset are less than the asset's carrying value. The fair value of the long-lived asset then becomes the asset's new carrying value, which we depreciate over the remaining estimated useful life of the asset. To the extent we determine there are indicators of impairment in future periods, additional write-downs may be required.

        Contingencies are accounted for in accordance with SFAS 5, "Accounting for Contingencies." SFAS 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires us to use judgment. Many of these legal and tax contingencies can take years to be resolved. Generally, as the time period increases over which the uncertainties are resolved, the likelihood of changes to the estimate of the ultimate outcome increases.

        Deferred income tax assets have been established for net operating loss carryforwards of certain foreign subsidiaries and have been reduced by a valuation allowance to reflect them at amounts estimated to be ultimately recognized. The net operating loss carryforwards expire in varying amounts over a future period of time. Realization of the income tax carryforwards is dependent on generating sufficient taxable income prior to expiration of the carryforwards. Although realization is not assured, we believe it is more likely than not that the net carrying value of the income tax carryforwards will be realized. The amount of the income tax carryforwards that is considered realizable, however, could change if estimates of future taxable income during the carryforward period are adjusted.

New Accounting Pronouncements

        In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which codifies, revises, and rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our consolidated results of operations, consolidated financial position, or consolidated cash flows.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards on the classification and measurement of certain instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 requires the classification of any financial instruments with a mandatory redemption feature, an obligation to repurchase equity shares, or a conditional obligation based on the issuance of a variable number of its equity shares, as a liability. The adoption of SFAS 150 did not have a material effect on our consolidated financial returns.

        In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," effective for contracts entered into or modified after June 30, 2003. This amendment clarifies when a contract meets the characteristics of a derivative, clarifies when a derivative contains a financing component, and amends certain other existing pronouncements. The adoption of SFAS 149 did not have a material effect on our consolidated financial statements.

        The FASB issued Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities" in January 2003, and a revised interpretation of FIN 46 ("FIN 46-R"). FIN 46 requires certain variable interest entities ("VIEs") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or sufficient equity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. We have not invested in any entities that we believe are VIEs for which we are the primary beneficiary. The adoption of FIN 46 and FIN 46-R had no impact on our financial position, results of operations, or cash flows.

        In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. We do not have any material guarantees that require disclosure under FIN 45.

        FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. We have adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

        For the year ended December 31, 2003 and the six months ended June 30, 2004, we have not entered into any guarantees within the scope of FIN 45.

        The FASB recently issued a proposed pronouncement that, if finalized in its current form, would require that we record compensation expense for stock options issued based on the estimated fair value of the options at the date of grant. We currently are not required to record stock-based compensation charges if the employee's stock option exercise price is equal to or exceeds the fair value of the stock at the date of grant. We have not yet determined what impact, if any, the proposed pronouncement would have on our financial statements.

BUSINESS

Herbalife

        We are a global network marketing company that sells weight management, nutritional supplement and personal care products. We pursue our mission of "changing people's lives" by providing a financially rewarding business opportunity to distributors and quality products to distributors and customers who seek a healthy lifestyle. We are one of the largest network marketing companies in the world with net sales of approximately $1.2 billion for the fiscal year ended December 31, 2003. We sell our products in 59 countries through a network of over one million independent distributors. We believe the quality of our products and the effectiveness of our distribution network, coupled with geographic expansion, have been the primary reasons for our success throughout our 24-year operating history.

        We offer three categories of products: weight management, inner nutrition, and Outer Nutrition®. Our weight management product portfolio includes meal replacements, weight-loss accelerators and a variety of healthy snacks. In March 2004, we launched the ShapeWorks™ weight management program, an enhancement to our best-selling Formula 1 weight management product, which personalizes protein intake and includes a customized meal plan. Our collection of inner nutrition products consists of dietary and nutritional supplements, each containing quality herbs, vitamins, minerals and natural ingredients in support of total well-being and long-term good health. In 2003, we introduced Niteworks™, which supports energy, vascular and circulatory health. Our Outer Nutrition® products include skin cleansers, moisturizers, lotions, shampoos and conditioners, each based on botanical formulas to revitalize, soothe, and smooth body, skin and hair. Weight management, inner nutrition, and Outer Nutrition® accounted for 43.1%, 43.6% and 9.1% of our net sales in fiscal year 2003, respectively.

        We are committed to providing products with scientifically demonstrated efficacy. We have significantly increased our emphasis on scientific research in the fields of weight management and nutrition over the past two years. We believe that our focus on nutrition science will continue to result in meaningful product enhancements that differentiate our products in the marketplace. Our research and development organization combines the experience of product development scientists within our Company with a team of world-renowned scientists. Additionally, through contributions from the Company, the Mark Hughes Cellular and Molecular Nutrition Lab was established at UCLA (the "UCLA Lab"). In 2003, we introduced Niteworks™, a cardiovascular product developed in conjunction with Louis Ignarro, Ph.D., a Nobel Laureate in Medicine. In addition, in March 2004, we introduced ShapeWorks™, a comprehensive weight management program based on the clinical experience and the 15 years of meal replacement research of David Heber, M.D., Ph.D., Professor of Medicine and Public Health at the UCLA School of Medicine, Director of the UCLA Center for Human Nutrition and Director of the UCLA Center for Dietary Supplement Research in Botanicals.

        We recently established a 12-member Scientific Advisory Board, comprised of world-renowned scientists, and a Medical Advisory Board consisting of leading scientists and medical doctors. We consult with members of our Scientific Advisory Board on the advancements in the field of nutrition science, while our Medical Advisory Board provides training on product usage and gives health-news updates through Herbalife literature, the internet and live training events around the world. The boards, both chaired by Dr. David Heber, support our internal product development team by providing expertise on obesity and human nutrition, conducting product research, and advising on product concepts. In addition, in early 2003, we contributed to the establishment of the UCLA Lab. The UCLA Lab's mission is to advance nutrition science to new levels of understanding by using the most progressive research and development technologies available.

        We believe that the direct-selling channel is ideally suited to marketing our products, because sales of weight management, nutrition and personal care products are strengthened by ongoing personal contact between retail consumers and distributors. This personal contact may enhance consumers' nutritional and health education and motivate consumers to begin and maintain wellness and weight management programs. In addition, by using our products themselves, distributors can provide first-hand testimonials of product effectiveness, which can serve as a powerful sales tool.

        We are focused on building and maintaining our distributor network by offering financially rewarding and flexible career opportunities through sales of quality, innovative products to health conscious consumers. We believe the income opportunity provided by our network marketing program appeals to a broad cross-section of people throughout the world, particularly those seeking to supplement family income, start a home business or pursue entrepreneurial, full and part-time, employment opportunities. Our distributors, who are all independent contractors, profit from selling our products and can also earn royalties and bonuses on sales made by the distributors whom they recruit to join their sales organizations.

        We enable distributors to maximize their potential by providing a broad array of motivational, educational and support services. We motivate our distributors through our performance-based compensation plan, individual recognition, reward programs and promotions, and participation in local, national and international Company-sponsored sales events and Extravaganzas. We are committed to providing professionally designed educational training materials that our distributors can use to enhance recruitment and to maximize their sales. We and our distributor leadership conduct thousands of training sessions annually throughout the world to educate and motivate our distributors. These training events teach our distributors not only how to develop invaluable business-building and leadership skills, but also how to differentiate our products with their consumers. Our corporate- sponsored training events provide a forum for distributors, who otherwise operate independently, to share ideas with us and each other. In addition, our internet-based Herbalife Broadcasting Network delivers, on a 24-hour basis worldwide, educational, motivational and inspirational content, including addresses from our CEO. Our efficient and effective distribution, logistics and customer care support system assists our distributors by providing next-day sales capabilities and support services. We further aid our distributors by generating additional demand for our products through traditional marketing and public relations methods, such as through television ads, sporting event sponsorships and endorsements.

        We were founded in 1980 by Mark Hughes and acquired in July 2002 by Whitney, Golden Gate and their affiliates. We are incorporated in the Cayman Islands.

Our Market Opportunity

        According to the World Federation of Direct Selling Associations, the global direct selling market, which includes sales through network marketing and direct mail, reached $86 billion in sales in 2002. The area in which we primarily compete, health and wellness, comprised 15.4% of the 2002 total direct selling market according to the Direct Selling Association. According to the Nutrition Business Journal, the U.S. nutritional supplements market grew 5.7% in 2003 to $19.8 billion, of which the weight-loss supplements segment represented $4.2 billion or 21.3%. In addition, the Nutrition Business Journal reported that sales of weight-loss supplements are projected to grow at a 6.8% compound annual growth rate from 2004 through 2010.

        We believe that the increasing prevalence of obesity and the aging worldwide population are driving demand for nutrition and wellness-related products. The number of obese adults worldwide has increased from 200 million in 1995 to 300 million in 2000, an increase of 50% based on a study by the World Health Organization. Trends in dieting have followed the higher prevalence of obesity. A 2003 U.S. News & World Report article estimated that 44% of women and 29% of men in the U.S. were on a diet on any given day. According to the Centers for Disease Control, by 2030, the number of adults aged 65 or over is expected to increase from 6.9% to 12.0% of the worldwide population.

Our Competitive Strengths

        We believe that our success stems from our ability to inspire and motivate our distributor network with a range of quality, innovative products that appeal to consumer preferences for healthy living. We have been able to achieve sustained and profitable growth by capitalizing on the following competitive strengths:

        Large, Highly-Motivated Distributor Base.    We had over one million distributors, including over 233,000 supervisors, as of June 30, 2004. Because we believe the network marketing model is the most effective way to sell our products, we devote significant resources and management attention to assist our distributor leadership in recruiting and retaining our distributors. We structured our compensation system to encourage distributors to remain active in the business and to build down-line sales organizations of their own, which can serve to increase their income and to increase our product sales.

        Diverse and Well-Established Product Portfolio.    We are committed to building brand, distributor and customer loyalty by providing a diverse portfolio of health-oriented and wellness products. We currently have 126 products encompassing over 3,100 SKUs across our three primary product categories. The breadth of our product offerings enables our distributors to sell a comprehensive package of products designed to simplify weight management and nutrition. While we improve upon our product formulations based upon developments in nutrition science, several of our products have been in existence for many years. For example, we first introduced our weight management product, Formula 1, in 1980, and it remains our best-selling product. We believe that the longevity and variety in our product portfolio significantly enhances our distributors' abilities to build their businesses.

        Nutrition Science-Based Product Development.    We endeavor to meet the highest industry standards for quality, safety and efficacy. We have significantly increased our emphasis on scientific research in the fields of weight management and nutrition during the past two years. We have an internal team of scientists dedicated to continually evaluating opportunities to enhance our existing products and to develop new products. These new product development efforts are reviewed by doctors and scientists who we believe are among the most respected medical and nutrition experts in the world, and who constitute our Scientific Advisory Board and Medical Advisory Board. In addition, in the past year we provided a donation to assist in the establishment of the UCLA Lab. We believe that the UCLA Lab provides opportunities for Herbalife to access cutting-edge science in herbal research and nutrition that may ultimately be applied to enhance and advance our product development efforts.

        Scalable Business Model.    Our business model enables us to grow our business with minimal investment in our infrastructure and other fixed costs. We require no company-employed sales force to market and sell our products, we incur no direct incremental cost to add a new distributor, and our distributor compensation varies directly with sales. In addition, our distributors bear the majority of our consumer marketing expenses, and supervisors sponsor and coordinate a large share of distributor recruiting and training initiatives. Furthermore, we can readily increase production and distribution of our products as a result of our multiple third party manufacturing relationships and our global footprint of in-house distribution centers.

        Geographic Diversification.    We have a proven ability to establish our network marketing organization in new markets. Since our founding 24 years ago, we have expanded into 59 countries, including 22 countries in the last six years. While sales within our local markets may fluctuate due to economic conditions, competitive pressures, political or social instability or for other reasons, we believe that our geographic diversity mitigates our financial exposure to any particular market. For the fiscal year ended December 31, 2003, 36.6% of our net sales were in the Americas, 38.7% in Europe, and 24.7% in Asia/Pacific Rim.

        Experienced Management Team.    Since the Acquisition, we have significantly strengthened our management team with experienced executives from both inside and outside our industry who have successfully managed and grown international, consumer-oriented businesses. In April 2003, Michael O. Johnson became our Chief Executive Officer after spending 17 years with The Walt Disney Company, where he most recently served as President of Walt Disney International. During his tenure at Disney,

Mr. Johnson successfully led several multi-billion dollar branded and international businesses. Since joining our Company, Mr. Johnson has assembled a team of experienced executives, including Gregory Probert, Chief Operating Officer and formerly Chief Executive Officer of DMX Music and Chief Operating Officer of The Walt Disney Company's Buena Vista Home Entertainment division; Richard Goudis, Chief Financial Officer and formerly Chief Operating Officer of Rexall Sundown; and Brett R. Chapman, General Counsel and formerly Senior Vice President and Deputy General Counsel at The Walt Disney Company. In addition, Henry Burdick, former Chairman and CEO of Pharmanex, now part of Nu Skin Enterprises, is Vice Chairman and in charge of new product development.

Our Business Strategy

        We believe that our network marketing model is the most effective way to sell our products. Our objective is to increase the recruitment, retention and productivity of our distributor base by pursuing distributor, consumer, product and infrastructure strategies. Our strategic initiatives consist of the following:

        Enter New Markets.    A key component of our growth strategy is to continue to enter into and expand new markets, particularly China, which represents a significant market opportunity. China remains a relatively untapped direct selling and nutritional supplement market. As a result of China's admission to the World Trade Organization, China has agreed to establish direct-selling regulations by December 2004. As such, we believe that China could become one of the largest direct-selling markets in the world over the next several years. We plan to aggressively build our China business. We have hired a managing director for China and are in the process of acquiring real estate and registering our products there. In addition, we are evaluating the feasibility of opening new countries in Eastern Europe, Southeast Asia and South America.

        Further Penetrate Existing Markets.    We believe that there are several opportunities to further penetrate our existing markets. For example, in the U.S., we offer approximately 100 products, while in our other key markets, we offer on average only 53 products. The Company has a three-year plan to license and introduce many of its key products in its major international markets. For example, ShapeWorks™ and Niteworks™ are currently not sold in Europe, Japan or Korea. We are currently working with local regulators to have these products licensed in those markets and expect to be in a position to commence sales in certain of those markets as early as the fourth quarter of 2004. We believe that introducing new products such as ShapeWorks™ and Niteworks™ into these key markets can help increase distributor recruitment, retention and productivity. Even in the U.S., our largest market, we believe that there are opportunities to further penetrate the market given that sales are concentrated in approximately 13 metropolitan areas. Management is working with distributor leadership to develop specific marketing plans to further penetrate these and other markets. These plans include developing products that suit individual lifestyles and appeal to ethnic tastes, and building local sales centers.

        Pursue Local Initiatives.    We empower our local managers to pursue initiatives to address the many unique local and regional needs of our diverse geographic markets. To broaden access to management and provide leadership locally, we have deployed senior management to regional offices in the Americas, Asia/Pacific, Europe, Japan and China. Management is encouraged to establish programs and to tailor our products to appeal to local tastes and customs. For example, we introduced a green tea flavored version of our Formula 1 protein shake in Japan in 2003. In addition, our distributors have established nutrition clubs in Mexico that provide access to Herbalife nutrition products through single-serve packaging which suits the daily consumption habits in Mexico. This program is especially well suited for countries or communities where consumers do not buy in bulk but prefer to shop daily. These nutrition clubs have played a significant role in Mexico's growth. We believe that our distributors could enhance their sales by introducing similar programs in countries with similar economic and demographic profiles.

        Introduce New Products and Develop Niche Market Segments.    We are committed to providing our distributors with unique, innovative products to help them increase sales and recruit new distributors. We are focused on incorporating the best science and most current nutrition insight into our products and will clinically test our products as appropriate to better understand their health benefits. We also intend to repackage and reposition current products to better target cultural, ethnic and niche market segments and to broaden the demographic profile of our distributor base. For example, we are expanding our weight-management, cardiovascular and anti-aging product lines, developing products to serve the children's nutrition, sports nutrition and general nutrition markets and targeting a new generation of distributors under 30 years old, "stay-at-home moms" and athletes.

        Further Invest in Our Infrastructure.    In 2003, we embarked upon a strategic initiative to significantly upgrade our technology infrastructure globally. We intend to invest an aggregate of approximately $50 million in connection with this initiative, of which we have invested approximately $16 million through June 30, 2004. We are implementing an Oracle enterprise-wide technology solution, a scalable and stable open architecture platform, to enhance the efficiency and productivity of the Company and our distributors. In addition, we are upgrading our internet-based marketing and distributor services platform, MyHerbalife.com. Through this platform our distributors can access timely reports regarding their down-line sales organizations and obtain information concerning promotional activities, new product releases and local sales and training events. We expect these initiatives to be substantially complete in 2006.

Product Overview

        For 24 years, our products have been designed to help distributors and customers from around the world lose weight, improve their health, and experience life-changing results. We have built our heritage on developing formulas that blend the best of nature with innovative techniques from nutrition science, appealing to the growing base of consumers seeking to live a healthier lifestyle.

        We currently market and sell 126 products encompassing over 3,100 SKUs through our distributors and have approximately 1,600 trademarks globally. We group our products into three categories: weight management, inner nutrition, and Outer Nutrition®. Our products are often sold in programs, which are comprised of a series of related products designed to simplify weight management and nutrition for our consumers and maximize our distributors' cross-selling opportunities. These programs target specific consumer market segments, such as women, men, mature adults, sports enthusiasts, as well as weight-loss and weight-management customers and individuals looking to enhance their overall well-being.

        The following table summarizes our products by product category. The net sales figures are for the year ended December 31, 2003.

Product Category	Description	Representative Products
Weight Management (43.1% of 2003 Net Sales)	Meal replacements, weight-loss accelerators and a variety of healthy snacks	Formula 1 Personalized Protein Powder Total Control® High Protein Bars and Snacks
Inner Nutrition (43.6% of 2003 Net Sales)	Dietary and nutritional supplements containing quality herbs, vitamins, minerals and other natural ingredients	Niteworks™ Garden 7™ Aloe Concentrate Joint Support
Outer Nutrition® (9.1% of 2003 Net Sales)	Skin cleansers, moisturizers, lotions, shampoos and conditioners	Skin Activator® Cream Radiant C™ Body Lotion Herbal Aloe Everyday Shampoo Mystic Mask

  Weight management

        We believe that our products have helped millions of people manage their weight safely and effectively. Our weight-management products include the following:

  •
  Formula 1 Protein Drink Mix, a meal-replacement protein powder available in five different flavors;

  •
  Formula 2 Multivitamin-Mineral & Herbal Tablets, which provide essential vitamins and nutrients and are part of our weight-management programs;

  •
  Personalized Protein Powder, a high-quality soy and whey protein source developed to be added to our meal replacements to boost protein intake and decrease hunger;

  •
  accelerators, including Total Control®, Cell Activator and Snack Defense™, which address specific challenges associated with dieting; and

  •
  healthy snacks, formulated to provide between-meal nutrition and satisfaction.

        Our best-selling Formula 1 meal replacement product has been part of our basic weight management program for 24 years and generates approximately 25% of our net sales year-to-date through June 30, 2004. In March 2004, we introduced ShapeWorks™, a personalized protein-based meal replacement program based on the clinical experience and 15 years of meal replacement research of Dr. David Heber, Director of the UCLA Center for Human Nutrition. The ShapeWorks™ program incorporates several of our leading weight management products, including the products listed above. Our distributors help identify body type, analyze lean body mass, and customize a ShapeWorks™program that can help increase metabolism and control hunger.

  Inner nutrition

        We market numerous dietary and nutritional supplements designed to meet our customers' specific nutritional needs. Each of these supplements contains quality herbs, vitamins, minerals and other natural ingredients and focuses on specific lifestages and lifestyles of our customers, including women, men, children, mature adults, and athletes. For example, in 2003, we introduced Niteworks™, a product developed in conjunction with Nobel Laureate in Medicine, Dr. Louis Ignarro. Niteworks™ supports energy, circulatory and vascular health and enhances blood flow to the heart, brain and other vital organs. Another new product, Garden 7™, provides the phytonutrient benefits of seven servings of fruits and vegetables, has anti-oxidant and health-boosting properties, and comes in convenient daily packs which can make nutrition simple. We have also recently introduced Herbalifeline®, a new product that provides a supplemental daily intake of the Omega-3 fatty acids, eicosapentaenoic acid and docosahexaenoic acid, which we believe can help maintain healthy triglyceride levels that are already within normal range and reduce joint discomfort.

  Outer Nutrition®

        Our Outer Nutrition® products complement our weight-management and inner nutrition products and improve the appearance of the body, skin and hair. These products include skin cleansers, toners, moisturizers and facial masks, shampoos and conditioners, body-wash items and a selection of fragrances for men and women under the brand names Nature's Mirror®, Radiant C™ and Skin Activator®, among others. For example, our Radiant C™ Daily Skin Booster harnesses the antioxidant power of vitamin C in a light gel-cream to help seal in moisture and minimize the appearance of fine lines and wrinkles. In addition, we offer Skin Activator®, an advanced cream based on glucosamine, almond oil, green tea and sugar that is also designed to reduce the appearance of fine lines and wrinkles, help skin regain a smoother, firmer appearance, and protect from dryness.

  Literature, promotional and other products

        We also sell literature and promotional materials, including sales aids, informational audiotapes, videotapes, CDs and DVDs designed to support our distributors' marketing efforts, as well as start-up kits called "International Business Packs" for new distributors. For the year ended December 31, 2003, $48.5 million or 4.2% of our net sales were derived from literature and promotional materials

Product Development

        We are committed to providing our distributors with unique, innovative products to help them increase sales and recruit additional distributors. We accomplish this through reformulating existing product lines and by introducing new products. We have built a world-class product development team including eight Ph.D.'s to formulate, review and evaluate new product ideas. This team is headed by our Vice Chairman Henry Burdick, founder and former Chairman, CEO and President of Pharmavite, makers of the Nature Made brand of supplements, and former Chairman and CEO of Pharmanex, now part of Nu Skin Enterprises. Our product developers receive valuable input from the Company's marketing group, our distributors, employees, and scientific and medical advisors and gather information from numerous outside parties including scientific and medical journals, third party manufacturers, and trade publications. This team identifies targeted new product focus areas as well as ways to enhance our existing products. Once a particular market opportunity has been identified, our marketing and science professionals collaborate to ensure a successful development and launch of the product.

        During the past two years, we have significantly increased our emphasis on the science of weight management and nutrition. This is illustrated by our assembly of a dedicated internal product development team composed of leading scientists as well as our recent establishment of a Scientific Advisory Board and Medical Advisory Board. Our Scientific Advisory Board is comprised of 12 renowned international scientists who are experts in the fields of obesity and human nutrition, and who conduct product research and advise on product concepts. Members of this board include David Heber, M.D., Ph.D., Professor of Medicine and Public Health at the UCLA School of Medicine, Director of the UCLA Center for Human Nutrition and Director of the UCLA Center for Dietary Supplement Research in Botanicals, and Louis Ignarro, Ph.D., Distinguished Professor of Pharmacology at the UCLA School of Medicine and Nobel Laureate in Medicine. We have a consulting arrangement with a firm with which Dr. Ignarro is affiliated and Dr. Heber is a consultant to a public relations firm that we engage. In addition, our Medical Advisory Board is comprised of three leading scientists and medical doctors, who provide training on product usage and give health-news updates through Herbalife literature, the internet, and live training events around the world.

        In 2003, we contributed to the establishment of the UCLA Lab. The UCLA Lab's mission is to advance nutrition science to new levels of understanding by using the most progressive research and development technologies available. For example, the UCLA Lab may enable UCLA researchers for the first time to fingerprint herbs and to couple this with tests of the effects of herbs on living cells. We intend to take full advantage of the expertise at UCLA by committing to support research that will identify the active ingredients in botanicals and their biologic effects.

        We believe our focus on nutrition science and our efforts at combining our own research and development efforts with the scientific expertise of our Scientific Advisory Board, the educational skills of the Medical Advisory Board, and the resources of the UCLA Lab will result in meaningful product introductions and give our distributors and consumers increased confidence in our products.

Network Marketing Program

  General

        Our products are distributed through a global network marketing organization comprised of over one million independent distributors in 59 countries, except in China where our sales are currently regulated to be conducted on a wholesale basis to local retailers. In addition to helping them achieve physical health and wellness through use of our products, we offer our distributors, who are independent contractors, what we believe is one of the most attractive income opportunities in the direct selling industry. Distributors may earn income on their own sales and can also earn royalties and bonuses on sales made by the distributors in their sales organizations. We believe that our products are particularly well-suited to the network marketing distribution channel because sales of weight management and health and wellness products are strengthened by ongoing personal contact between retail consumers and distributors. We believe our continued commitment to developing innovative, science-based products will enhance our ability to attract new distributors as well as increase the productivity and retention of existing distributors. Furthermore, our international sponsorship program, which permits distributors to sponsor distributors in other countries where we are licensed to do business and where we have obtained required product approvals, provides a significant advantage to our distributors as compared with distributors in some other network marketing organizations.

        In connection with the Acquisition, we entered into an agreement with our distributors on July 18, 2002 that no material changes adverse to the distributors will be made to the existing marketing plan and that we will continue to distribute Herbalife products exclusively through our independent distributors. We believe that this agreement has strengthened our relationship with our existing distributors, improved our ability to recruit new distributors and generally increased the long-term stability of our business.

  Structure of the network marketing program

        To become a distributor, a person must be sponsored by an existing distributor, except in China where no sponsorship is allowed, and must purchase an International Business Pack from us, except in South Korea, where there is no charge for a distributor kit. To become a supervisor or qualify for a higher level, distributors must achieve specified volumes of product purchases or earn certain amounts of royalty overrides during specified time periods and must re-qualify for the levels once each year. To attain supervisor status, a distributor generally must purchase products representing at least 4,000 volume points in one month or 2,500 volume points in two consecutive months. China has its own unique qualifying program. Volume points are point values assigned to each of our products that are equal in all countries and are based on the suggested retail price of U.S. products (one volume point equates to one U.S. dollar). supervisors may then attain higher levels, which consist of the World Team, the Global Expansion Team, the Millionaire Team, the President's Team, the Chairman's Club and ultimately the Founder's Circle, earn increasing amounts of royalty overrides based on purchases by distributors within their organizations and, for members of our Global Expansion Team and above, earn production bonuses on sales in their downline sales organizations. Supervisors contribute significantly to our sales and some key supervisors who have attained the highest levels within our distributor network are responsible for their organization's generation of a substantial portion of our sales and for recruiting a substantial number of our distributors.

        The following table sets forth the number of our supervisors at the dates indicated:

	February*
	2000	2001	2002	2003	2004**
The Americas	46,113	55,465	62,737	67,921	75,359
Europe	44,297	42,419	47,230	51,290	70,239
Asia/Pacific Rim	37,561	43,230	40,423	35,637	31,790
Japan	32,025	23,589	22,013	18,287	13,946

Worldwide	159,996	164,703	172,403	173,135	191,334

*
In February of each year, we delete from the rank of supervisor those supervisors who did not satisfy the supervisor qualification requirements during the preceding twelve months. Distributors who meet the supervisor requirements at any time during the year are promoted to supervisor status at that time, including any supervisors who were deleted, but who subsequently requalified. We rely on distributors' certifications as to the amount and source of their product purchases from other distributors. In order to retain distributors, we have modified our requalification criteria to provide that any distributor that earns at least 4,000 volume points in any 12-month period can requalify as a supervisor. Although we apply review procedures with respect to the certifications, they are not directly verifiable by us.

**
In 2004 certain modifications were made to the requalifications resulting in approximately 19,000 additional supervisors.

  Distributor earnings

        Distributor earnings are derived from several sources. First, distributors may earn profits by purchasing our products at wholesale prices, which are discounted 25% to 50% from suggested retail prices, depending on the distributors' level within our distributor network, and selling our products to retail customers or to other distributors. Second, distributors who sponsor other distributors and establish their own sales organizations may earn (i) royalty overrides, 15% of product retail sales in the aggregate, (ii) production bonuses, 7% of product retail sales in the aggregate and (iii) President's Team bonus, 1% of product retail sales in the aggregate. Royalty overrides together with the distributor allowances represent the potential earnings to distributors of up to approximately 73% of retail sales. In China, distributors are limited to earn profits from retailing our products by purchasing our products with discounts and rebates up to 50% of suggested retail price and then reselling them to customers. Distributors may also earn a 5% or 10% sales volume bonus on their own purchases.

        Distributors earn the right to receive royalty overrides upon attaining the level of supervisor and above, and production bonuses upon attaining the level of Global Expansion Team and above. Once a distributor becomes a supervisor, he or she has an incentive to qualify, by earning specified amounts of royalty overrides, as a member of the Global Expansion Team, the Millionaire Team or the President's Team, and thereby receive production bonuses of up to 7%. We believe that the right of distributors to earn royalty overrides and production bonuses contributes significantly to our ability to retain our most productive distributors.

  Distributor motivation and training

        We believe that motivation, inspiration and training are key elements in distributor success and that we and our distributor supervisors have established a consistent schedule of events to support these needs. We and our distributor leadership conduct thousands of training sessions annually on local, regional and global levels to educate and motivate our distributors. Every month, there are hundreds of 1-day Success Training Seminars held throughout the world. Twice a year, in each major territory or region, there is a

3-day World Team School typically attended by 2,000 to 5,000 distributors. In addition, once a year in each region, we host an Extravaganza to which our distributors from around the world can come to learn about new products, expand their skills and celebrate their success. So far this year, through September of 2004, Extravaganzas in Nashville, Barcelona and Bangkok have been attended by 45,000 of our distributors and in November we plan to host the year's final Extravaganzas in Mexico City and Sao Paulo.

        In addition to these training sessions, we have our own "Herbalife Broadcast Network" that we use to provide distributors continual training and the most current product and marketing information. The Herbalife Broadcast Network can be seen on the internet.

        Distributor reward and recognition is a significant factor in motivating our distributors. Each year, we invest approximately $40 million in regional and worldwide promotions to motivate our distributors to achieve and exceed both sales and recruiting goals. Typical of our worldwide promotions are our 25th Anniversary Cruise, which distributors can qualify to attend by achieving 100,000 Volume Points over a 10-month period, and our Atlanta Challenge, under which distributors can earn rewards for exceeding their prior year base-line performance.

Geographic Presence

        We conduct business in 59 countries located in the Americas, Europe, Asia/Pacific Rim (excluding Japan) and Japan. The following chart sets forth the countries we have opened in each of these markets as of September 30, 2004 and the year in which we commenced operations in those countries:

Country	Year Entered	Country	Year Entered	Country	Year Entered
Europe		The Americas		Asia/Pacific Rim and Japan
United Kingdom	1983	USA	1980	Australia	1982
Spain	1989	Canada	1982	New Zealand	1988
France	1990	Mexico	1989	Hong Kong	1992
Israel	1991	Venezuela	1994	Japan	1993
Germany	1991	Dominican Republic	1994	Philippines	1994
Portugal	1992	Argentina	1994	Taiwan	1995
Czech Republic	1992	Brazil	1995	Korea	1996
Italy	1992	Chile	1997	Thailand	1997
Netherlands	1993	Jamaica	1999	Indonesia	1998
Russia	1994	Panama	2000	India	1999
Belgium	1994	Colombia	2001	China	2001
Poland	1994	Bolivia	2004	Singapore	2003
Denmark	1994			Macau	2002
Sweden	1994
Austria	1995
Switzerland	1995
South Africa	1995
Norway	1995
Finland	1995
Greece	1996
Turkey	1998
Botswana	1998
Lesotho	1998
Namibia	1998
Swaziland	1998
Iceland	1999
Slovak Republic	1999
Cyprus	2000
Ireland	2000
Morocco	2001
Croatia	2001
Latvia	2002
Ukraine	2002
Estonia	2003

The following chart sets forth the number of countries we have opened in each of the Americas, Europe, Asia/Pacific Rim (excluding Japan) and Japan as of June 30, 2004 and net sales information by region during the past three fiscal years.

	Year ended December 31,
Geographic region				Percent of total net sales 2003	Number of countries open as of June 30, 2004
	2001	2002	2003
	(in millions)
The Americas	$386.9	$424.3	$424.4	36.6%	12
Europe	283.2	342.7	448.2	38.7	34
Asia/Pacific Rim (excluding Japan)	172.0	185.5	167.5	14.4	12
Japan	178.0	141.2	119.3	10.3	1

Total	$1,020.1	$1,093.7	$1,159.4	100.0%	59

        The fiscal year ended December 31, 2003 marks the first year in which we separately recognize revenues from sales to distributors in Japan and the net sales information reported in the table above for prior periods reflects the net sales attributable to that market during those periods. For more information about our results of operation in these four geographic regions, see Note 11 in the Notes to Consolidated Financial Statements included elsewhere herein.

        Historically a significant portion of our sales have been from a few countries. In 2003, our top six countries accounted for approximately 56.4% of total net sales. Over the most recent five years, the top six countries of each year have gone from representing approximately 72.5% of net sales in 1999 to 56.4% of net sales in 2003.

        After entering a new country, we in many instances experience an initial period of rapid growth in sales as new distributors are recruited, followed by a decline in sales. We believe that a significant factor affecting these markets is the opening of other new markets within the same geographic region or with the same or similar language or cultural bases. Some distributors then tend to focus their attention on the business opportunities provided by these newer markets instead of developing their established sales organizations in existing markets. Additionally, in some instances, we have become aware that certain sales in certain existing markets were attributable to purchasers who distributed our products in countries that had not yet been opened. When these countries were opened, the sales in existing markets shifted to the newly opened markets, resulting in a decline in sales in the existing markets. To the extent we decide to open new markets in the future, we will continue to seek to minimize the impact on distributor focus in existing markets and to ensure that adequate distributor support services and other Herbalife systems are in place to support growth.

Manufacturing and Distribution

        All of our weight management, nutritional and personal care products are manufactured for us by third party manufacturing companies, with the exception of products distributed in and sourced from China where we have our own manufacturing facility. We source our products from multiple manufacturers, with our top three suppliers—Nature's Bounty, Fine Foods and Pharmachem—accounting for approximately 44% of our sales for the fiscal year ended December 31, 2003. In addition, each of our products is available from a secondary vendor if necessary. While our manufacturers meet our quality and production standards, we also have our own state-of-the-art quality control lab in which we routinely test products received from vendors. We have established excellent relationships with our manufacturers and have obtained improvements in supply services, product quality and product delivery. Historically, we have not been subject to material price increases by our suppliers, and we believe that in the event of price increases, we have the ability to respond to a portion of the price increases by raising the prices of our products. We own the proprietary formulations for substantially all of our weight management products and dietary and nutritional supplements.

        In order to coordinate and manage the manufacturing of our products, we utilize a significant demand planning and forecasting process that is directly tied to our production planning and purchasing systems. Using this sophisticated planning software and process allows us to balance our inventory levels to provide exceptional service to distributors while minimizing working capital and inventory obsolescence. We maintain a monthly forecast accuracy of better than 80%, which facilitates the above planning process.

        Our global distribution system features centralized distribution and telephone ordering systems coupled with storefront distributor service centers. Distribution and service centers are conveniently located and attractively designed in order to encourage local distributors to meet and network with each other and learn more about our products, marketing system and upcoming events. In addition, they can showcase the business while improving their selling productivity. Our major distribution warehouses have been automated with "pick-to-light" picking systems which consistently deliver over 99.5% order accuracy and handling systems that provide for inspection of every shipment before it is sent to delivery. Shipping and processing standards for orders placed are either the same day or the following business day. We have central sales ordering facilities for answering and processing telephone orders. Operators at such centers are capable of conversing in multiple languages.

        Our products are distributed to foreign markets either from the facilities of our manufacturers or from our Los Angeles and Venray, Netherlands distribution centers. Products are distributed in the United States market from our Los Angeles distribution center or from our Memphis distribution center. Nutrition products manufactured in countries globally are generally transported by truck, cargo ship or plane to our international markets and are warehoused in either one of our foreign distribution centers or a contracted third party warehouse and distribution center. After arrival of the products in a foreign market, distributors purchase the products from the local distribution center or the associated sales center. Our Outer Nutrition® products are predominantly manufactured in Europe and the United States. The products manufactured in Europe are shipped to a centralized warehouse facility, from which delivery by truck, ship or plane to other international markets occurs.

Product Return and Buy-Back Policies

        In most markets, our products include a customer satisfaction guarantee. Under this guarantee, within 30 days of purchase, any customer who is not satisfied with an Herbalife product for any reason may return it or any unused portion of it to the distributor from whom it was purchased for a full refund from the distributor or credit toward the purchase of another Herbalife product. If they return the products to us on a timely basis, distributors may obtain replacements from us for such returned products. In addition, in most jurisdictions, we maintain a buy-back program, pursuant to which we will repurchase products sold to a distributor provided that the distributor resigns as an Herbalife distributor, returns the product in marketable condition generally within twelve months of original purchase and meets certain documentation and other requirements. We believe this buy-back policy addresses a number of the regulatory compliance issues pertaining to network marketing programs.

        Historically, product returns and buy-backs have not been significant. Product returns, refunds and buy-back expenses approximated 1.9%, 2.4% and 2.5% of retail sales in 2003, 2002 and 2001, respectively.

Management Information, Internet and Telecommunication Systems

        In order to facilitate our continued growth and support distributor activities, we continually upgrade our management information, internet and telecommunication systems. These systems include: (1) a centralized host computer located in Southern California, which is linked to our international markets through a dedicated wide area network that provides on-line, real-time computer connectivity and access; (2) local area networks of personal computers within our markets, serving our regional administrative staffs; (3) an international e-mail system through which our employees communicate; (4) a standardized Northern Telecom Meridian telecommunication system in most of our markets; (5) a fully integrated

Oracle supply chain management system that has been installed in our distribution centers; and (6) internet websites to provide a variety of online services for distributors (status of qualifications, meeting announcements, product information, application forms, educational materials and, in the United States, sales ordering capabilities). These systems are designed to provide financial and operating data for management, timely and accurate product ordering, royalty override payment processing, inventory management and detailed distributor records. We intend to continue to invest in our systems in order to strengthen our operating platform.

        Our Corporate Restructuring.    Unrelated to this offering, we are in the process of restructuring our corporate organization to be more closely aligned with the international nature of our business activities. The restructuring is taking place over a period of several months and is targeted for completion by December 31, 2004, although certain steps may not be fully completed until the first quarter of 2005. The restructuring is expected to accomplish several objectives including: the realignment of our operating assets according to the geographic location of our business activities, and a lowering of the overall blended effective tax rate that arises from our countries of operation while minimizing incidences of double taxation. Our management believes the restructuring should achieve the intended objectives, however, no assurances can be given that these objectives will be achieved.

Regulation

        General.    In both our United States and foreign markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions, including regulations pertaining to: (1) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products; (2) product claims and advertising, including direct claims and advertising by us, as well as claims and advertising by distributors, for which we may be held responsible; (3) our network marketing program; (4) transfer pricing and similar regulations that affect the level of U.S. and foreign taxable income and customs duties; and (5) taxation of distributors (which in some instances may impose an obligation on us to collect the taxes and maintain appropriate records).

        Products.    In the United States, the formulation, manufacturing, packaging, storing, labeling, promotion, advertising, distribution and sale of our products are subject to regulation by various governmental agencies, including (1) the FDA, (2) the Federal Trade Commission ("FTC"), (3) the Consumer Product Safety Commission ("CPSC"), (4) United States Department of Agriculture ("USDA"), (5) the Environmental Protection Agency ("EPA"), (6) the United States Postal Service, (7) United States Customs and Border Protection, and (8) the Drug Enforcement Administration. Our activities also are regulated by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed and sold. The FDA, in particular, regulates the formulation, manufacture and labeling of conventional foods, dietary supplements, cosmetics and over-the-counter ("OTC") drugs, such as those distributed by us. FDA regulations require us and our suppliers to meet relevant current good manufacturing practice ("cGMP") regulations for the preparation, packing and storage of foods and OTC drugs. On March 7, 2003, the FDA released for comment its proposed cGMP's for dietary supplements. If FDA issues the final cGMPs for dietary supplements late 2004, as FDA's Acting Commissioner now expects, we will have up to a year to ensure compliance. We expect to see an increase in certain manufacturing costs as a result of the necessary increase in testing of raw ingredients and finished products and compliance with higher quality standards.

        Most OTC drugs are subject to FDA Monographs that establish labeling and composition for these products. Our products must comply with these Monographs, and our manufacturers must list all products with the FDA and follow cGMP. Our cosmetic products are regulated for safety by the FDA, which requires that ingredients meet industry standards for non-allergenicity and non-toxicity. Performance claims for cosmetics may not be "therapeutic."

        The U.S. 1994 Dietary Supplement Health and Education Act ("DSHEA") revised the provisions of the Federal Food, Drug and Cosmetic Act ("FFDCA") concerning the composition and labeling of dietary supplements and, we believe, is generally favorable to the dietary supplement industry. The legislation created a new statutory class of dietary supplements. This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with some limitations, dietary ingredients that were on the market before October 15, 1994. A dietary supplement that contains a dietary ingredient that was not on the market before October 15, 1994 will require evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Manufacturers or marketers of dietary supplements in the United States and certain other jurisdictions that make product performance claims, including structure or function claims, must have substantiation in their possession that the statements are truthful and not misleading. The majority of the products marketed by us in the United States are classified as conventional foods or dietary supplements under the FFDCA. Internationally, the majority of products marketed by us are classified as foods or food supplements.

        In January 2000, the FDA a issued a regulation that defines the types of statements that can be made concerning the effect of a dietary supplement on the structure or function of the body pursuant to DSHEA. Under DSHEA, dietary supplement labeling may bear structure or function claims, which are claims that the products affect the structure or function of the body, without prior FDA approval, but with notification to the FDA. They may not bear a claim that they can prevent, treat, cure, mitigate or diagnose disease (a disease claim). The regulation describes how the FDA distinguishes disease claims from structure or function claims. The FDA later issued a Structure/Function Claims Small Entity Compliance Guide.

        As a marketer of dietary and nutritional supplements and other products that are ingested by consumers, we are subject to the risk that one or more of the ingredients in our products may become the subject of regulatory action. A number of states restricted the sale of dietary supplements containing botanical sources of ephedrine alkaloids. As a result of these state regulations, we stopped sales of its dietary supplements containing botanical sources of ephedrine alkaloids due to a shift in consumer preference for "ephedra free products" and a significant increase in products liability insurance premiums for products containing botanical sources of ephedrine group alkaloids. On December 31, 2002, we ceased sales of Thermojetics® original green herbal tablets containing ephedrine alkaloids derived from Chinese Ma huang, as well as Thermojetics® green herbal tablets and Thermojetics® gold herbal tablets (the latter two containing the herb Sida cordifolia which is another botanical source of ephedrine alkaloids). On February 6, 2004, the FDA published a rule finding that dietary supplements containing ephedrine alkaloids present an unreasonable risk of illness or injury under conditions of use recommended or suggested in the labeling of the product, or, if no conditions of use are suggested in the labeling, under ordinary conditions of use, and are therefore adulterated.

        The FDA has on record a small number of reports of adverse reactions allegedly resulting from the ingestion of our Thermojetics® original green tablet. These reports are among thousands of reports of adverse reactions to these products sold by other companies.

        As a further outgrowth of the FDA ephedra safety review, the FDA, in January 2004, announced that it would undertake a review of the safety of the herb Citrus aurantium. We use Citrus aurantium in ShapeWorks™ total control and Thermojetics® green ephedra free dietary supplements sold in the United States and in a number of international markets. Unconfirmed reports of "serious" adverse events, reportedly associated with Citrus aurantium, were disclosed by the FDA to the New York Times during April 2004. Under the Freedom of Information Act, we obtained a copy of those anecdotal serious adverse event reports. No Herbalife dietary supplement containing Citrus aurantium was cited by the FDA. Indeed, many cited products from other companies did not even contain Citrus aurantium. Nonetheless, we decided to reformulate our products and will no longer market dietary supplements in the United States containing

Citrus aurantium. Internationally, due to longer licensing lead times, we will reformulate our foreign products containing Citrus aurantium by 2006.

        The FDA's decision to ban ephedra triggered a significant reaction by the national media, some of whom are calling for the repeal or amendment of DSHEA. These media view supposed "weaknesses" within DSHEA as the underlying reason why ephedra was allowed to remain on the market. We have been advised that DSHEA opponents in Congress may use this anti-DSHEA momentum to advance existing or new legislation to amend or repeal DSHEA. We currently expect to see the following: (1) calls for mandatory reporting of serious adverse event reports for supplements; (2) premarket approval for safety and effectiveness of dietary ingredients; (3) specific premarket review of dietary ingredient stimulants that are and will be used to replace ephedra; (4) reversal of the burden of proof standard which now rests on the FDA; and (5) a redefining of "dietary ingredient" to remove either botanicals or selected classes of ingredients now treated as dietary ingredients.

        On September 16, 2002 the FDA changed its policies for notifying companies of anecdotal adverse event reports for dietary supplements. Since then, to date we have received six anecdotal special nutritional adverse events reports from the FDA. We are in the process of refining our processes for gathering and reporting "serious" dietary supplement adverse event reports in those markets where such reporting is required. Currently, this process is managed by our Medical Affairs department in collaboration with Distributor Relations Call Centers.

        On March 7, 2003, the FDA proposed a new regulation to require current good manufacturing practices affecting the manufacture, packing, and holding of dietary supplements. The proposed regulation would establish standards to ensure that dietary supplements and dietary ingredients are not adulterated with contaminants or impurities, and are labeled to accurately reflect the active ingredients and other ingredients in the products. It also includes proposed requirements for designing and constructing physical plants, establishing quality control procedures, and testing manufactured dietary ingredients and dietary supplements, as well as proposed requirements for maintaining records and for handling consumer complaints related to cGMPs. We are evaluating this proposal with respect to its potential impact upon the various contract manufacturers that we use to manufacturer our products some of whom might not meet the new standards. It is important to note that the' proposed regulation, in an effort to limit disruption, includes a three-year phase-in for small businesses of any final regulation that is issued. This will mean that some of our contract manufacturers will not be fully impacted by the proposed regulation until at least 2007. However, the proposed regulation can be expected to result in additional costs and possibly the need to seek alternate suppliers.

        In December 1999, we introduced a new line of weight management products that are suitable for diets that are high in protein and low in carbohydrates. The line, which consists of eight nutritionally balanced high-protein products that are also low in carbohydrates, is called the HPLC Program. To date the FDA has not authorized the use of a low carbohydrate claim on the label of individual food products, and therefore, we have not made such a claim on the label of any of the eight products that together comprise our HPLC Program. We believe, however, that it is permissible to accurately describe the entire program as one that is suitable for a diet that is high in protein and low in carbohydrates, and we have elected to do so by virtue of the name that we have selected for this weight management program.

        Some of the products marketed by us are considered conventional foods and are currently labeled as such. Within the United States, this category of products is subject to the Nutrition, Labeling and Education Act ("NLEA"), and regulations promulgated under the NLEA. The NLEA regulates health claims, ingredient labeling and nutrient content claims characterizing the level of a nutrient in the product. The ingredients added to conventional foods must either be generally recognized as safe by experts ("GRAS") or be approved as food additives under FDA regulations.

        In foreign markets, prior to commencing operations and prior to making or permitting sales of our products in the market, we may be required to obtain an approval, license or certification from the relevant country's ministry of health or comparable agency. Where a formal approval, license or certification is not required, we nonetheless seek a favorable opinion of counsel regarding our compliance with applicable laws. Prior to entering a new market in which a formal approval, license or certificate is required, we work extensively with local authorities in order to obtain the requisite approvals. The approval process generally requires us to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. The approvals may be conditioned on reformulation of our products, or may be unavailable with respect to some products or some ingredients. Product reformulation or the inability to introduce some products or ingredients into a particular market may have an adverse effect on sales. We must also comply with product labeling and packaging regulations that vary from country to country. Our failure to comply with these regulations can result in a product being removed from sale in a particular market, either temporarily or permanently. The United Kingdom's Medicines and Healthcare Products Regulatory Agency is expected to soon issue a list of botanical ingredients it considers as medicinal by claim or function that could adversely impact some of our present UK formulations, depending on the permitted claims.

        The FTC, which exercises jurisdiction over the advertising of all of our products, has in the past several years instituted enforcement actions against several dietary supplement companies and against manufacturers of weight loss products generally for false and misleading advertising of some of their products. These enforcement actions have often resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials, which we also utilize. Although we have not been the target of FTC enforcement action for the advertising of our products, we cannot be sure that the FTC, or comparable foreign agencies, will not question our advertising or other operations in the future. It is unclear whether the FTC will subject our advertisements to increased surveillance to ensure compliance with the principles set forth in the guide.

        In Europe, a pending EU Health Claim regulation, now being discussed within the European Parliament, could, if enacted, have an adverse effect on existing product "wellness," "well-being" and "good for you" claims presently made on existing product labeling, literature and advertising. We and our industry allies are vigorously working to address this pending debate in ongoing discussion with Parliamentarians and the European Commission.

        In some countries, regulations applicable to the activities of our distributors also may affect our business because in some countries we are, or regulators may assert that we are, responsible for our distributors' conduct. In these countries, regulators may request or require that we take steps to ensure that our distributors comply with local regulations. The types of regulated conduct include: (1) representations concerning our products; (2) income representations made by use and/or distributors; (3) public media advertisements, which in foreign markets may require prior approval by regulators; and (4) sales of products in markets in which the products have not been approved, licensed or certified for sale.

        In some markets, it is possible that improper product claims by distributors could result in our products being reviewed by regulatory authorities and, as a result, being classified or placed into another category as to which stricter regulations are applicable. In addition, we might be required to make labeling changes.

        We are unable to predict the nature of any future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. They could, however, require: (1) the reformulation of some products not capable of being reformulated; (2) imposition of additional record keeping requirements; (3) expanded documentation of the properties of some products; (4) expanded or different labeling; (5) additional scientific substantiation regarding product ingredients, safety or usefulness; and/or (6) additional distributor compliance surveillance and enforcement action by us.

        Any or all of these requirements could have a material adverse effect on our results of operations and financial condition. All of our officers and directors are subject to a permanent injunction issued in October 1986 pursuant to the settlement of an action instituted by the California Attorney General, the State Health Director and the Santa Cruz County District Attorney. We consented to the entry of this injunction without in any way admitting the allegations of the complaint. The injunction prevents us and our officers and directors from making specified claims in future advertising of our products and required us to implement some documentation systems with respect to payments to our distributors. At the same time, the injunction does not prevent us from continuing to make specified claims concerning our products that have been made and are being made, provided that we have a reasonable basis for making the claims.

        We are aware that, in some of our international markets, there has been recent adverse publicity concerning products that contain ingredients that have been genetically modified ("GM"). In some markets, the possibility of health risks or perceived consumer preference thought to be associated with GM ingredients has prompted proposed or actual governmental regulation. For example, the European Union has adopted a EC Regulation 1829/2003 affecting the labeling of products containing ingredients that have been genetically modified, and the documents manufacturers and marketers will need to possess to ensure 'traceability' at all steps in the chain of production and distribution. This new regulation, which took effect in 2004, is being implemented by us and our contract manufacturers, resulting in modifications to our labeling, and in some instances, to some of our foods and food supplements sold in Europe. Differing GM regulations affecting us also have been adopted in Brazil, Japan, Korea, Taiwan and Thailand. We cannot anticipate the extent to which future regulations in our markets will restrict the use of GM ingredients in our products or the impact of any regulations on our business in those markets. In response to any applicable regulations, we would, where practicable, attempt to reformulate our products to satisfy the regulations. We believe, based upon currently available information, that compliance with regulatory requirements in this area should not have a material adverse effect on us or our business. However, because publicity and governmental scrutiny of GM ingredients is a relatively new and evolving area, there can be no assurance in this regard. If a significant number of our products were found to be genetically modified and regulations in our markets significantly restricted the use of GM ingredients in our products, our business could be materially adversely affected.

        In addition, in certain of our markets, there has been recent adverse regulatory and press attention to ingredients that may cause what is commonly referred to as mad cow disease. Certain of our products contain ingredients derived from bovine sources. We are not aware of any infection or contamination of any of our products by BSE. Should any such infection or contamination be detected, it could have a material adverse effect on our business. Additionally, if governments preclude importation of products from the U.S. containing bovine-derived ingredients, it could adversely impact product availability and/or future price. Further, even if no such infection or contamination is detected, adverse publicity concerning the BSE risk, or governmental or regulatory developments aimed at combating the risk of BSE contamination by regulating bovine products and/or by-products, could have a material adverse effect on our business. We anticipate some impact associated with the discovery of BSE in the United States, such as in Mexico, which recently restricted the importation of certain of our products containing bovine-derived ingredients produced in part from U.S. cattle. Affected products being held at the border currently include Cell Activator, Floral Fiber, HPLC Drinks plus Fiber and Herb Tablets. Our manufacturing department is working to replace the U.S. sourced ingredients with comparable materials from other countries of origin not similarly precluded.

        We are also in the process of complying with recent regulations within the European Union, Australia, Brazil, Canada, China, Hong Kong, Japan, Taiwan and Thailand affecting the use and/or labeling of irradiated raw ingredients. To date, we have dealt with irradiation compliance questions involving three products sold in the Netherlands and one product sold in Switzerland.

        Compliance with GMO, BSE and irradiation regulations can be expected to increase the cost of manufacturing certain of our products.

        Network marketing program.    Our network marketing program is subject to a number of federal and state regulations administered by the FTC and various state agencies as well as regulations in foreign markets administered by foreign agencies. Regulations applicable to network marketing organizations generally are directed at ensuring that product sales ultimately are made to consumers and that advancement within our organization is based on sales of the organization's products rather than investments in the organization's or other non-retail sales related criteria. For instance, in some markets, there are limits on the extent to which distributors may earn royalty overrides on sales generated by distributors that were not directly sponsored by the distributor. When required by law, we obtain regulatory approval of our network marketing program or, when this approval is not required, the favorable opinion of local counsel as to regulatory compliance. Nevertheless, we remain subject to the risk that, in one or more markets, our marketing system could be found not to be in compliance with applicable regulations. Failure by us to comply with these regulations could have a material adverse effect on our business in a particular market or in general.

        We also are subject to the risk of private party challenges to the legality of our network marketing program. For example, in Webster v. Omnitrition International, Inc., 79 F.3d 776 (9th Cir. 1996), the multi-level marketing program of Omnitrition International, Inc. ("Omnitrition") was successfully challenged in a class action by Omnitrition distributors who alleged that Omnitrition was operating an illegal "pyramid scheme" in violation of federal and state laws. We believe that our network marketing program satisfies the standards set forth in the Omnitrition case and other applicable statutes and case law defining a legal marketing system, in part based upon significant differences between our marketing system and that described in the Omnitrition case.

        Herbalife International is a defendant in a purported class action lawsuit pending in the U.S. District Court of California (Jacobs v. Herbalife International, Inc., et al) originally filed on February 19, 2002 challenging marketing practices of several distributors and Herbalife International under various state and federal laws. Without in any way admitting liability or wrongdoing, we have reached a binding settlement with the plaintiffs, subject to final court approval. Under the terms of the settlement, we will (i) pay $3 million into a fund to be distributed to former supervisor-level distributors who had purchased Newest Way to Wealth materials from the other defendants in this matter, (ii) up to a maximum aggregate amount of $1 million, refund to former supervisor-level distributors the amounts they had paid to purchase such Newest Way to Wealth materials from the other defendants in this matter, and (iii) up to a maximum aggregate amount of $2 million, offer rebates on certain new purchases of our products to those current supervisor-level distributors who had purchased Newest Way to Wealth materials from the other defendants in this matter.

        Herbalife International and certain of its distributors have been named as defendants in a purported class action lawsuit filed July 16, 2003 in the Circuit Court of Ohio County in the State of West Virginia (Mey v. Herbalife International, Inc., et al). The complaint alleges that certain telemarketing practices of certain Herbalife International distributors violate the Telephone Consumer Protection Act and seeks to hold Herbalife International liable for the practices of its distributors. We believe that we have meritorious defenses to the suit.

        It is an ongoing part of our business to monitor and respond to regulatory and legal developments, including those that may affect our network marketing program. However, the regulatory requirements concerning network marketing programs do not include bright line rules and are inherently fact-based. An adverse judicial determination with respect to our network marketing program could have a material adverse effect on our business. An adverse determination could: (1) require us to make modifications to our network marketing program, (2) result in negative publicity or (3) have a negative impact on distributor morale. In addition, adverse rulings by courts in any proceedings challenging the legality of multi-level marketing systems, even in those not involving us directly, could have a material adverse effect on our operations.

        Transfer pricing and similar regulations.    In many countries, including the United States, we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned by our U.S. or local entities and are taxed accordingly. In addition, our operations are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of our products.

        Although we believe that we are in substantial compliance with all applicable regulations and restrictions, we are subject to the risk that governmental authorities could audit our transfer pricing and related practices and assert that additional taxes are owed. For example, we are currently subject to pending or proposed audits that are at various levels of review, assessment or appeal in a number of jurisdictions involving transfer pricing issues, income taxes, duties, value added taxes, withholding taxes and related interest and penalties in material amounts. In some circumstances, additional taxes, interest and penalties have been assessed, and we will be required to litigate to reverse the assessments. We and our tax advisors believe that there are substantial defenses to the allegations that additional taxes are owing, and we are vigorously against the imposition of additional proposed taxes. The ultimate resolution of these matters may take several years, and the outcome is uncertain.

        In the event that the audits or assessments are concluded adversely to us, we may or may not be able to offset or mitigate the consolidated effect of foreign income tax assessments through the use of U.S. foreign tax credits. Currently, we anticipate utilizing the majority of our foreign tax credits in the year in which they arise with the unused amount carried forward. Because the laws and regulations governing U.S. foreign tax credits are complex and subject to periodic legislative amendment, we cannot be sure that we would in fact be able to take advantage of any foreign tax credits in the future. As a result, adverse outcomes in these matters could have a material impact on our financial condition and operating results.

        Other regulations.    We also are subject to a variety of other regulations in various foreign markets, including regulations pertaining to social security assessments, employment and severance pay requirements, import/export regulations and antitrust issues. As an example, in many markets, we are substantially restricted in the amount and types of rules and termination criteria that we can impose on distributors without having to pay social security assessments on behalf of the distributors and without incurring severance obligations to terminated distributors. In some countries, we may be subject to these obligations in any event.

        Our failure to comply with these regulations could have a material adverse effect on our business in a particular market or in general. Assertions that we failed to comply with regulations or the effect of adverse regulations in one market could adversely affect us in other markets as well by causing increased regulatory scrutiny in those other markets or as a result of the negative publicity generated in those other markets.

        Compliance procedures.    As indicated above, Herbalife, our products and our network marketing program are subject, both directly and indirectly through distributors' conduct, to numerous federal, state and local regulations, both in the United States and foreign markets. Beginning in 1985, we began to institute formal regulatory compliance measures by developing a system to identify specific complaints against distributors and to remedy any violations by distributors through appropriate sanctions, including warnings, suspensions and, when necessary, terminations. In our manuals, seminars and other training programs and materials, we emphasize that distributors are prohibited from making therapeutic claims for our products.

        Our general policy regarding acceptance of distributor applications from individuals who do not reside in one of our markets is to refuse to accept the individual's distributor application. From time to time, exceptions to the policy are made on a country-by-country basis.

        In order to comply with regulations that apply to both us and our distributors, we conduct considerable research into the applicable regulatory framework prior to entering any new market to identify all necessary licenses and approvals and applicable limitations on our operations in that market. Typically, we conduct this research with the assistance of local legal counsel and other representatives. We devote substantial resources to obtaining the necessary licenses and approvals and bringing our operations into compliance with the applicable limitations. We also research laws applicable to distributor operations and revise or alter our distributor manuals and other training materials and programs to provide distributors with guidelines for operating a business, marketing and distributing our products and similar matters, as required by applicable regulations in each market. We, however, are unable to monitor our supervisors and distributors effectively to ensure that they refrain from distributing our products in countries where we have not commenced operations, and we do not devote significant resources to this type of monitoring.

        In addition, regulations in existing and new markets often are ambiguous and subject to considerable interpretive and enforcement discretion by the responsible regulators. Moreover, even when we believe that we and our distributors are initially in compliance with all applicable regulations, new regulations regularly are being added and the interpretation of existing regulations is subject to change. Further, the content and impact of regulations to which we are subject may be influenced by public attention directed at us, our products or our network marketing program, so that extensive adverse publicity about us, our products or our network marketing program may result in increased regulatory scrutiny.

        It is an ongoing part of our business to anticipate and respond to new and changing regulations and to make corresponding changes in our operations to the extent practicable. Although we devote considerable resources to maintaining our compliance with regulatory constraints in each of our markets, we cannot be sure that (1) we would be found to be in full compliance with applicable regulations in all of our markets at any given time or (2) the regulatory authorities in one or more markets will not assert, either retroactively or prospectively or both, that our operations are not in full compliance. These assertions or the effect of adverse regulations in one market could negatively affect us in other markets as well by causing increased regulatory scrutiny in those other markets or as a result of the negative publicity generated in those other markets. These assertions could have a material adverse effect on us in a particular market or in general. Furthermore, depending upon the severity of regulatory changes in a particular market and the changes in our operations that would be necessitated to maintain compliance, these changes could result in our experiencing a material reduction in sales in the market or determining to exit the market altogether. In this event, we would attempt to devote the resources previously devoted to the market to a new market or markets or other existing markets. However, we cannot be sure that this transition would not have an adverse effect on our business and results of operations either in the short or long-term.

Trademarks

        We use the umbrella trademarks Herbalife, Thermojetics, Dermajetics, and have several other trademarks and trade names registered in connection with our products and operations. Our trademark registrations are issued through the United States Patent and Trademark Office and in comparable agencies in the foreign countries. We consider our trademarks and trade names to be an important factor in our business. We also take care in protecting the intellectual property rights of our proprietary formulas.

Competition

        The business of marketing weight management and nutrition products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products or weight management plans, including various prescription drugs that may rapidly capture a significant share of the market. As a result, our ability to remain competitive depends in part upon the successful introduction of new products. In addition, we anticipate that we will be subject to increasing competition in the future from sellers that utilize electronic commerce. We cannot be sure of the impact of electronic commerce or that it will not adversely affect our business.

        We are subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market weight management products, nutritional supplements, and personal care products, as well as other types of products. Some of our competitors are substantially larger than we are, and have available considerably greater financial resources than we have. Our ability to remain competitive depends, in significant part, on our success in recruiting and retaining distributors through an attractive compensation plan and other incentives. We believe that our production bonus program, international sponsorship program and other compensation and incentive programs provide our distributors with significant earning potential. However, we cannot be sure that our programs for recruitment and retention of distributors will be successful.

Employees

        As of June 30, 2004, we had 2,276 full-time employees. These numbers do not include our distributors, who are independent contractors rather than our employees. Except for some employees in Mexico and in some European countries, none of our employees are members of any labor union, and we have never experienced any business interruption as a result of any labor disputes.

Properties

        We lease all of our physical properties located in the United States. Our executive offices, located in Century City, California, include approximately 115,000 square feet of general office space under lease arrangements expiring in February 2006. We lease an aggregate of approximately 144,000 square feet of office space, computer facilities and conference rooms at the Operations Center in Inglewood, California, under a lease that expires in October 2006, and approximately 150,000 square feet of warehouse space in two separate facilities located in Los Angeles and Memphis. The Los Angeles and Memphis lease agreements have terms through June 2006 and August 2006, respectively. In Venray, Netherlands, we lease our European centralized warehouse of approximately 175,000 square feet. The lease expires in June 2007. We also lease warehouse, manufacturing plant and office space in a majority of our other geographic areas of operation. We believe that our existing facilities are adequate to meet our current requirements and that comparable space is readily available at each of these locations.

Legal Proceedings

        We are from time to time engaged in routine litigation. We regularly review all pending litigation matters in which we are involved and establish reserves deemed appropriate by management for these litigation matters when a probable loss estimate can be made.

        Herbalife International is a defendant in a purported class action lawsuit pending in the U.S. District Court of California (Jacobs v. Herbalife International, Inc., et al) originally filed on February 19, 2002 challenging marketing practices of several distributors and Herbalife International under various state and federal laws. Without in any way admitting liability or wrongdoing, we have reached a binding settlement with the plaintiffs, subject to final court approval. Under the terms of the settlement, we will (i) pay $3 million into a fund to be distributed to former supervisor-level distributors who had purchased Newest Way to Wealth materials from the other defendants in this matter, (ii) up to a maximum aggregate amount of $1 million, refund to former supervisor-level distributors the amounts they had paid to purchase such Newest Way to Wealth materials from the other defendants in this matter, and (iii) up to a maximum aggregate amount of $2 million, offer rebates on certain new purchases of our products to those current supervisor-level distributors who had purchased Newest Way to Wealth materials from the other defendants in this matter.

        Herbalife International and certain of its distributors have been named as defendants in a purported class action lawsuit filed July 16, 2003 in the Circuit Court of Ohio County in the State of West Virginia (Mey v. Herbalife International, Inc., et al). The complaint alleges that certain telemarketing practices of certain Herbalife International distributors violate the Telephone Consumer Protection Act and seeks to hold Herbalife International liable for the practices of its distributors. We believe that we have meritorious defenses to the suit.

        As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, we have been and are currently subjected to various product liability claims. The effects of these claims to date have not been material to us, and the reasonably possible range of exposure on currently existing claims is not material to us. We believe that we have meritorious defenses to the allegations contained in the lawsuits. We currently maintain product liability insurance with an annual deductible of $10 million.

        Certain of our subsidiaries have been subject to tax audits by governmental authorities in their respective countries. In certain of these tax audits, governmental authorities are proposing that significant amounts of additional taxes and related interest and penalties are due. We and our tax advisors believe that there are substantial defenses to their allegations that additional taxes are owing, and we are vigorously contesting the additional proposed taxes and related charges.

        These matters may take several years to resolve, and we cannot be sure of their ultimate resolution. However, it is the opinion of management that adverse outcomes, if any, will not likely result in a material effect on our financial condition and operating results.

MANAGEMENT

        Biographical information follows for each person who serves as a director and/or an executive officer of Herbalife and Herbalife International. The table sets forth certain information regarding these individuals (ages are as of September 30, 2004).

Name*	Age	Position with Herbalife	Director/Officer Since*
Peter M. Castleman(4)(5)	48	Chairman of the Board	2002
Michael O. Johnson(3)(6)	50	Chief Executive Officer, Director	2003
Gregory Probert(6)	48	Chief Operating Officer	2003
Henry Burdick(4)(6)	62	Vice Chairman, Director	2002
Richard Goudis(6)	43	Chief Financial Officer	2004
Brett R. Chapman(6)	49	General Counsel	2003
Kenneth J. Diekroeger(1)(2)	42	Director	2002
James H. Fordyce(1)(2)(5)	45	Director	2002
Markus Lehmann	43	Director	2003
Charles L. Orr(2)	61	Director	2002
Jesse T. Rogers(1)(5)	47	Director	2002
Leslie Stanford(4)	47	Director	2002

(1)
Member of the compensation committee of Herbalife and Herbalife International.

(2)
Member of the audit committee of Herbalife and Herbalife International.

(3)
Non-voting member of the executive committee of Herbalife and Herbalife International.

(4)
Member of the product committee of Herbalife and Herbalife International.

(5)
Member of the executive committee of Herbalife and Herbalife International.

(6)
Officer of Herbalife.

*
Directors are currently elected each year to terms of one year, until the following year's meeting of shareholders. Prior to the listing of our common shares on the New York Stock Exchange, we intend to divide our board into three classes of the same or nearly the same number of directors, each serving staggered three-year terms. See "Description of Share Capital." In addition, we expect that shortly prior to the listing of our common shares on the New York Stock Exchange the board will elect three new directors, (a) each of whom will be "independent," as defined under and required by the federal securities laws and the rules of the New York Stock Exchange, (b) each of whom will be members of our audit committee, and (c) one of whom will be an "audit committee financial expert," as this term has been defined by the SEC in Item 401(h)(2) of Regulation S-K.

        Peter M. Castleman is the Chairman of our Board. Mr. Castleman is Managing Partner of Whitney, a position that he has held for more than a decade. Prior to joining Whitney over fifteen years ago, Mr. Castleman was with Morgan Stanley & Co. and prior to that with J.P. Morgan & Co., Inc. Mr. Castleman received his MBA from Harvard Business School and his undergraduate degree from Duke University. Mr. Castleman is currently a director of several private companies. He was previously a director of numerous other companies, including The North Face, Inc., Advance Paradigm, Eon Labs Inc., and Pharmanex, Inc.

        Michael O. Johnson is Chief Executive Officer. Mr. Johnson joined Herbalife in April 2003 after 17 years with The Walt Disney Company, where he most recently served as President of Walt Disney International, and also served as President of Asia Pacific for The Walt Disney Company and President of Buena Vista Home Entertainment. Mr. Johnson has also previously served as a publisher of Audio Times magazine, and has directed the regional sales efforts of Warner Amex Satellite Entertainment Company for three of its television channels, including MTV, Nickelodeon and The Movie Channel. Mr. Johnson received his Bachelor of Arts in Political Science from Western State University.

        Gregory Probert is Chief Operating Officer of Herbalife. Mr. Probert joined Herbalife in August 2003 after serving as President and CEO of DMX MUSIC for over 2 years. Mr. Probert joined DMX MUSIC after serving as Chief Operating Officer of planetLingo, where he led the team that designed and built the company's first product, an online conversational system for the $20 billion ESL market in Japan. Immediately prior to planetLingo, Mr. Probert spent 12 years with The Walt Disney Company, where he most recently served as Executive Vice President and Chief Operating Officer for the $3.5 billion Buena Vista Home Entertainment worldwide business. Mr. Probert's positions with The Walt Disney Company also included service as Executive Vice President and Managing Director of the International Home Video Division, Senior Vice President and Managing Director of Buena Vista Home Entertainment, Asia Pacific Region, based in Hong Kong, and Chief Financial Officer of Buena Vista International, Disney's theatrical distribution arm, among others. Mr. Probert received his Bachelor of Science from the University of Southern California and his MBA from California State University, Los Angeles.

        Henry Burdick is Vice Chairman and in charge of new product development. Mr. Burdick was the co-founder and at various times served as the Chairman, President and CEO of Pharmavite Corporation, the makers of the Nature Made brand of nutritional supplements. In May 1996, following his retirement from Pharmavite, Mr. Burdick invested in a research and development company called Generation Health. He renamed the operating company Pharmanex, and was Chairman and CEO until it was sold in 1998 to Nu Skin Enterprises, Inc., a NYSE listed company. Mr. Burdick was born in Santiago, Cuba and received a B.A. from California State University, Northridge.

        Richard Goudis joined Herbalife in June 2004 as Chief Financial Officer. From 1998 to 2001, Mr. Goudis was the Chief Operating Officer of Rexall Sundown, a Nasdaq 100 company that was sold to Royal Numico in 2000. After the sale to Royal Numico, Mr. Goudis had operations responsibility for all of Royal Numico's U.S. investments, including General Nutrition Centers, or GNC, Unicity International and Rexall Sundown. From 2002 to May 2004, Mr. Goudis was a partner at Flamingo Capital Partners, a firm he founded with several retired executives from Rexall Sundown. Prior to working at Rexall Sundown, Mr. Goudis worked at Sunbeam Corporation and Pratt & Whitney.

        Brett R. Chapman joined Herbalife in October 2003 as General Counsel. Prior to joining Herbalife, Mr. Chapman spent thirteen years at The Walt Disney Company, most recently as Senior Vice President and Deputy General Counsel, with responsibility for all legal matters relating to Disney's Media Networks Group, including the ABC Television Network, the company's cable properties including The Disney Channel and ESPN, and Disney's radio and internet businesses. Prior to working at The Walt Disney Company, Mr. Chapman was an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Chapman received his Bachelor of Science and Master of Science in Business Administration from California State University, Northridge and his Juris Doctorate from Southwestern University School of Law.

        Kenneth J. Diekroeger is a Managing Director of Golden Gate Capital. From 1996 to 2000, Mr. Diekroeger was a managing director, and partner with American Industrial Partners. Earlier in his career, Mr. Diekroeger was a consultant at Bain & Company. Mr. Diekroeger received his MBA from Stanford University and his Bachelor of Science in Industrial Engineering from Stanford University. He is currently a director of several private companies.

        James H. Fordyce is a partner with certain Whitney-affiliated entities and has been with Whitney since July 1996. Prior to joining Whitney, Mr. Fordyce was with Heller Financial and prior to that with Chemical Bank. Mr. Fordyce received his MBA from Fordham University and his undergraduate degree from Lake Forest College. Mr. Fordyce currently is a director of several private companies.

        Markus Lehmann has been an independent Herbalife distributor for 13 years. A member of the International Chairman's Club, Mr. Lehmann is active with distributors of Herbalife's products throughout the world. Mr. Lehmann has been active in training other Herbalife distributors around the world, and has served on various strategy and planning groups for Herbalife. He is involved in various charities including the Herbalife Family Foundation.

        Charles L. Orr is self-employed as an independent director and advisor to companies operating in the e-commerce, financial services and direct selling industries. From 1993 through 2000, Mr. Orr was President and CEO of Shaklee Corporation which included the brand names of Harry and David, Jackson and Perkins and Shaklee. His prior business affiliations include CIGNA, Continental Insurance, Federated Investors, RCA Computer Systems, Southwestern Life and Xerox. Mr. Orr received his MBA from the University of Connecticut and Bachelor of Arts from Wesleyan University. He is an advisor to several private companies, a former director of Provident Mutual Life Insurance Company and currently serves as a board member of the Direct Selling Education Foundation.

        Jesse T. Rogers is a Managing Director of Golden Gate Capital. Prior to joining Golden Gate Capital, Mr. Rogers was a partner at Bain & Company for over ten years, where he served as the West Coast head of the consumer products practice and founded Bain & Company's worldwide Private Equity Group. Mr. Rogers received his MBA from Harvard Business School and his Bachelor of Arts from Stanford University. He is currently a director of several private companies and previously served as a director of Beringer Wine Estates and Bain & Company.

        Leslie Stanford has been an independent Herbalife distributor for 23 years. A member of the International Chairman's Club, Ms. Stanford is active with distributors of Herbalife's products throughout the world. Ms. Stanford has been active in training other Herbalife distributors around the world, and has served on various strategy and planning groups for Herbalife. She graduated from the University of Alberta, and is involved in various charities including the Herbalife Family Foundation.

Director Compensation

        Each independent director currently receives $25,000 per year for services as a director, plus (1) $5,000 for each Board meeting attended by the director, (2) $2,500 for each committee of the Board on which the director serves, (3) $3,000 per diem for other meetings and (4) reimbursement of all travel and related expenses. Additionally, each independent director was granted options to purchase 50,000 common shares of Herbalife at a strike price of $0.44 and options to purchase 50,000 common shares of Herbalife at a strike price of $1.76. These options will vest pro rata with 5% vesting on the date of grant and the balance vesting in equal quarterly installments over 19 calendar quarters. In addition the Board granted Henry Burdick options to purchase 300,000 common shares of Herbalife at a strike price of $0.44 and options to purchase 300,000 common shares of Herbalife at a strike price of $1.76. Both of these grants to Henry Burdick are fully vested.

        Directors who are employees of Herbalife or any of its affiliates or have been designated as directors by the affiliates of Herbalife or its distributors are not independent directors for purposes of director compensation and, in lieu of the compensation described above, receive an annual stipend in the amount of $1,000 for their service as directors.

Executive Compensation

        Summary Compensation Table.    The following table sets forth the annual and long-term compensation of our Chief Executive Officer and each of the four other most highly compensated executive officers

(collectively, the "Named Executive Officers") for the fiscal years ended December 31, 2001, 2002 and 2003.

					Long-Term Compensation Awards
		Annual Compensation							Securities Underlying Options/ SARs(#)
Name and Principal Position					Other Annual Compensation ($)(2)		Restricted Stock Award(s)($)			LTIP Payouts($)		All Other Compensation ($)(3)
	Year	Salary($)		Bonus($)(1)
Michael O. Johnson Chief Executive Officer (Joined the Company April 3, 2003)	2003	$604,807	(12)	$1,350,000		$—		$—	5,911,845		$—	$25,790	(5)
Brian L. Kane(4) Prior CEO and Current President, Europe	2003 2002 2001	$726,202 725,384 700,000		$425,000 982,500 792,000	$	— — 60,000	$	— — —	1,811,375 — —		— — —	$65,389 2,386,977 392,420	(6)
Carol Hannah(4) Prior CEO and President Distributor Communications and Support	2003 2002 2001	$712,500 777,885 752,000		$425,000 1,054,688 792,000	$	— — 60,000	$	— — —	1,811,375 — —		— — —	$35,344 3,435,425 476,305	(7)
Gregory Probert Chief Operating Officer (Joined the Company July 31, 2003)	2003	$207,885	(12)	450,000		—		—	850,000		—	$6,231
David Kratochvil Chief Logistics Officer	2003 2002 2001	$400,000 425,961 400,000		$100,000 125,000 95,385	$	— — 30,000	$	— — —	— 300,000 —	$	— — —	$31,135 86,428 108,533	(9) (10)
John Purdy Senior Vice President Asia/Pacific Rim	2003 2002 2001	$387,308 380,000 350,000		$95,000 125,000 74,712	$	— — 30,000	$	— — —	— 300,000 —	$	— — —	$35,151 178,597 305,032	(10)
Robert Levy Senior Vice President The Americas	2003 2002 2001	$380,000 380,000 360,868		$95,000 150,000 83,462	$	— — 30,000	$	— — —	— 300,000 —	$	— — —	$49,766 49,502 37,966	(11)

(1)
The 2001 amounts reflect bonuses earned under the 1994 Performance-Based Annual Incentive Compensation Plan. The 2002 bonus amounts of Mr. Kane and Ms. Hannah were earned under the 1994 Performance-Based Annual Incentive Compensation Plan for the first six months and a discretionary bonus was awarded for the last six months of 2002 and the year ended December 31, 2003.

(2)
Amounts shown represent payments for non-accountable expense reimbursement allowances and the aggregate of other payments or benefits that do not individually exceed 25% of the total perquisite or personal benefits for Messrs. Kane, Kratochvil, Purdy, Levy, and Ms. Hannah.

(3)
For 2003, these amounts represent payments under the Executive Long-Term Disability Plan, Executive Life Insurance Plan, the Herbalife International Employees 401(k) Profit Sharing Plan and Trust, the Executive Medical Plan, the Deferred Compensation Plan, private use and transfer of a company-owned car, and employee awards.

(4)
Until April 3, 2003, Mr. Kane and Ms. Hannah served as Co-Presidents.

(5)
Mr. Johnson's amount includes $1,575 from the Executive Long-Term Disability Plan, $929 from the Executive Life Insurance Plan, $11,517 from the Executive Medical Plan, and $11,769 from the Deferred Compensation Plan.

(6)
Mr. Kane's amount includes $2,100 from the Executive Long-Term Disability Plan, $1,238 from the Executive Life Insurance Plan, $6,000 from the 401(k) Tax-Sheltered Savings Plan, $15,356 from the Executive Medical Plan, $20,553 from the Deferred Compensation Plan, and $20,142 for private use of company owned car including the fair value of the car when transferred to Mr. Kane.

(7)
Ms. Hannah's amount includes $2,100 from the Executive Long-Term Disability Plan, $1,238 from the Executive Life Insurance Plan, $6,000 from the 401(k) Tax-Sheltered Savings Plan, $5,452 from the Executive Medical Plan, and $20,554 from the Deferred Compensation Plan.

(8)
Mr. Probert's amount includes $700 from the Executive Long-Term Disability Plan, $413 from the Executive Life Insurance Plan, $5,119 from the Executive Medical Plan.

(9)
Mr. Kratochvil's amount includes $1,680 from the Executive Long-Term Disability Plan, $1,238 from the Executive Life Insurance Plan, $6,000 from the 401(k) Tax-Sheltered Savings Plan, $10,678 from the Executive Medical Plan, and $11,539 from the Deferred Compensation Plan.

(10)
Mr. Purdy's amount includes $1,596 from the Executive Long-Term Disability Plan, $1,238 from the Executive Life Insurance Plan, $6,000 from the 401(k) Tax-Sheltered Savings Plan, $15,356 from the Executive Medical Plan, and $10,962 from the Deferred Compensation Plan.

(11)
Mr. Levy's amount includes $1,596 from the Long-Term Disability Plan, $1,238 from the Executive Life Insurance Plan, $6,000 from the 401(k) Tax-Sheltered Savings Plan, $15,356 from the Executive Medical Plan, $10,962 from the Deferred Compensation Plan, and $14,615 from vacation pay-out.

(12)
Amounts are pro-rated to reflect partial year served in such office.

Option Grants in Last Fiscal Year.

        The following table contains information concerning options to purchase common shares of Herbalife granted in 2003 to each of the Named Executive Officers. In the judgment of the Board, the per share exercise price of all options described below are higher than the fair market value of Herbalife's common shares on the grant date.

Individual Grants
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year		Exercise Price Per Share($)	Expiration Date	Grant Date Present Value ($)(1)	Grant Date
Michael O. Johnson	1,182,369 1,182,369 1,182,369 1,182,369 1,182,369	7 7 7 7 7	% % % % %	$0.44 1.76 5.28 8.80 12.32	4/3/2013 4/3/2013 4/3/2013 4/3/2013 4/3/2013	$1,123,251 — — — —	4/3/2003 4/3/2003 4/3/2003 4/3/2003 4/3/2003
Brian L. Kane	1,207,583 603,792	7 3	% %	$0.44 1.76	3/10/2013 3/10/2013	$809,081	3/10/2003 3/10/2003
Carol Hannah	1,207,583 603,792	7 3	% %	$0.44 1.76	3/10/2013 3/10/2013	$809,081 —	3/10/2003 3/10/2003
Gregory Probert	250,000 150,000 150,000 150,000 150,000	1 1 1 1 1	% % % % %	$2.50 3.50 5.50 8.50 11.50	7/31/2013 7/31/2013 7/31/2013 7/31/2013 7/31/2013	— — — — —	7/31/2003 7/31/2003 7/31/2003 7/31/2003 7/31/2003
David Kratochvil	—	—		—	—	—
John Purdy	—	—		—	—	—
Robert Levy	—	—		—	—	—

(1)
In accordance with the rules of the Securities and Exchange Commission, we used the Black Scholes option pricing model to estimate the grant date present value of the options set forth in this table. The assumptions used for the valuation include: 0% expected volatility; 3% risk free rate of return; 0% dividend yield and options exercise averaging 5 year term. We did not make any adjustment for non-transferability or risk of forfeiture.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values.

        The following table sets forth information with respect to: (1) common shares of Herbalife acquired upon exercise of stock options and (2) unexercised options to purchase common shares of Herbalife granted as of December 31, 2003.

					Value of Unexercised In-the-Money Options at Fiscal Year-End ($ in millions)(1)
			Securities Underlying Unexercised Options at Fiscal Year-End(#)
Name	Shares Acquired on Exercise(#)	Value Realized($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael O. Johnson			—	5,911,845	$—	$3.5
Brian L. Kane			543,413	1,267,962	$0.9	$2.2
Carol Hannah			543,413	1,267,962	$0.9	$2.2
Gregory Probert			—	850,000	$—	$—
David Kratochvil			75,000	225,000	$0.1	$0.3
John Purdy			75,000	225,000	$0.1	$0.3
Robert Levy			75,000	225,000	$0.1	$0.3

(1)
Represents the difference between the fair market value of common shares on December 31, 2003 of $            based on an independent valuation on September 30, 2003, and the exercise price of the options.

Description of Benefit Plans

        WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan.    Herbalife has established a stock incentive plan that provides for the grant of options to purchase common shares of Herbalife or stock appreciation rights to employees or consultants of Herbalife. The purpose of the plan is to promote the long-term financial interest and growth of the Company by attracting and retaining employees and consultants who can make a substantial contribution to the success of the Company, to motivate and to align interests with those of the equity holders. The stock incentive plan is administered by the compensation committee. Herbalife has reserved 18,717,546 of its common shares (reduced by any common shares that are subject to awards granted under the WH Holdings (Cayman Islands) Ltd. Independent Directors Stock Option Plan) for issuance under the stock incentive plan.

        Each stock option agreement and SAR award agreement will specify the date when all or any installment of an award is to become exercisable but, generally, no award may be exercisable after the expiration of 10 years from the date it was granted. Upon termination of employment for any reason other than "cause," the unvested awards would continue to be exercisable for a period of time, following which the award will terminate.

        WH Holdings (Cayman Islands) Ltd. Independent Directors Stock Option Plan.    Herbalife has established an independent directors stock option plan that provides for the grant of options to purchase common shares of Herbalife to independent directors of Herbalife. Directors who are employees of Herbalife or any of its affiliates or have been designated as directors by the affiliates of Herbalife or its distributors are not independent directors for purposes of director compensation. Herbalife has reserved 1,000,000 of its common shares for issuance under the independent directors stock option plan.

        The purpose of the plan is to promote the long-term financial interest and growth of the Company by attracting and retaining independent directors who can make a substantial contribution to the success of the Company, to motivate and to align interests with those of the equity holders. The option plan is administered by the compensation committee. One million shares have been reserved for grant under this plan.

        Taken together, approximately 15.5% of the Company's share capital at the time of the Acquisition (18.7 million shares) are available for grant under the Stock Incentive Plan and the Independent Directors Stock Option Plan. As of December 31, 2003, the Company had granted options net of cancellations to acquire approximately 16.9 million of its common shares to eligible employees under the Stock Incentive Plan and options to acquire approximately 0.8 million of its common shares to independent directors under the Independent Directors Stock Option Plan. In the aggregate under the two plans, the Company has granted options to acquire approximately 17.7 million of its common shares, which is equal to 17.4% of its current share capital. No additional stock options or stock appreciation rights will be granted under either the Stock Incentive Plan or the Independent Directors Stock Option plan following the consummation of this offering.

        Deferred Compensation Plans.    We maintain three deferred compensation plans for select groups of management or highly compensated employees: (1) the Herbalife Management Deferred Compensation Plan, effective January 1, 1996 (the "Management Plan"), which is applicable to eligible employees at the rank of either vice president or director; (2) the Herbalife Senior Executive Compensation Plan, effective January 1, 1996 (the "Senior Executive Plan"), which is applicable to eligible employees at the rank of Senior Vice President and higher and (3) the Supplemental Senior Executive Deferred Compensation Plan (the "Supplemental Plan") effective July 30, 2002. The Management Plan and the Senior Executive Plan are referred to as the "Deferred Compensation Plans." The Deferred Compensation Plans were amended and restated effective January 1, 2001.

        The Deferred Compensation Plans are unfunded and benefits are paid from our general assets, except that we have contributed amounts to a "rabbi trust" whose assets will be used to pay benefits if we remain solvent, but can be reached by our creditors if we become insolvent. The Deferred Compensation Plans allow eligible employees, who are selected by the administrative committee that manages and administers the plans (the "Deferred compensation committee"), to elect annually to defer up to 50% of their annual base salary and up to 100% of their annual bonus for each calendar year (the "Annual Deferral Amount"). We make matching contributions on behalf of each participant in the Senior Executive Plan, which matching contributions are 100% vested at all times ("Matching Contributions").

        Effective January 1, 2002, the Senior Executive Plan was amended to provide that the amount of the Matching Contributions is to be determined by us in our discretion. For 2002 the Matching Contribution was equal to an amount of up to 7.5% of a participant's annual base salary. Effective January 1, 2003, the Matching Contribution has been reduced to 3% and remains 3% for 2004.

        Each participant in a Deferred Compensation Plan may determine how his or her Annual Deferral Amount and Matching Contributions, if any, will be deemed to be invested by choosing among several investment funds or indices designated by the Deferred compensation committee. The Deferred Compensation Plans, however, do not require us to actually acquire or hold any investment fund or other assets to fund the Deferred Compensation Plans. The entire interest of each participant in a Deferred Compensation Plan is always fully vested and non-forfeitable.

        In connection with a participant's election to defer an Annual Deferral Amount, the participant may also elect to receive a short-term payout, equal to the Annual Deferral Amount and the Matching Contributions, if any, attributable thereto plus earnings, and shall be payable two or more years from the first day of the year in which the Annual Deferral Amount is actually deferred. As of January 2004, the Deferred Compensation Plans were amended to allow for deferral of the short-term payout date if the deferral is made within the time period specified therein. Subject to the short-term payout provision and specified exceptions for unforeseeable financial emergencies, a participant may not withdraw, without incurring a ten percent (10%) withdrawal penalty, all or any portion of his or her account under the Deferred Compensation Plans prior to the date that such participant either (1) is determined by the Deferred compensation committee to have incurred permanent and total disability or (2) dies or otherwise terminates employment.

        The Supplemental Plan is unfunded and all benefits thereunder are paid from our general assets, except that we have contributed amounts to a "rabbi trust" whose assets will be used to pay benefits if we remain solvent, but can be reached by our creditors if we become insolvent. The Supplemental Plan allows employees to participate who are highly compensated and who are eligible to participate in the Herbalife International, Inc. Senior Executive Change in Control Plan (the "Change in Control Plan"). The Deferred compensation committee allows eligible employees to defer up to 100% of their Change in Control Payment. A "Change in Control Payment" is an amount equal to three times an eligible employee's compensation.

        Each participant in the Supplemental Plan will be deemed to have invested in funds that provide a return equal to the short-term applicable federal rate, within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). The Supplemental Plan, however, does not require us to actually acquire or hold any investment fund or other assets to fund the Supplemental Plan. The entire interest of each participant in a Supplemental Plan is always fully vested and non-forfeitable. In connection with a participant's election to defer the Change in Control Payment, the participant may also elect to receive a short-term payout, equal to the deferral amount plus earnings and payable two or more years from the first day of the year in which the deferral amount is actually deferred. Subject to the short-term payout provision and specified exceptions for unforeseeable financial emergencies, a participant may not withdraw, without incurring a ten percent (10%) withdrawal penalty, all or any portion of his or her account under the Supplemental Plan prior to the date that such participant either (1) is determined by the Deferred compensation committee to have incurred permanent and total disability or (2) dies or otherwise terminates employment.

        Executive Retention Plan.    We have an Executive Retention Plan effective March 15. 2001. The purpose of the Executive Retention Plan is to provide financial incentives for a select group of management and highly compensated employees of the Company to continue to provide services to the Company during the period immediately before and immediately after change in control, as defined.

        As a result of certain actions by Herbalife International's Board, the Acquisition was not deemed to be a Change in Control under the Executive Retention Plan. Thus, the consummation of the Acquisition did not result in the payment of any benefit pursuant to the Executive Retention Plan.

        We also established an Executive Retention Trust to provide benefits under the Executive Retention Plan. The Executive Retention Trust is an irrevocable trust established with an institutional trustee. This irrevocable trust's assets will be used to pay the benefits of the Executive Retention Plan and are not intended to be reachable by our creditors. The value of the assets in the irrevocable trust was $2.7 million as of June 30, 2004. The Administrative Committee of the Executive Retention Plan will establish an individual account in the Executive Retention Trust for each participant in the Executive Retention Plan. Until the occurrence of a change in control, the Administrative Committee will control the investment of the assets in the Executive Retention Trust, and will determine the allocation of the assets of the Executive Retention Trust to the individual accounts of participants. Each participant who qualifies for a benefit under the Executive Retention Plan will receive a lump sum benefit equal to the dollar amount in his or her individual account in the Executive Retention Trust. The benefit shall be paid within 90 days after the participant qualifies for the benefit. If a participant's employment with the Company terminates before the participant qualifies for a benefit under the Executive Retention Plan, the participant's account in the Executive Retention Trust will revert to us. A participant's benefit under the Executive Retention Plan will be reduced if the amount would cause payment of federal excise tax.

        401(k) profit sharing plan.    We maintain a tax-qualified profit sharing plan pursuant to Sections 401(a) and 401(k) of the Code (the "401(k) Plan"). The 401(k) Plan allows any eligible employee, including specified common-law employees, to contribute each pay period from 2% to 17% of the employee's earnings (but not in excess of $13,000 per year, as adjusted after 2003) or $16,000 in the case of those participants over 50 years of age for investment in mutual funds held by the 401(k) Plan's trust. We make contributions to the 401(k) Plan in an amount equal to 3% of the earnings of each employee who elects to defer 2% or more of his or her earnings and beginning on January 1, 2003 a matching contribution equal to one dollar for each dollar of deferred earnings not to exceed 3% of the participant's earnings. The 401(k) Plan also imposes restrictions on the aggregate amount that may be contributed by higher-paid employees in relation to the amount contributed by the remaining employees. A participating employee is fully vested at all times in his or her contributions and in the trust fund's earnings attributable to his or her contributions. An employee becomes fully vested in our contributions and the earnings of the trust fund attributable to our contributions (1) upon the employee's death, (2) upon the employee's disability, or (3) upon the employee reaching the 401(k) Plan's normal retirement age, which is the latter of age 65 and the completion of five years of service with us. An employee may not withdraw all or any portion of his or her account prior to the date that the employee either (1) incurs a hardship or (2) terminates employment with us. Effective January 1, 2003, the 401(k) Plan was amended to provide that an employee vests in 20% increments annually until fully vested upon the fifth anniversary of his participation in the 401(k) Plan.

Employment Contracts

        On April 3, 2003, we announced the appointment of Mr. Michael O. Johnson as Chief Executive Officer and director. Our subsidiaries, Herbalife International and Herbalife International of America, Inc. ("Herbalife America") entered into an executive employment agreement (the "Johnson Employment Agreement") with Mr. Johnson effective as of April 3, 2003. For his services, Mr. Johnson is entitled to receive an annual salary of $850,000. Under the terms of the Johnson Employment Agreement, in addition to his salary, Mr. Johnson shall be entitled to participate in or receive benefits under each benefit plan or arrangement made available by the us to our senior executives on terms no less favorable than those generally applicable to senior executives of Herbalife International and Herbalife America.

        Mr. Johnson is also eligible to receive an annual cash bonus in such amounts, and based on such targets, established annually by the Board of Directors in accordance with the Johnson Employment Agreement. Mr. Johnson's annual bonus for the fiscal year ending December 31, 2003 was $1,350,000 and was dependent, in part, on our operating subsidiaries' 2003 EBITDA performance.

        In addition, Mr. Johnson has been granted stock options under the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan to purchase an aggregate of 5,911,845 common shares of Herbalife at exercise prices as follows: 1,182,369 shares at $0.44 per share, 1,182,369 shares at $1.76 per share, 1,182,369 shares at $5.28 per share, 1,182,369 shares at $8.80 per share, and 1,182,369 shares at $12.32 per share. The options vest under a schedule over time through June 30, 2008. The options expire 10 years after the date of grant.

        In the event of any Change of Control (as defined in the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan), 50% of the shares granted pursuant to the options (pro rata according to the number of shares exercisable at the relevant exercise prices specified above for each of the individual tranches) will become immediately vested and exercisable. If, following any Change of Control, all or any portion of the options remain outstanding and Mr. Johnson's employment is terminated (other than by reason of Mr. Johnson's resignation without Good Reason or termination by us for Cause (each as defined in the Johnson Employment Agreement)) at any time following such Change of Control, 100% of the shares granted pursuant to the options will immediately vest and become exercisable. In the event Mr. Johnson's employment is terminated by reason of Mr. Johnson's death or disability or during the 90 day period before any Change of Control, 100% of the shares granted pursuant to the options will immediately vest and become exercisable.

        Under the terms of the Johnson Employment Agreement, the term of Mr. Johnson's employment is for the period commencing on April 3, 2003, until his employment is terminated for a variety of reasons including death, disability, termination by Herbalife International and Herbalife America with our without cause, termination by Mr. Johnson with or without good reason and termination in connection with certain organic transactions.

        Upon termination of Mr. Johnson's employment by Herbalife International and Herbalife America for cause, or by Mr. Johnson without good reason, Mr. Johnson would be entitled to his then current accrued and unpaid base salary through the effective date of termination as well as 100% of any accrued and unpaid bonus for any years preceding the year of termination, and not for the year of termination. Mr. Johnson would also be entitled to any rights that may exist in his favor to payment of any amount under any employee benefit plan or arrangement of Herbalife International or Herbalife America, other than those set forth in the Johnson Employment Agreement, in accordance with the terms and conditions of any such employee benefit plan or arrangement.

        Upon termination of Mr. Johnson's employment by Herbalife International and Herbalife America without cause, or by Mr. Johnson for good reason, in addition to the benefits described in the preceding paragraph, Mr. Johnson would also be entitled to an additional amount equal to two years' base salary and bonus for the year of termination, payable in twenty four equal monthly installments.

        In the event that Mr. Johnson's employment with Herbalife International and Herbalife America is terminated by Herbalife International and Herbalife America without cause, or by Mr. Johnson for good reason, during the period beginning 90 days prior to and ending 90 days following a Sale Event (as defined in the Johnson Employment Agreement), which Sale Event results in the cancellation or termination of Mr. Johnson's stock options, or in the event that Mr. Johnson delivers written notice of his resignation (for any reason) upon the consummation of or within 90 days following such a Sale Event, in addition to the benefits described in the preceding two paragraphs (to the extent payable pursuant to the terms thereof), Mr. Johnson would also be entitled to an additional amount equal to his annual base salary multiplied by the number of tranches of Mr. Johnson's stock option grant described above that are out-of-the-money at the time of such Sale Event, meaning that Mr. Johnson receives no consideration in respect of the cancellation or termination of such tranches in connection with the Sale Event.

        We have also entered into an executive employment agreement (the "Probert Employment Agreement") effective July 31, 2003 with Mr. Gregory Probert through our subsidiary Herbalife America. Pursuant to the Probert Employment Agreement, Mr. Probert served as Executive Vice President until December 31, 2003 and as Chief Operating Officer thereafter. The term of the Probert Employment Agreement expires on August 11, 2006. For his services as Executive Vice President, Mr. Probert was compensated at a pro-rated salary of $525,000 per annum. Starting on January 1, 2004, for his services as Herbalife America's Chief Operating Officer, Mr. Probert is entitled to receive an annual salary of $680,000. Under the terms of the Probert Employment Agreement, in addition to his salary, Mr. Probert is entitled to participate in or receive benefits under each benefit plan or arrangement made available by us to our senior executives on terms no less favorable than those generally applicable to senior executives of Herbalife America.

        In addition, Mr. Probert received an annual cash bonus of $450,000 for the fiscal year ending December 31, 2003 and is eligible to receive an annual cash bonus equal to 100% of the applicable annual bonus thereafter, calculated in accordance with the then-current bonus formula approved by us for our most senior officers.

        Mr. Probert has also been granted stock options under the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan to purchase an aggregate of 1,250,000 common shares of Herbalife at exercise prices as follows: 250,000 shares at $2.50 per share, 150,000 shares at $3.50 per share, 80,000 shares at $4.50 per share, 150,000 shares at $5.50 per share, 80,000 shares at $6.50 per share, 230,000 shares at $8.50 per share, 80,000 shares at $10.50 per share, 150,000 shares at $11.50 per share and 80,000 shares at $12.50 per share. The options vest under a schedule over time through September 1, 2009. The options expire 10 years after the date of grant.

        In the event of any Change of Control (as defined in the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan), 50% of the shares granted pursuant to the options (pro rata according to the number of shares exercisable at the relevant exercise prices specified above for each of the individual tranches) will become immediately vested and exercisable. If, following any Change of Control, all or any portion of the options remain outstanding and Mr. Probert's employment is terminated (other than by reason of Mr. Probert's resignation without Good Reason or termination by us for Cause at any time following such Change of Control, 100% of the shares granted pursuant to the options will immediately vest and become exercisable. In the event Mr. Probert's employment is terminated by reason of Mr. Probert's death or disability or during the 90 day period before any Change of Control, 100% of the shares granted pursuant to the options will immediately vest and become exercisable.

        Upon termination of Mr. Probert's employment by us without cause, or upon his resignation for good reason, if such termination occurs prior to August 11, 2005, Mr. Probert would only be entitled to receive one year's then current salary plus bonus. If such termination occurs between August 11, 2005 and August 11, 2006, Mr. Probert would be entitled to receive one year's then current salary. In the event that Mr. Probert has not obtained subsequent employment by the one year anniversary of his termination, we would commence paying Mr. Probert's salary in accordance with our payroll practices for senior executives, through the remainder of Mr. Probert's employment term, subject to Mr. Probert's duty to mitigate. Such payments would cease if Mr. Probert obtains employment or fails to document his reasonable efforts to seek employment in accordance with the Probert Employment Agreement.

        We have also entered into an executive employment agreement (the "Goudis Employment Agreement") effective June 1, 2004 with Mr. Richard Goudis through our subsidiary Herbalife America. Pursuant to the Goudis Employment Agreement, Mr. Goudis will serve as Chief Financial Officer beginning June 14, 2004 for a term of three years. For his services as Chief Financial Officer, Mr. Goudis will be entitled to a salary of $430,000 for his first full calendar year of employment, $475,000 for his second year, and $500,000 for his third year. Under the terms of the Goudis Employment Agreement, in addition to his salary, Mr. Goudis is entitled to participate in or receive benefits under each benefit plan or arrangement made available by us to our senior executives on terms no less favorable than those generally applicable to senior executives of Herbalife America.

        In addition, Mr. Goudis will be eligible to receive an annual cash bonus equal to 50% of his then-current base salary, calculated in accordance with the then-current bonus formula approved by us for our most senior officers. We also agreed to grant to Mr. Goudis options under the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan to purchase an aggregate of 475,000 common shares of Herbalife at exercise prices as follows: 80,000 shares at $4.01 per share; 10,000 shares at $4.50 per share; 80,000 shares at $6.00 per share; 10,000 shares at $6.50 per share; 80,000 shares at $8.00 per share; 10,000 shares at $8.50 per share; 80,000 shares at $10.00 per share; 10,000 shares at $10.50 per share; 80,000 shares at $12.00 per share and 10,000 shares at $12.50 per share. The options vest at the rate of 5% per calendar quarter. The options expire 10 years after the date of grant. Upon termination of Mr. Goudis' employment by us without cause, or upon his resignation for good reason, Mr. Goudis would be entitled to receive his then current base salary for the remainder of the term under the Goudis Employment Agreement, subject to his duty to mitigate; provided that such payments would cease if Mr. Goudis obtains subsequent employment or fails to document to us on a monthly basis that he is making reasonable efforts to seek employment.

        Mr. Burdick is an at-will employee and for his services as Vice Chairman, Mr. Burdick is entitled to receive an annual salary of $500,000. In addition, Mr. Burdick is eligible to receive a discretionary bonus. For 2003 the bonus was zero.

        Mr. Burdick was granted 50,000 options to purchase Herbalife common shares at an exercise price of $0.44 per share and 50,000 options to purchase Herbalife common shares at an exercise price of $1.76 per share under the WH Holdings (Cayman Islands) Ltd. Independent Directors Stock Option Plan, of which 30,000 were exercisable within 60 days of December 31, 2003. In addition the Board granted Mr. Burdick options to purchase 300,000 common shares of Herbalife at a strike price of $0.44 and options to purchase 300,000 common shares of Herbalife stock at a strike price of $1.76 under the WH Holdings (Cayman Islands) Ltd. Independent Directors Stock Option Plan. These 600,000 options have vested. In 2003, Mr. Burdick accepted an executive management position with us and now serves as our Vice Chairman. As a result, Mr. Burdick may no longer be considered an independent director. Under the WH Holdings (Cayman Islands) Ltd. Independent Directors Stock Option Plan, the termination of Mr. Burdick as an independent director results in the unexercisable portion of the options granted pursuant to the plan terminating on the date of such termination and the remaining exercisable portion of the options granted pursuant to the plan becoming exercisable for thirty days following termination as an independent director. In light of the fact that the termination of Mr. Burdick's status as an independent director occurred at the request of the Board, in 2003, the Compensation Committee of the Board took action to waive those provisions that would have resulted in the termination of the unexercisable portion of Mr. Burdick's options granted under the plan and that would have caused the remaining exercisable portion of those options to become exercisable for only thirty days following the termination of his status as an independent director.

        In connection with the engagement of Mr. Burdick as Vice Chairman, Mr. Burdick was granted an aggregate of 400,000 options to purchase common shares of Herbalife under the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan at exercise prices as follows: 80,000 shares at $0.44 per share, 80,000 shares at $1.76 per share, 80,000 shares at $5.28 per share, 80,000 shares at $8.80 per share, and 80,000 shares at $12.32 per share. The options vest under a schedule over time through June 30, 2008. The options expire 10 years after the date of grant.

        In the event of any Change of Control (as defined in the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan), 50% of the shares granted pursuant to the options (pro rata according to the number of shares exercisable at the relevant exercise prices specified above for each of the individual tranches) issued to Mr. Burdick under that plan will become immediately vested and exercisable. If, following any Change of Control, all or any portion of the options issued to Mr. Burdick under the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan remain outstanding and Mr. Burdick's employment is terminated (other than by reason of Mr. Burdick's resignation without Good Reason or termination by us for Cause) at any time following such Change of Control, 100% of the shares granted pursuant to the options issued to Mr. Burdick under that plan will immediately vest and become exercisable. In the event Mr. Burdick's employment is terminated by reason of Mr. Burdick's death or disability or during the 90 day period before any Change of Control, 100% of the shares granted pursuant to the options issued to Mr. Burdick under the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan will immediately vest and become exercisable.

        On October 6, 2003, we appointed Mr. Brett R. Chapman as General Counsel. We have entered into an executive employment agreement (the "Chapman Employment Agreement") with Mr. Chapman effective as of October 6, 2003 for a term of three years through our subsidiary, Herbalife America. For his services, Mr. Chapman is entitled to receive an annual salary of $435,000. Under the terms of the Chapman Employment Agreement, in addition to his salary, Mr. Chapman shall be entitled to participate in or receive benefits under each benefit plan or arrangement made available by us to our senior executives on terms no less favorable than those generally applicable to senior executives of Herbalife America.

        In addition, Mr. Chapman received an annual cash bonus of $140,000 for the fiscal year ending December 31, 2003 and is eligible to receive an annual cash bonus equal to 50% of his base salary, calculated in accordance with the then-current bonus formula approved by us for our most senior officers. Mr. Chapman's target bonus is set in the Chapman Employment Agreement at an amount equal to 50% of Mr. Chapman's annual salary for the year with respect to which the bonus is to be paid.

        Mr. Chapman has also been granted stock options under the WH Holdings (Cayman Islands) Ltd. Option Plan to purchase an aggregate of 475,000 common shares of Herbalife at exercise prices as follows: 150,000 shares at $2.50 per share, 43,750 shares at $3.50 per share, 30,000 shares at $4.50 per share, 43,750 shares at $5.50 per share, 30,000 shares at $6.50 per share, 73,750 shares at $8.50 per share, 30,000 shares at $10.50 per share, 43,750 shares at $11.50 per share and 30,000 shares at $12.50 per share. The options vest under a schedule over time through October 6, 2008. The options expire 10 years after the date of grant.

        In the event of any Change of Control (as defined in the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan), 50% of the shares granted pursuant to the options (pro rata according to the number of shares exercisable at the relevant exercise prices specified above for each of the individual tranches) issued to Mr. Chapman under that plan will become immediately vested and exercisable. If, following any Change of Control, all or any portion of the options issued to Mr. Chapman under the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan remain outstanding and Mr. Chapman's employment is terminated (other than by reason of Mr. Chapman's resignation without Good Reason or termination by us for Cause (as defined in the Chapman Employment Agreement)) at any time following such Change of Control, 100% of the shares granted pursuant to the options issued to Mr. Chapman under that plan will immediately vest and become exercisable. In the event Mr. Chapman's employment is terminated by reason of Mr. Chapman's death or disability or during the 90 day period before any Change of Control, 100% of the shares granted pursuant to the options issued to Mr. Chapman under the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan will immediately vest and become exercisable.

        Upon termination of Mr. Chapman's employment by us without cause, or upon his resignation for good reason, Mr. Chapman would be entitled to receive one year's then current salary. In the event that Mr. Chapman has not obtained subsequent employment by one year after termination, we would commence paying Mr. Chapman's salary in accordance with our payroll practices for senior executives, through the remainder of Mr. Chapman's employment term, subject to Mr. Chapman's duty to mitigate. Such payments would cease if Mr. Chapman obtains employment or fails to document his reasonable efforts to seek employment in accordance with the Chapman Employment Agreement.

        We have also entered into an executive employment agreement (the "Kane Employment Agreement") with Brian Kane through our subsidiary Herbalife Lux. The Kane Employment Agreement became effective as of April 4, 2004. The term of the Kane Employment Agreement expires on March 10, 2006. Under the Kane Employment Agreement, Mr. Kane is engaged as President, EMEA. For his services, Mr. Kane is entitled to receive an annual salary of £309,943. Under the terms of the Kane Employment Agreement, in addition to his salary, Mr. Kane shall be entitled to participate in or receive benefits under each benefit plan or arrangement made available by Herbalife Lux to its senior executives on terms no less favorable than those generally applicable to senior executives of Herbalife Lux.

        Under the terms of the Kane Employment Agreement, Herbalife Lux may terminate Mr. Kane's employment without Cause (as defined in the Kane Employment Agreement) at any time upon six months prior written notice (or pay and continued benefits in lieu thereof). In the event Herbalife Lux terminates Mr. Kane's employment with or without Cause, Mr. Kane terminates his employment or Mr. Kane dies or becomes Disabled (as defined in the Kane Employment Agreement), Herbalife Lux must pay Mr. Kane all accrued base salary, benefits and other amounts Mr. Kane is entitled to as of the date of termination.

        Mr. Kane has been granted stock options as of March 10, 2003 under the WH Holdings (Cayman Islands) Ltd. Option Plan to purchase 1,207,583 common shares of Holdings at an exercise price of $0.44 per share and 603,792 common shares of Holdings at an exercise price of $1.76 per share. The options granted to Mr. Kane are subject to a vesting schedule whereby 15% of the options vest immediately and thereafter, vest at a rate of 5% each quarter until all of the options become fully vested and exercisable as of June 30, 2007. The options expire 10 years after the date of grant.

        Under the terms of the stock option grants, in the event Mr. Kane's employment with Herbalife is terminated for whatever reason, the unexercisable portion of Mr. Kane's stock options will terminate on the date of such termination and the exercisable portion of Mr. Kane's stock options will be treated as follows. Subject to Herbalife's right to repurchase the shares and subject to the shareholders' agreement, if Mr. Kane's employment is terminated for Cause, the exercisable portion of Mr. Kane's stock options will terminate on the date of such termination. If Mr. Kane's employment is terminated for any reason except for Cause, the exercisable portion of Mr. Kane's stock options will be exercisable for 30 days following the termination. If Mr. Kane's employment is terminated on account of a "disability" as defined in Section 22(e) of the Code or death, Mr. Kane or Mr. Kane's personal representative may exercise the exercisable portion of Mr. Kane's stock options for 90 days following the termination of employment on account of such disability or Mr. Kane's death. In addition, in connection with certain transaction involving a change in control (as defined in the stock option agreement) or the initial public offering of Herbalife's common shares whereby the sponsors sell 100% of their investments in the debt and equity securities of Herbalife, the previously unexercisable portion of Mr. Kane's stock options will immediately become 100% vested and exercisable immediately prior to the closing of any such transaction.

        We have also entered into an executive employment agreement (the "Hannah Employment Agreement") with Carol Hannah through our subsidiaries Herbalife and Herbalife America. The Hannah Employment Agreement became effective as of March 10, 2003. The Hannah Employment Agreement is for a three year term. Ms. Hannah is engaged as President of Distributor Communications and Support. For her services, Ms. Hannah is entitled to receive an annual salary of $712,500. Under the terms of the Hannah Employment Agreement, in addition to her salary, Ms. Hannah shall be entitled to participate in or receive benefits under each benefit plan or arrangement made available by us to our senior executives on terms no less favorable than those generally applicable to senior executives of Herbalife and Herbalife America.

        Under the terms of the Hannah Employment Agreement, if, at any time during the term of the Hannah Employment Agreement, (1) Herbalife terminates Ms. Hannah's employment without Cause (as defined in the Hannah Employment Agreement) Herbalife must pay Ms. Hannah (in addition to all accrued base salary, bonus for the year preceding the year of termination, benefits and other amounts Ms. Hannah is entitled to) an amount equal to one year's salary and bonus (the bonus for the year of termination shall be equal to one year's base salary). In addition, Herbalife shall continue to afford to Ms. Hannah medical, dental, vision, long-term disability and life insurance benefits for one year. If Ms. Hannah (1) dies or (2) becomes disabled at any time during the term of the Hannah Employment Agreement, upon the Death or Disability of Ms. Hannah (as defined in the Hannah Employment Agreement), Herbalife must pay Ms. Hannah or her beneficiaries or estate (in addition to all accrued base salary, bonus for the year preceding the year of termination, benefits and other amounts Ms. Hannah is entitled to as of the date of termination) Ms. Hannah's base salary and bonus for one year (the bonus for the year of termination shall be equal to one year's base salary). In the event Ms. Hannah terminates her employment or Herbalife terminates Ms. Hannah's employment for Cause, Herbalife must pay Ms. Hannah all accrued base salary, bonus for the year preceding the year of termination, benefits and other amounts Ms. Hannah is entitled to as of the date of termination.

        Ms. Hannah has been granted stock options as of March 10, 2003 under the WH Holdings (Cayman Islands) Ltd. Option Plan to purchase 1,207,583 common shares of Holdings at an exercise price of $0.44 per share and 603,792 common shares of Holdings at an exercise price of $1.76 per share. The options granted to Ms. Hannah are subject to a vesting schedule whereby 15% of the options vest immediately and thereafter, vest at a rate of 5% each quarter until all of the options become fully vested and exercisable as of June 30, 2007. The options expire 10 years after the date of grant.

        Under the terms of the stock option grants, in the event Ms. Hannah's employment with Herbalife is terminated for whatever reason, the unexercisable portion of Ms. Hannah's stock options will terminate on the date of such termination and the exercisable portion of Ms. Hannah's stock options will be treated as follows. Subject to Herbalife's right to repurchase the shares and subject to the shareholders' agreement, if Ms. Hannah's employment is terminated for Cause, the exercisable portion of Ms. Hannah's stock options will terminate on the date of such termination. If Ms. Hannah's employment is terminated for any reason except for Cause, the exercisable portion of Ms. Hannah's stock options will be exercisable for 30 days following the termination. If Ms. Hannah's employment is terminated on account of a "disability" as defined in Section 22(e) of the Code or death, Ms. Hannah or Ms. Hannah's personal representative may exercise the exercisable portion of Ms. Hannah's stock options for 90 days following the termination of employment on account of such disability or Ms. Hannah's death. In addition, in connection with certain transaction involving a change in control (as defined in the stock option agreement) or the initial public offering of Herbalife's common shares whereby the sponsors sell 100% of their investments in the debt and equity securities of Herbalife, the previously unexercisable portion of Ms. Hannah's stock options will immediately become 100% vested and exercisable immediately prior to the closing of any such transaction.

        Ms. Hannah recently notified us of her intention to retire from the Company. As a result, we entered into an amicable separation agreement and general release with her (the "Separation Agreement"), pursuant to which we agreed to terminate the Hannah Employment Agreement and to provide for certain mutual releases of claims, effective as of June 30, 2004. In addition, we entered into a consulting agreement with Ms. Hannah to engage her as an independent contractor to consult on all aspects of the Company's business through April 30, 2006. For her services, Ms. Hannah will receive a consulting fee of $59,375 per month during the term of the consultancy.

        In addition to his duties as a member of our board of directors, Charles L. Orr periodically provides consulting services to Herbalife related to certain projects. Since the beginning of our last fiscal year, Mr. Orr has received approximately $93,000 as compensation for such services.

Board Structure

        Our board of directors currently consists of nine directors. Our board of directors has determined that Mr. Orr is "independent," as defined under and required by the federal securities laws and the rules of the New York Stock Exchange, and it is anticipated that each of the three new directors that will be named to our board of directors prior to the listing of our shares on the New York Stock Exchange will be "independent," as defined under and required by the federal securities laws and the rules of the New York Stock Exchange.

Committees of the Board

        The standing committees of our board of directors currently consist of an audit committee, a compensation committee, a corporate governance and nominating committee, and an executive committee.

Audit Committee

        The principal duties of our audit committee are as follows:

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  monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and reporting;

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  monitor the independence and performance of the Company's independent auditors and internal auditing department; and

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  provide an avenue of communication among the independent auditors, management, the internal auditing department, and the board of directors.

        Our audit committee is currently composed of Messrs. Fordyce, Orr and Diekroeger, each of whom, it is anticipated, will resign from the audit committee contemporaneously with the listing of our common shares on the New York Stock Exchange. In addition, we expect that shortly prior to the listing of our common shares on the New York Stock Exchange the board will elect three new directors, (a) each of whom will be "independent," as defined under and required by the federal securities laws and the rules of the New York Stock Exchange, (b) each of whom will be members of our audit committee, and (c) one of whom will be an "audit committee financial expert," as this term has been defined by the SEC in Item 401(h)(2) of Regulation S-K.

        Our board of directors has adopted a written charter for the audit committee which will be available on our website prior to completion of the offering.

Compensation Committee Interlocks and Insider Participation

        From January 1 through December 31, 2003, the Compensation Committee consisted of Messrs. Jesse Rogers, James Fordyce, Steven Rodgers, and Ken Diekroeger. Steven Rodgers was an officer of Herbalife from April 2002 through December 31, 2003, and resigned from the Board of Directors effective June 8, 2004.

        We expect that shortly prior to the listing of our common shares on the New York Stock Exchange the compensation committee will be composed of four directors, at least two of whom are "independent" as that term is defined by the rules of the New York Stock Exchange at the time of the listing of our common shares.

Corporate Governance and Nominating Committee

        We expect that shortly prior to the listing of our common shares on the New York Stock Exchange the board will form a corporate governance and nominating committee, composed of four directors, at least two of whom are "independent" as that term is defined by the rules of the New York Stock Exchange at the time of the listing of our common shares.

        The principal duties of the corporate governance and nominating committee are expected to be as follows:

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  to recommend to our board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

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  to make recommendations to the board of directors regarding corporate governance matters and practices.

        Our board of directors will adopt a written charter for the corporate governance and nominating committee prior to the listing of our shares on the New York Stock Exchange, which will be available on our website prior to completion of the offering.

Executive Committee

        Our board of directors has delegated to the executive committee the authority to act for the board on most matters during intervals between board meetings, except with respect to issuances of stock, declarations of dividends and other matters that, under Cayman Islands law, may not be delegated to a committee of the board of directors. The principal duties of the executive committee are as follows:

  •
  to develop and implement our policies, plans and strategies; and

  •
  to approve, modify or reject certain acquisitions or investments.

        The executive committee currently is composed of Messrs. Castleman (Chairman), Rogers, Fordyce, and Johnson (non-voting).

Codes of Conduct and Ethics and Corporate Governance Guidelines

        Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees in accordance with applicable rules and regulations of the SEC and the NYSE. To the extent they are not already embodied therein, we will, prior to the completion of this offering, supplement this code with corporate governance guidelines in accordance with the rules and regulations of the NYSE. Our code of ethics and conduct is available on our website.

PRINCIPAL SHAREHOLDERS

        Whitney V, L.P. and Whitney Strategic Partners V, L.P. (together with certain affiliated investment funds) and CCG Investments (BVI), L.P. (together with certain of its co-investment funds), as well as selected members of our distributor organization and our management are the owners of all of the outstanding capital stock of Herbalife. The address for Whitney V, L.P. and Whitney Strategic Partners V, L.P. is c/o Whitney & Co., LLC, 177 Broad Street, Stamford, Connecticut 06901. The address for CCG Investments (BVI), L.P. is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 33rd Floor, San Francisco, California 94111.

        Herbalife's outstanding securities, as of June 30, 2004, consisted of 104.2 million common shares, par value $0.001 per share, each share being entitled to one vote on matters submitted to shareholders' vote.

        Management participates in our equity through option grants by Herbalife under a stock incentive plan. See "Certain Relationships and Related Transactions—Certain Transactions Relating to Herbalife—WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan."

        The following table shows the beneficial ownership of common shares of Herbalife as of June 30, 2004, and thus the indirect beneficial ownership of the equity interest of Herbalife International as of that date, (1) each of Herbalife's and Herbalife International's directors, (2) each of our five mostly highly compensated executive officers, (3) all directors and executive officers as a group and (4) each person or entity known to Herbalife to beneficially own more than five percent (5%) of the outstanding common shares of Herbalife.

        For purposes of this table, information as to the number and percentage of shares beneficially owned is calculated based on the number of common shares outstanding as of June 30, 2004.

	Beneficial Ownership of Herbalife
	Number of Shares Beneficially Owned Prior to this Offering
Name and address of beneficial owner
	Number	%
Whitney V, L.P.**	52,032,570	50.0%
Whitney Strategic Partners V, L.P.**	456,460	*
Whitney Private Debt Fund, L.P.**	805,585	*
Green River Offshore Fund**	85,929	*
Total	53,380,544	51.3%
CCG Investments (BVI), L.P.***	26,454,793	25.4%
CCG Associates—QP, LLC***	1,329,857	1.3%
CCG Associates—AI, LLC***	123,654	*
CCG Investment Fund—AI, LP***	354,406	*
CCG AV, LLC—Series C***	872,712	*
CCG AV, LLC—Series E***	708,836	*
CCG CI***	452,484	*
Total	30,296,742	29.1%
Peter M. Castleman(2)**	53,380,544	51.3%
James H. Fordyce**	0	*
Jesse T. Rogers(3)***	30,296,742	29.1%
Kenneth J. Diekroeger(3)***	30,296,742	29.1%
Leslie Stanford(4)****	2,582,955	2.5%
Markus Lehman****	1,105,682	1.1%
Charles L. Orr(5)****	54,205	*
Henry Burdick(6)****	1,312,181	1.3%
Michael O. Johnson(7)****	1,740,701	1.7%
Brian L. Kane(8)****	1,008,641	*
Gregory Probert(9)****	250,000	*
David Kratochvil(10)****	133,409	*
John B. Purdy(11)****	155,000	*
Robert Levy(12)****	133,409	*
All Directors and Executive Officers as a Group (18 persons)
Total	92,153,469	85.6%

*
Less than 1%.

**
c/o Whitney & Co., LLC, 177 Broad Street, Stamford, Connecticut 06901.

***
c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 33rd Floor, San Francisco, California 94111.

****
c/o Herbalife International, Inc., 1800 Century Park East, Los Angeles, California 90067.

(1)
Applicable percentage of ownership as of June 30, 2004 is based upon 104,164,038 common shares outstanding, and the relevant number of shares of common stock issuable upon exercise of stock options which are exercisable presently or within 60 days. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their common shares, except to the extent authority is shared by spouses under applicable law and to the extent provided in the shareholders' agreement. See "Certain Relationships and Related Transactions—Certain Transactions Relating to Herbalife—Shareholders' Agreement." Pursuant to the rules of the Securities and Exchange Commission, the number of common shares deemed outstanding includes shares issuable pursuant to options or warrants held by the respective person or group which may be exercised within 60 days of June 30, 2004.

(2)
Represents shares beneficially owned by Whitney V, L.P., Whitney Strategic Partners V, L.P., Whitney Private Debt Fund, L.P. and Green River Offshore Fund. Mr. Castleman is a managing member of the entities that are the general partners of Whitney V, L.P., Whitney Strategic Partners V, L.P., and Whitney Private Debt Fund, L.P., and accordingly he may be deemed to share beneficial ownership of such shares as well as the shares owned by Green River Offshore Fund. Mr. Castleman disclaims beneficial ownership of all shares owned by Whitney V, L.P., Whitney Strategic Partners V, L.P., Whitney Private Debt Fund, L.P. and Green River Offshore Fund, except to the extent of his pecuniary interest in each such entity.

(3)
Represents shares beneficially owned by CCG Investments (BVI), L.P., CCG Associates—QP, LLC, CCG Associates—AI, LLC, CCG Investment Fund—AI, LP, CCG AV, LLC—Series C, CCG AV, LLC- Series E and CCG CI, LLC, the "Golden Gate Entities." Messrs. Rogers and Diekroeger are managing members of the entities that are general partners of the Golden Gate Entities. Accordingly, they may be deemed to share beneficial ownership of such shares. Each of Messrs. Rogers and Diekroeger disclaim beneficial ownership of all shares owned by the Golden Gate Entities, except to the extent of his pecuniary interest in the Golden Gate Entities.

(4)
Represents shares beneficially owned by Leslie Stanford though Blueline Capital, LLC.

(5)
Mr. Orr was granted 50,000 options to purchase common shares of Herbalife at an exercise price of $0.44 per share and 50,000 options to purchase common shares of Herbalife at an exercise price of $1.76 per share, of which 40,000 are exercisable within 60 days of June 30, 2004.

(6)
Mr. Burdick was granted 50,000 options to purchase common shares of Herbalife at an exercise price of $0.44 per share and 50,000 options to purchase common shares of Herbalife at an exercise price of $1.76 per share, of which 40,000 are exercisable within 60 days of June 30, 2004. In addition, the Board granted Mr. Burdick options to purchase 300,000 common shares of Herbalife at a strike price of $0.44 and options to purchase 300,000 common shares of Herbalife at a strike price of $1.76. These 600,000 options have vested and are exercisable within 60 days of June 30, 2004. Mr. Burdick was granted an additional 80,000 options to purchase common shares of Herbalife at an exercise price of $0.44 per share, 80,000 options to purchase common shares of Herbalife at an exercise price of $1.76 per share, 80,000 options to purchase common shares of Herbalife at an exercise price of $5.28 per share 80,000 options to purchase common shares of Herbalife at an exercise price of $8.80 per share 80,000 options to purchase common shares of Herbalife at an exercise price of $12.32 per share, of which 104,000 are exercisable within 60 days of June 30, 2004.

(7)
Mr. Johnson was granted 1,182,369 options to purchase common shares of Herbalife at an exercise price of $0.44 per share, 1,182,369 options to purchase common shares of Herbalife at an exercise price of $1.76 per share, 1,182,369 options to purchase common shares of Herbalife at an exercise price of $5.28 per share 1,182,369 options to purchase common shares of Herbalife at an exercise price of $8.80 per share and 1,182,369 options to purchase common shares of Herbalife at an exercise price of $12.32 per share, of which 1,537,081 are exercisable within 60 days of June 30, 2004.

(8)
Mr. Kane was granted 1,207,583 options to purchase common shares of Herbalife at an exercise price of $0.44 per share and 603,792 options to purchase common shares of Herbalife at an exercise price of $1.76 per share, of which 724,550 are exercisable within 60 days of June 30, 2004.

(9)
Mr. Probert was granted 250,000 options to purchase common shares of Herbalife at an exercise price of $2.50 per share, 150,000 options to purchase common shares of Herbalife at an exercise price of $3.50 per share, 150,000 options to purchase common shares of Herbalife at an exercise price of $5.50 per share, 150,000 options to purchase common shares of Herbalife at an exercise price of $8.50 per share, and 150,000 options to purchase common shares of Herbalife at an exercise price of $11.50 per share, of which 250,000 are exercisable within 60 days of June 30, 2004.

(10)
Mr. Kratochvil was granted 150,000 options to purchase common shares of Herbalife at an exercise price of $0.44 per share and 150,000 options to purchase common shares of Herbalife at an exercise price of $1.76 per share, of which 105,000 are exercisable within 60 days of June 30, 2004.

(11)
Mr. Purdy was granted 150,000 options to purchase common shares of Herbalife at an exercise price of $0.44 per share and 150,000 options to purchase common shares of Herbalife at an exercise price of $1.76 per share, of which 105,000 are exercisable within 60 days of June 30, 2004.

(12)
Mr. Levy was granted 150,000 options to purchase common shares of Herbalife at an exercise price of $0.44 per share and 150,000 options to purchase common shares of Herbalife at an exercise price of $1.76 per share, of which 90,000 are exercisable within 60 days of June 30, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Redemption of Preferred Shares

        A portion of the proceeds from the offering of the 9 1/2% Notes was applied to pay the cash redemption price for all of our outstanding 12% Series A Cumulative Convertible Preferred Shares (the "Preferred Shares"). To permit us to convert the Preferred Shares, we amended our charter documents to permit our board of directors to elect to convert all of the outstanding Preferred Shares into the right to receive a cash payment, for each Preferred Share converted, equal to the original issue price for the Preferred Shares ($1.76 per share), and all accrued and unpaid dividends, plus one common share of the Company. In connection with the consummation of this repurchase, all of the outstanding warrants to purchase our Preferred Shares were exercised in exchange for our Preferred Shares, and all of our Preferred Shares (including the Preferred Shares issuable upon the exercise of the warrants) were then converted into an aggregate of approximately 104.1 million of our common shares.

        All of the outstanding Preferred Shares, immediately prior to their conversion into common shares, were held by the Equity Sponsors and their affiliates, certain members of our management, and selected distributors. In addition, affiliates of the Equity Sponsors and GarMark Partners, L.P. ("GarMark") held warrants to purchase an aggregate of 2,040,816 of the Preferred Shares. These parties held certain rights that may have presented an actual or potential conflict of interest in connection with our proposal to convert the Preferred Shares.

        Certain Equity Sponsors (and/or their affiliates) and the selected distributors holding Preferred Shares were and are parties to a shareholders' agreement pursuant to which they have certain rights to determine the composition of our board of directors. See "—Shareholders' Agreement."

        In addition, an affiliate of Whitney, one of the Equity Sponsors, was a party to a securities purchase agreement providing that affiliate with the right to designate one observer to our board of directors to attend each meeting of the board and each meeting of the committees of the board for so long as that party holds at least $10 million of our 15.5% senior notes (the "Senior Notes") (subject to certain exceptions). We purchased all of the Senior Notes on March 8, 2004. See "—Purchase of Senior Notes."

Purchase of Senior Notes

        A portion of the proceeds from the offering of the 9 1/2% Notes was applied to purchase our Senior Notes (face value $38.0 million) at a negotiated price.

        All of the Senior Notes, immediately prior to the closing of their repurchase, were held by GarMark, Whitney Private Debt Fund, L.P. ("Whitney Private Debt"), and Green River Offshore Fund Ltd. ("Green River"). Whitney Private Debt and Green River are affiliates of Whitney. GarMark purchased $23 million in principal amount of the Senior Notes and received Warrants for 1,235,231 of the Preferred Shares and Whitney Private Debt purchased $15 million in principal amount of the Senior Notes and received warrants for 805,585 of the Preferred Shares on July 31, 2002 pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement") among Herbalife, as issuer, and GarMark and Whitney Private Debt, as purchasers. On November 27, 2002, Green River purchased $1.6 million in principal amount of the Senior Notes from GarMark and received Warrants for 85,929 of the Preferred Shares from GarMark.

        The holders of the Senior Notes held certain rights that may have presented an actual or potential conflict of interest in connection with our proposal to purchase the Senior Notes. The Securities Purchase Agreement provided that each holder of $10 million or more of the Senior Notes (subject to certain exceptions) could designate one observer to our board of directors to attend each meeting of the Board and each meeting of the committees of the board. Each of Whitney Private Debt and GarMark held $10 million or more of the Senior Notes. In addition, certain affiliates of Whitney were and are parties to a shareholders' agreement with certain of our other shareholders pursuant to which Whitney V, L.P., an affiliate of Whitney, is permitted to nominate four individuals to our board of directors, and two additional nominees to our board must be acceptable to Whitney V, L.P. and CCG Investments (BVI), L.P., an affiliate of Golden Gate Private Equity, Inc. This agreement will terminate upon the consummation of this offering.

        On February 3, 2004, the board of directors approved the offering of the 9 1/2% Notes, the repurchase of our Senior Notes and the related transactions, subject to development of the final terms and the approval of those terms by a Special Offering Committee of the board of directors established to determine and approve on our behalf the final terms of the 9 1/2% Notes and the related transactions. During that portion of the meeting relating to the discussion and approval of the purchase of the Senior Notes (a portion of which are owned by Whitney and its affiliates), Messrs. Peter M. Castleman, James H. Fordyce, John C. Hockin and Steven E. Rodgers, members of our board of directors at the time of the offering of the 9 1/2% Notes who are also partners of Whitney and various of its affiliates, abstained from the discussion and vote. The remaining members of the board, after considering relevant factors, determined that the purchase of our Senior Notes was desirable and in the best interests of the Company, and approved the purchase of the Senior Notes at such price and on such terms as the Special Offering Committee deemed appropriate in connection with the sale of the 9 1/2% Notes.

        On March 3, 2004, the Special Offering Committee approved the final terms of the 9 1/2% Notes and the related transactions, with those of its members who are affiliated with Whitney abstaining from the discussion and vote concerning the purchase of the Senior Notes.

Certain Transactions Relating to Herbalife

Transactions in securities

        Selected members of our distributor organization and senior management have purchased, either from us or from the Equity Sponsors, our Preferred Shares. The price paid by participating members of our distributor organization and senior management to the Equity Sponsors in the August and October 31, 2002 offering was $1.76 per share. In connection with the January 31, 2003 offering to members of our President's Team by the Equity Sponsors, the price paid by distributors to the Equity Sponsors was $1.97 per share. In connection with the May 30, 2003, offering by the Equity Sponsors to members of our President's Team and by us to members of our Chairman's Club, the price paid by members of our President's Team to the Equity Sponsors and by members of our Chairman's Club to us was $2.21 per share. Michael O. Johnson, our Chief Executive Officer, purchased from us 203,620 shares on June 24, 2003. The price paid by Mr. Johnson was the same price paid by members of our distributor organization in the May 30th offering.

        In connection with a separation and general release agreement with Mr. Francis X. Tirelli effective December 24, 2002, the Equity Sponsors repurchased 284,091 Preferred Shares held by Mr. Tirelli at a purchase price of $1.78 per share.

Registration rights agreement

        Members of our distributor organization holding our equity securities are also party to a registration rights agreement between the Equity Sponsors and Herbalife (the "Herbalife registration rights agreement"). Under this registration rights agreement, the Equity Sponsors have unlimited "demand" registration rights permitting them to cause us, subject to certain restrictions, to register certain equity securities and to participate in registrations by us of our equity securities, subject to certain restrictions. Upon an initial public offering, if the Equity Sponsors shall include their shares for registration, the other shareholders may also participate pro rata. If, however, the Equity Sponsors do not include their shares for registration, the other shareholders may not participate in the offering as selling shareholders.

        In addition to an initial public offering, if we at any time propose to register any of our securities under the Securities Act for sale to the public, in certain circumstances holders of Preferred Shares or common shares issued upon conversion of the Preferred Shares (including distributor shareholders) may require us to include their shares in the securities to be covered by the registration statement. Such registration rights are subject to customary limitations specified in the Herbalife registration rights agreement.

Indemnity agreement

        In connection with the purchase of Preferred Shares, Herbalife and WH Acquisition Corp. entered into an indemnity agreement with the Equity Sponsors pursuant to which Herbalife and Herbalife International (as successor-in-interest to WH Acquisition Corp.) agreed to indemnify the Equity Sponsors for losses and claims resulting from, arising out of or any way related to the Acquisition, including existing litigation. Whitney had been sued in San Francisco by Rosemont Associates and Joseph Urso for $20 million in a suit alleging breach of contract, breach of covenants of good faith and fair dealing, quantum meruit and other causes of action arising out of the sale of Herbalife International to Whitney and others. This lawsuit was settled for an undisclosed sum that is not material to us or our financial condition.

  Agreements with the Equity Sponsors

        In connection with the Acquisition, we entered into various agreements with the Equity Sponsors. Pursuant to the monitoring fee agreement entered into in connection with the Acquisition, Whitney and GGC Administration, LLC, an affiliate of CCG Investments (BVI), L.P., conduct certain activities related to such parties' and its affiliates' investments in Herbalife.

        In consideration of those services, Herbalife International pays to Whitney and GGC Administration, LLC, quarterly, fees for monitoring services rendered (determined on an hourly basis), and such obligations are guaranteed by us. Such monitoring fees are currently being paid quarterly at a rate of $5.0 million per annum, divided between Whitney and GGC Administration, LLC at a ratio of 65% to 35%, respectively. Herbalife International also agreed to reimburse Whitney and GGC Administration, LLC for their reasonable out-of-pocket expenses and to pay additional transaction fees to them in the event Herbalife and/or any of its subsidiaries completes add-on acquisitions, divestitures, a transaction resulting in a change of control (as defined therein) or financing involving Herbalife and/or any of its subsidiaries, and that such obligations shall be guaranteed by Herbalife. In fiscal 2003, Herbalife International reimbursed Whitney and GGC Administration, LLC approximately $3.1 million for their reasonable out-of-pocket expenses incurred since the date of the Acquisition through the payment date. We currently anticipate that we will engage in discussions with the Equity Sponsors concerning these agreements prior to the consummation of this offering.

        We have also agreed to provide customary joint and several indemnification to Whitney and GGC Administration, LLC. See "—Indemnity Agreement."

  WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan

        We have established a stock incentive plan that provides for the grant of options to purchase our common shares and stock appreciation rights to employees and consultants of Herbalife International. The incentive plan is administered by a committee appointed by the board of directors of Herbalife. In addition, we intend to establish a new 2004 Stock Incentive Plan prior to the consummation of this offering that will provide for grants of awards to our directors, officers, employees and consultants. See "—Description of Benefit Plans" and "—Employment Contracts."

  WH Holdings (Cayman Islands) Ltd. Independent Directors Stock Option Plan

        We have established an independent directors stock option plan that provides for the grant of options to purchase our common shares to our independent directors. Directors who are our employees or any of our affiliates or have been designated as directors by our affiliates or our distributors are not independent directors for purposes of director compensation. We have granted options to Henry Burdick and Charles Orr under this plan.

DESCRIPTION OF SHARE CAPITAL

        The following description of our share capital is based on our amended and restated memorandum and articles of association, which we intend to adopt immediately prior to the closing of this offering following a shareholders' meeting that we intend to hold in the fourth quarter to seek approval of the amendments set forth therein (assuming that the amended and restated memorandum and articles of association is approved by our shareholders). Throughout this description, we refer to our amended and restated memorandum and articles of association as simply our memorandum and articles of association. Our authorized share capital consists of 500,000,000 common shares and 7,500,000 preference shares, each with a par value of $.001 per share. Upon completion of this offering, we will have outstanding common shares, assuming that there are no exercises of outstanding options after                                .

        We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, the Companies Law (2004 Revision) and the common law of the Cayman Islands. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares. Complete copies of our memorandum and articles of association are filed as exhibits to our public filings.

Common Shares

        General.    All the issued and outstanding common shares are fully paid and nonassessable. Certificates representing the common shares are issued in registered form. The common shares are issued when registered in the register of shareholders of Herbalife. The common shares are not entitled to any sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.

        Voting Rights.    Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by a poll. Our articles of association do not provide for actions by written consent of shareholders.

        The required quorum for a meeting of our shareholders consists of a number of shareholders present in person or by proxy and entitled to vote that represents the holders of at least a majority of our issued voting share capital. Shareholders' meetings are held annually and may only be convened by our board of directors. At least five days advanced notice is required to convene a shareholders' meeting. Only shareholders who in aggregate hold in excess of 30% of our issued voting share capital have the right to call a shareholders' meeting.

        Subject to the quorum requirements referred to in the paragraph above, any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting of the Company, while a special resolution requires the affirmative vote of 66 2/3% of the votes cast attaching to the common shares. A special resolution is required for matters such as a change of name, amending our memorandum and articles of association and placing us into voluntary liquidation. Holders of common shares, which are currently the only shares carrying the right to vote at our general meetings, have the power, among other things, to elect directors, ratify the appointment of auditors and make changes in the amount of our authorized share capital. To the extent that the Equity Sponsors' ownership of our common shares is less than 66 2/3%, the Equity Sponsors will not be able to unilaterally approve corporate actions that require special resolutions.

        Dividends.    The holders of our common shares are entitled to receive such dividends as may be declared by our board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

        Liquidation.    If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, may determine how such division shall be carried out as between the shareholders or different classes of shareholders, and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, sees fit, provided that a shareholder shall not be compelled to accept any shares or other assets which would subject the shareholder to liability.

        Miscellaneous.    Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Anti-Takeover Provisions

        General.    Our articles of associations have provisions that could have an anti-takeover effect. These provisions are intended to enhance the ability of the board of directors to deal with unsolicited takeover attempts by increasing the likelihood of continuity and stability in the composition of the board of directors. These provisions could have the effect of discouraging transactions that may involve an actual or threatened change of control of Herbalife.

        Classified Board.    The articles provide that our board of directors will be divided into three classes serving staggered three-year terms. The board of directors does not have the power to remove directors. Vacancies on the board of directors may be filled only by the remaining directors and not by the shareholders. These provisions could have the effect of precluding an acquiror from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by the removal of directors with its own nominees, unless the acquiror controls at least two-thirds of the combined voting power of the common shares (the percentage necessary to adopt a special resolution to amend these provisions). This could result in delaying a shareholder from obtaining majority representation on the board of directors.

        Number of Directors.    The articles provide that the board of directors will consist of not less than one director or more than fifteen directors, the exact number to be set from time to time by a majority of the whole board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until a general meeting at which directors are to be appointed.

        Advance Notice Provisions.    The articles establish an advance notice procedure that must be followed by shareholders if they wish to nominate candidates for election as directors at an annual or extraordinary general meeting of shareholders. The articles provide generally that, if you desire to nominate a candidate for election as a director at an annual general meeting, you must give us notice not less than 120 days nor more than 150 days prior to the annual general meeting.

        Action Only by General Meeting and not by Written Consent.    Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of common shares must be taken at a duly called annual or extraordinary general meeting of shareholders and not by written consent of the holders of the common shares. Extraordinary general meetings may be called by the board or shareholders holding in aggregate, 30% or more of the outstanding shares that have the power to vote.

        Undesignated Preference Shares    Pursuant to our articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 7.5 million preference shares in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common shares. Our board of directors, without shareholder approval, may issue preference shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our common shares. Subject to the directors' duty of acting in the best interest of Herbalife, preference shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the common shares, and may adversely affect the voting and other rights of the holders of common shares. No preference shares have been issued and we have no present plans to issue any preference shares.

        Restrictions on Business Combinations.    As a Cayman Islands company, Herbalife is not subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations with interested stockholders. However, Articles 107-113 of our articles contains provisions that largely mirror the intention of Section 203 and generally prohibit "business combinations" between Herbalife and an "interested shareholder." Specifically, "business combinations" between an "interested shareholder" and Herbalife are prohibited for a period of three years after the time the interested shareholder acquired its shares, unless:

  •
  the business combination or the transaction resulting in the person becoming an interested shareholder is approved by the board of directors prior to the date the interested shareholder acquired Herbalife's shares;

  •
  the interested shareholder acquired at least 85% of Herbalife's shares in the transaction in which it became an interested shareholder; or

  •
  the business combination is approved by a majority of the board of directors and by the affirmative vote of disinterested shareholders holding at least two-thirds of the shares generally entitled to vote.

        For purposes of this provision, "business combinations" is defined broadly to include mergers, consolidations of majority owned subsidiaries, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of Herbalife, and most transactions that would increase the interested shareholder's proportionate share ownership in Herbalife.

        "Interested shareholder" is defined as a person who, together with any affiliates and/or associates of that person, beneficially owns, directly or indirectly, 15% or more of the issued voting shares of Herbalife.

        Fair Price Provisions.    Article 109.2 contains a "fair price" anti-takeover provision. This provision requires the approval of at least 80% of the voting shares before Herbalife may enter into certain "business combinations" with an "interested shareholder" unless:

  •
  the business combination is approved by a majority of the disinterested members of the board of directors; or

  •
  the aggregate amount of cash and the fair market value of the consideration other than cash to be received by the shareholders in the business combination meets certain specified threshold minimum standards;

        and certain specified events have occurred or failed to occur, as applicable.

        For purposes of the fair price provisions, "business combination" is broadly defined to include mergers and consolidations of Herbalife or its subsidiaries with an interested shareholder or any other person that is or would be an interested shareholder after such transaction; a sale, exchange or mortgage of assets having a fair market value of $1.0 million or more to an interested shareholder or any affiliate of an interested shareholder; the issuance or transfer of securities in Herbalife or its subsidiaries having a fair market value of $1.0 million or more to an interested shareholder or any affiliate of an interested shareholder; the adoption of a plan of liquidation or dissolution proposed by any interested shareholder or any affiliate of an interested shareholder; and any reclassification of securities or other transaction which has the effect, directly or indirectly, of increasing the number of shares beneficially owned by any interested shareholder or any affiliate of an interested shareholder. "Interested shareholder" is generally defined as a person who, together with any affiliates of that person, beneficially owns, directly or indirectly, 5% or more of the combined voting power of the then issued and outstanding shares of Herbalife.

Differences in Corporate Law

        The Companies Law is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under U.S. corporate law. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a "scheme of arrangement," the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders' meeting by a majority of the company's shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company's shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect creditors' interests. Furthermore, the court will only approve a scheme of arrangement if it is satisfied that:

  •
  the statutory provisions as to majority vote have been complied with;

  •
  the shareholders have been fairly represented at the meeting in question;

  •
  the scheme of arrangement is such as a businessman would reasonably approve; and

  •
  the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        If the scheme of arrangement is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        In addition, if a third party purchases at least 90% of our outstanding shares pursuant to an offer within a four-month period of making such an offer, the purchaser may, during the following two months following expiration of the four-month period, require the holders of the remaining shares to transfer their shares on the same terms on which the purchaser acquired the first 90% of our outstanding shares. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

        Shareholders' Suits.    Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we would normally be the proper plaintiff in any action brought on behalf of the company, and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

  •
  a company is acting or proposing to act illegally or outside the scope of its corporate authority;

  •
  the act complained of, although not acting outside the scope of its corporate authority, could be effected only if authorized by more than a simple majority vote;

  •
  the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

  •
  those who control the company are perpetrating a "fraud on the minority."

Indemnification

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except in the case of (a) any fraud or dishonesty of such director or officer, (b) such director's or officer's conscious, intentional or wilful breach of his obligation to act honestly, lawfully and in good faith with a view to the best interests of the Company, or (c) any claims or rights of action to recover any gain, personal profit, or other advantage to which the director or officer is not legally entitled.

        We intend to enter into an indemnity agreement with each of our directors and officers to supplement the indemnification protection available under our articles of association. These indemnity agreements will generally provide that we will indemnify the parties thereto to the fullest extent permitted by law.

        We also intend to maintain insurance to protect ourselves and our directors, officers, employees and agents against expenses, liabilities and losses incurred by such persons in connection with their services in the foregoing capacities.

        The foregoing summaries are necessarily subject to the complete text of our articles of association and the indemnity agreements referred to above and are qualified in their entirety by reference thereto.

Inspection of Books and Records

        Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited consolidated financial statements.

Transfer Agent

        U.S. Stock Transfer Corporation is the transfer agent for our common shares.

Listing

        We expect to list our common shares on the New York Stock Exchange under the trading symbol "HLF".

Prohibited Sale of Securities under Cayman Islands Law

        An exempted company such as us that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitations to the public in the Cayman Islands to subscribe for any of its securities.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Our Existing Indebtedness

  Existing Credit Facility

        Upon the consummation of the Acquisition, Herbalife International entered into senior credit facilities with various lenders, including Whitney Private Debt Fund, L.P., and UBS AG, Stamford Branch as administrative agent. We will use a portion of the proceeds from this offering to repay all outstanding indebtedness under the existing senior credit facility.

  Existing 11 3/4% Notes

        On June 27, 2002, WH Acquisition Corp. issued $165.0 million aggregate principal amount of 11 3/4% senior subordinated notes due 2010. The 11 3/4% Notes were initially purchased by UBS Warburg, LLC. The 11 3/4% Notes were resold to various qualified institutional buyers and non-U.S. persons pursuant to Rule 144A and Rule 903 or Rule 904, respectively, under the Securities Act of 1933. Upon consummation of the merger of WH Acquisition Corp. with and into Herbalife International on July 31, 2002, Herbalife International assumed the obligations of WH Acquisition Corp. under the 11 3/4% Notes. In September, 2003 Herbalife International repurchased $5 million aggregate principal amount of the notes.

        In conjunction with this offering, we intend to commence an offer to purchase any and all of the existing 11 3/4% Notes with the proceeds of this offering. The closing of the offer to purchase will be conditional upon the receipt, through the offer to purchase, of the existing 11 3/4% Notes representing at least a majority of the aggregate principal amount of such notes and the closing of this offering. We intend to acquire or redeem all or a significant portion of the 11 3/4% Notes through this offer.

  Existing 9 1/2% Notes

        On March 8, 2004, Herbalife and WH Capital Corp. issued $275.0 million aggregate principal amount of 9 1/2% notes due 2011. The 9 1/2% Notes were initially purchased by UBS Investment Bank. The 9 1/2% Notes were resold to various qualified institutional buyers and non-U.S. persons pursuant to Rule 144A and Rule 903 or Rule 904, respectively, under the Securities Act of 1933.

        The 9 1/2% Notes provide that, at any time on or prior to April 1, 2007, we may redeem up to 40% of the aggregate principal amount of the 9 1/2% Notes at a redemption price of 109.50% of their principal amount, plus accrued interest, upon certain offerings of securities of Herbalife. We intend to redeem 40% of the 9 1/2% Notes with the proceeds of this offering of our common shares.

        Interest on the 9 1/2% Notes is payable semi-annually in arrear on April 1 and October 1 of each year, and the notes mature on April 1, 2011. The 9 1/2% Notes are the general unsecured obligations of Herbalife and WH Capital Corp., ranking equally with any of their existing and future senior indebtedness (other than Herbalife's guarantee of Herbalife International's obligations under its senior secured credit facilities, to which the 9 1/2% Notes are contractually subordinated), and senior to all of their future subordinated indebtedness. The 9 1/2% Notes are effectively subordinated to all existing and future indebtedness and other liabilities of Herbalife's subsidiaries (other than WH Capital Corp.).

        Generally, the 9 1/2% Notes are not guaranteed by any of our subsidiaries. Under certain circumstance specified in the indenture, however, our subsidiaries may be required to guarantee Herbalife's and WH Capital Corp.'s obligations under the 9 1/2% Notes.

        Herbalife and WH Capital Corp. have the option to redeem the notes, in whole or in part, at any time on or after April 1, 2008 at redemption prices declining ratably from 104.750% of their principal amount on April 1, 2008 to 100% of their principal amount on or after April 1, 2010, plus accrued interest. At any time on or prior to April 1, 2007, Herbalife and WH Capital Corp. may also redeem up to 40% of the aggregate principal amount of the 9 1/2% Notes at a redemption price of 109.50% of their principal amount, plus accrued interest, upon certain offerings of securities of Herbalife. Upon a change of control, as defined in the indenture pursuant to which the 9 1/2% Notes were issued, Herbalife and WH Capital Corp. are required to offer to purchase the 9 1/2% Notes at a purchase price equal to 101% of their principal amount, plus accrued interest.

        In addition, at any time and from time to time prior to April 1, 2008, we may redeem some or all of the 9 1/2% Notes at a redemption price equal to 100% of the principal amount plus a make-whole premium, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

        The indenture governing the 9 1/2% Notes contains covenants that limits our and our subsidiaries' ability to, among other things:

  •
  pay dividends, redeem share capital or capital stock and make other restricted payments and investments;

  •
  incur additional debt or issue preferred shares;

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  allow the imposition of dividend or other distribution restrictions on our subsidiaries;

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  create liens on assets;

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  engage in transactions with affiliates;

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  guarantee other indebtedness of Herbalife; and

  •
  merge, consolidate or sell all or substantially all of our assets and the assets of our subsidiaries.

New Senior Credit Facility

        Concurrently with the closing of this offering, we intend to enter into a new $225.0 million senior secured credit facility with a syndicate of financial institutions, including affiliates of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers and joint book-managers.

        We expect that the new senior credit facility will be comprised of a senior secured revolving credit facility with a total principal amount of up to $25.0 million, which we refer to as the new revolver, and a senior secured term loan facility in an aggregate principal amount of $200.0 million, which we refer to as the new term loan.

        We expect that the new revolver and the new term loan will each have a    -year maturity. We expect the new term loan to amortize at a per annum rate not to exceed     %.

        We expect that the new senior credit facility will have customary features similar to other credit facilities of this nature, including but not limited to:

        Interest Rate and Fees.    We expect that borrowings will bear interest, at our option, for the new revolver facility and the new term loan at either the eurodollar rate plus a margin of between    % and    % or the base rate plus a margin of between    % and    %.

        We also expect the new revolver will provide payment to the lenders of a commitment fee on any unused commitments equal to    % per annum.

        Mandatory Prepayments.    We expect that the new senior credit facility will require us to prepay loans outstanding thereunder with, subject to certain conditions and exceptions, the cash proceeds received by us from any loss, damage, destruction or condemnation of or any sale, transfer or other disposition of any assets, and the net cash proceeds from the incurrence of indebtedness by us.

        Voluntary Prepayments.    We expect that the new senior credit facility will provide for voluntary commitment reductions under the new revolver and prepayment of the new term loan, subject to certain conditions and restrictions.

        Covenants.    We expect that the new senior credit facility will require that we meet certain financial tests. We also expect that our new senior credit facility will contain customary covenants and restrictions, including, among others, limitations or prohibitions on declaring and paying dividends and other distributions, redeeming and repurchasing our other indebtedness, loans and investments, additional indebtedness, liens, asset sales and transactions with affiliates.

        Guarantees.    We expect that the new senior credit facility will be guaranteed on a senior secured basis by all of our direct and indirect wholly-owned domestic subsidiaries.

        Collateral.    We expect to give to the administrative agent on behalf of each lender a security interest in substantially all of our personal property including, without limitation, our intercompany debt, and the capital stock of our domestic subsidiaries.

        Events of Default.    We expect that our new senior credit facility will specify certain customary events of default.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common shares. Future sales of our common shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sale of Restricted Shares

        Upon the closing of this offering, we will have outstanding an aggregate of approximately            common shares. Of these shares, the             common shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares held by our shareholders were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if such shareholders qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

        As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, our common shares (excluding the shares sold in this offering) will be available for sale in the public market as follows:

  •
  shares will be eligible for sale on the date of this prospectus;

  •
  shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus; and

  •
  shares will be eligible for sale, upon the exercise of vested options, upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus.

Lock-up Agreements

        Our shareholders, officers and directors have each signed a lock-up agreement which prevents him or her from selling any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares for a period of not less than 180 days from the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters. This 180 day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16- day period beginning on the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, holders of outstanding options to acquire approximately                of our common shares have entered into similar lock-up agreements with the underwriters. Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters will consider, among other factors, a shareholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. See "Underwriters."

Rule 144

        In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our "affiliate," or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our "affiliates" within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding amount of our common shares, or approximately                shares immediately after this offering assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options, or the average weekly trading volume of our common shares on the New York Stock Exchange during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us. However, if a person, or persons whose shares are aggregated, is not deemed to be our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above, if at least two years have elapsed since the later of the date the shares were acquired from us or any of our "affiliates."

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our directors, employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144 of the Securities Act, by complying with the applicable requirements of Rule 144 of the Securities Act other than the holding period conditions. On the date 90 days after the effective date of this offering, options to purchase approximately                of our common shares will be vested and exercisable and upon exercise and after expiration of the lock-up restrictions described above, may be sold pursuant to Rule 701 of the Securities Act.

Stock Plans

        We have filed with the SEC a registration statement on Form S-8 to register common shares issued or reserved for issuance under our option and employee stock purchase plans adopted prior to the date of this prospectus and expect to continue to register common shares that may be issued or reserved for issuance under our future option and employee stock purchase plans. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Registration Rights

        Members of our distributor organization holding our equity securities are also party to a registration rights agreement between the Equity Sponsors and Herbalife (the "Herbalife registration rights agreement"). Under this registration rights agreement, the Equity Sponsors have unlimited "demand" registration rights permitting them to cause us subject to certain restrictions to register certain equity securities and to participate in registrations by us of our equity securities subject to certain restrictions. Upon an initial public offering, if the Equity Sponsors shall include their shares for registration, the other shareholders may also participate pro rata. If, however, the Equity Sponsors do not include their shares for registration, the other shareholders may not participate in the offering as selling shareholders.

        In addition to an initial public offering, if we at any time propose to register any of our securities under the Securities Act for sale to the public, in certain circumstances holders of Preferred Shares or common shares issued upon conversion of the Preferred Shares (including distributor shareholders) may require us to include their shares in the securities to be covered by the registration statement. Such registration rights are subject to customary limitations specified in the Herbalife registration rights agreement.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material U.S. federal income tax consequences, as of the date of this document, of the ownership of our common shares by beneficial owners that hold the common shares as capital assets and that are U.S. holders. As used herein, you are a U.S. holder if you are, for U.S. federal income tax purposes:

  •
  a citizen or resident of the U.S.;

  •
  a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision thereof;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (i) is subject to the supervision of a court within the U.S. and one or more U.S. persons control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date of this document, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances and prospective investors are urged to consult their tax advisors as to the tax consequences of an investment in our common shares, including the application to their particular situations of the tax considerations discussed below and the application of state, local, foreign or other federal tax laws. In addition, it does not represent a description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

  •
  a financial institution;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person liable for alternative minimum tax;

  •
  an investor in a pass through entity;

  •
  a person holding common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle; or

  •
  a person whose functional currency is not the U.S. dollar.

        In particular, it does not represent a description of the U.S. federal income tax consequences applicable to you if you are a person owning, actually or constructively, 5% or more of our voting shares or 5% or more of the voting shares of any of our non-U.S. subsidiaries. Such holders are urged to consult their tax advisors as to the tax consequences of an investment in our common shares.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you are urged to consult your tax advisor.

        Taxation of Dividends.    The gross amount of distributions paid to you will generally be treated as foreign source dividend income to you if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income will be includible in your gross income on the day you actually or constructively receive it. Corporations that are U.S. holders will not be entitled to claim a dividends received deduction because we are not a U.S. corporation.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted tax basis in the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares), and the balance in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange. We did not have current or accumulated earnings and profits for U.S. federal income tax purposes for our taxable period ended December 31, 2003. There can be no assurance that we will not have current or accumulated earnings and profits in future years.

        U.S. holders who are individuals will not be eligible for reduced rates of taxation applicable to certain dividend income (currently a maximum rate of 15% on qualifying dividends) on distributions made from our current or accumulated earnings and profits if we are a foreign personal holding company in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below in "—Foreign Personal Holding Company," we believe we are not currently a foreign personal holding company.

        If we make distributions before January 1, 2009 from our current or accumulated earnings and profits in years in which we are not a foreign personal holding company and were not a foreign personal holding company in the preceding year, U.S. holders who are individuals may be eligible for reduced rates of taxation applicable to dividend income so long as our shares are readily tradable on an established securities market in the United States. We believe that our common shares, which are to be listed on the New York Stock Exchange, will be readily tradable on an established securities market in the United States. There can be no assurance that our common shares will continue to be regularly tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares. Holders are urged to consult their tax advisors regarding the application of these rules given their particular circumstances.

        Foreign Personal Holding Company.    A foreign corporation will be classified as a foreign personal holding company, or FPHC, if:

  •
  at any time during the corporation's taxable year, five or fewer individuals who are U.S. citizens or residents own, directly or indirectly (or by virtue of certain ownership attribution rules), more than 50% of the corporation's stock as determined by either voting power or value (we refer to this as the "shareholder test"); and

  •
  the corporation receives at least 60% of its gross income, or 50% after the initial year of qualification, as adjusted, for the taxable year from certain passive sources (we refer to this as the "income test").

        A shareholder, and in certain circumstances, an indirect shareholder, of an FPHC would be required, regardless of such shareholder's percentage ownership interest, to include in income as a dividend, its pro rata share of the undistributed foreign personal holding company income of the FPHC if the shareholder owned shares on the last day of the FPHC's taxable year or, if earlier, the last day on which the FPHC satisfied the shareholder test. Foreign personal holding company income is generally equal to taxable income with certain adjustments. In determining its undistributed foreign personal holding company income, a shareholder of an FPHC is required to include as a deemed dividend its pro rata share of any undistributed foreign personal holding company income of a subsidiary that is also an FPHC. In addition, a shareholder of an FPHC who acquired shares from a decedent would not receive a "stepped-up" basis in that stock. Instead, the shareholder would have a tax basis equal to the lower of the fair market value of the shares or the decedent's basis.

        Currently we believe we do not meet the shareholder test. However, because we are a holding company and do not expect to generate operating income at the holding company level, we believe that our income generally will be passive income and, thus that we will satisfy the income test for the current year and will be treated as an FPHC if in any taxable year we satisfy the shareholder test. As discussed above under "—Taxation of Dividends," U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are an FPHC in the taxable year in which such dividends are paid or in the preceding taxable year.

        It is possible that changes in our shareholder base could cause us to be classified as an FPHC in the future. If we were to be classified as an FPHC, and if you own 5% or more in value of our outstanding stock, you would be subject to special information reporting requirements.

  Controlled Foreign Corporation

        We believe that we are a "controlled foreign corporation" for federal income tax purposes and as such, shareholders who own 10% or more of the outstanding shares will be subject to special tax treatment. Any prospective shareholders who contemplate owning 10% or more of our outstanding shares are urged to consult with their tax advisors with respect to the special rules applicable to 10% shareholders of controlled foreign corporations.

        Disposition of Common Shares.    When you sell or otherwise dispose of your common shares in a taxable transaction you will recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

        Information Reporting and Backup Withholding.    In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the common shares or the proceeds received on the sale, exchange or redemption of those common shares paid to you within the U.S. and, in some cases, outside of the U.S. Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make certain certifications, you will be subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the Internal Revenue Service.

CAYMAN ISLANDS TAX CONSIDERATIONS

        The following is a discussion of certain Cayman Islands income tax consequences of an investment in the common shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor's particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

        You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your common shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of common shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

        No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of common shares. However, an instrument transferring title to a common share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

        We have been incorporated under the laws of the Cayman Islands as an exempted company and, as such, obtained an undertaking in April, 2002, from the Governor in Council of the Cayman Islands substantially that, for a period of twenty years from the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profit or income or gains or appreciation shall apply to us and no such tax and no tax in the nature of estate duty or inheritance tax will be payable, either directly or by way of withholding, on our common shares.

        Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling our common shares under the laws of their country of citizenship, residence or domicile.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have each agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC

Total

        The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the common shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                      a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $                      a share to other underwriters or to certain dealers. After the initial offering of the common shares, the offering price and other selling terms may from time-to-time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $345,000,000, the total underwriters' discounts and commissions would be $                        and total proceeds to us would be $                        .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of common shares offered by them.

        We and all of our directors, executive officers and holders and optionholders of our outstanding shares have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares whether any transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

        The restrictions described in this paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  transactions by any person other than us relating to common shares or other securities acquired in open market transactions after the completion of the offering of the shares; or

  •
  transfers of shares as a gift or for no consideration; provided that each donee agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required in connection with such transactions.

        Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the above restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate this offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common shares, the underwriters may bid for, and purchase, common shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common shares in this offering, if the syndicate repurchases previously distributed common shares to cover syndicate short positions or to stabilize the price of the common shares. Any of these activities may stabilize or maintain the market price of the common shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        We have applied to have our common shares approved for quotation on the New York Stock Exchange under the trading symbol "HLF."

        The underwriters, on the one hand, and we, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        At our request, the underwriters have reserved for sale, at the initial offering price, up to                        shares offered in this prospectus for directors, officers, employees, business associates, and related persons of Herbalife. The number of common shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

        From time to time, the underwriters and their affiliates have provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us for which they have received and may continue to receive customary fees and commissions.

Pricing of the Offering

        Prior to this offering, there has been no public market for the common shares. The initial public offering price will be determined by negotiations between us and Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

        The validity of the common shares to be sold in this offering will be passed upon by Maples and Calder, Grand Cayman, Cayman Islands. Some legal matters in connection with this offering will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements of WH Holdings (Cayman Islands) Ltd. as of December 31, 2003, and for the year then ended, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Herbalife International, Inc., the predecessor, for the year ended December 31, 2001 and the seven months ended July 31, 2002 and WH Holdings (Cayman Islands) Ltd., the successor, as of December 31, 2002 and for the five months ended December 31, 2002, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access and read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC's web site (http://www.sec.gov). This site contains reports and other information that we file electronically with the SEC. The registration statement and other reports or information can be inspected, and copies may be obtained, at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room of the SEC may be obtained by calling the SEC at 1-800-SEC-0330.

        We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act of 1933 with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries and are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

        We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent auditors and to make available to our shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim condensed consolidated financial statements.

WH HOLDINGS (CAYMAN ISLANDS) LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm of KPMG, LLP	F-2
Report of Independent Registered Public Accounting Firm of Deloitte & Touche LLP	F-3
Consolidated Balance Sheets as of December 31, 2002, and December 31, 2003	F-4
Consolidated Statements of Income for the year ended December 31, 2001, seven months ended July 31, 2002, five months ended December 31, 2002, and the year end December 31, 2003	F-5

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the year ended December 31, 2001, seven months ended July 31, 2002, five months ended December 31, 2002, and the year end December 31, 2003	F-6
Consolidated Statements of Cash Flows for the year ended December 31, 2001, seven months ended July 31, 2002, five months ended December 31, 2002, and the year end December 31, 2003	F-8
Notes to Consolidated Financial Statements for the years ended December 31, 2001, 2002, and 2003	F-9
Consolidated Balance Sheets as of December 31, 2003 and June 30, 2004 (unaudited)	F-46
Consolidated Statements of Income for the three and six months ended June 30, 2003 and June 30, 2004 (unaudited)	F-47
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the six months ended June 30, 2004 (unaudited)	F-48
Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and June 30, 2004 (unaudited)	F-49
Notes to Consolidated Financial Statements for the six months ended June 30, 2003 and June 30, 2004 (unaudited)	F-50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of WH Holdings (Cayman Islands) Ltd.:

        We have audited the accompanying consolidated balance sheet of WH Holdings (Cayman Islands) Ltd. and subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WH Holdings (Cayman Islands) Ltd. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Los Angeles, California
February 19, 2004, except as to Note 17, which
is as of March 8, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of WH Holdings (Cayman Islands) Ltd.:

        We have audited the accompanying consolidated balance sheet of WH Holdings (Cayman Islands) Ltd. and subsidiaries (the "Successor") as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the five-month period ended December 31, 2002. We have also audited the related consolidated statements of income, changes in shareholders' equity, and cash flows of Herbalife International, Inc. and subsidiaries (the "Predecessor"), a wholly owned subsidiary of the Successor, for the seven-month period ended July 31, 2002 and the year ended December 31, 2001. These financial statements are the responsibility of Successor and Predecessor management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Successor as of December 31, 2002, and the results of its operations and its cash flows for the five-month period ended December 31, 2002, and the results of operations of the Predecessor and its cash flows for the seven-month period ended July 31, 2002, and the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Los Angeles, California
February 19, 2004 (except for earning per share information
as to which the date is October 1, 2004)

WH HOLDINGS (CAYMAN ISLANDS) LTD.

CONSOLIDATED BALANCE SHEETS

(as of December 31)

	2002	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$64,201,000	$150,679,000
Restricted cash	10,551,000	5,701,000
Marketable securities	1,272,000	—
Receivables, net of allowance for doubtful accounts of $2,527,000 (2003) and $3,257,000 (2002), including related party receivables of $323,000 (2003) and $506,000 (2002)	29,026,000	31,977,000
Inventories	56,868,000	59,397,000
Prepaid expenses and other current assets	16,081,000	20,825,000
Deferred income taxes	26,705,000	9,164,000

Total current assets	204,704,000	277,743,000

Property—at cost:
Furniture and fixtures	5,144,000	6,137,000
Equipment	41,598,000	48,148,000
Leasehold improvements	7,045,000	8,733,000

	53,787,000	63,018,000
Less: accumulated depreciation and amortization	(7,675,000)	(17,607,000)

Net property	46,112,000	45,411,000

Deferred compensation assets	31,922,000	21,340,000
Other assets	5,327,000	5,795,000
Deferred financing costs, net of accumulated amortization of $10,266,000 (2003) and $3,564,000 (2002)	40,719,000	33,278,000
Marketing related intangibles	310,000,000	310,000,000
Distributor network, net of accumulated amortization of $26,539,000 (2003)	—	29,661,000
Product certifications, product formulas and other intangible assets, net of accumulated amortization of $9,491,000 (2003) and $1,542,000 (2002)	5,858,000	13,219,000
Goodwill	211,063,000	167,517,000

TOTAL	$855,705,000	$903,964,000

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$21,580,000	$22,526,000
Royalty overrides	69,062,000	76,522,000
Accrued compensation	22,443,000	19,127,000
Accrued expenses	47,341,000	59,669,000
Current portion of long term debt	19,160,000	72,377,000
Advance sales deposits	6,306,000	6,574,000
Income taxes payable	11,626,000	19,427,000

Total current liabilities	197,518,000	276,222,000
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion, including related party debt of $23.7 million (2003) and $23.2 million (2002)	321,599,000	252,917,000
Deferred compensation liability	32,082,000	22,442,000
Deferred income taxes	110,707,000	111,910,000
Other non-current liabilities	2,525,000	2,685,000

Total liabilities	664,431,000	666,176,000

SHAREHOLDERS' EQUITY:
Preferred shares, $0.001 par value (aggregate liquidation preference $446,241,000 (2003), and $291,291,000 (2002)), 12% Series A Cumulative and Convertible, 106,000,000 (2003) and 103,000,000 (2002) shares authorized, 102,013,572 (2003) and 100,000,000 (2002) shares issued and outstanding	100,000	102,000
Common shares, $0.001 par value, 250,000,000 shares authorized, no shares issued and outstanding	—	—
Paid-in capital in excess of par value	177,308,000	183,407,000
Accumulated other comprehensive income (loss)	(139,000)	3,427,000
Retained earnings	14,005,000	50,852,000

Total shareholders' equity	191,274,000	237,788,000

TOTAL	$855,705,000	$903,964,000

See the accompanying Notes to Consolidated Financial Statements.

WH HOLDINGS (CAYMAN ISLANDS) LTD.

CONSOLIDATED STATEMENTS OF INCOME

	2001	2002		2003
	Year ended December 31,	January 1 to July 31	August 1 to December 31	Year ended December 31,
	(predecessor)	(predecessor)	(successor)	(successor)
Product sales	$881,655,000	$554,693,000	$386,360,000	$995,120,000
Handling & freight income	138,475,000	89,495,000	63,164,000	164,313,000

Net sales	1,020,130,000	644,188,000	449,524,000	1,159,433,000
Cost of sales	241,522,000	140,553,000	95,001,000	235,785,000

Gross profit	778,608,000	503,635,000	354,523,000	923,648,000
Royalty overrides	355,225,000	227,233,000	159,915,000	415,351,000
Marketing, distribution & administrative expenses, including $8,400,000 (2003) and $2,200,000 (period from August 1 to December 31, 2002) of related party expenses	354,608,000	207,390,000	135,536,000	401,261,000
Acquisition transaction expenses	—	54,708,000	6,183,000	—
Interest expense (income)—net	(3,413,000)	(1,364,000)	23,898,000	41,468,000

Income before income taxes and minority interest	72,188,000	15,668,000	28,991,000	65,568,000
Income taxes	28,875,000	6,267,000	14,986,000	28,721,000

Net income before minority interest	43,313,000	9,401,000	14,005,000	36,847,000
Minority interest	725,000	189,000	—	—

NET INCOME	$42,588,000	$9,212,000	$14,005,000	$36,847,000

Earnings per share
Basic	$1.40	$0.28
Diluted	$1.36	$0.27	$0.14	$0.34
Weighted average shares outstanding
Basic	30,422,000	32,387,000
Diluted	31,250,000	33,800,000	102,041,000	106,891,000

See the accompanying Notes to Consolidated Financial Statements.

WH HOLDINGS (CAYMAN ISLANDS) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Predecessor	Common Stock A	Common Stock B	Paid in Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity	Comprehensive Income
Balance at December 31, 2000	$102,000	$190,000	$58,860,000	$(7,010,000)	$170,259,000	$222,401,000
Issuance of 1,061,859 shares of Class A Common Stock and 1,298,965 Shares of Class B Common Stock under 1991 Stock Option Plan and other	10,000	13,000	17,434,000		10,000	17,467,000
Additional capital from tax benefit of 1991 stock option plan			1,423,000			1,423,000
Net income					42,588,000	42,588,000	$42,588,000
Translation adjustments				(6,817,000)		(6,817,000)	(6,817,000)
Unrealized gain on marketable securities				12,000		12,000	12,000
Cumulative effect on accounting change				909,000		909,000	909,000
Unrealized gain (loss) on derivatives				4,815,000		4,815,000	4,815,000
Reclassification adjustments for gain (loss) on derivative instruments				(3,440,000)		(3,440,000)	(3,440,000)

Total comprehensive income						—	$38,067,000

Cash dividends declared					(18,442,000)	(18,442,000)

Balance at December 31, 2001	$112,000	$203,000	$77,717,000	$(11,531,000)	$194,415,000	$260,916,000
Issuance of 346,695 shares of Class A Common Stock and 1,139,237 Shares of Class B Common Stock under the 1991 Stock Option Plan and other	4,000	11,000	10,531,000			10,546,000
Additional capital from revaluation of stock options			980,000			980,000
Additional capital from tax benefit of 1991 stock option plan			3,042,000			3,042,000
Other			375,000			375,000
Net income					9,212,000	9,212,000	$9,212,000
Translation adjustments				1,428,000		1,428,000	1,428,000
Unrealized gain on marketable securities				14,000		14,000	14,000
Unrealized gain (loss) on derivatives				(3,338,000)		(3,338,000)	(3,338,000)
Reclassification adjustments for gain (loss) on derivative instruments				1,315,000		1,315,000	1,315,000

Total comprehensive income						—	$8,631,000

Cash dividends declared					(4,962,000)	(4,962,000)

Balance at July 31, 2002	$116,000	$214,000	$92,645,000	$(12,112,000)	$198,665,000	$279,528,000

Successor	Preferred Stock	Paid in Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity	Comprehensive Income
Issuance of 100,000,000 Preferred Shares	$100,000	$175,508,000			$175,608,000
Issuance of stock warrants (Note 4)		1,800,000			1,800,000
Net income				$14,005,000	14,005,000	$14,005,000
Translation adjustments			$302,000		302,000	302,000
Unrealized gain on marketable securities			4,000		4,000	4,000
Unrealized gain (loss) on derivatives			2,266,000		2,266,000	2,266,000
Reclassification adjustments for gain (loss) on derivative instruments			(2,711,000)		(2,711,000)	(2,711,000)

Total comprehensive income						$13,866,000

Balance at December 31, 2002	$100,000	$177,308,000	$(139,000)	$14,005,000	$191,274,000
Issuance of 2,013,572 Preferred Shares	2,000	4,204,000			4,206,000
Stock options		1,895,000			1,895,000
Net income				36,847,000	36,847,000	$36,847,000
Translation adjustments			4,517,000		4,517,000	4,517,000
Unrealized gain on marketable securities			(4,000)		(4,000)	(4,000)
Unrealized gain (loss) on derivatives			(464,000)		(464,000)	(464,000)
Reclassification adjustments for gain (loss) on derivative instruments			(483,000)		(483,000)	(483,000)

Total comprehensive income						$40,413,000

Balance at December 31, 2003	$102,000	$183,407,000	$3,427,000	$50,852,000	$237,788,000

See the accompanying Notes to Consolidated Financial Statements.

WH HOLDINGS (CAYMAN ISLANDS) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2001	2002		2003
	Year ended December 31,	January 1 to July 31	August 1 to December 31	Year ended December 31,
	(predecessor)	(predecessor)	(successor)	(successor)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$42,588,000	$9,212,000	$14,005,000	$36,847,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	18,056,000	11,722,000	11,424,000	55,605,000
Amortization of discount and deferred financing costs	—	—	3,651,000	7,039,000
Deferred income taxes	(3,036,000)	3,186,000	(16,981,000)	(12,160,000)
Unrealized foreign exchange loss	383,000	2,448,000	433,000	4,070,000
Loss on repurchase of senior subordinated notes	—	—	—	1,368,000
Minority interest in earnings	725,000	189,000	—	—
Other	515,000	2,338,000	(719,000)	3,072,000
Changes in operating assets and liabilities:
Receivables	(3,867,000)	(11,712,000)	11,408,000	(481,000)
Inventories	24,154,000	11,462,000	3,576,000	592,000
Prepaid expenses and other current assets	(5,542,000)	(14,107,000)	9,972,000	(4,188,000)
Accounts payable	2,135,000	14,831,000	(12,132,000)	(821,000)
Royalty overrides	(8,206,000)	3,948,000	3,940,000	1,526,000
Accrued expenses and accrued compensation	15,557,000	1,895,000	(7,611,000)	5,045,000
Advance sales deposits	(163,000)	3,230,000	(3,277,000)	(454,000)
Income taxes payable	5,452,000	718,000	11,476,000	7,228,000
Deferred compensation liability	6,714,000	(1,459,000)	(1,126,000)	(9,640,000)

NET CASH PROVIDED BY OPERATING ACTIVITIES	95,465,000	37,901,000	28,039,000	94,648,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property	(10,940,000)	(4,741,000)	(2,190,000)	(13,601,000)
Proceeds from sale of property	145,000	191,000	46,000	53,000
Net change in restricted cash	—	—	(10,551,000)	4,850,000
Net changes in marketable securities	7,981,000	20,691,000	(2,000)	1,268,000
Other assets	(1,644,000)	(2,300,000)	(421,000)	(298,000)
Deferred compensation assets	(11,908,000)	5,154,000	6,145,000	10,582,000
Acquisition of Herbalife International, Inc. (net of cash acquired of $201,821,000)	—	—	(449,073,000)	—

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(16,366,000)	18,995,000	(456,046,000)	2,854,000

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(18,094,000)	(9,682,000)	—	—
Distribution to minority interest	(1,272,000)	(4,598,000)	—	—
Borrowings from long-term debt	1,903,000	29,000	383,199,000	6,508,000
Principal payments on long-term debt	(3,460,000)	(3,799,000)	(51,069,000)	(23,864,000)
Repurchase of senior subordinated notes	—	—	—	(5,681,000)
Increase in deferred financing costs	—	(27,788,000)	(16,219,000)	—
Exercise of stock options	17,467,000	10,546,000	—	—
Issuance of preferred stock	—	—	175,608,000	4,206,000

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(3,456,000)	(35,292,000)	491,519,000	(18,831,000)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(6,742,000)	980,000	689,000	7,807,000

NET CHANGE IN CASH AND CASH EQUIVALENTS	68,901,000	22,584,000	64,201,000	86,478,000
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	110,336,000	179,237,000	—	64,201,000

CASH AND CASH EQUIVALENTS, END OF PERIOD	$179,237,000	$201,821,000	$64,201,000	$150,679,000

CASH PAID DURING THE YEAR
Interest paid	$1,079,000	$287,000	$5,814,000	$35,866,000

Income taxes paid	$28,693,000	$16,479,000	$10,986,000	$32,836,000

NON CASH ACTIVITIES
Acquisitions of property from capital leases	$3,811,000	$2,058,000	$1,409,000	$6,834,000

See the accompanying Notes to Consolidated Financial Statements.

WH HOLDINGS (CAYMAN ISLANDS) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization

        WH Holdings (Cayman Islands) Ltd., a Cayman Islands exempted limited liability company ("Herbalife"), incorporated on April 4, 2002, and its direct and indirect wholly owned subsidiaries, WH Intermediate WH Holdings (Cayman Islands) Ltd., a Cayman Islands company ("WH Intermediate"), WH Luxembourg Holdings S.à.R.L., a Luxembourg unipersonal limited liability company ("Lux Holdings"), WH Luxembourg Intermediate Herbalife S.à.R.L., a Luxembourg unipersonal limited liability company ("Lux Intermediate"), Herbalife International Luxembourg S.à.R.L. ("Herbalife Lux"), formerly known as WH Luxembourg CM S.à.R.L., a Luxembourg unipersonal limited liability company, and WH Acquisition Corp., a Nevada corporation ("WH Acquisition"), were formed on behalf of Whitney & Co., LLC ("Whitney") and Golden Gate Private Equity, Inc. ("Golden Gate"), in order to acquire Herbalife International, Inc., a Nevada corporation, and its subsidiaries ("Herbalife International" or "Predecessor") on July 31, 2002 (the "Acquisition"). Herbalife and its subsidiaries are referred to collectively herein as the Company. Herbalife's 12% Series A Cumulative Convertible Preferred Shares are referred to as "preferred shares" and Herbalife's Common Shares are referred to as "common shares."

        On July 31, 2002, WH Acquisition merged with and into Herbalife International with Herbalife International being the surviving corporation. The Acquisition was consummated pursuant to the Agreement and Plan of Merger by and among the Company, sole shareholder of WH Intermediate and a Cayman Islands company, WH Acquisition and Herbalife International entered into on April 10, 2002 (the "Merger Agreement"). Each shareholder of Herbalife International received $19.50 in cash for each common share. The holders of each outstanding option to purchase Herbalife International common shares received an amount in cash equal to the excess of $19.50 over the exercise price of such option. As a result of the Acquisition, Herbalife International was delisted from the NASDAQ National Market. The shares of Herbalife International are no longer publicly traded and, therefore, earnings per share calculations are no longer included for financial statement presentations.

        The Acquisition has been accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. ("SFAS") 141, "Business Combinations." Accordingly, the acquired assets and liabilities have been recorded at fair value. Because of this, different bases of accounting have been used to prepare the Company and Predecessor consolidated financial statements. In the future, the primary differences are expected to relate to additional interest expense on the new debt, amortization of intangibles, and amortization of deferred financing costs recorded at the date of the Acquisition.

        The Company completed the final allocation of the purchase price in connection with the Acquisition during 2003 based on an independent valuation study. The study was used as the basis to make the final determination of the values that should be allocated to various finite and indefinite lived intangible assets as well as goodwill. As a result of this completion of the purchase price allocation process, certain reclassifications were made to certain categories of intangible assets and goodwill that were previously identified on a preliminary basis as of December 31, 2002.

        The total purchase price of approximately $651.5 million was allocated to the acquired assets and assumed liabilities based upon their respective fair value as of the closing date using valuations and other studies that have been finalized. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of Acquisition:

	Final Allocation	Preliminary Allocation	Increase (Decrease)
	(in millions)
Current assets	$388.7	$388.7	$—
Property	52.0	52.0	—
Marketing related intangibles	310.0	310.0	—
Distributor network	56.2	—	56.2
Product formulas	15.5	—	15.5
Product certifications and other intangible assets	7.2	7.4	(0.2)
Goodwill	167.5	211.1	(43.6)
Other long-term assets	42.6	42.6	—

Total assets acquired	$1,039.7	$1,011.8	$27.9

Current liabilities	$209.4	$209.4	$—
Other non-current liabilities	34.9	34.9	—
Long-term debt	1.2	1.2	—
Deferred income taxes	142.7	114.8	27.9

Total liabilities assumed	$388.2	$360.3	$27.9

Net assets acquired	$651.5	$651.5	$—

        Marketing related intangibles are considered to have an indefinite life and are not subject to amortization. Distributor network has an expected life of three years. Product formulas have an expected life of five years. Product certifications have an expected life of two years. None of the intangibles are expected to be deductible for tax purposes. As a result of the finalization of the purchase price allocation during the third quarter of 2003, the Company recorded additional amortization expense of $19.1 million before tax relating to periods prior to July 1, 2003. The Company recorded total amortization expense of $34.5 million before tax for 2003 and $1.5 million for the period from August 1 to December 31, 2002. In addition, the amounts for marketing franchise, trademark and trade name as of December 31, 2002 have been combined and are presented as marketing related intangibles above and in the accompanying balance sheet to conform to the current year presentation.

        In connection with the Acquisition, the Predecessor incurred transaction expenses and stock option payments of approximately $54.7 million, which have been reflected in the Predecessor financial statements. The Company also incurred transaction expenses of approximately $6.2 million. In addition, the Company incurred debt issuance costs of approximately $44.3 million, which have been capitalized as deferred financing costs in the Company's consolidated balance sheet.

        The following unaudited pro forma results for the years ended December 31, 2002 and 2001 are based on the historical financial statements of the Predecessor, adjusted to give effect to the Acquisition and related financing transactions as if the transactions had occurred at the beginning of each period presented:

	Year ended December 31
	2002	2001
	(in millions)
Net sales	$1,093.7	$1,020.1
Net income	$33.2	$7.7

        The Acquisition was financed through:

  •
  gross proceeds of $162.9 million from the sale of Senior Subordinated Notes (as defined in Note 4 herein) (face value of $165.0 million);

  •
  borrowings of $180.0 million under the $205.0 million Senior Credit Facility (as defined in Note 4 herein);

  •
  contributions of net proceeds of $24.0 million by Herbalife from the sale of its 15.5% Senior Notes (the "Senior Notes") (face value $38.0 million);

  •
  contribution by Whitney, Golden Gate and selected members of Herbalife International's distributor organization and senior management of $176.0 million from the sale of 12% Series A Cumulative Convertible Preferred Shares of Herbalife (the "Preferred Shares") by Herbalife; and

  •
  use of available cash balances of Herbalife International of approximately $217.1 million.

        In connection with the Acquisition, Herbalife contributed the proceeds from the sale of the Preferred Shares and the sale of the Senior Notes, totaling $200.0 million, to WH Intermediate as capital. Immediately upon the consummation of the Acquisition, WH Intermediate assumed indirectly through one of its subsidiaries the liability of $7.2 million of expenses relating to the Acquisition and related financing transactions from Herbalife, resulting in a net capital contribution of $192.8 million.

2.    Basis of Presentation

        The Company's financial statements refer to Herbalife International and its subsidiaries for periods through July 31, 2002 and to Herbalife and its subsidiaries for periods subsequent to July 31, 2002. In addition, "Predecessor" refers to Herbalife International and its subsidiaries for periods through July 31, 2002 and "Successor" refers to Herbalife and its subsidiaries for periods subsequent to July 31, 2002. The Successor financial statement also includes interest expense and amortization of debt issuance costs incurred prior to the consummation of the Acquisition.

New Accounting Pronouncements

        In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," which codifies, revises, and rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our consolidated financial statements.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards on the classification and measurement of certain instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 requires the classification of any financial instruments with a mandatory redemption feature, an obligation to repurchase equity shares, or a conditional obligation based on the issuance of a variable number of its equity shares, as a liability. The adoption of SFAS 150 did not have a material effect on the consolidated financial statements.

        In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," effective for contracts entered into or modified after June 30, 2003. This amendment clarifies when a contract meets the characteristics of a derivative, clarifies when a derivative contains a financing component, and amends certain other existing pronouncements. The adoption of SFAS 149 did not have a material effect on the consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities ("VIEs") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. VIEs created after January 1, 2004, must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPEs") created prior to February 1, 2003 may be accounted for under the original or revised interpretation's provisions. Non-SPEs created prior to February 1, 2003, should be accounted for under the Revised Interpretation's provisions. The Revised Interpretations are effective for periods after June 15, 2003 for VIEs in which the Company holds a variable interest it acquired before February 1, 2003. For entities acquired or created before February 1, 2003, the Revised Interpretations are effective no later than the end of the first reporting period that ends after March 15, 2004, except for those VIEs that are considered to be special-purpose entities, for which the effective date is no later than the end of the first reporting period that ends after December 31, 2003. The adoption of FIN 46 and the Revised Interpretations has not and is not expected to have an impact on the consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The Company does not have any material guarantees that require disclosure under FIN 45.

        FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. The Company has adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

        As noted above, the Company has adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. For the year ended December 31, 2003, the Company has not entered into any guarantees within the scope of FIN 45.

Significant Accounting Policies

Consolidation Policy

        The consolidated financial statements for the period beginning August 1, 2002 include the accounts of Herbalife and its subsidiaries and the periods prior to August 1, 2002 include the accounts of Herbalife International and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Translation of Foreign Currencies

        Foreign subsidiaries' asset and liability accounts are translated for consolidated financial reporting purposes into U.S. dollar amounts at year-end exchange rates. Revenue and expense accounts are translated at the average rates during the year. Foreign exchange translation adjustments are included in accumulated other comprehensive income (loss) on the accompanying consolidated balance sheets. Transaction losses, which include the cost of forward exchange and option contracts, were $0.5 million, $0.4 million, $1.4 million, and $6.5 million for the year ended December 31, 2001, the seven months ended July 31, 2002, the five months ended December 31, 2002, and the year ended December 31, 2003, respectively, and are included in marketing, distribution and administrative expenses in the accompanying consolidated statement of income.

Forward Exchange Contracts and Option Contracts

        The Company enters into forward exchange contracts and option contracts in managing its foreign exchange risk on sales to distributors, purchase commitments denominated in foreign currencies, intercompany transactions and bank loans. The Company also enters into interest rate caps in managing its interest rate risk on its variable rate term loan. The Company does not use the contracts for trading purposes.

        The Company has adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended and interpreted, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated as hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the underlying hedged item are recognized concurrently in earnings. If the derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the statement of operations when the hedged item affects earnings. SFAS 133 defined new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value are recognized concurrently in earnings.

Cash and Cash Equivalents

        The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of money market accounts and foreign and domestic bank accounts. To reduce its credit risk, the Company monitors the credit standing of the financial institutions that hold the Company's cash and cash equivalents.

Restricted Cash

        The Company's restricted cash pertains to a payment reserve account used to provide payment of scheduled interest and other amounts due on the Senior Notes until March 31, 2005. All amounts deposited are pledged to the Bank of New York as collateral agent for the benefit of the holders of the Senior Notes.

Marketable Securities

        The Company's marketable securities are classified as "available for sale." Fluctuations in fair value are included in accumulated other comprehensive loss on the accompanying consolidated balance sheet. Marketable securities at December 31, 2002 are comprised primarily of tax-exempt municipal bonds.

Accounts Receivable

        Accounts receivable consist principally of receivables from credit card companies, arising from the sale of product to the Company's distributors, and receivables from importers, who are utilized in a limited number of countries to sell products to distributors. Due to the geographic dispersion of its credit card receivables, the collection risk is not considered to be significant. Although receivables from importers can be significant, the Company performs ongoing credit evaluations of its importers and maintains an allowance for potential credit losses. The Company believes that it provides adequate allowances for receivables from its distributors.

Fair Value of Financial Instruments

        The Company has estimated the fair value of its financial instruments using the following methods and assumptions:

  •
  The carrying amounts of cash and cash equivalents, restricted cash, receivables, and accounts payable approximate fair value due to the short-term maturities of these instruments;

  •
  Marketable securities are based on the quoted market prices for these instruments;

  •
  Foreign exchange contracts are based on exchange rates at period end;

  •
  The fair value of option and forward contracts are based on dealer quotes;

  •
  The book values of the Company's variable rate debt instruments are considered to approximate their fair values because interest rates of those instruments approximate current rates offered to the Company; and

  •
  The fair values for fixed rate borrowings have been determined based on recent market trade values.

Inventories

        Inventories are stated at lower of cost (on the first-in, first-out basis) or market.

Long-Lived Assets

        Depreciation of furniture, fixtures, and equipment (including computer hardware and software) is computed on a straight-line basis over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized on a straight-line basis over the life of the related asset or the term of the lease, whichever is shorter.

        Long-lived assets are reviewed for impairment, based on undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of an impairment loss is based on the estimated fair market value of the asset.

        Goodwill and intangible assets with indefinite lives are evaluated on an annual basis for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are amortized over their expected lives, which are three years for the distributor network, five years for product formulas and two years for product certifications. The annual amortization expense for intangibles is $0.2 million (2001), $1.5 million (2002), $34.5 million (2003), $23.9 million (2004), $14.0 million (2005), $3.1 million (2006), and $1.8 million (2007).

Income Taxes

        Income tax expense includes income taxes payable for the current year and the change in deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. A valuation allowance is recognized to reduce the carrying value of deferred income tax assets if it is believed to be more likely than not that a component of the deferred income tax assets will not be realized.

Royalty Overrides

        An independent distributor may earn commissions, called royalty overrides or production bonuses, based on retail volume. Such commissions are based on the retail sales volume of certain other members of the independent sales force who are sponsored by the distributor. In addition, such commissions are recorded when the products are shipped.

Earnings Per Share

        Basic earnings per share represents net income for the period common shares were outstanding, divided by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share represents net earnings divided by the weighted average number of shares outstanding, inclusive of the effect of dilutive securities.

        The Company's Preferred shares converted to common shares on March 8, 2004. In periods prior to the conversion, the Company did not have any outstanding common shares. Accordingly, no basic earnings per share information has been presented for those periods. Diluted earnings per share for these periods assumes the conversion of the preferred shares to common shares and includes the dilutive effect, if any, of outstanding stock options and warrants.

        Periods after March 8, 2004 include basic earnings per share information that reflects common shares outstanding subsequent to the conversion. Diluted earnings per share for such periods also reflects the dilutive effect, if any, of outstanding stock options.

        The following are the share amounts used to compute the basic and diluted earnings per share for each period:

	2001	2002		2003
	Year ended December 31,	January 1 to July 31	August 1 to December 31	Year ended December 31,
	(predecessor)	(predecessor)	(successor)	(successor)
	(in thousands)
Weighted average shares used in basic computations	30,422	32,387	—	—
Dilutive effect of exercise of options outstanding	828	1,413	—	3,552
Dilutive effect of converted Preferred shares	—	—	102,041	103,339

Weighted average shares used in diluted computations	31,250	33,800	102,041	106,891

        Options to purchase 5,872,107 and 6,691,500 shares of common stock at prices ranging from $2.50 to $12.32 and $0.44 to $1.76 were outstanding during 2003 and the five months ended December 31, 2002, respectively, but were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the shares of common stock and therefore such options would be anti-dilutive.

Revenue Recognition

        Revenue is recognized when products are shipped and title passes to the Independent Distributor or importer. Product sales are after a discount referred to as "Distributor Allowances." Amounts billed for freight and handling costs are included in net sales. The Company generally receives the net sales price in cash or through credit card payments at the point of sale. Related royalty overrides and allowances for product returns are recorded when the merchandise is shipped.

Accounting for Stock Options

        In December 2002, the FASB issued SFAS 148 "Accounting for Stock Based Compensation—Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

        The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving

Stock Compensation," an interpretation of APB Opinion No. 25, issued March 2000, to account for its stock-based awards for employees. For options granted to employees, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123 established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123.

        The following tables illustrate the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period (in millions, except per share amounts):

	2001	2002		2003
	Year ended December 31,	January 1 to July 31	August 1 to December 31	Year ended December 31,
	(predecessor)	(predecessor)	(successor)	(successor)
Net income as reported	$42.6	$9.2	$14.0	$36.8
Add: Stock-based employee compensation expense included in reported net income	—	0.6	—	1.1
Deduct: Stock-based employee compensation expense determined under fair value based methods for all awards	(1.2)	(0.4)	—	(0.7)

Pro forma net income	$41.4	$9.4	$14.0	$37.2

Basic earnings per share
As reported	$1.40	$0.28
Pro forma	$1.36	$0.29
Diluted earnings per share
As reported	$1.36	$0.27	$0.14	$0.34
Pro forma	$1.32	$0.28	$0.14	$0.35

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

        Certain reclassifications were made to the prior year financial statements to conform to the current year presentation.

3.    Inventories

        Inventories consist primarily of finished goods available for resale and can be categorized as follows:

	December 31
	2002	2003
	(in millions)
Weight management and inner nutrition	$41.5	$44.2
Outer Nutrition®	8.2	7.0
Literature, promotional and others	7.2	8.2

Total	$56.9	$59.4

4.    Long-Term Debt

        Long-term debt consists of the following:

	At December 31
	2002	2003
	(in millions)
Senior subordinated notes	$163.0	$158.2
Borrowing under senior credit facility	135.0	119.8
Senior Notes	38.5	39.6
Discount—Senior note warrant	(1.7)	(1.6)
Capitalized leases	3.3	5.5
Other debt	2.7	3.8

	340.8	325.3
Less: current portion	19.2	72.4

	$321.6	$252.9

        Interest expense was $0.4 million, $0.2 million, $25.2 million, and $41.2 million for the year ended December 31, 2001, the seven months ended July 31, 2002, the five months ended December 31, 2002, and the year ended December 31, 2003.

        In connection with the Acquisition, the Company consummated certain related financing transactions, including the issuance by WH Acquisition on June 27, 2002 of $165.0 million of 11 3/4% Senior Subordinated Notes (the "Senior Subordinated Notes") issued at 98.716% of par, due July 15, 2010. Interest on the Senior Subordinated Notes is to be paid semi annually on January 15th and July 15th, of each year (the first payment of which was made on January 15, 2003). In connection with this financing, the Company incurred $25.1 million of debt issuance costs, which are being amortized, over the term of the debt using the effective interest rate method. During the third quarter of 2003, the Company repurchased $5 million principal value of Senior Subordinated Notes. The fair value of the Senior Subordinated Notes was $189.6 million and $165.0 million at December 31, 2003 and 2002, respectively.

        In addition, the Company, as borrower, entered into a Credit Agreement dated as of July 31, 2002 with the guarantors party, the lenders party, Rabobank International, as documentation agent, General Electric Capital Corporation, as syndication agent, UBS Securities LLC (successor in interest to UBS Warburg LLC), as arranger, and UBS AG, Stamford Branch, as administrative agent, collateral agent and issuing bank (the "Credit Agreement"), which provides for a term loan amount of $180.0 million and a revolving credit facility in the amount of $25.0 million (collectively, the "Senior Credit Facility"). In conjunction with this financing, the Company incurred $16.7 million of debt issuance costs, which are being amortized over the term of the debt using the effective interest method. The revolving credit facility is available until July 31, 2007. The term loan and the revolving credit facility bear interest, at the option of the Company, at either the alternate base rate or the LIBOR rate plus in each case an applicable margin. The base rate applicable margin for the term loan is 3.00%, while the LIBOR rate applicable margin is 4.00%. As of December 31, 2003, no amounts had been borrowed under the revolving credit facility. As of December 31, 2003, the Company had selected the LIBOR rate alternative (three months) with the December 31, 2003 interest rate of 5.1%. The base rate applicable margin for the revolving credit facility is 2.75%, while the LIBOR rate applicable margin is 3.75%. In accordance with the terms of the Senior Credit Facility, on October 30, 2002, Herbalife purchased a three-year 5% LIBOR interest rate cap covering $34.4 million of the term loan.

        Also, in connection with the Acquisition, the Company issued and sold $38.0 million principal amount of 15.5% Senior Notes ("Senior Notes"), due July 15, 2011. The Senior Notes accrue interest at the rate of 15.5% per annum. Interest is required to be paid on March 31, June 30, September 30, and December 31 in each year commencing September 30, 2002. In accordance with the terms of the Senior Notes, 12.5% per annum of the interest payable quarterly is to be paid in cash and 3.0% per annum of the interest payable quarterly is to be paid through the issuance of additional notes. The principal amount of the Senior Notes is required to be paid on July 15, 2011. From the net proceeds of the issuance of the Senior Notes, the Company established and deposited $12.5 million to a payment reserve account to provide payment when due of scheduled cash interest payments until March 31, 2005 and, in certain circumstances, other amounts due on the Senior Notes. All amounts deposited in the payment reserve account are pledged by the Company to The Bank of New York, as collateral agent for the benefit of the holders of the Senior Notes. The balance of the payment reserve account was $5.7 million at December 31, 2003, and it was reflected in the restricted cash balance on the balance sheet.

        In connection with the sale of the Company's Senior Notes, the Company issued warrants for approximately 2.0 million preferred shares to the purchasers of the Senior Notes. Affiliates of Whitney hold warrants with the right to purchase 0.9 million preferred shares. The warrants may be exercised at any time at a price of $0.01 per share. The warrants also have customary protection against dilution. The Company allocated $1.8 million as capital surplus for the issuance of the warrants on July 31, 2002. The Senior Notes were discounted by the same amount and such discount will be amortized over the term of the Senior Notes.

        The Senior Subordinated Notes and the Senior Credit Facility are guaranteed by the Guarantors (as defined in Note 15 herein). The Senior Credit Facility is also guaranteed by Herbalife. The obligations under the Senior Credit Facility are secured by (i) first priority pledges of (A) all of the shares of the Guarantors and (B) 65% of the equity interests of the foreign subsidiaries of Herbalife International that are not Guarantors other than HIIP Investment Co., LLC, Herbalife Foreign Sales Corporation, Importadora Y Distribuidora Herbalife International de Chile Limitada, Herbalife International Greece S.A., Herbalife Hungary Trading, Limited, PT Herbalife Indonesia, Herbalife International SBN, BHD, HBL International Maroc S.à.R.L., Herbalife International Products N.V., Herbalife International Holdings, Inc., Herbalife International, S.A., Herbalife Dominicana, S.A., and Herbalife Del Ecuador, S.A. and (ii) security interests in and liens on all accounts receivable, inventory and other property and assets of Herbalife and the Guarantors (other than the escrow account for interest on the Senior Notes).

        The Senior Subordinated Notes, the Senior Credit Facility and the Senior Notes include customary covenants that restrict, among other things, the ability to incur additional debt, pay dividends or make certain other restricted payments, incur liens, merge or sell all or substantially all of the assets, or enter into various transactions with affiliates. Additionally, the Senior Credit Facility includes covenants relating to the maintenance of certain leverage, fixed charge coverage, and interest coverage ratios.

        In December 2002, the Company and its lenders amended the Credit Agreement. Under the terms of the amendment, the Company made a prepayment of $40.0 million on December 30, 2002. In connection with this prepayment, the lenders waived the December 31, 2002 and March 31, 2003 mandatory amortization payments of $7.5 million along with a mandatory 50% excess cash flow payment solely for the year ended December 31, 2002. The Company's debt agreement has a provision that requires the Company to make early payments to the extent of excess cash flow, as defined. In addition, Herbalife International was allowed to pay certain monitoring fees to Whitney and Golden Gate that under the terms of the original Credit Agreement were to be accrued, but not paid, until the obligations under the Credit Agreement had been paid in full. The amortization of the principal payments was also modified so that Herbalife International was obligated to pay approximately $2.2 million on June 30, 2003 and will pay $6.5 million in each subsequent quarter through March 31, 2008, with the final payment on June 30, 2008 being approximately $8.7 million. As of December 31, 2003, Herbalife International anticipated a $40 million mandatory excess cash flow payment in the first quarter of 2004. Consequently, the future quarterly principal payments will be reduced. However, the Company may be obligated to make future excess cash flow payments as described above. In addition, Herbalife International was granted the right to make prepayments, of up to $25 million in aggregate principal amount, on the Senior Subordinated Notes over the life of the Credit Agreement provided that Herbalife meets an agreed upon leverage ratio.

        As of December 31, 2003, certain Whitney affiliated companies had provided funding for $5.1 million of the term loan under the Senior Credit Facility, $1.3 million of the Senior Subordinated Notes and held $17.3 million of the Senior Notes.

        Annual scheduled payments of long-term debt are: $72.4 million (2004), $17.5 million (2005), $15.5 million (2006), $15.0 million (2007), $8.7 (2008), and $196.2 million (thereafter).

5.    Lease obligations

        The Company has warehouse, office, furniture, fixtures and equipment leases, which expire at various dates through 2011. Under the lease agreements, the Company is also obligated to pay property taxes, insurance, and maintenance costs.

        Certain of the leases contain renewal options. Future minimum rental commitments for non-cancelable operating leases and capital leases at December 31, 2003 were as follows:

	Operating	Capital
	(in millions)
2004	$12.6	$3.3
2005	9.4	1.9
2006	4.7	0.5
2007	1.4	—
2008	1.2	—
Thereafter	0.4	—

Total	$29.7	5.7

Less: amounts included above representing interest		0.2

Present value of net minimum lease payments		$5.5

        Rental expense for 2001, the seven months ended July 31, 2002, the five month period ended December 31, 2002 and the year ended December 31, 2003 was $20.0 million, $11.6 million, $8.6 million, and $21.0 million, respectively.

        Property under capital leases is included in property on the accompanying consolidated balance sheets as follows: (in millions)

	December 31
	2002	2003
	(in millions)
Equipment	$9.9	$10.2
Less: accumulated depreciation	(6.8)	(4.7)

Total	$3.1	$5.5

6.    Employee compensation plans

        The Company maintains a profit sharing plan pursuant to Sections 401 (a) and (k) of the Internal Revenue Code. The plan is available to substantially all employees who meet length of service requirements. Employees may elect to contribute 2% to 17% of their compensation, and the Company will match 3% of the earnings of each employee who elects to defer 2% or more of his or her earnings. Participants are partially vested in the Company contributions after one year and fully vested after five years. The Company contributed $1.3 million, $0.8 million, $0.6 million, and $1.3 million for the year ended December 31, 2001, the seven months ended July 31, 2002, the five months ended December 31, 2002, and the year ended December 31, 2003, respectively.

        The Company has two non-qualified, deferred compensation plans for select groups of management: the "Management Plan" and the "Senior Executive Plan." The deferred compensation plans allow eligible employees to elect annually to defer up to 50% of their base annual salary and up to 100% of their annual bonus for each calendar year (the "Annual Deferral Amount"). The Company makes matching contributions on behalf of each participant in the Senior Executive Plan. Effective for 2002, the Senior

Executive Plan was amended to provide that the amount of the matching contributions is to be determined by the Company in its discretion. For 2003, the matching contribution was 3% of a participant's base salary.

        Each participant in either of the two deferred compensation plans has at all times a fully vested and non-forfeitable interest in each year's contribution, including interest credited thereto, and in any Company matching contributions, if applicable. In connection with a participant's election to defer an Annual Deferral Amount, the participant may also elect to receive a short-term payout, equal to the Annual Deferral Amount plus interest. Such amount is payable in two or more years from the first day of the year in which the Annual Deferral Amount is actually deferred.

        In July 2002, the Company adopted an additional deferred compensation plan, the ("Supplemental Plan"). The Supplemental Plan allows employees to participate, who are highly compensated and who are eligible to participate in the Change in Control Plan. The administrative committee that manages and administers the plans (the "Deferred Compensation Committee") allows eligible employees to defer up to 100% of their Change in Control Payments.

        Each participant in the Supplemental Plan will be deemed to have invested in funds that provide a return equal to the short-term AFR, within the meaning of the code. The entire interest of each participant in the Supplemental Plan is always fully vested and non-forfeitable. In connection with a participant's election to defer the Change in Control Payment, the participant may also elect to receive a short-term payout, equal to the deferral amount plus earnings, which is payable two or more years from the first day of the year in which the deferral amount is actually deferred. Subject to the short-term payout provision and specified exceptions for unforeseeable financial emergencies, a participant may not withdraw, without incurring a ten percent (10%) withdrawal penalty, all or any portion of his or her account under the Supplemental Plan prior to the date that such participant either (1) is determined by the Deferred Compensation Committee to have incurred permanent and total disability of (2) dies or otherwise terminates employment with the Company.

        The total deferred compensation expense of the three deferred compensation plans net of participant contributions was $3.9 million, $1.9 million, $1.3 million, and $1.0 million for 2001, seven months ended July 31, 2002, five months ended December 31, 2002, and the year ended December 31, 2003, respectively. The total long-term deferred compensation liability under the three deferred compensation plans was $22.4 million and $26.2 million at December 31, 2003 and 2002.

        The Company has an Executive Retention Plan. The purpose of the Executive Retention Plan is to provide financial incentives for a select group of management and highly compensated employees of the Company to continue to provide services to the Company during the period immediately before and immediately after change in control, as defined.

        As a result of certain actions by Herbalife International's Board, the Acquisition was not deemed to be a Change in Control under the Executive Retention Plan. Thus, the consummation of the Acquisition did not result in the payment of any benefit pursuant to the Executive Retention Plan.

        The Company also established an Executive Retention Trust to provide benefits under the Executive Retention Plan. The Executive Retention Trust is an irrevocable trust established with an institutional trustee. The Administrative Committee of the Executive Retention Plan will establish an individual account in the Executive Retention Trust for each participant in the Executive Retention Plan. Until the occurrence of a change in control, the Administrative Committee will control the investment of the assets in the Executive Retention Trust, and will determine the allocation of the assets of the Executive Retention

Trust to the individual accounts of participants. Each participant who qualifies for a benefit under the Executive Retention Plan will receive a lump sum benefit equal to the dollar amount in his or her individual account in the Executive Retention Trust. The benefit shall be paid within 90 days after the participant qualifies for the benefit. If a participant's employment with the Company terminates before the participant qualifies for a benefit under the Executive Retention Plan, the participant's account in the Executive Retention Trust will revert to the Company. A participant's benefit under the Executive Retention Plan will be reduced if the amount would cause payment of federal excise tax.

        The deferred compensation plans are unfunded and their benefits are paid from the general assets of the Company, except that the Company has contributed to a "rabbi trust" whose assets will be used to pay the benefits if the Company remains solvent, but can be reached by the Company's creditors if the Company becomes insolvent. The value of the assets in the "rabbi trust" was $18.5 million and $27.5 million as of December 31, 2003 and 2002, respectively. The Company has also contributed to the Executive Retention Trust, which is an irrevocable trust. This irrevocable trust's assets will be used to pay the benefits of the Executive Retention Plan and are not intended to be reachable by the Company's creditors. The value of the assets in the irrevocable trust was $2.8 million and $4.5 million as of December 31, 2003 and 2002, respectively.

        The Company had two Change in Control Plans for Senior Management, a Change in Control Plan and a Management Employee Change in Control Plan. Pursuant to the agreements in place prior to the signing of the Merger Agreement, upon consummation of the Acquisition, certain of the Company's executives received change in control payments (after making necessary adjustments for purposes of Section 280G and 4999 of the Code) of $7.6 million. Pursuant to the Herbalife Management Employee Change in Control Plan, which was in place prior to signing of the Merger Agreement, eligible employees that within one year after the occurrence of a Change in Control were involuntarily terminated by the Company would be entitled to receive one year of their base compensation. The agreement expired on July 31, 2003. As a result of the Acquisition, the Change in Control Payments were made and expensed in July 2002.

7.    Retirement plan

        The Company had a nonqualified, non-contributory Supplemental Executive Retirement Plan ("SERP") providing retirement benefits for a select group of management and highly compensated employees. The normal retirement benefit under the SERP is 60 quarterly installment payments commencing at age 65, each of which equals one-quarter of 2% of "compensation" times the number of years of participation up to 20 years. A participant becomes fully vested in his or her interest in the SERP on his or her normal or early retirement date, death, or disability, or on a change in control of the Company. If a participant's employment is terminated for cause, the Company has the discretion to reduce his or her vested benefit to zero. In all other cases, a participant's vested interest is zero until he or she has completed five years of participation, and gradually increases to 100% when he or she has completed nine years of participation. The Plan Administrator has the discretion to credit a participant with additional years of participation as of his or her date of hire or commencement of participation in the SERP. The SERP was completely curtailed effective December 31, 2002. At December 31, 2002 the liability to SERP participants was $5.9 million and participants either received a cash payment in the first quarter of 2003 or a rollover to the Company's deferred compensation plan on January 1, 2003. The following table shows the net periodic pension cost and other data about the SERP:

2002
(in millions)
Change in benefit obligation
Benefit obligation at beginning of year	$11.4
Service cost	1.4
Interest cost	0.7
Amendments	(3.1)
Actuarial (gain) loss	(3.1)
Benefits paid	(1.4)

Benefit obligation at end of year	$5.9

Funded status	$(5.9)
Unrecognized actuarial loss	—
Unrecognized prior service cost	—

Net amount recognized	$(5.9)

Amounts recognized in the consolidated balance sheets
Consists of:
Accrued benefit liability	$(5.9)
Intangible asset	—
Net amount recognized	$(5.9)
Weighted-average assumptions as of December 31
Discount rate	N/A
Rate of compensation increase	N/A
	2001	2002
Components of net periodic benefit cost
Service cost	$1.4	$1.4
Interest cost	0.7	0.7
Amortization of prior service cost	0.5	0.5

Net periodic pension cost	$2.6	$2.6

8.    Transactions with related parties

        The Company has entered into agreements with Whitney and Golden Gate to pay monitoring fees for their services and other fees and expenses. Under the monitoring fee agreements, the Company is obligated to pay an annual amount of up to $5.0 million, but not less than $2.5 million for an initial period of ten years subject to the provisions in the Credit Agreement as amended. For the period August 1 to December 31, 2002 and for the year ended December 31, 2003, the Company expensed monitoring fees in the amount of $2.1 million and $5.0 million and other expenses of $0.1 million and $3.4 million, respectively. In addition, in connection with the Acquisition, the Company paid Whitney and Golden Gate $24.1 million in fees, which have been classified in the balance sheet as deferred financing costs and are being amortized.

        Selected members of the Company's distributor organization and senior management have purchased, either from Herbalife or from the Equity Sponsors, Herbalife's 12% Series A Cumulative Convertible Preferred Shares. The price paid by participating members of the Company's distributor organization and senior management to the Equity Sponsors in the August and October 31, 2002 offering was $1.76 per share. The January 31, 2003 offering to members of the Company's President's Team by the Equity Sponsors was $1.97 per share. In connection with the May 20, 2003 offering by the Equity Club, the price paid by members of the Company's President's Team to the Equity Sponsors and by members of the Company's Chairman's Club to Herbalife was $2.21 per share. Michael O. Johnson, the Company's Chief Executive Officer, purchased from Herbalife 203,620 shares on June 24, 2003. The price paid by Mr. Johnson was the same price paid by members of the Company's distributor organization in the May 20, 2003 offering.

        Francis Tirelli, the Company's former Chief Executive Officer, entered into a separation and general release agreement with the Company, effective on December 24, 2002. The preferred shares previously owned by Mr. Tirelli were purchased by certain existing shareholders and in connection therewith, an advance of $0.5 million was made by the Company's subsidiary, Herbalife International of America, Inc., to those shareholders. As of December 31, 2003 $0.3 million is outstanding.

        In June 2003, Herbalife entered into a subscription agreement with its Chief Executive Officer, Michael Johnson, pursuant to which Herbalife has issued 0.2 million newly issued preferred shares at a price of $2.21 per share. The price paid by Mr. Johnson was the same price paid by members of the Company's distributors in a May 2003 offering. In addition, Mr. Johnson was granted options to purchase 5.9 million common shares in five tranches consisting of approximately 1.2 million shares each. The purchase price per share for each separate tranche is $0.44, $1.76, $5.28, $8.80, and $12.32, respectively. The Company has certain repurchase rights with respect to shares acquired upon exercise of these options, as further detailed in Note 10, except that the repurchase rights with respect to shares which can be repurchased at the lower of the exercise price or the fair value of the shares lapse on the earlier of the fifth anniversary of the date of grant or on initial public offering of the Company.

9.    Contingencies

        The Company is from time to time engaged in routine litigation. The Company regularly reviews all pending litigation matters in which it is involved and establishes reserves deemed appropriate by management for these litigation matters when a probable loss estimate can be made.

        Herbalife International is a defendant in a purported class action lawsuit pending in the U.S. District Court of California (Jacobs v. Herbalife International, Inc., et al) originally filed on February 19, 2002 challenging marketing practices of several distributors and Herbalife International under various state and federal laws. Without in any way admitting liability or wrongdoing, we have reached a binding settlement with the plaintiffs, subject to final court approval. Under the terms of the settlement, we will (i) pay $3 million into a fund to be distributed to former supervisor-level distributors who had purchased Newest Way to Wealth materials from the other defendants in this matter, (ii) up to a maximum aggregate amount of $1 million, refund to former supervisor-level distributors the amounts they had paid to purchase such Newest Way to Wealth materials from the other defendants in this matter, and (iii) up to a maximum aggregate amount of $2 million, offer rebates on certain new purchases of our products to those current supervisor-level distributors who had purchased Newest Way to Wealth materials from the other defendants in this matter.

        Herbalife International and certain of its distributors have been named as defendants in a purported class action lawsuit filed July 16, 2003 in the Circuit Court of Ohio County in the State of West Virginia (Mey v. Herbalife International, Inc., et al). The complaint alleges that certain telemarketing practices of certain Herbalife International distributors violate the Telephone Consumer Protection Act and seeks to hold Herbalife International liable for the practices of its distributors. We believe that we have meritorious defenses to the suit.

        As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, the Company has been subjected to various product liability claims. The effects of these claims to date have not been material to the Company, and the reasonably possible range of exposure on currently existing claims is not material. The Company believes that it has meritorious defenses to the allegations contained in the lawsuits. The Company currently maintains product liability insurance with an annual deductible of $10.0 million.

        Certain of the Company's subsidiaries have been subject to tax audits by governmental authorities in their respective countries. In certain of these tax audits, governmental authorities are proposing that significant amounts of additional taxes and related interest and penalties are due. The Company and its tax advisors believe that there are substantial defenses to their allegations that additional taxes are owing, and the Company is vigorously contesting the additional proposed taxes and related charges. These matters may take several years to resolve, and the Company cannot be sure of their ultimate resolution. However, it is the opinion of management that adverse outcomes, if any, will not likely result in a material effect on our financial condition and operating results.

10. Shareholders' equity

        The Company had authorized 103 million preferred shares at $0.001 par value. The Company increased the number of authorized preferred shares from 103 million to 106 million on July 31, 2003. On July 31, 2002, 100 million preferred shares were issued for $176 million in a private placement offering. On May 30, 2003, an additional 1.8 million preferred shares were sold for $4 million in a private placement offering. On August 27, an additional 0.2 million preferred shares were sold to the Company's Chief Executive Officer, Michael Johnson, pursuant to a subscription agreement entered into in June, 2003. The preferred shares have dividend provisions and liquidation preference over the common shares. The preferred shares also have redemption rights.

        Preferred shares are entitled to receive cash dividends, at a rate per annum equal to 12% of the original issue price. Unpaid dividends will compound on a quarterly basis. All dividends are cumulative from the accrual date, whether or not earned or declared. Upon a redemption of the preferred shares, accrued and unpaid dividends shall be paid by the Company, at the election of the Company, in cash or in common shares. Payment of dividends is subject to restrictions imposed by the debt documents. The total undeclared and unpaid accumulative dividend on preferred shares was $32.8 million and $9.0 million on December 31, 2003 and 2002, respectively.

        Upon any liquidation, dissolution or winding-up of the Company, each holder of preferred shares will have the right to receive for each preferred share (i) before any distribution or payment to the holder of common shares, the amount equal to the original issue price, plus any accrued and unpaid dividends thereon plus (ii) the amount the holder would have received with respect to such holder's common shares assuming that the preferred shares had been converted into common shares immediately prior to such winding up.

        Preferred shares shall automatically convert on the earlier of (x) an initial public offering of the Company and (y) a sale, Acquisition or other change of control event into a unit consisting of (i) one share of common per preferred share subject to some adjustments and (ii) the right to receive cash equal to the original issue price per preferred share.

        The terms of the preferred shares contain anti-dilution adjustments for structural events such as stock splits, dividends, combinations, subdivisions, and reclassifications.

        The Shareholders' Agreement (to which all shareholders are party) gives the Company and the equity sponsors the right to repurchase shares from employees and distributors of the Company in certain circumstances which include the dismissal, death or retirement of an employee or distributor. The price at which preferred shares may be repurchased is the greater of formula price or cost for a termination without cause, or the lesser of formula price or cost for a termination for cause. The price at which common shares may be repurchased is the greater of current market price or cost for a termination without cause, or the lesser of current market price of cost for a termination for cause.

        The Company has entered into arrangements with its stockholders and the holders of its Senior Notes that grant such holders pre-emptive rights, protection from dilution, and certain negative covenants. These arrangements may restrict the ability of the Company to issue additional equity.

        The Company did not have any common shares outstanding as of December 31, 2003 and 2002.

        WH Holdings (Cayman Islands) Ltd. Stock Option Plan ("Management Plan").    Herbalife has established a stock option plan that provides for the grant of options to purchase common shares of WH Holdings (Cayman Islands) Ltd. to members of management of Herbalife International. The option plan is administered by a committee appointed by the Board of Herbalife. Upon conversion of the options into common shares of Herbalife, members of management of Herbalife International will be required to enter into a shareholders' agreement and a registration rights agreement with Herbalife.

        WH Holdings (Cayman Islands) Ltd. Independent Directors Stock Option Plan ("Independent Directors Plan").    Herbalife has established an independent directors stock option plan that provides for the grant of options to purchase common shares of Herbalife to independent directors of Herbalife. One million shares have been reserved for grant under this plan.

        Approximately 15.5% of the share capital at the time of the Acquisition or 18.7 million shares of Herbalife's are available for grants under the two plans. As of December 31, 2003, the Company had granted approximately 17.7 million stock options, of which 0.8 million were under the Independent Directors Plan.

        The Management Plan and the Independent Directors Plan (collectively, the "Plans") call for options to be granted with exercise prices not less than the fair value of the underlying shares on the date of grant. Options under the Plans vest and become exercisable in quarterly 5% increments unless provided otherwise by the applicable grant agreement. Options granted under the plans have a contractual life of 10 years and shares issued on exercise are subject to certain repurchase provisions following a termination in employment or directorship.

        On November 6, 2003, the Board of the Company approved an amendment to its stock option plan under the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan with certain senior management employees ("Senior Plan"). Under the previous terms, the Company determined that the options did not substantively vest since they could be repurchased by the Company at the lower of fair market value or exercise price. Accordingly, the Company concluded that there would not be a measurement date until a liquidity event occurred when the Company's repurchase right would expire for GAAP purposes under the plan and no compensation expense was recognized. The Company has also concluded that the amendments result in a fixed plan with a measurement date as of November 6, 2003. Based on the estimated fair value of the Company's common shares, the Company believes the fair value of the common shares issuable upon exercise of the options exceeded the exercise price per share for the options on this date and recorded a compensation charge to account for the indicated intrinsic value. The total intrinsic value and the related compensation expense is $9.4 million which will be recognized over a 7-year period following the date of grant, beginning with $1.2 million in the fourth quarter of 2003, representing the portion of the options that have already vested, and $1.3 million per year until fully expensed.

        Under the Management Plan, upon termination of employment, excluding senior executives, Herbalife and the institutional shareholders will have the right to repurchase the shares acquired upon the exercise of options within a specified period at a price not less than (a) the fair market value at the time of termination or (b) the exercise price, however, the right to repurchase at the exercise price shall lapse at the rate of 20% per annum. Upon termination of a senior executive, Herbalife and the institutional shareholders have the right to repurchase the shares if such termination (i) was voluntary, due to resignation or for cause (A) before the seventh anniversary of the option grant, at an amount equal to the lesser of: (a) the fair market value at the time of repurchase or (b) after the seventh anniversary of the option grant, at an amount equal to the fair market value at the time of repurchasing; or (ii) was involuntary without cause or because of death, retirement or disability at an amount equal to the greater of: (a) the fair market value at the time of such termination; or (b) the exercise price.

        Under the Independent Directors Plan, upon termination of an Independent Director, Herbalife and the institutional shareholders have the right to repurchase the shares if such termination (i) was voluntary, due to resignation or for cause at an amount equal to the lesser of: (a) the fair market value at the time of such termination; or (b) the exercise price; (ii) was involuntary without cause or because of death, retirement or disability at an amount equal to the greater of: (a) the fair market value at the time of such termination; or (b) the exercise price.

        Option groups outstanding at December 31, 2001, July 31, 2002, December 31, 2002, December 31, 2003 and related option information is as follows:

	Herbalife common shares
2003 (successor)	Options	Weighted average exercise price
	(in millions)
Outstanding at January 1, 2003	6.7	$1.18
Granted	12.1	4.08
Exercised	—	—
Cancelled	(1.1)	1.15
Outstanding at December 31	17.7	$3.17
Available for grant at December 31	1.0

Total reserved shares	18.7

Exercisable at December 31	2.5	$1.14

Option prices per share
Granted	$0.44 - $12.32
Exercised	—
Weighted average fair value of options granted during the year	$0.24
	Herbalife common shares
2002 (successor)	Options	Weighted average exercise price
	(in millions)
Granted	6.7	$1.18
Exercised	—	—
Canceled	—	—
Outstanding at December 31	6.7	$1.18
Available for grant at December 31	12.0

Total reserved shares	18.7

Exercisable at December 31	0.3	$1.19

Option prices per share
Granted	$0.44 - $1.76
Exercised	—
Weighted average fair value of options granted during the year	$0.03

	Class A stock		Class B stock
2002 (predecessor)	Options	Weighted average exercise price	Options	Weighted average exercise price
	(in millions)		(in millions)
Outstanding at January 1	0.9	$7.88	3.8	$7.33
Granted	—	—	—	—
Exercised	(0.3)	7.90	(1.1)	6.85
Canceled	—	—	—	—
Converted	(0.6)	7.86	(2.7)	7.54

Outstanding at July 31	—	$—	—	$—

Available for grant at July 31	—		—

Total reserved shares	—		—

Exercisable at July 31	—	$—	—	$—

Option prices per share
Granted	—	—
Exercised	$7.38 - $8.00		$6.63
Weighted average fair value of options granted during the year	—		—
	Class A stock		Class B stock
2001 (predecessor)	Options	Weighted average exercise price	Options	Weighted average exercise price
	(in millions)		(in millions)
Outstanding at January 1	2.0	$7.89	4.6	$6.67
Granted	—	—	0.5	11.30
Exercised	(1.1)	7.89	(1.3)	6.52
Canceled	—	—	—	—
Outstanding at December 31	0.9	$7.88	3.8	$7.33
Available for grant at December 31	0.1		0.2

Total reserved shares	1.0		4.0

Exercisable at December 31	0.9	$7.87	2.7	$6.75

Option prices per share
Granted	—		$11.30
Exercised	$7.38 - $8.00		$6.63 - $8.63
Weighted average fair value of options granted during the year	—		$3.14

        The fair value of the stock options granted during the periods presented was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2001		2002			2003
	Year ended December 31		January 1 to July 31
					August 1 to December 31	Year ended December 31
	Class A		Class A	Class B
		Class B			Common	Common
	(Predecessor)		(Predecessor)		(Successor)	(Successor)
Risk free interest rate	N/A	2.92%	N/A	N/A	3.20%	3.00%
Expected option life	N/A	3.0 years	N/A	N/A	5.0 years	5.0 years
Volatility	N/A	56.67%	N/A	N/A	0.00%	0.00%
Dividend yield	N/A	6.50%	N/A	N/A	0.00%	0.00%

        The following table summarizes information regarding option groups outstanding at December 31, 2003:

Range of Exercise Price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price
	(in millions)			(in millions)
$0.44	6.1	9.1	$0.44	1.3	$0.44
$1.76	5.7	9.0	$1.76	1.1	$1.76
$2.50 - $11.50	4.6	9.4	$6.03	0.1	$2.82
$12.32	1.3	9.3	$12.32	—	—

11.    Segment Information

        The Company is a network marketing company that sells a wide range of weight management products, nutritional supplements and personal care products within one industry segment as defined under SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's products are manufactured by third party providers and then sold to independent distributors who sell Herbalife products to retail consumers or other distributors.

        The Company has operations throughout the world and is organized and managed by geographic area. In the first quarter of 2003, the Company elected to aggregate its operating segments into one reporting segment, except U.S. and Japan, as management believes that the operating segments have similar operating characteristics and similar long term operating performance. In making this determination, management believes that the operating segments are similar in the nature of the products sold, the product acquisition process, the types of customers sold to, the methods used to distribute the products, and the nature of the regulatory environment. However, the Company does recognize revenue from sales to distributors in four geographic regions: The Americas, Europe, Asia/Pacific Rim (excluding Japan), and Japan.

        "Net sales" represents product sales including handling and freight income. The Company receives its net sales price in cash or through credit card payments upon receipt of orders from distributors.

	2001	2002		2003
	Year ended December 31	January 1 to July 31	August 1 to December 31	Year ended December 31
	(Predecessor)	(Predecessor)	(Successor)	(Successor)
	(in millions)
Net Sales:
United States	$278.8	$189.1	$117.3	$274.9
Japan	178.1	84.0	57.1	119.3
Others	563.2	371.1	275.1	765.2

Total Net Sales	$1,020.1	$644.2	$449.5	$1,159.4

Operating Margin:
United States	$111.9	$79.5	$47.0	$116.7
Japan	86.3	39.5	27.9	56.5
Others	225.2	157.4	119.7	335.1

Total Operating Margin	$423.4	$276.4	$194.6	$508.3

Marketing, distribution and administrative expense*	$354.6	$207.4	$135.5	$401.3
Acquisition transaction expense	—	54.7	6.2	—
Interest expense (income), net	(3.4)	(1.4)	23.9	41.5
Income before income taxes and minority interest	72.2	15.7	29.0	65.5
Income taxes	28.9	6.3	15.0	28.7
Minority Interest	0.7	0.2	—	—

Net Income	$42.6	$9.2	$14.0	$36.8

Net sales by product line:
Weight management	$421.9	$274.4	$191.2	$500.1
Inner nutrition	443.7	280.7	195.6	505.1
Outer Nutrition®	106.2	64.3	44.4	105.7
Literature, promotional and other	48.3	24.8	18.3	48.5

Total Net Sales	$1,020.1	$644.2	$449.5	$1,159.4

Net sales by geographic region:
Americas	$386.9	$257.6	$166.7	$424.4
Europe	283.1	193.7	149.0	448.2
Asia/Pacific Rim (excluding Japan)	172.0	108.8	76.7	167.5
Japan	178.1	84.1	57.1	119.3

Total Net Sales	$1,020.1	$644.2	$449.5	$1,159.4

Capital Expenditures:
United States	$11.5	$5.4	$2.6	$17.3
Japan	0.4	0.1	0.1	0.2
Others	2.9	1.3	0.9	2.9

Total Capital Expenditures	$14.8	$6.8	$3.6	$20.4

*
2003 includes $9.1 million of litigation cost and related expenses

	December 31,
	2002	2003
	(Successor)	(Successor)
Total Assets:
United States	$566.8	$601.0
Japan	104.8	62.9
Others	184.1	240.1

Total Assets	$855.7	$904.0

Goodwill:
United States	$88.4	$46.0
Japan	55.5	22.7
Others	67.2	98.8

Total Goodwill	$211.1	$167.5

12.    Derivative Instruments and Hedging Activities

        The Company designates certain derivatives as fair value hedges. For all qualifying and highly effective fair value hedges, the changes in the fair value of a derivative and the gain or loss on the hedged asset or liability relating to the risk being hedged are recorded currently in earnings. These amounts are recorded in marketing, distribution, and administrative expenses and provide offsets to one another.

        The Company designates certain derivatives as cash flow hedges. The Company engages in a foreign exchange hedging strategy for which the hedged transactions are forecasted foreign currency denominated intercompany transactions. The hedged risk is the variability of the foreign currency where the hedging strategy involves the purchase and sale of average rate options. For the outstanding cash flow hedges on foreign exchange exposures at December 31, 2003, the maximum length of time over which the Company is hedging these exposures is 12 months. The Company also engages in an interest rate hedging strategy for which the hedged transactions are forecasted interest payments on the variable rate term loan. The hedged risk is the variability of interest rate where the hedging strategy involves the purchase of interest rate caps. For all qualifying and highly effective cash flow hedges, the changes in the effective portion of the fair value of the derivative are recorded in other comprehensive income ("OCI"). The ineffective portion of the hedges, which was not material for any periods presented, is recognized in income currently. At December 31, 2003, the net loss in OCI was $1,392,000. Substantially, all OCI amounts will be reclassified to earnings within 12 months.

        The Company designates certain derivatives as free standing derivatives for which hedge accounting does not apply. The changes in the fair market value of the derivatives are recorded in the Company's statement of income. The Company purchases average rate put options, which give the Company the right, but not the obligation, to sell foreign currency at a specified exchange rate ("strike rate"). These contracts provide protection in the event the foreign currency weakens beyond the option strike rate. In some instances, the Company sells (writes) foreign currency call options to finance the purchase of put options, which gives the counterparty the right, but not the obligation, to buy foreign currency from the Company at a specified strike rate. These contracts serve to limit the benefit the Company would otherwise derive from strengthening of the foreign currency beyond the strike rate. Such written call options are only entered into contemporaneously with purchased put options. The fair value of option contracts is based on third-party bank quotes.

        The following table provides information about the details of the Company's option contracts. Certain option contracts were designated as cash flow hedges or fair value hedges. Certain option contracts were freestanding derivatives.

Foreign Currency	Coverage	Average strike price	Fair value	Maturity date
	(in millions)		(in millions)
At December 31, 2003
Purchase Puts (Company may sell yen/buy USD)
Japanese yen	$6.0	107.75 - 107.97	$—	Jan - Mar 2004
Japanese yen	6.0	107.39 - 107.62	0.1	Apr - Jun 2004
Japanese yen	6.0	106.95 - 107.25	0.2	Jul - Sep 2004
Japanese yen	6.0	106.43 - 106.80	0.2	Oct - Dec 2004

	$24.0		$0.5

Written Calls (Counterparty may buy yen/sell USD)
Japanese yen	$6.0	102.00	$—	Jan - Mar 2004
Japanese yen	6.0	102.00	—	Apr - Jun 2004
Japanese yen	6.0	102.00	(0.1)	Jul - Sep 2004
Japanese yen	6.0	102.00	(0.1)	Oct - Dec 2004

	$24.0		$(0.2)

Purchase Puts (Company may sell euro/buy USD)
Euro	$9.4	1.1635 - 1.1910	$—	Jan - Mar 2004
Euro	9.4	1.1588 - 1.1881	0.1	Apr - Jun 2004
Euro	5.7	1.1564 - 1.1579	—	Jul - Sep 2004
Euro	5.7	1.150 - 1.1558	0.1	Oct - Dec 2004

	$30.2		$0.2

Written Calls (Counterparty may buy euro/sell USD)
Euro	$5.7	1.21	$(0.2)	Jan - Mar 2004
Euro	5.7	1.21	(0.3)	Apr - Jun 2004
Euro	5.7	1.21	(0.3)	Jul - Sep 2004
Euro	5.7	1.21	(0.3)	Oct - Dec 2004

	$22.8		$(1.1)

At December 31, 2002
Purchase Puts (Company may sell yen/buy USD)
Japanese yen	$6.0	118.43 - 119.68	$0.1	Jan - Mar 2003
Japanese yen	6.0	118.03 - 119.30	0.1	Apr - Jun 2003

	$12.0		$0.2

Purchase Puts (Company may sell euro/buy USD)
Euro	$9.0	1.0155 - 1.0300	$—	Jan - Mar 2003
Euro	9.0	1.0155 - 1.0300	0.2	Apr - Jun 2003

	$18.0		$0.2

        Foreign exchange forward contracts are also used to hedge advances between subsidiaries and bank loans denominated in currencies other than their local currency. The objective of these contracts is to neutralize the impact of foreign currency movements on the subsidiary's operating results. The fair value of forward contracts is based on third-party bank quotes.

        The table below describes the forward contracts that were outstanding. All forward contracts were freestanding derivatives.

Foreign currency	Contract date	Forward position	Maturity date	Contract rate	Fair value
		(in millions)			(in millions)
At December 31, 2003
Buy TWD Sell EURO	12/02/2003	$2.6	1/5/2004	41.1200	$2.5
Buy CAD Sell EURO	12/02/2003	$1.2	1/5/2004	1.5682	$1.2
Buy DKK Sell EURO	12/02/2003	$0.8	1/5/2004	7.4410	$0.8
Buy SEK Sell EURO	12/02/2003	$0.8	1/5/2004	9.0145	$0.8
Buy AUD Sell EURO	12/02/2003	$1.1	1/5/2004	1.6552	$1.1
Buy AUD Sell EURO	12/19/2003	$1.5	1/5/2004	1.6810	$1.5
Buy GBP Sell USD	12/19/2003	$3.2	1/23/2004	1.7636	$3.2
Buy SEK Sell USD	12/19/2003	$1.6	1/23/2004	7.3270	$1.7
Buy JPY Sell USD	12/19/2003	$14.0	1/23/2004	107.7050	$14.1
Buy EURO Sell USD	12/19/2003	$1.0	1/23/2004	1.2381	$1.0
At December 31, 2002
Buy USD Sell Mexican Peso	12/03/2002	$10.6	1/06/2003	10.21	$10.8
Buy USD Sell Brazilian Real	12/12/2002	$1.0	1/16/2003	3.74	$0.9

        All foreign subsidiaries excluding those operating in hyper-inflationary environments designate their local currencies as their functional currency. At year end, the total amount of cash held by foreign subsidiaries primarily in Japan and Korea was $63.4 million of which $3.7 million was maintained or invested in U.S. dollars.

        The interest rate cap is used to hedge the interest rate exposure on the term loan which has a variable interest rate. They provide protection in the event the LIBOR rates increase beyond the cap rate. The table below describes the interest rate cap that was outstanding. Interest rate caps were designated as cash flow hedges.

Interest rate	Notional amount	Cap rate	Fair value	Maturity date
	(in millions)		(in millions)
At December 31, 2003
Interest Rate Cap	$34.4	5%	$—	10/31/2005
At December 31, 2002
Interest Rate Cap	$43.8	5%	$0.1	10/31/2005

13.    Income Taxes

        The components of income before income taxes are:

	2001 Year ended December 31,	2002 January 1 to July 31,	2002 August 1 to December 31,	2003 Year ended December 31,
	(predecessor)	(predecessor)	(successor)	(successor)
	(in millions)
Domestic	$50.0	$3.5	$8.4	$14.8
Foreign	22.2	12.2	20.6	50.7

	$72.2	$15.7	$29.0	$65.5

        Income taxes are as follows:

	2001 Year ended December 31,	2002 January 1 to July 31,	2002 August 1 to December 31,	2003 Year ended December 31,
	(predecessor)	(predecessor)	(successor)	(successor)
	(in millions)
Current:
Foreign	$17.7	$7.3	$17.7	$24.7
Federal	12.0	(1.9)	(4.5)	14.5
State	2.1	0.4	0.7	1.7
Deferred:
Foreign	3.7	(0.5)	(1.4)	(4.3)
Federal	(6.5)	1.1	2.7	(8.2)
State	(0.1)	(0.1)	(0.2)	0.3

	$28.9	$6.3	$15.0	$28.7

        The tax effects of temporary differences which gave rise to deferred income tax assets and liabilities are as follows:

	Year ended December 31
	2002	2003
Deferred income tax assets:
Accruals not currently deductible	$13.5	$17.4
Accrued foreign withholding tax on unremitted earnings	2.8	2.8
Foreign tax credits and tax loss carryforwards of certain foreign subsidiaries	24.8	43.9
Depreciation/amortization	0.7	0.1
Deferred compensation plan	13.1	9.1
Accrued state income taxes	—	0.6
Accrued vacation	1.6	1.4
Unrealized foreign exchange	6.2	4.7
Other	1.6	3.2

Gross deferred income tax assets	$64.3	$83.2
Less: valuation allowance	(20.1)	(42.5)

Net deferred income tax assets	44.2	40.7

Deferred income tax liabilities:
Intangible assets	$126.3	$140.2
Inventory deductibles	1.9	3.3

	$128.2	143.5

Net	$(84.0)	$(102.8)

        At December 31, 2003, the Company's deferred income tax asset for U.S. foreign tax credits of $43.6 million and net operating loss carryforwards of certain foreign subsidiaries of $3.1 million was reduced by a valuation allowance of $42.5 million. The valuation allowance includes an increase during 2003 of $14.7 million attributable to U.S. foreign tax credits applicable to periods prior to the Acquisition, therefore this amount has not affected the 2003 income statement. If tax benefits are recognized in the future through reduction of the valuation allowance, $32.9 million of such benefits will be allocated to reduce goodwill.

        During 2002, the Company recorded a deferred income tax liability in connection with identified intangible assets recorded in the acquisition of the Company. During 2003, in connection with the revaluation of these assets, the associated deferred income tax liability was increased by $28.3 million.

        During 2003, the Company recorded a deferred tax liability of $2.7 million in connection with the recording of other comprehensive income for the year related to currency translation. The total deferred tax liability at December 31, 2003 relating to accumulated comprehensive income was $2.3 million.

        The net operating loss carryforwards expire in varying amounts between 2004 and 2012. The foreign tax credit carryforwards expire in varying amounts between 2005 and 2008. Realization of the income tax carryforwards is dependent on generating sufficient taxable income prior to expiration of the carryforwards. Although realization is not assured, management believes it is more likely than not that the net carrying value of the income tax carryforwards will be realized. The amount of the income tax carryforwards that is considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

        Deferred income taxes of $2.8 million have been provided on the undistributed earnings of non-U.S. subsidiaries that are not expected to be permanently reinvested in such subsidiaries.

        The tax expense differs from the "expected" income tax expense by applying the United States statutory rate of 35% as follows:

	Year ended December 31, 2001	January 1 to July 31, 2002	August 1 to December 31, 2002	Year ended December 31, 2003
	(predecessor)	(predecessor)	(successor)	(successor)
	(in millions)
Tax expense at United States statutory rate	$25.3	$5.5	$10.1	$22.9
Increase (decrease) in tax resulting from:
Differences between U.S. and foreign tax rates on foreign income, including withholding taxes	7.1	1.8	7.4	3.9
U.S. tax (benefit) on foreign income and foreign tax credits	(7.9)	(1.6)	(5.4)	(6.3)
Increase (decrease) in valuation allowances	2.3	0.1	1.7	7.7
State taxes, net of federal benefit	1.2	0.4	0.8	1.3
Other	0.9	0.1	0.4	(0.8)

Total	$28.9	$6.3	$15.0	$28.7

        The U.S. tax benefit on foreign income and foreign tax credits shown above resulted in increases to the deferred tax asset for foreign tax credit carryovers and the valuation allowance. The valuation allowance for deferred tax assets applicable to periods prior to the Acquisition was also adjusted, as discussed above.

14.    Restructuring Reserve

        As of the date of the Acquisition, the Company began to assess and formulate a plan to reduce costs of the business and recorded a severance and restructuring accrual as part of the cost of the Acquisition. The accrued severance is for employees including executives, corporate functions, and administrative support that were identified at the time of the Acquisition. Actions required by the plan of termination began immediately after consummation of the transaction. The remaining balance of the restructuring reserve at December 31, 2003 of $2.5 million represents scheduled severance payments for employees.

        The following table summarizes the activity in the Company's restructuring accrual subsequent to July 31, 2002:

(in millions)
Accrual made as of July 31, 2002	$10.2
Additional accrual	3.0
Payments made	(10.7)

Balance at December 31, 2003	$2.5

15.    Supplemental Information

        The consolidated financial statement data, as of December 31, 2003 and 2002, for the year ended December 31, 2003 and for the period from inception to December 31, 2002 has been aggregated by entities that guarantee the Senior Subordinated Notes (the "Guarantors") and entities that do not guarantee the Senior Subordinated Notes (the "Non-Guarantors"). The Guarantors include WH Intermediate, Lux Holdings, Lux Intermediate, Lux CM (collectively, the "Parent Guarantors") and Herbalife International's operating subsidiaries in Brazil, Finland, Israel, Japan, Mexico, United Kingdom, U.S. (other than Herbalife Investment Co., LLC), Sweden, Taiwan and Thailand (collectively, the "Subsidiary Guarantors"). All other subsidiaries are Non-Guarantors. WH Holdings is not a guarantor of the Senior Subordinated Notes.

        Consolidating condensed statements of income for year ended December 31, 2003 and the periods from January 1 to July 31, 2002, August 1 to December 31, 2002, and the year ended December 31, 2001 are summarized as follows: (in millions)

	Year Ended December 31, 2003
(Successor)	Herbalife International, Inc.	Parent guarantors	Subsidiary guarantors	WH Holdings (Cayman Islands) Ltd. non-guarantor	Non- guarantors	Eliminations	Total consolidated
Net sales	$—	$126.4	$916.8	$—	$273.2	$(157.0)	$1,159.4
Cost of sales	—	25.2	232.1	—	134.6	(156.1)	235.8
Royalty overrides	—	4.1	249.2	—	162.1	—	415.4
Marketing, distribution & administrative expenses	40.3	6.0	272.7	0.4	81.8	—	401.2
Equity in subsidiary (income) loss	(76.6)	(42.9)	(2.1)	(43.6)	—	165.2	—
Interest expense—net	34.9	0.2	(0.1)	6.4	0.1	—	41.5
Intercompany charges	(25.1)	90.2	67.2	—	(132.3)	—	—

Income before income taxes and minority interest	26.5	43.6	97.8	36.8	26.9	(166.1)	65.5
Income taxes	(16.2)	—	35.9	—	9.2	(0.2)	28.7

NET INCOME	$42.7	$43.6	$61.9	$36.8	$17.7	$(165.9)	$36.8

	August 1 to December 31, 2002
(Successor)	Herbalife International, Inc.	Parent guarantors	Subsidiary guarantors	WH Holdings (Cayman Islands) Ltd. non-guarantor	Non- guarantors	Eliminations	Total consolidated
Net sales	$—	$—	$386.1	$—	$101.3	$(37.9)	$449.5
Cost of sales	—	—	86.8	—	46.5	(38.3)	95.0
Royalty overrides	—	—	103.9	—	56.0	—	159.9
Marketing, distribution & administrative expenses	4.1	—	95.7	0.2	35.5	—	135.5
Acquisition transaction expenses	—	—	—	6.2	—	—	6.2
Equity in subsidiary (income) loss	(37.1)	(32.0)	(0.3)	(22.9)	—	92.3	—
Interest expense—net	22.6	—	(1.1)	2.4	—	—	23.9
Intercompany charges	(4.8)	—	45.5	—	(41.0)	0.3	—

Income before income taxes and minority interest	15.2	32.0	55.6	14.1	4.3	(92.2)	29.0
Income taxes	(16.7)	9.1	21.2	(0.1)	1.5	—	15.0

Income before minority interest	31.9	22.9	34.4	14.2	2.8	(92.2)	14.0
Minority interest	—	—	—	—	—	—	—

NET INCOME	$31.9	$22.9	$34.4	$14.2	$2.8	$(92.2)	$14.0

	January 1 to July 31, 2002
(Predecessor)	Herbalife International, Inc.	Subsidiary guarantors	Non- guarantors	Eliminations	Total consolidated
Net sales	$—	$551.3	$142.5	$(49.6)	$644.2
Cost of sales	—	128.1	63.2	(50.7)	140.6
Royalty overrides	—	147.3	79.9	—	227.2
Marketing, distribution & administrative expenses	(0.8)	165.9	42.3	—	207.4
Acquisition transaction expenses	54.7	—	—	—	54.7
Equity in subsidiary (income) loss	(36.4)	(0.5)	—	36.9	—
Interest expense—net	—	(1.8)	0.4	—	(1.4)
Intercompany charges	(7.5)	62.9	(55.4)	—	—

Income before income taxes and minority interest	(10.0)	49.4	12.1	(35.8)	15.7
Income taxes	(18.6)	19.9	5.0	—	6.3

Income before minority interest	8.6	29.5	7.1	(35.8)	9.4
Minority interest	—	0.2	—	—	0.2

NET INCOME	$8.6	$29.3	$7.1	$(35.8)	$9.2

	Year Ended December 31, 2001
(Predecessor)	Herbalife International, Inc.	Subsidiary guarantors	Non- guarantors	Eliminations	Total consolidated
Net sales	$—	$877.8	$218.3	$(76.0)	$1,020.1
Cost of sales	—	216.9	97.0	(72.4)	241.5
Royalty overrides	—	238.8	116.4	—	355.2
Marketing, distribution & administrative expenses	0.4	281.2	73.0	—	354.6
Acquisition transaction expenses	—	—	—	—	—
Equity in subsidiary (income) loss	(43.4)	(0.8)	—	44.2	—
Interest expense—net	—	(3.4)	—	—	(3.4)
Intercompany charges	(6.4)	76.5	(70.0)	(0.1)	—

Income before income taxes and minority interest	49.4	68.6	1.9	(47.7)	72.2
Income taxes	2.5	22.6	3.8	—	28.9

Income before minority interest	46.9	46.0	(1.9)	(47.7)	43.3
Minority interest	—	0.7	—	—	0.7

NET INCOME	$46.9	$45.3	$(1.9)	$(47.7)	$42.6

15. Supplemental Information

      Consolidating condensed balance sheet data as of December 31, 2003 and as of December 31, 2002 is summarized as follows: (in millions)

	December 31, 2003
	Herbalife International, Inc.	Parent guarantors	Subsidiary guarantors	WH Holdings (Cayman Islands) Ltd. non-guarantor	Non- guarantors	Eliminations	Total consolidated
CURRENT ASSETS:
Cash and marketable securities	$0.1	$13.8	$92.5	$9.4	$40.6	$—	$156.4
Receivables	—	—	23.0	1.5	7.5	—	32.0
Intercompany receivables	196.7	(23.3)	(89.4)	—	(84.0)	—	—
Inventories	—	26.0	23.9	—	15.0	(5.5)	59.4
Other current assets	(2.5)	2.2	26.9	—	3.4	—	30.0

Total current assets	194.3	18.7	76.9	10.9	(17.5)	(5.5)	277.8
Property, net	0.3	2.1	37.7	—	5.3	—	45.4
OTHER NON-CURRENT ASSETS	448.9	65.8	129.8	238.7	68.5	(370.9)	580.8

TOTAL ASSETS	$643.5	$86.6	$244.4	$249.6	$56.3	$(376.4)	$904.0

CURRENT LIABILITIES:
Accounts payable	$—	$8.2	$10.4	$0.1	$3.8	$—	$22.5
Royalties overrides	—	0.7	45.7	—	30.1	—	76.5
Accrued compensation and expenses	8.7	10.2	44.7	—	15.2	—	78.8
Other current liabilities	41.1	0.4	55.6	(0.2)	1.5	—	98.4

Total current liabilities	49.8	19.5	156.4	(0.1)	50.6	—	276.2
NON-CURRENT LIABILITIES	351.9	0.3	(0.9)	38.0	0.7	—	390.0
MINORITY INTEREST	—	—	—	—	—	—	—
SHAREHOLDERS' EQUITY	241.8	66.8	88.9	211.7	5.0	(376.4)	237.8

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$643.5	$86.6	$244.4	$249.6	$56.3	$(376.4)	$904.0

	December 31, 2002
	Herbalife International, Inc.	Parent guarantors	Subsidiary guarantors	WH Holdings (Cayman Islands) Ltd. non-guarantor	Non- guarantors	Eliminations	Total consolidated
CURRENT ASSETS:
Cash and marketable securities	$0.3	$—	$39.6	$10.6	$25.5	$—	$76.0
Receivables	—	—	24.0	0.2	5.7	(0.9)	29.0
Intercompany receivables	141.8	—	(75.9)	—	(65.9)	—	—
Inventories	—	—	46.2	—	15.2	(4.5)	56.9
Other current assets	0.2	0.2	38.2	—	18.6	(14.4)	42.8

Total current assets	142.3	0.2	72.1	10.8	(0.9)	(19.8)	204.7
Property, net	—	—	37.4	—	8.7	—	46.1
OTHER NON-CURRENT ASSETS	394.3	32.0	195.3	218.0	55.2	(289.9)	604.9

TOTAL ASSETS	$536.6	$32.2	$304.8	$228.8	$63.0	$(309.7)	$855.7

CURRENT LIABILITIES:
Accounts payable	$—	$—	$16.9	$0.7	$4.9	$(0.9)	$21.6
Royalties overrides	—	—	46.5	—	22.6	—	69.1
Accrued compensation and expenses	12.1	—	42.7	—	15.0	—	69.8
Other current liabilities	(14.8)	9.3	41.7	(0.2)	15.6	(14.6)	37.0

Total current liabilities	(2.7)	9.3	147.8	0.5	58.1	(15.5)	197.5
NON-CURRENT LIABILITIES	409.1	—	19.7	36.7	1.4	—	466.9
MINORITY INTEREST	—	—	—	—	—	—	—
SHAREHOLDERS' EQUITY	130.2	22.9	137.3	191.6	3.5	(294.2)	191.3

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$536.6	$32.2	$304.8	$228.8	$63.0	$(309.7)	$855.7

        Consolidating condensed statement of cash flows data year ended December 31, 2003, the periods of January 1 to July 31, 2002 and August 1 to December 31, 2002, and the year ended December 31, 2001 is summarized as follows: (in millions)

	December 31, 2003
(Successor)	Herbalife International, Inc.	Parent guarantors	Subsidiary guarantors	WH Holdings (Cayman Islands) Ltd. non-guarantor	Non- guarantors	Eliminations	Total consolidated
Net cash provided by (used in) operating activities	$43.5	$57.0	$98.7	$37.3	$32.7	$(174.6)	$94.6
Net cash provided by (used in) investing activities	(22.8)	(45.9)	1.5	(38.9)	(2.7)	111.7	2.9
Net cash provided by (used in) financing activities	(21.0)	—	(48.5)	5.3	(17.5)	62.9	(18.8)
Effect of exchange rate changes on cash	—	2.6	2.6	—	2.6	—	7.8
Cash at beginning of period	0.5	—	38.2	—	25.5	—	64.2

Cash at end of period	$0.2	$13.7	$92.5	$3.7	$40.6	$—	$150.7

	August 1 to December 31, 2002
(Successor)	Herbalife International, Inc.	Parent guarantors	Subsidiary guarantors	WH Holdings (Cayman Islands) Ltd. non-guarantor	Non- guarantors	Eliminations	Total consolidated
Net cash provided by (used in) operating activities	$208.3	$32.0	$(136.3)	$(8.3)	$7.5	$(75.1)	$28.1
Net cash provided by (used in) investing activities	(684.8)	(32.0)	181.8	(203.2)	22.7	259.5	(456.0)
Net cash provided by (used in) financing activities	477.0	—	(7.4)	211.5	(5.2)	(184.4)	491.5
Effect of exchange rate changes on cash	—	—	0.1	—	0.5	—	0.6
Cash at beginning of period	—	—	—	—	—	—	—

Cash at end of period	$0.5	$—	$38.2	$—	$25.5	$—	$64.2

	January 1 to July 31, 2002
(Predecessor)	Herbalife International, Inc.	Subsidiary guarantors	Non- guarantors	Eliminations	Total consolidated
Net cash provided by (used in) operating activities	$32.0	$46.9	$(2.1)	$(38.9)	$37.9
Net cash provided by (used in) investing activities	(10.5)	26.9	1.3	1.3	19.0
Net cash provided by (used in) financing activities	(21.5)	(40.4)	(11.0)	37.6	(35.3)
Effect of exchange rate changes on cash	—	(0.6)	1.6	—	1.0
Cash at beginning of period	0.2	145.3	33.7	—	179.2

Cash at end of period	$0.2	$178.1	$23.5	$—	$201.8

	Year Ended December 31, 2001
	Herbalife International, Inc.	Subsidiary guarantors	Non- guarantors	Eliminations	Total consolidated
Net cash provided by (used in) operating activities	$46.3	$110.6	$10.1	$(71.5)	$95.5
Net cash provided by (used in) investing activities	(45.1)	89.8	(2.4)	(58.7)	(16.4)
Net cash provided by (used in) financing activities	(1.2)	(120.8)	(11.7)	130.2	(3.5)
Effect of exchange rate changes on cash	—	(4.5)	(2.2)	—	(6.7)
Cash at beginning of period	0.2	70.2	39.9	—	110.3

Cash at end of period	$0.2	$145.3	$33.7	$—	$179.2

16. Quarterly Information (Unaudited)

	2002	2003
		(Successor)
First Quarter Ended March 31
Net sales	$265.8	$280.0
Gross profit	208.7	223.1
Net income	19.9	16.9
Earnings per share
Basic	$0.62	—
Diluted	$0.60	$0.16
Second Quarter Ended June 30
Net sales	$282.0	$288.9
Gross profit	219.3	230.5
Net income	13.4	17.2
Earnings per share
Basic	$0.41	—
Diluted	$0.39	$0.16
Third Quarter Ended September 30
Net sales		$290.4
Gross profit		231.4
Net income		1.7
Earnings per share
Basic		—
Diluted		$0.02
July 1 To July 31 (Predecessor)
Net sales	$96.4
Gross profit	75.7
Net loss	(24.1)
Earnings per share
Basic	$(0.73)
Diluted	$(0.75)
August 1 To September 30 (Successor)
Net sales	$176.2
Gross profit	138.0
Net loss	(1.2)
Earnings per share
Basic	—
Diluted	$(0.01)
Fourth Quarter Ended December 31 (Successor)
Net sales	$273.3	$300.1
Gross profit	216.5	238.7
Net income	15.2	1.1
Earnings per share
Basic	—	—
Diluted	$0.15	$0.01

17. Subsequent Events

      On March 8, 2004, Herbalife and its wholly-owned subsidiary WH Capital Corporation completed a $275 million offering of 9 1/2% Notes due 2011 (the "9 1/2% Notes"). The proceeds of the offering together with available cash were used to pay the cash redemption price due upon redemption of all outstanding Herbalife convertible preferred shares, including all accrued and unpaid dividends, to redeem Herbalife's 15.5% Senior Notes and to pay related fees and expenses. Interest on the 9 1/2% Notes will be paid in cash semi-annually in arrear on April 1 and October 1 of each year, starting on October 1, 2004. The 9 1/2% Notes are Herbalife's general unsecured obligations, ranking equally with any of the existing and future senior indebtedness and senior to all of Herbalife's future subordinated indebtedness. Also, the 9 1/2% Notes are effectively subordinated to all existing and future indebtedness and other liabilities of Herbalife's subsidiaries.

WH HOLDINGS (CAYMAN ISLANDS) LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2003	June 30, 2004	Pro forma June 30, 2004 (note 12)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$150,679,000	$157,132,000	$157,132,000
Restricted cash	5,701,000	—	—
Receivables net of allowance for doubtful accounts of $2,527,000 (2003) and $4,731,000 (2004), and including related party receivables of $323,000 (2003)	31,977,000	33,155,000	33,155,000
Inventories	59,397,000	70,503,000	70,503,000
Prepaid expenses and other current assets	20,825,000	25,521,000	25,521,000
Deferred income taxes	9,164,000	8,963,000	8,963,000

Total current assets	277,743,000	295,274,000	295,274,000
Property, at cost, net of accumulated depreciation and amortization of $17,607,000 (2003) and $22,292,000 (2004)	45,411,000	46,524,000	46,524,000
Deferred compensation plan assets	21,340,000	21,420,000	21,420,000
Other assets	5,795,000	6,279,000	6,279,000
Deferred financing costs, net of accumulated amortization of $10,266,000 (2003) and $13,295,000 (2004)	33,278,000	30,625,000	30,625,000
Marketing franchise	310,000,000	310,000,000	310,000,000
Distributor network, net of accumulated amortization of $26,539,000 (2003) and $35,906,000 (2004)	29,661,000	20,294,000	20,294,000
Product certification, product formulae and other intangible assets, net of accumulated amortization of $9,491,000 (2003) and $12,841,000 (2004)	13,219,000	9,935,000	9,935,000
Goodwill	167,517,000	167,517,000	167,517,000

TOTAL	$903,964,000	$907,868,000	$907,868,000

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$22,526,000	$23,639,000	$23,639,000
Royalty overrides	76,522,000	73,922,000	73,922,000
Accrued compensation	19,127,000	21,125,000	21,125,000
Accrued expenses	59,669,000	83,471,000	83,471,000
Accrued shareholder dividend	—	—	200,000,000
Current portion of long term debt	72,377,000	22,213,000	22,213,000
Advance sales deposits	6,574,000	11,698,000	11,698,000
Income taxes payable	19,427,000	43,062,000	43,062,000

Total current liabilities	$276,222,000	$279,130,000	$479,130,000
NON-CURRENT LIABILITIES:
Long term debt, net of current portion, including related party debt of $23,700,000 (2003) and $5,808,000 (2004)	252,917,000	482,114,000	482,114,000
Deferred compensation	22,442,000	18,932,000	18,932,000
Deferred income taxes	111,910,000	96,863,000	96,863,000
Other non-current liabilities	2,685,000	2,721,000	2,721,000

Total liabilities	$666,176,000	$879,760,000	$1,079,760,000

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Preferred shares, $0.001 par value (aggregate liquidation preference $446,241,000 (2003)), 12% Series A Cumulative and Convertible, 106,000,000 (2003) shares authorized, 102,013,572 (2003) shares issued and outstanding	$102,000	—	—
Common shares, $0.001 par value, 250,000,000 shares authorized, 104,164,038 (2004) shares issued and outstanding	—	$104,000	$104,000
Paid-in-capital in excess of par value	183,407,000	1,330,000	1,330,000
Accumulated other comprehensive income	3,427,000	2,718,000	2,718,000
Retained earnings	50,852,000	23,956,000	(176,044,000)

Total shareholders' equity	$237,788,000	$28,108,000	$(171,892,000)

TOTAL	$903,964,000	$907,868,000	$907,868,000

See the accompanying notes to consolidated financial statements

WH HOLDINGS (CAYMAN ISLANDS) LTD.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2003	June 30, 2004	June 30, 2003	June 30 2004
Product sales	$248,310,000	$278,519,000	$488,708,000	$556,658,000
Handling & freight income	40,568,000	45,641,000	80,209,000	91,554,000

Net sales	288,878,000	324,160,000	568,917,000	648,212,000
Cost of sales	58,401,000	66,245,000	115,362,000	129,863,000

Gross profit	230,477,000	257,915,000	453,555,000	518,349,000
Royalty overrides	103,481,000	114,532,000	202,991,000	230,388,000
Marketing, distribution & administrative expenses (including $1,850,000, $1,721,000, $4,929,000 and $3,519,000 of related party expenses for the three and six months ended June 30, 2003 and 2004, respectively)	86,724,000	105,199,000	171,100,000	213,039,000
Interest expense—net	10,255,000	14,256,000	20,202,000	41,629,000

Income before income taxes	30,017,000	23,928,000	59,262,000	33,293,000
Income taxes	12,803,000	11,840,000	25,177,000	21,689,000

Net Income	$17,214,000	$12,088,000	$34,085,000	$11,604,000

Earnings per share
Basic		$0.12		$0.15
Diluted	$0.16	$0.11	$0.32	$0.11
Weighted average shares:
Basic	—	104,125,000	—	104,097,000
Diluted	106,667,000	110,132,000	105,065,000	110,020,000

See the accompanying notes to consolidated financial statements

WH HOLDINGS (CAYMAN ISLANDS) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

(Unaudited)

	Preferred Stock	Common Stock	Paid in Capital in Excess of Par Value	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity	Comprehensive Income
Balance at December 31, 2003	$102,000	$—	$183,407,000	$3,427,000	$50,852,000	$237,788,000
Redemption of 102,013,572 preferred shares	(102,000)		(183,013,000)			(183,115,000)
Issuance of 104,054,388 common shares		104,000	(104,000)
Issuance of 109,650 common shares from the exercise of stock options			124,000			124,000
Additional capital from stock options			916,000			916,000
Dividends declared					(38,500,000)	(38,500,000)
Net income					11,604,000	11,604,000	$11,604,000
Translation adjustments				(2,124,000)		(2,124,000)	(2,124,000)
Unrealized gain on derivatives				3,179,000		3,179,000	3,179,000
Reclassification adjustments for loss on derivative instruments				(1,764,000)		(1,764,000)	(1,764,000)

Total comprehensive income							$10,895,000

Balance at June 30, 2004	$—	$104,000	$1,330,000	$2,718,000	$23,956,000	$28,108,000

See the accompanying notes to consolidated financial statements.

WH HOLDINGS (CAYMAN ISLANDS) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30, 2003	June 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$34,085,000	$11,605,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,591,000	23,018,000
Amortization and discount of deferred financing costs	4,089,000	3,397,000
Deferred income taxes	(994,000)	(14,746,000)
Unrealized foreign exchange loss	888,000	1,656,000
Write-off of deferred financing costs and unamortized discount	—	4,077,000
Other	364,000	1,095,000
Changes in operating assets and liabilities:
Receivables	(5,032,000)	(1,673,000)
Inventories	5,552,000	(13,126,000)
Prepaid expenses and other current assets	926,000	(2,689,000)
Accounts payable	(3,356,000)	1,532,000
Royalty overrides	(4,911,000)	(1,246,000)
Accrued expenses and accrued compensation	(5,591,000)	27,079,000
Advance sales deposits	3,626,000	5,324,000
Income taxes payable	5,389,000	23,796,000
Deferred compensation liability	(10,422,000)	(3,510,000)

NET CASH PROVIDED BY OPERATING ACTIVITIES	37,204,000	65,589,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property	(4,821,000)	(10,320,000)
Proceeds from sale of property	19,000	5,000
Changes in marketable securities, net	1,268,000	—
Net change in restricted cash	2,402,000	5,701,000
Changes in other assets	(27,000)	(3,324,000)
Deferred compensation plan assets	10,964,000	(80,000)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	9,805,000	(8,018,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid on Preferred Shares	—	(38,500,000)
Issuance of 15.5% Senior Notes and 9 1/2% Notes	579,000	267,438,000
Borrowings from long-term debt	2,613,000	217,000
Principal payments on long-term debt	(6,486,000)	(52,397,000)
Redemption of Preferred Shares	—	(183,115,000)
Proceeds from issuance of Common Shares	4,000,000	—
Repurchase of 15.5% Senior Notes	—	(39,644,000)
Exercise of Stock Options	—	86,000

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	706,000	(45,915,000)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	2,582,000	(5,203,000)

NET CHANGE IN CASH AND CASH EQUIVALENTS	50,297,000	6,453,000
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	64,201,000	150,679,000

CASH AND CASH EQUIVALENTS, END OF PERIOD	$114,498,000	$157,132,000

CASH PAID FOR:
Interest	$16,745,000	$28,402,000

Income taxes	$19,268,000	$14,139,000

NON-CASH ACTIVITIES:
Acquisitions of property from capital leases	$5,148,000	$1,510,000

See the accompanying notes to consolidated financial statements

WH HOLDINGS (CAYMAN ISLANDS) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION

        WH Holdings (Cayman Islands) Ltd., a Cayman Islands exempted limited liability company ("Herbalife"), incorporated on April 4, 2002, and its direct and indirect wholly owned subsidiaries, WH Intermediate Holdings Ltd., a Cayman Islands company ("WH Intermediate"), WH Luxembourg Holdings S.à.R.L., a Luxembourg unipersonal limited liability company ("Lux Holdings"), WH Luxembourg Intermediate Holdings S.à.R.L. ("Herbalife Lux"), formerly known as WH Luxembourg CM S.à.R.L, a Luxembourg unipersonal limited liability company, and WH Acquisition Corp., a Nevada corporation ("WH Acquisition"), were formed on behalf of Whitney & Co., LLC ("Whitney") and Golden Gate Private Equity, Inc. ("Golden Gate"), in order to acquire Herbalife International, Inc., a Nevada corporation, and its subsidiaries ("Herbalife International" or "Predecessor") on July 31, 2002 (the "Acquisition"). Herbalife and its subsidiaries are referred to collectively herein as the Company. Herbalife's 12% Series A Cumulative Convertible Preferred Shares are referred to as "preferred shares" and Herbalife's Common Shares are referred to as "common shares."

2.    BASIS OF PRESENTATION

        The unaudited interim financial information of the Company has been prepared in accordance with Article 10 of the Securities and Exchange Commission's Regulation S-X. Accordingly, they do not include all of the information required by generally accepted accounting principles for complete financial statements. The Company's financial statements as of and for the three and six months ended June 30, 2004 include WH Intermediate and all of its direct and indirect subsidiaries. In the opinion of management, the accompanying financial information contains all adjustments, consisting of normal recurring adjustments, considered necessary to present fairly the Company's financial statements as of June 30, 2004 and for the three months and six months ended June 30, 2003 and June 30, 2004. Operating results for the three and six months ended June 30, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

Reclassifications

        Certain reclassifications were made to the prior period financial statements to conform to current period presentation.

3.    TRANSACTIONS WITH RELATED PARTIES

        The Company has entered into agreements with Whitney and Golden Gate to pay monitoring fees for their management and other services and to pay certain other expenses. Under the monitoring fee agreements, the Company is obligated to pay an annual aggregate amount of up to $5.0 million, but not less than $2.5 million, to Whitney and Golden Gate, for an initial period of ten years subject to the provisions in Herbalife's amended and restated credit agreement (the "Credit Agreement"). For the three months ended June 30, 2003 and June 30, 2004, the Company expensed monitoring fees in the amount of $1.3 million for both periods and other expenses of $0.6 million and $0.4 million, respectively. For the six months ended June 20, 2003, and June 30, 2004, the Company expensed monitoring fees in the amount of $2.5 million for both periods and other expenses of $2.4 million and $1.0 million, respectively. As of June 30, 2004, Whitney affiliated companies held $4.8 million of the outstanding term loan balance and senior executives of Whitney held $1.0 million of Herbalife International's 11 3/4% Senior Subordinated Notes due 2010 (the "11 3/4% Notes"). Also, in March 2004, Herbalife redeemed $17.3 million of the 15.5% Senior Notes held by certain Whitney affiliated companies and paid an additional $5.0 million repurchase premium and $0.5 million accrued interest.

4.    LONG TERM DEBT

        Long term debt consisted of the following (in millions):

	December 31, 2003	June 30, 2004
11 3/4% Notes	$158.2	$158.3
Borrowing under senior credit facility	119.8	71.1
15.5% Senior Notes	39.6	—
Discount—15.5% Senior Notes warrant	(1.6)	—
9 1/2% Notes	—	267.7
Capital leases	5.5	5.5
Other debt	3.8	1.7

	325.3	504.3
Less: current portion	72.4	22.2

	$252.9	$482.1

        In March 2004, the Company and its lenders amended the Credit Agreement. Under the terms of the amendment, the Company made a prepayment of $40.0 million to reduce outstanding amounts under Herbalife International's senior credit facility. In connection with this prepayment, the lenders under Herbalife International's Senior Credit Facility waived the March 31, 2004 mandatory amortization payment of $6.5 million along with a mandatory 50% excess cash flow payment for the year ended December 31, 2003. The amendment also lowered the interest rate to LIBOR plus a 2.5% margin and increased the capital spending allowance under the Credit Agreement and permitted Herbalife to complete a recapitalization. The schedule of the principal payments was also modified so that the Company was obligated to pay approximately $4.4 million on March 31, 2004, and in each subsequent quarter through June 30, 2008.

        In March 2004, Herbalife and its wholly-owned subsidiary WH Capital Corporation completed a $275 million offering of 9 1/2% Notes due 2011 (the "9 1/2% Notes"). The proceeds of the offering together with available cash were used to pay the cash redemption price due upon redemption of all outstanding Herbalife 12% Series A Cumulative Convertible preferred shares, including all accrued and unpaid dividends, to redeem Herbalife's 15.5% Senior Notes and to pay related fees and expenses. Interest on the 9 1/2% Notes will be paid in cash semi-annually in arrear on April 1 and October 1 of each year, starting on October 1, 2004. The 9 1/2% Notes are Herbalife's general unsecured obligations, ranking equally with any of the existing and future senior indebtedness and senior to all of Herbalife's future subordinated indebtedness. Also, the 9 1/2% Notes are effectively subordinated to all existing and future indebtedness and other liabilities of Herbalife's subsidiaries.

5.    CONTINGENCIES

        The Company is from time to time engaged in routine litigation. The Company regularly reviews all pending litigation matters in which it is involved and establishes reserves deemed appropriate by management for these litigation matters when a probable loss estimate can be made.

        Herbalife International is a defendant in a purported class action lawsuit pending in the U.S. District Court of California (Jacobs v. Herbalife International, Inc., et al) originally filed on February 19, 2002 challenging marketing practices of several distributors and Herbalife International under various state and federal laws. Without in any way admitting liability or wrongdoing, we have reached a binding settlement with the plaintiffs, subject to final court approval. Under the terms of the settlement, we will (i) pay $3 million into a fund to be distributed to former supervisor-level distributors who had purchased Newest Way to Wealth materials from the other defendants in this matter, (ii) up to a maximum aggregate amount of $1 million, refund to former supervisor-level distributors the amounts they had paid to purchase such Newest Way to Wealth materials from the other defendants in this matter, and (iii) up to a maximum aggregate amount of $2 million, offer rebates on certain new purchases of our products to those current supervisor-level distributors who had purchased Newest Way to Wealth materials from the other defendants in this matter.

        Herbalife International and certain of its distributors have been named as defendants in a purported class action lawsuit filed July 16, 2003 in the Circuit Court of Ohio County in the State of West Virginia (Mey v. Herbalife International, Inc., et al). The complaint alleges that certain telemarketing practices of certain Herbalife International distributors violate the Telephone Consumer Protection Act and seeks to hold Herbalife International liable for the practices of its distributors. We believe that we have meritorious defenses to the suit.

        As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, the Company has been subjected to various product liability claims. The effects of these claims to date have not been material to the Company, and the reasonably possible range of exposure on currently existing claims is not material. The Company believes that it has meritorious defenses to the allegations contained in the lawsuits. The Company currently maintains product liability insurance with an annual deductible of $10.0 million.

        Certain of the Company's subsidiaries have been subject to tax audits by governmental authorities in their respective countries. In certain of these tax audits, governmental authorities are proposing that significant amounts of additional taxes and related interest and penalties are due. The Company and its tax advisors believe that there are meritorious defenses to the allegations that additional taxes are owing, and the Company is vigorously contesting the additional proposed taxes and related charges.

        These matters may take several years to resolve, and the Company cannot be sure of their ultimate resolution. However, it is the opinion of management that adverse outcomes, if any, will not likely result in a material adverse effect on our financial condition and operating results.

6.    COMPREHENSIVE INCOME

        Comprehensive income is summarized as follows (in millions):

	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
Net income	$17.2	$12.1	$34.1	$11.6
Unrealized gain (loss) on derivatives, net of tax	—	1.3	(2.9)	3.2
Reclassification adjustments for gain (loss) on derivatives, net of tax	—	(0.6)	2.7	(1.8)
Foreign currency translation adjustment, net of tax	1.5	(2.0)	1.7	(2.1)

Comprehensive income	$18.7	$10.8	$35.6	$10.9

        The net change on derivative instruments represents the fair value of changes caused by marking to market these instruments on June 30, 2004. Foreign currency translation adjustment measures the impact of converting primarily foreign currency assets and liabilities of foreign subsidiaries into US dollars.

7.    SEGMENT INFORMATION

        The Company is a network marketing company that sells a wide range of weight management products, nutritional supplements and personal care products within one reportable segment as defined under Statement of Financial Accounting Standards No. ("SFAS") 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's products are primarily manufactured by third party providers and then sold to independent distributors who sell Herbalife products to retail consumers or other distributors.

        The Company has operations in 59 countries throughout the world and is organized and managed by geographic area. In the first quarter of 2003, the Company elected to aggregate its operating segments into one reporting segment, as management believes that the operating segments have similar operating characteristics and similar long term operating performance. In making this determination, management believes that the operating segments are similar in the nature of the products sold, the product acquisition process, the types of customers sold to, the methods used to distribute the products, and the nature of the regulatory environment. However, the Company does recognize revenue from sales to distributors in four geographic regions: The Americas, Europe, Asia/Pacific Rim (excluding Japan) and Japan.

	Three Months Ended		Six Months Ended
(in millions)	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
Net Sales:
United States	$69.7	$69.3	$136.6	$133.4
Japan	26.8	21.6	62.3	51.5
Others	192.4	233.3	370.0	463.3

Total Net Sales	$288.9	$324.2	$568.9	$648.2

Operating Margin:
United States	$27.9	$24.9	$57.5	$52.5
Japan	12.9	11.6	30.2	26.9
Others	86.2	106.8	162.9	208.5

Total Operating Margin	$127.0	$143.3	$250.6	$287.9

Marketing, distribution, and administrative expense	$86.7	$105.1	$171.1	$213.0
Interest expense (income), net	10.3	14.3	20.2	41.6

Income before income taxes	30.0	23.9	59.3	33.3
Income taxes	12.8	11.8	25.2	21.7

Net Income	$17.2	$12.1	$34.1	$11.6

Net sales by product line:
Weight management	$125.0	$140.0	$244.7	$282.1
Inner nutrition	125.5	138.0	248.8	277.3
Outer Nutrition®	25.7	28.0	51.9	57.7
Literature, promotional and other	12.7	18.2	23.5	31.1

Total Net Sales	$288.9	$324.2	$568.9	$648.2

Net sales by geographic region:
The Americas	$104.6	$116.1	$205.0	$227.3
Europe	117.0	137.4	223.0	274.0
Asia/Pacific Rim (excluding Japan)	40.5	49.1	78.9	95.2
Japan	26.8	21.6	62.0	51.7

Total Net Sales	$288.9	$324.2	$568.9	$648.2

	December 31, 2003	June 30, 2004
Total Assets:
United States	$601.0	$582.4
Japan	62.9	55.4
Others	240.1	270.1

Total Assets	$904.0	$907.9

8.    STOCK BASED COMPENSATION AND EARNINGS PER SHARE

        The Company has two stock based employee compensation plans which are the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan ("The Management Plan") and WH Holdings (Cayman Islands) Ltd. Independent Directors Stock Incentive Plan ("The Independent Directors Plan"). The Management Plan provides for the grant of options to purchase common shares of Herbalife to members of management of the Company. The Independent Directors Plan provides for the grant of options to purchase common shares of Herbalife to independent directors of the Company.

        The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including the Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its stock option plans. Under this method, compensation expense is recorded on the date of grant only if the then current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock based employee compensation plans.

As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123.

        The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period (in millions, except per share amounts):

	Three Months Ended		Six Months Ended
(in millions)	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
Net income as reported	$17.2	$12.1	$34.1	$11.6
Add: Stock-based employee compensation expense included in reported net income, net of tax	0.2	0.3	0.2	0.6
Deduct: Stock-based employee compensation expense determined under fair value based methods for all awards, net of tax	(0.4)	(0.6)	(0.7)	(1.4)

Pro forma net income	$17.0	$11.8	$33.6	$10.8

Basic earnings per share
As reported	—	$0.12	—	$0.15
Pro forma	—	$0.11	—	$0.16
Diluted earnings per share
As reported	$0.16	$0.11	$0.32	$0.11
Pro forma	$0.16	$0.11	$0.32	$0.10

        Basic earnings per share represents net income for the period common shares were outstanding divided by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share represents net earnings divided by the weighted average number of shares outstanding, inclusive of the effect of dilutive securities.

        The Company's Preferred shares converted to common shares on March 8, 2004. In periods prior to the conversion, the Company did not have any outstanding common shares. Accordingly, no basic earnings per share information has been presented for those periods. Diluted earnings per share for these periods assumes the conversion of the preferred shares to common shares and includes the dilutive effect, if any, of outstanding stock options and warrants.

        Periods after March 8, 2004 include basic earnings per share information that reflects common shares outstanding subsequent to the conversion. Diluted earnings per share for such periods also reflects the dilutive effect, if any, of outstanding stock options.

9.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

        The Company designates certain derivatives as fair value hedges. For all qualifying and highly effective fair value hedges, the changes in the fair value of a derivative and the gain or loss on the hedged asset or liability relating to the risk being hedged are recorded currently in earnings. These amounts are recorded in marketing, distribution and administrative expenses and provide offsets to one another.

        The Company designates certain derivatives as cash flow hedges. The Company engages in a foreign exchange hedging strategy for which the hedged transactions are forecasted foreign currency denominated intercompany transactions. The hedged risk is the variability of the foreign currency where the hedging strategy involves the purchase and sale of average rate options. For the outstanding cash flow hedges on foreign exchange exposures at June 30, 2003 and June 30, 2004, the maximum length of time over which the Company is hedging these exposures is approximately one year. The Company also engages in an interest rate hedging strategy for which the hedged transactions are forecasted interest payments on the variable rate term loan. The hedged risk is the variability of interest rate where the hedging strategy involves the purchase of interest rate caps. There is no ineffective portion for the three and six months ended June 30, 2003 and June 30, 2004. For all qualifying and highly effective cash flow hedges, the changes in the effective portion of the fair value of the derivative are recorded in other comprehensive income ("OCI"). At June 30, 2004, the net gain in OCI was $0.02 million. Substantially, all of the OCI amounts will be reclassified to earnings within 12 months.

10.    RESTRUCTURING RESERVE

        As of the date of the Acquisition, the Company implemented a plan to reduce costs of the business and recorded a severance and restructuring accrual as part of the cost of the Acquisition. The accrued severance is for identified employees including executives, corporate functions and administrative support.

        The following table summarizes the activity in the Company's restructuring accrual (in millions):

Balance at December 31, 2003	$2.5
Additional accrual	—
Cash payments	(0.6)

Balance at June 30, 2004	$1.9

        The Company expects to pay these restructuring costs through 2005.

11.    SUPPLEMENTAL INFORMATION

        The consolidated financial statement data as of June 30, 2004 and for the three and six months ended June 30, 2003 and June 30, 2004, have been aggregated by entities that guarantee the 11 3/4% Notes (the "Guarantors") and entities that do not guarantee the 11 3/4% Notes (the "Non-Guarantors"). The Guarantors include WH Intermediate, Lux Holdings, Lux Intermediate, Herbalife Lux (collectively, the "Parent Guarantors") and Herbalife International's operating subsidiaries in Brazil, Finland, Israel, Japan, Mexico, United Kingdom, U.S. (except for Herbalife Investment Co., LLC), Sweden, Taiwan and Thailand (collectively, the "Subsidiary Guarantors"). All other subsidiaries are Non-Guarantors. Herbalife International is the borrower of the 11 3/4% Notes. WH Holdings is not a guarantor of the Senior Subordinated Notes.

        Herbalife is the borrower of the 9 1/2% Notes but is not a guarantor of the 11 3/4% Notes. Obligations under the 9 1/2% Notes are generally not guaranteed by any of the subsidiaries. Under certain circumstances, however, the subsidiaries may be required to guarantee the obligation.

        Consolidating condensed unaudited statements of income for guarantors and non-guarantors for the three and six months ended June 30, 2003 and June 30, 2004 are summarized as follows (in millions):

	Three Months Ended June 30, 2003
	WH Holdings (Cayman Islands) Ltd.	Parent Guarantors	Herbalife International, Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total Consolidated
Net sales	$—	$—	$—	$249.7	$68.4	$(29.2)	$288.9
Cost of sales	—	—	—	54.5	33.8	(29.9)	58.4
Royalty overrides	—	—	—	62.5	41.0	—	103.5
Marketing, distribution & administrative expenses	0.2	0.4	2.3	63.5	20.3	—	86.7
Equity in subsidiary (income) loss	(19.2)	(19.6)	(25.1)	(0.7)	(0.1)	64.7	—
Interest expense—net	1.8	—	8.7	(0.2)	—	—	10.3
Intercompany charges	—	—	(2.8)	36.6	(33.8)	—	—

Income before income taxes	17.2	19.2	16.9	33.5	7.2	(64.0)	30.0
Income tax expense (benefit)	—	—	(2.7)	13.5	2.0	—	12.8

NET INCOME (LOSS)	$17.2	$19.2	$19.6	$20.0	$5.2	$(64.0)	$17.2

	Three Months Ended June 30, 2004
	WH Holdings (Cayman Islands) Ltd.	Parent Guarantors	Herbalife International, Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total Consolidated
Net sales	$—	$143.5	$—	$152.2	$93.5	$(65.0)	$324.2
Cost of sales	—	27.8	—	52.0	48.6	(62.1)	66.3
Royalty overrides	—	3.6	—	60.0	50.9	—	114.5
Marketing, distribution & administrative expenses	0.1	2.1	7.7	73.4	22.1	(0.2)	105.2
Equity in subsidiary (income) loss	(19.6)	(27.1)	(11.2)	(0.9)	—	58.8	—
Interest expense—net	7.1	0.3	6.5	0.7	(0.3)	—	14.3
Intercompany charges	—	117.2	(41.7)	(39.5)	(36.0)	—	—

Income before income taxes	12.4	19.6	38.7	6.5	8.2	(61.5)	23.9
Income tax expense (benefit)	0.3	—	11.6	(2.4)	2.3	—	11.8

NET INCOME (LOSS)	$12.1	$19.6	$27.1	$8.9	$5.9	$(61.5)	$12.1

	Six Months Ended June 30, 2003
	WH Holdings (Cayman Islands) Ltd.	Parent Guarantors	Herbalife International, Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total Consolidated
Net sales	$—	$—	$—	$496.3	$128.8	$(56.2)	$568.9
Cost of sales	—	—	—	109.5	62.4	(56.5)	115.4
Royalty overrides	—	—	—	125.6	77.4	—	203.0
Marketing, distribution & administrative expenses	0.2	0.5	4.7	126.8	38.8	—	171.0
Equity in subsidiary (income) loss	(37.7)	(38.2)	(49.5)	(1.0)	—	126.4	—
Interest expense—net	3.4	—	17.3	(0.4)	(0.1)	—	20.2
Intercompany charges	—	—	(5.0)	68.1	(63.1)	—	—

Income before income taxes	34.1	37.7	32.5	67.7	13.4	(126.1)	59.3
Income tax expense (benefit)	—	—	(5.7)	27.1	3.8	—	25.2

NET INCOME (LOSS)	$34.1	$37.7	$38.2	$40.6	$9.6	$(126.1)	$34.1

	Six Months Ended June 30, 2004
	WH Holdings (Cayman Islands) Ltd.	Parent Guarantors	Herbalife International, Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total Consolidated
Net sales	$—	$294.0	$—	$297.1	$177.4	$(120.3)	$648.2
Cost of sales	—	58.4	—	96.2	91.7	(116.4)	129.9
Royalty overrides	—	7.8	—	123.2	99.4	—	230.4
Marketing, distribution & administrative expenses	—	5.2	14.9	150.5	42.4	—	213.0
Equity in subsidiary (income) loss	(36.9)	(29.1)	(10.5)	(1.7)	—	78.2	—
Interest expense—net	25.3	0.5	15.0	2.4	(1.6)	—	41.6
Intercompany charges	—	214.2	(63.6)	(76.4)	(74.2)	—	—

Income before income taxes	11.6	37.0	44.2	2.9	19.7	(82.1)	33.3
Income tax expense (benefit)	—	0.1	15.0	0.5	6.1	—	21.7

NET INCOME(LOSS)	$11.6	$36.9	$29.2	$2.4	$13.6	$(82.1)	$11.6

        Consolidating condensed unaudited balance sheet data for guarantors and non-guarantors as of June 30, 2004 and December 31, 2003 are summarized as follows (in millions):

	June 30, 2004
	WH Holdings (Cayman Islands) Ltd.	Parent Guarantors	Herbalife International, Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total Consolidated
CURRENT ASSETS:
Cash and marketable securities	$2.7	$16.3	$1.6	$87.2	$49.3	$—	$157.1
Receivables	—	0.1	6.5	20.7	12.3	(6.5)	33.1
Intercompany receivables (payables)	—	(24.6)	199.7	(95.4)	(79.7)	—	—
Inventories	—	32.8	—	28.7	18.3	(9.3)	70.5
Other current assets	—	11.0	1.3	19.9	2.3	—	34.5

Total current assets	2.7	35.6	209.1	61.1	2.5	(15.8)	295.2
Property net	—	1.8	0.5	39.1	5.1	—	46.5
OTHER NON-CURRENT ASSETS	232.3	94.9	432.8	131.8	68.9	(394.5)	566.2

TOTAL ASSETS	$235.0	$132.3	$642.4	$232.0	$76.5	$(410.3)	$907.9

CURRENT LIABILITIES:
Accounts payable	$—	$9.1	$—	$10.4	$4.1	$—	$23.6
Royalties overrides	—	1.1	—	40.8	32.0	—	73.9
Accrued compensation and expenses	8.5	15.3	8.6	54.1	18.1	—	104.6
Other current liabilities	—	3.9	25.1	47.6	6.9	(6.4)	77.1

Total current liabilities	8.5	29.4	33.7	152.9	61.1	(6.4)	279.2
NON-CURRENT LIABILITIES	267.7	(0.6)	337.8	(4.7)	0.4	—	600.6
SHAREHOLDER'S EQUITY	(41.2)	103.5	270.9	83.8	15.0	(403.9)	28.1

TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$235.0	$132.3	$642.4	$232.0	$76.5	$(410.3)	$907.9

	December 31, 2003
	WH Holdings (Cayman Islands) Ltd.	Parent Guarantors	Herbalife International, Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total Consolidated
CURRENT ASSETS:
Cash and marketable securities	$9.4	$13.8	$0.1	$92.5	$40.6	$—	$156.4
Receivables	1.5	—	—	23.0	7.5	—	32.0
Intercompany receivables (payables)	—	(23.3)	196.7	(89.4)	(84.0)	—	—
Inventories	—	26.0	—	23.9	15.0	(5.5)	59.4
Other current assets	—	2.2	(2.5)	26.9	3.4	—	30.0

Total current assets	10.9	18.7	194.3	76.9	(17.5)	(5.5)	277.8
Property, net	—	2.1	0.3	37.7	5.3	—	45.4
OTHER NON-CURRENT ASSETS	238.7	65.8	448.9	129.8	68.5	(370.9)	580.8

TOTAL ASSETS	$249.6	$86.6	$643.5	$244.4	$56.3	$(376.4)	$904.0

CURRENT LIABILITIES:
Accounts payable	$0.1	$8.2	$—	$10.4	$3.8	$—	$22.5
Royalties overrides	—	0.7	—	45.7	30.1	—	76.5
Accrued compensation and expenses	—	10.2	8.7	44.7	15.2	—	78.8
Other current liabilities	(0.2)	0.4	41.1	55.6	1.5	—	98.4

Total current liabilities	(0.1)	19.5	49.8	156.4	50.6	—	276.2
NON-CURRENT LIABILITIES	38.0	0.3	351.9	(0.9)	0.7	—	390.0
SHAREHOLDER'S EQUITY	211.7	66.8	241.8	88.9	5.0	(376.4)	237.8

TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$249.6	$86.6	$643.5	$244.4	$56.3	$(376.4)	$904.0

        Consolidating condensed unaudited statement of cash flows data for guarantors and non-guarantors for the six months ended June 30, 2004 and June 30, 2003 is summarized as follows (in millions):

	Six Months Ended June 30, 2003
	WH Holdings (Cayman Islands) Ltd.	Parent Guarantors	Herbalife International, Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total Consolidated
Net cash provided by (used in) operating activities	35.1	$38.3	$27.0	$55.3	$24.8	$(143.3)	$37.2
Net cash provided by (used in) investing activities	(35.4)	(38.3)	(25.3)	3.2	(0.3)	105.9	9.8
Net cash provided by (used in) financing activities	4.6	—	(1.9)	(24.4)	(15.0)	37.4	0.7
Effect of exchange rate changes on cash	—	—	—	1.0	1.6	—	2.6
Cash at beginning of period	—	—	0.3	38.4	25.5	—	64.2

Cash at end of period	4.3	$—	$0.1	$73.5	$36.6	$—	$114.5

	Six Months Ended June 30, 2004
	WH Holdings (Cayman Islands) Ltd.	Parent Guarantors	Herbalife International, Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total Consolidated
Net cash provided by (used in) operating activities	$(17.2)	$32.7	$49.2	$29.3	$15.9	$(44.3)	$65.6
Net cash provided by (used in) investing activities	9.9	(27.1)	0.8	(17.4)	(3.9)	29.7	(8.0)
Net cash provided by (used in) financing activities	6.3	—	(48.6)	(16.4)	(1.9)	14.6	(46.0)
Effect of exchange rate changes on cash	—	(3.0)	—	(0.8)	(1.4)	—	(5.2)
Cash at beginning of period	3.7	13.7	0.2	92.5	40.6	—	150.7

Cash at end of period	$2.7	$16.3	$1.6	$87.2	$49.3	$—	$157.1

12.    PRO FORMA JUNE 30, 2004 BALANCE SHEET

      The pro forma June 30, 2004 balance sheet reflects the accrual of the $200 million shareholder dividend which is expected to be payable upon the closing of the Company's proposed initial public offering of common shares with a corresponding reduction of shareholders' equity. The pro forma balance sheet does not reflect any other adjustments related to the proposed offering.

- Industry leading compensation plan
- Recognition and personal development
- 59 countries and 24 years
- More than 1 million Independent Distributors
- Member of Direct Selling Association

Outstanding Business Opportunity

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common shares being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

Amount to be Paid
SEC registration fee	$
NASD filing fee	$
NYSE listing fees	$
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

Item 14. Indemnification of Officers and Directors.

        The memorandum and articles of association of WH Holdings (Cayman Islands) Ltd. ("Herbalife") provide that, to the fullest extent permitted by the Companies Law (2004 Revision), every director, agent or officer of Herbalife shall be indemnified out of the assets of Herbalife against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own willful misconduct. To the fullest extent permitted by the Statute, such director, agent or officer shall not be liable to Herbalife for any loss or damage in carrying out his functions unless the liability arises through the willful misconduct of such director, agent or officer.

        In addition, the board resolutions of Herbalife provide for the indemnification of its directors and officers against any claims arising out of or relating to (a) the preparation, filing and distribution of this registration statement or the prospectus contained in this registration statement, (b) the issue and exchange of the exchange guarantee or the exchange Notes, (c) the exchange offer and (d) any activities that the directors and officers deem necessary or advisable to carry out the intent and purposes of the resolutions. The resolutions also expressly authorize Herbalife to indemnify their directors and officers to the fullest extent permitted by law.

        Herbalife is a Cayman Islands exempted limited liability company. As such, it is governed by the laws of the Cayman Islands with respect to the indemnification provisions. Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except in the case of (a) any fraud or dishonesty of such director or officer, (b) such director's or officer's conscious, intentional or wilful breach of his obligation to act honestly, lawfully and in good faith with a view to the best interests of the Company, or (c) any claims or rights of action to recover any gain, personal profit, or other advantage to which the director or officer is not legally entitled.

        Herbalife intends to enter into an indemnity agreement with each of its directors and officers to supplement the indemnification protection available under its articles of association. These indemnity agreements will generally provide that we will indemnify the parties thereto to the fullest extent permitted by law.

        The foregoing summaries are necessarily subject to the complete text of Herbalife's articles of association and the indemnity agreements referred to above and are qualified in their entirety by reference thereto.

Liability Insurance Covering Directors and Officers

        In addition to the indemnification provisions set forth above, Holdings maintains insurance policies that indemnify its directors and officers against various liabilities arising under the Securities Act of 1933 and the Securities Exchange Act of 1934 that might be incurred by any director or officer in his capacity as such.

Item 15. Recent Sales of Unregistered Securities.

        Since the date of our formation through the date hereof, we have issued and sold the following unregistered securities:

Option Grants and Option Exercises

        We have granted options to purchase 20,541,095 common shares to employees, officers and directors under the WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan at exercise prices ranging from $0.44 to $12.50 per share. During the same period, we issued and sold 834,200 common shares pursuant to exercises of options granted under this plan at prices ranging from $0.44 to $1.76 per share.

        We have granted options to purchase 800,000 common shares to our independent directors under the Independent Directors' Stock Option Plan of WH Holdings (Cayman Islands) Ltd. at exercise prices ranging from $0.44 to $1.76 per share. During the same period, we have not issued nor sold any common shares pursuant to exercises of options granted under this plan.

        All of these grants were made to our employees, officers, or directors under written compensatory benefit plans within the limits on the amount of securities than can be issued under Rule 701 promulgated under Section 3(b) of the Securities Act. Accordingly, these grants and sales were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act.

Warrants

        On July 31, 2002, in connection with the issuance of the Company's 12% Series A Cumulative Convertible Preferred Shares (the "Preferred Shares"), the Company issued warrants to purchase an aggregate of 2,040,816 Preferred Shares at an exercise price of $0.01 per share to GarMark Partners, L.P. ("GarMark"), Whitney Private Debt Fund ("Whitney Debt Fund") and Green River Offshore Fund ("Green River"). GarMark received a warrant to purchase 1,149,302 Preferred Shares, Whitney Private Debt Fund received a warrant to purchase 805,585 Preferred Shares and Green River received a warrant to purchase 85,929 Preferred Shares.

12% Series A Cumulative Convertible Preferred Shares

        On the date of our formation, we issued and sold 100,000,000 12% Series A Cumulative Convertible Preferred Shares to the Equity Sponsors and their affiliates, certain members of our management, and selected distributors at a price of $1.76 per share.

        On May 30, 2003, we issued and sold 1,089,952 12% Series A Cumulative Convertible Preferred Shares to members of our Chairman's Club at a price of $2.21 per share.

        On June 24, 2003, we issued and sold 203,620 12% Series A Cumulative Convertible Preferred Shares to Michael O. Johnson, our Chief Executive Director, at a price of $2.21 per share.

        On March 8, 2004, Whitney Debt Fund exercised its warrant to purchase 805,585 Preferred Shares for an aggregate exercise price of $8,055.85 and Green River exercised its warrant to purchase 85,929 Preferred Shares for an aggregate exercise price of $859.29.

        On March 8, 2004, each outstanding Preferred Share (or an aggregate of approximately 102,905,086 Preferred Shares) automatically, and without any action on the part of the Company's shareholders, converted into one common share and $1.76 cash, plus accrued and unpaid dividends (or an aggregate of 102,905,086 common shares and $219.2 million in cash), in accordance with our memorandum and articles of association and Cayman Islands law as a consequence of the consummation of the offering of our 9 1/2% Notes. While we do not believe that this conversion constituted a "sale" of securities within the meaning of the Securities Act, if the conversion were determined to be such a sale, we believe that it would be deemed exempt from the registration requirements of the Securities Act by virtue of Section 4(2), as discussed below, and Section 3(a)(9) as an exchange of one security for another of the same issuer for no additional consideration and no commission or other remuneration was paid or given, directly or indirectly, for soliciting such exchange.

        On March 8, 2004, GarMark entered into an exchange agreement providing for the exchange of its warrant to purchase 1,149,302 Preferred Shares for 1,149,302 common shares and $2.0 million in cash. The exchange of GarMark's warrant to purchase Preferred Shares for common shares and cash was made in reliance upon Section 3(a)(9) of the Securities Act as an exchange of one security for another of the same issuer for no additional consideration and no commission or other remuneration was paid or given, directly or indirectly, for soliciting such exchange. In addition, this transaction was deemed to be exempt from registration under the securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering, as described in more detail below.

9 1/2% Notes due April 1, 2011

        On March 8, 2004, we issued 9 1/2% Notes due April 1, 2011 in the aggregate principal amount of $275,000,000 to UBS Securities LLC, as initial purchaser, at a cash purchase price equal to 97.25% of their principal amount. These securities were issued in a transaction by an issuer not involving any public offering and thereby exempt from the registration requirements in reliance on Section 4(2) of the Securities Act. The 9 1/2% Notes due April 1, 2011 were sold to "qualified institution buyers" within the meaning Rule 144A of the Securities Act, without any general advertising or solicitation, or were sold in sales occurring outside the United States within the meaning of Rule 901 of Regulation S. All such sales were thereby deemed to be exempt from the registration requirements of the Securities Act in reliance on Rule 144A of the Securities Act or Rule 901 of Regulation S. The foregoing securities are deemed restricted securities for purposes of the Securities Act.

        Except as noted otherwise, the issuance of securities described in this Item 15 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sale of these securities were made without general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
2.1	Agreement and Plan of Merger, dated April 10, 2002, by and among Herbalife International, Inc., WH Holdings (Cayman Islands) Ltd. and WH Acquisition Corp.
3.1	Amended and Restated Memorandum and Articles of Association of WH Holdings (Cayman Islands) Ltd.
4.1
Indenture, dated as of June 27, 2002 between WH Acquisition Corp., WH Intermediate Holdings Ltd., WH Luxembourg Holdings SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and The Bank of New York as Trustee governing 11 3/4% Senior Subordinated Notes due 2010
4.2	Indenture, dated as of March 8, 2004 between WH Holdings (Cayman Islands) Ltd., WH Capital Corporation and The Bank of New York as trustee governing 9 1/2% Notes due 2011
5.1*	Opinion of Gibson Dunn & Crutcher, LLP, special U.S. counsel to the Registrant
5.2*	Opinion of Maples and Calder, special Cayman Islands Counsel to WH Holdings (Cayman Islands) Ltd.
9.1
Shareholders' Agreement dated as of July 31, 2002, by and among WH Holdings (Cayman Islands) Ltd., Whitney V, L.P., Whitney Strategic Partners V, L.P., WH Investments Ltd., CCG Investments (BVI), L.P., CCG Associates—QP, LLC, CCG Associates—AI, LLC, CCG Investment Fund—AI, L.P., CCG AV, LLC-Series C, CCG AV, LLC-Series E, and certain other persons
9.2
Institutional Shareholders' Agreement dated as of July 31, 2002, by and among WH Holdings (Cayman Islands) Ltd., Whitney V, L.P., Whitney Strategic Partners V, L.P., WH Investments Ltd., CCG Investments (BVI), L.P., CCG Associates-QP, LLC, CCG Associates-AI, LLC, CCG Investment Fund-AI, L.P., CCG AV, LLC-Series C, CCG AV, LLC-Series E, and certain other persons
10.1	Form of Indemnity Agreement between Herbalife International Inc. and certain officers and directors of Herbalife International Inc.
10.2	Office lease agreement between Herbalife International of America Inc. and State Teacher's Retirement System, dated July 11, 1995
10.3	Herbalife International of America, Inc.'s Senior Executive Deferred Compensation Plan, effective January 1, 1996, as amended
10.4	Herbalife International of America, Inc.'s Management Deferred Compensation Plan, effective January 1, 1996, as amended
10.5	Master Trust Agreement between Herbalife International of America, Inc. and Imperial Trust Company, Inc., effective January 1, 1996
10.6	Herbalife International Inc. 401K Profit Sharing Plan and Trust, as amended
10.7	Trust Agreement for Herbalife 2001 Executive Retention Plan, effective March 15, 2001
10.8	Herbalife 2001 Executive Retention Plan, effective March 15, 2001

10.9	Separation Agreement and General Release, dated as of May 17, 2002, between Robert Sandler and Herbalife International, Inc. and Herbalife International of America, Inc. and Clarification
10.10	Agreement for Retention of Legal Services, dated as of May 20, 2002, by and among Herbalife International, Inc., Herbalife International of America, Inc. and Robert A. Sandler
10.11
Purchase Agreement, dated as of June 21, 2002, by and among WH Acquisition Corp., Herbalife International, Inc., WH Intermediate Holdings Ltd., WH Luxembourg Holdings SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and UBS Warburg LLC
10.12
Registration Rights Agreement, dated as of June 27, 2002, by and among WH Acquisition Corp., WH Intermediate Holdings Ltd., WH Luxembourg Holdings SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and UBS Warburg LLC
10.13
Credit Agreement, dated as of July 31, 2002, by and among Herbalife International, Inc., WH Holdings (Cayman Islands) Ltd., WH Intermediate Holdings Ltd., WH Luxembourg Holdings SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and the Subsidiary Guarantors party thereto, and certain lenders and agents named therein
10.14
Security Agreement, dated as of July 31, 2002, by Herbalife International, Inc., WH Holdings (Cayman Islands) Ltd., WH Intermediate Holdings Ltd., WH Luxembourg Herbalife SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and the Subsidiary Guarantors party thereto in favor of UBS AG, Stamford Branch, as Collateral Agent
10.15	Notice to Distributors regarding Amendment to Agreements of Distributorship, dated as of July 18, 2002 between Herbalife International, Inc. and each Herbalife Distributor
10.16	Monitoring Fee Agreement dated as of July 31, 2002, between Herbalife International, Inc. and Whitney & Co., LLC
10.17	Monitoring Fee Agreement dated as of July 31, 2002, between Herbalife International, Inc. and GGC Administration, LLC
10.18
Indemnity Agreement dated as of July 31, 2002, by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp., Whitney & Co., LLC, Whitney V, L.P., Whitney Strategic Partners V, L.P., GGC Administration, L.L.C., Golden Gate Private Equity, Inc., CCG Investments (BVI), L.P., CCG Associates-AI, LLC, CCG Investment Fund-AI, LP, CCG AV, LLC-Series C, CCG AV, LLC-Series C, CCG AV, LLC-Series E, CCG Associates-QP, LLC and WH Investments Ltd.
10.19	Independent Director's Stock Option Plan of WH Holdings (Cayman Islands) Ltd.
10.20
Amendment No. 1 to Credit Agreement dated as of December 18, 2002, among Herbalife International, Inc., WH Holdings (Cayman Islands) Ltd., WH Intermediate Holdings Ltd., WH Luxembourg Holdings SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and each of the Subsidiary Guarantors listed therein, the Lenders party thereto and UBS AG, Stamford Branch
10.21	Employment Agreement, dated as of March 10, 2003 between Brian Kane and Herbalife International, Inc. and Herbalife International of America, Inc.
10.22	Employment Agreement dated as of March 10, 2003 between Carol Hannah and Herbalife International, Inc. and Herbalife International of America, Inc.

10.23	Non-Statutory Stock Option Agreement, dated as of March 10, 2003 between WH Holdings (Cayman Islands) Ltd. and Brian Kane
10.24	Non-Statutory Stock Option Agreement, dated as of March 10, 2003 between WH Holdings (Cayman Islands) Ltd. and Carol Hannah
10.25	WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan, as restated, dated as of November 5, 2003
10.26	Side Letter Agreement dated as of March 10, 2003 by and among WH Holdings (Cayman Islands) Ltd., Brian Kane and Carol Hannah and the Shareholders listed therein
10.27	Employment Agreement dated as of April 3, 2003 between Michael O. Johnson and Herbalife International, Inc. and Herbalife International of America, Inc.
10.28	Non-Statutory Stock Option Agreement, dated as of April 3, 2003 between WH Holdings (Cayman Islands) Ltd. and Michael O. Johnson
10.29	Side Letter Agreement dated as of April 3, 2003 by and among WH Holdings (Cayman Islands) Ltd., Michael O. Johnson and the Shareholders listed therein
10.30	Employment Agreement dated as of July 14, 2003 between Matt Wisk and Herbalife International of America, Inc.
10.31	Employment Agreement dated as of July 31, 2003 between Gregory L. Probert and Herbalife International of America, Inc.
10.32	Employment Agreement dated October 6, 2003 between Brett R. Chapman and Herbalife International of America, Inc.
10.33	Form of Non-Statutory Stock Option Agreement (Non-Executive Agreement)
10.34	Form of Non-Statutory Stock Option Agreement (Executive Agreement)
10.35	Registration Rights Agreement, dated as of March 8, 2004, by and among WH Holdings (Cayman Islands) Ltd., WH Capital Corporation and UBS Securities, LLC
10.36	Indemnity Agreement, dated as of February 9, 2004, among WH Capital Corporation and Gregory Probert
10.37	Indemnity Agreement, dated as of February 9, 2004, among WH Capital Corporation and Brett R. Chapman
10.38	Stock Subscription Agreement of WH Capital Corporation, dated as of February 9, 2004, between WH Capital Corporation and WH Holdings (Cayman Islands) Ltd.
10.39	First Amendment to Amended and Restated WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan, dated November 5, 2003
10.40	Separation Agreement and General Release dated May 1, 2004, among Herbalife International, Inc., Herbalife International of America, Inc. and Carol Hannah
10.41	Consulting Agreement dated May 1, 2004 among Herbalife International of America, Inc. and Carol Hannah
10.42	Employment Agreement dated June 1, 2004 among Herbalife International of America, Inc. and Richard Goudis

10.43	Purchase Agreement, dated March 3, 2004, by and among WH Holdings (Cayman Islands) Ltd., WH Capital Corporation and UBS Securities LLC
21.1	List of subsidiaries of WH Holdings (Cayman Islands) Ltd.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.3*	Consent of Gibson Dunn & Crutcher, LLP (Included in Exhibit 5.1 hereto)
23.4*	Consent of Maples and Calder (Included in Exhibit 5.2 hereto)
24.1	Power of Attorney of WH Holdings (Cayman Islands) Ltd. (on the signature page of Part II hereof)

*
To be filed by amendment

Item 17. Undertakings

        (a)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (b)   The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (d)   The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, state of California, on September    , 2004.

WH HOLDINGS (CAYMAN ISLANDS) LTD.
By:

Michael O. Johnson Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature to this registration statement appears below hereby constitutes and appoints Michael O. Johnson, Gregory Probert, Richard Goudis and Brett R. Chapman, and each of them, as such person's true and lawful attorney-in-fact and agent with full power of substitution for such person and in such person's name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this registration statement (including any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), with exhibits thereto and other documents in connection therewith, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Michael O. Johnson	Director, Chief Executive Officer (Principal Executive Officer)
Richard Goudis	Chief Financial Officer (Principal Financial Officer)
David Pezzullo	Chief Accounting Officer (Principal Accounting Officer)
Peter Castleman	Director, Chairman of the Board
Henry Burdick	Director, Vice Chairman
Ken Diekroeger	Director

James Fordyce	Director
Charles Orr	Director
Jesse Rogers	Director
Leslie Stanford	Director
Markus Lehmann	Director

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
2.1	Agreement and Plan of Merger, dated April 10, 2002, by and among Herbalife International, Inc., WH Holdings (Cayman Islands) Ltd. and WH Acquisition Corp.
3.1	Amended and Restated Memorandum and Articles of Association of WH Holdings (Cayman Islands) Ltd.
4.1
Indenture, dated as of June 27, 2002 between WH Acquisition Corp., WH Intermediate Holdings Ltd., WH Luxembourg Holdings SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and The Bank of New York as Trustee governing 11 3/4% Senior Subordinated Notes due 2010
4.2	Indenture, dated as of March 8, 2004 between WH Holdings (Cayman Islands) Ltd., WH Capital Corporation and The Bank of New York as trustee governing 9 1/2% Notes due 2011
5.1*	Opinion of Gibson Dunn & Crutcher, LLP, special U.S. counsel to the Registrant
5.2*	Opinion of Maples and Calder, special Cayman Islands Counsel to WH Holdings (Cayman Islands) Ltd.
9.1
Shareholders' Agreement dated as of July 31, 2002, by and among WH Holdings (Cayman Islands) Ltd., Whitney V, L.P., Whitney Strategic Partners V, L.P., WH Investments Ltd., CCG Investments (BVI), L.P., CCG Associates—QP, LLC, CCG Associates—AI, LLC, CCG Investment Fund—AI, L.P., CCG AV, LLC-Series C, CCG AV, LLC-Series E, and certain other persons
9.2
Institutional Shareholders' Agreement dated as of July 31, 2002, by and among WH Holdings (Cayman Islands) Ltd., Whitney V, L.P., Whitney Strategic Partners V, L.P., WH Investments Ltd., CCG Investments (BVI), L.P., CCG Associates-QP, LLC, CCG Associates-AI, LLC, CCG Investment Fund-AI, L.P., CCG AV, LLC-Series C, CCG AV, LLC-Series E, and certain other persons
10.1	Form of Indemnity Agreement between Herbalife International Inc. and certain officers and directors of Herbalife International Inc.
10.2	Office lease agreement between Herbalife International of America Inc. and State Teacher's Retirement System, dated July 11, 1995
10.3	Herbalife International of America, Inc.'s Senior Executive Deferred Compensation Plan, effective January 1, 1996, as amended
10.4	Herbalife International of America, Inc.'s Management Deferred Compensation Plan, effective January 1, 1996, as amended
10.5	Master Trust Agreement between Herbalife International of America, Inc. and Imperial Trust Company, Inc., effective January 1, 1996
10.6	Herbalife International, Inc. 401K Profit Sharing Plan and Trust, as amended
10.7	Trust Agreement for Herbalife 2001 Executive Retention Plan, effective March 15, 2001
10.8	Herbalife 2001 Executive Retention Plan, effective March 15, 2001
10.9	Separation Agreement and General Release, dated as of May 17, 2002, between Robert Sandler and Herbalife International, Inc. and Herbalife International of America, Inc. and Clarification
10.10	Agreement for Retention of Legal Services, dated as of May 20, 2002, by and among Herbalife International, Inc., Herbalife International of America, Inc. and Robert A. Sandler

10.11
Purchase Agreement, dated as of June 21, 2002, by and among WH Acquisition Corp., Herbalife International, Inc., WH Intermediate Holdings Ltd., WH Luxembourg Holdings SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and UBS Warburg LLC
10.12
Registration Rights Agreement, dated as of June 27, 2002, by and among WH Acquisition Corp., WH Intermediate Holdings Ltd., WH Luxembourg Holdings SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and UBS Warburg LLC
10.13
Credit Agreement, dated as of July 31, 2002, by and among Herbalife International, Inc., WH Holdings (Cayman Islands) Ltd., WH Intermediate Holdings Ltd., WH Luxembourg Holdings SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and the Subsidiary Guarantors party thereto, and certain lenders and agents named therein
10.14
Security Agreement, dated as of July 31, 2002, by Herbalife International, Inc., WH Holdings (Cayman Islands) Ltd., WH Intermediate Holdings Ltd., WH Luxembourg Herbalife SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and the Subsidiary Guarantors party thereto in favor of UBS AG, Stamford Branch, as Collateral Agent
10.15	Notice to Distributors regarding Amendment to Agreements of Distributorship, dated as of July 18, 2002 between Herbalife International, Inc. and each Herbalife Distributor
10.16	Monitoring Fee Agreement dated as of July 31, 2002, between Herbalife International, Inc. and Whitney & Co., LLC
10.17	Monitoring Fee Agreement dated as of July 31, 2002, between Herbalife International, Inc. and GGC Administration, LLC
10.18
Indemnity Agreement dated as of July 31, 2002, by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp., Whitney & Co., LLC, Whitney V, L.P., Whitney Strategic Partners V, L.P., GGC Administration, L.L.C., Golden Gate Private Equity, Inc., CCG Investments (BVI), L.P., CCG Associates-AI, LLC, CCG Investment Fund-AI, LP, CCG AV, LLC-Series C, CCG AV, LLC-Series E, CCG Associates-QP, LLC and WH Investments Ltd.
10.19	Independent Director's Stock Option Plan of WH Holdings (Cayman Islands) Ltd.
10.20
Amendment No. 1 to Credit Agreement dated as of December 18, 2002, among Herbalife International, Inc., WH Holdings (Cayman Islands) Ltd., WH Intermediate Holdings Ltd., WH Luxembourg Holdings SàRL, WH Luxembourg Intermediate Holdings SàRL, WH Luxembourg CM SàRL and each of the Subsidiary Guarantors listed therein, the Lenders party thereto and UBS AG, Stamford Branch
10.21	Employment Agreement, dated as of March 10, 2003 between Brian Kane and Herbalife International, Inc. and Herbalife International of America, Inc.
10.22	Employment Agreement dated as of March 10, 2003 between Carol Hannah and Herbalife International, Inc. and Herbalife International of America, Inc.
10.23	Non-Statutory Stock Option Agreement, dated as of March 10, 2003 between WH Holdings (Cayman Islands) Ltd. and Brian Kane
10.24	Non-Statutory Stock Option Agreement, dated as of March 10, 2003 between WH Holdings (Cayman Islands) Ltd. and Carol Hannah
10.25	WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan, as restated, dated as of November 5, 2003
10.26	Side Letter Agreement dated as of March 10, 2003 by and among WH Holdings (Cayman Islands) Ltd., Brian Kane and Carol Hannah and the Shareholders listed therein

10.27	Employment Agreement dated as of April 3, 2003 between Michael O. Johnson and Herbalife International, Inc. and Herbalife International of America, Inc.
10.28	Non-Statutory Stock Option Agreement, dated as of April 3, 2003 between WH Holdings (Cayman Islands) Ltd. and Michael O. Johnson
10.29	Side Letter Agreement dated as of April 3, 2003 by and among WH Holdings (Cayman Islands) Ltd., Michael O. Johnson and the Shareholders listed therein
10.30	Employment Agreement dated as of July 14, 2003 between Matt Wisk and Herbalife International of America, Inc.
10.31	Employment Agreement dated as of July 31, 2003 between Gregory L. Probert and Herbalife International of America, Inc.
10.32	Employment Agreement dated October 6, 2003 between Brett R. Chapman and Herbalife International of America, Inc.
10.33	Form of Non-Statutory Stock Option Agreement (Non-Executive Agreement)
10.34	Form of Non-Statutory Stock Option Agreement (Executive Agreement)
10.35	Registration Rights Agreement, dated as of March 8, 2004, by and among WH Holdings (Cayman Islands) Ltd., WH Capital Corporation and UBS Securities, LLC
10.36	Indemnity Agreement, dated as of February 9, 2004, among WH Capital Corporation and Gregory Probert
10.37	Indemnity Agreement, dated as of February 9, 2004, among WH Capital Corporation and Brett R. Chapman
10.38	Stock Subscription Agreement of WH Capital Corporation, dated as of February 9, 2004, between WH Capital Corporation and WH Holdings (Cayman Islands) Ltd.
10.39	First Amendment to Amended and Restated WH Holdings (Cayman Islands) Ltd. Stock Incentive Plan, dated November 5, 2003
10.40	Separation Agreement and General Release dated May 1, 2004, among Herbalife International, Inc., Herbalife International of America, Inc. and Carol Hannah
10.41	Consulting Agreement dated May 1, 2004 among Herbalife International of America, Inc. and Carol Hannah
10.42	Employment Agreement dated June 1, 2004 among Herbalife International of America, Inc. and Richard Goudis
10.43	Purchase Agreement, dated March 3, 2004, by and among WH Holdings (Cayman Islands) Ltd., WH Capital Corporation and UBS Securities LLC
21.1	List of subsidiaries of WH Holdings (Cayman Islands) Ltd.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.3*	Consent of Gibson Dunn & Crutcher, LLP (Included in Exhibit 5.1 hereto)
23.4*	Consent of Maples and Calder (Included in Exhibit 5.2 hereto)
24.1	Power of Attorney of WH Holdings (Cayman Islands) Ltd. (on the signature page of Part II hereof)

*
To be filed by amendment

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
MARKET DATA
OUR RECAPITALIZATION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS As of June 30, 2004
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME For the Year Ended December 31, 2003
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME For the Six Months Ended June 30, 2004
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Number of Supervisors by Geographic Region as of Reporting Period
Sales by Product Category
Sales by Geographic Region
Sales by Product Category
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF SHARE CAPITAL
DESCRIPTION OF MATERIAL INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
CAYMAN ISLANDS TAX CONSIDERATIONS
UNDERWRITERS
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
WH HOLDINGS (CAYMAN ISLANDS) LTD. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WH HOLDINGS (CAYMAN ISLANDS) LTD. CONSOLIDATED BALANCE SHEETS (as of December 31)
WH HOLDINGS (CAYMAN ISLANDS) LTD. CONSOLIDATED STATEMENTS OF INCOME
WH HOLDINGS (CAYMAN ISLANDS) LTD. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
WH HOLDINGS (CAYMAN ISLANDS) LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS
WH HOLDINGS (CAYMAN ISLANDS) LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
WH HOLDINGS (CAYMAN ISLANDS) LTD. CONSOLIDATED BALANCE SHEETS (Unaudited)
WH HOLDINGS (CAYMAN ISLANDS) LTD. CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
WH HOLDINGS (CAYMAN ISLANDS) LTD. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (Unaudited)
WH HOLDINGS (CAYMAN ISLANDS) LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
WH HOLDINGS (CAYMAN ISLANDS) LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX